February ~~7,~~26, 2018

Registration File No. 333-221954

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

PRE-EFFECTIVE AMENDMENT NO. ~~3~~4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_____________________

Ministry Partners Investment Company, LLC

(Name of small business issuer in its charter)

_____________________

California	6199	26-3959348
(State of or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

915 West Imperial Highway, Suite 120

Brea, California 92821

(714) 671-5720

(Address and telephone number of principal executive offices and principal place of business)

JOSEPH W. TURNER, JR.

Chief Executive Officer, President

915 West Imperial Highway, Suite 120

Brea, California 92821

(714) 671-5720

(Name, address and telephone number of agent for service)

With copies to:

RANDY K. STERNS, ESQ.

BUSH ROSS, P.A.

1801 N. Highland Avenue

Tampa, Florida 33602

(813) 224-9255

_____________________

Approximate date of proposed sale to the public:  As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following space and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☐             Non-accelerated filer ☐             Smaller reporting company ☑

                                                                   (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE (3)
Class 1A Notes, Fixed Series	$90,000,000	par	$90,000,000
Class 1A Notes, Variable Series	$90,000,000	par	$90,000,000
Total	$90,000,000	par	$90,000,000	$11,205

_________________________

(1) The notes will be sold at their face amount.

(2) A total of $90,000,000 of the Class 1A Notes is being registered, consisting of a combination of the Fixed Series and/or Variable Series.

(3) The fee is based on the total of $90,000,000 of Class 1A Notes being registered hereby.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

Explanatory Note

This Registration Statement is being filed to register the sale of the Company’s unsecured promissory notes as the Company’s current Registration Statement for its continuous offering of its Class 1 Notes under Rule 415 expired on December 31, 2017. The Class 1A Notes issued under this Registration Statement will replace the Company’s current offering of Class 1 Notes, the Registration Statement for which will be withdrawn when the subject Registration Statement is declared effective.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion:  Dated February ~~7,~~26, 2018

$90,000,000

 MINISTRY PARTNERS INVESTMENT COMPANY, LLC

Class 1A Notes Promissory Notes

We are offering our Class 1A Notes in two Series: the Fixed Series and the Variable Series in several Categories, each of which has a minimum required investment. The Class 1A Notes, which we sometimes refer to as the “Notes”, are our unsecured and unsubordinated obligations and, except as described herein, rank equal in right to payment with our existing and future unsecured creditors. Each Note Series bears interest at a rate equal to the sum of the Spread for the respective Series Category plus the applicable index rate. The Fixed Series Notes are offered with maturities of 12, 18, 24, 30, 36, 42, 48, 54 and 60 months and the Variable Series Notes are offered with a maturity of 60 months. Unless otherwise indicated, the words “we”, “us”, “our” or the “Company” refer to Ministry Partners Investment Company, LLC, together with three wholly owned subsidiaries.

We are offering the Notes on a best efforts basis through our wholly-owned subsidiary, Ministry Partners Securities, LLC (“MP Securities”).

INVESTING IN THE NOTES INVOLVES RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL. SEE “RISK FACTORS” BEGINNING ON PAGE 16. THERE WILL BE NO PUBLIC MARKET FOR THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

	Offering Price	Maximum Commissions(1)	Proceeds to the Company(2)(3)
Minimum Purchase	$1,000	$55	$945
Total	$90,000,000	$4,950,000	$85,050,000

(1)	The gross maximum compensation paid to MP Securities for serving as the Company’s selling agent will not exceed 5.5% . See “Plan of Distribution– Underwriting Compensation We Will Pay”.
(2)

We may incur an estimated $317,000 of other expenses of issuance and distribution (“Issuance and Distribution Expenses”) and up to an estimated $~~1,084,500~~1,053,907 of additional expenses which may be considered additional organization and offering expenses (“Organization and Offering Expenses” by the Financial Industry Regulatory Authority (“FINRA”) under the FINRA Rules (see “Estimated Use of Proceeds” on page 32 and “Plan of Distribution” on page 128.)

The Notes are part of up to $300 million of Class 1A Notes we are authorized to issue under the Class 1A Note Trust Indenture, which we refer to as the “Indenture.” U.S. Bank National Association, whom we refer to as “Trustee,” serves as the Trustee under the Indenture.

The Notes and other securities we offer are not deposits of, obligations of, or guaranteed by any of these credit unions. They are not insured or guaranteed by the National Credit Union Share Insurance Fund (“NCUSIF”), the Federal Deposit Insurance Corporation (“FDIC”), or any other government agency or private insurer.

The current Rate Schedule and any other supplements to this Prospectus are placed inside this front cover.

The date of this Prospectus is February ~~7,~~26, 2018

Ministry Partners Securities, LLC

2

OUR MORTGAGE LOAN BUSINESS	54
Lending Activities	54
Our Mortgage Loan Investment Standards	56
Our Loan Investment Portfolio	59
Sale of Loan Participation Interests	61
Performance and Monitoring of Our Loan Portfolio	62
Allowance for Loan Losses	65
Our Competition	67
Our Employees	67
Our Properties	67

BOARD OF MANAGERS	68

EXECUTIVE OFFICERS	70
Our Board of Managers	71
Board Committees	71
Our Board Chairman	72
Code of Ethics	72
Indemnification of Our Managers and Officers	72

EXECUTIVE COMPENSATION	73

DESCRIPTION OF OUR MEMBERSHIP INTERESTS AND CHARTER DOCUMENTS	75
Our Authorized Membership Interests	75
Our Class A Units	75
Our Series A Units	76
Our Charter Documents	77

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	78

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	80
Safe Harbor Cautionary Statement	80
Analysis of the Nine Months Ended September 30, 2017 and September 30, 2016	80
Overview	80
Results of Operations for the Nine Months Ended September 30, 2017 and September 30, 2016	82
Net Income and Net Interest Margin	84
Financial Condition	87
Liquidity and Capital Resources	92
Analysis of the Years Ended December 31, 2016 and 2015	93
Financial Condition	93
2016 Developments	93
Significant Accounting Estimates and Critical Accounting Policies	96
Consolidated Financial Condition and Results of Operations	100
Our Balance Sheet at December 31, 2016 and 2015	100
Results of Operations for the Years Ended December 31, 2016 and December 31, 2015	106
Results of Operations for the Years Ended December 31, 2015 and December 31, 2014	108
Net Interest Income and Net Interest Margin	110
Credit Quality and Allowance for Loan Losses	113
Cash and Cash Equivalents	116
Liquidity and Capital Resources	116
Credit Facilities Developments	117
Investor Notes	119
Debt Covenants	120
QUANTITATIVE AND QUALITATIVE MARKET RISK	120
Market Risk Management	120

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	122
Transactions with Equity Owners	122
Other Related Party Transactions	124

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	126
Taxation of Interest	127
Disposition, Redemption or Repurchase for Cash	127

LEGAL PROCEEDINGS	127

PLAN OF DISTRIBUTION	128
General	128
Underwriting Compensation We Will Pay	128
Processing Fee	129
Other Organization and Offering Costs We May Incur for the Offering	129
Commitment Regarding Organization and Offering Expenses	129130
Indemnification	129130
Conflict of Interest	129130
Sales to IRAs	129130

HOW TO PURCHASE A NOTE	130

LEGAL MATTERS	130131

EXPERTS	131

WHERE YOU CAN FIND MORE INFORMATION	131

INDEX TO FINANCIAL STATEMENTS	F-1

EXHIBIT A - Form of Trust Indenture	A-1

EXHIBIT B - Form of Fixed Series Class 1A Note	B-1

EXHIBIT C - Form of Variable Series Class 1A Note	C-1

EXHIBIT D -
Retail Purchase Application	D-1
Commercial Purchase Application	D-2

____________________________________________

YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY NOTES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME THE PROSPECTUS MAY BE DELIVERED OR OF ANY SALE OF THE NOTES.

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INTRODUCTION

We have prepared this Prospectus so that you will have the information necessary to make your investment decision. Please read this Prospectus carefully. It describes the Notes, the risks involved in investing in the Notes, our company and our business, and our financial condition. We refer to the registered owner of a Note as a “Noteholder” or “Holder”.

FREQUENTLY ASKED QUESTIONS ABOUT THE NOTES

Q:	Where can I find the definitions of the terms you use in this Prospectus?

A:

Unless otherwise defined in this Prospectus, or unless the context in which the term is used requires a different meaning, terms used in this Prospectus, whether capitalized or used in the lower case, have the meanings set forth in the Definitions section of the Indenture, which is included as Exhibit A to this Prospectus.

Q:	Who are you?

A:

We are Ministry Partners Investment Company, LLC, a California limited liability company. We were established in 1991 as a credit union service organization. We are owned by certain state and federal chartered credit unions. One of our core missional purposes is to provide funding for secured loans to churches and ministry organizations. Substantially all of our loans are secured by churches and church and ministry related properties.

Q:	How would my interest rate on an investment in a Fixed Series Note be determined?

A:

Suppose you purchase a Fixed Series, Category Fixed 25 Note with a 24-month maturity when the index established for 24-month obligations was 1.61% and our Fixed Spread for Category Fixed 25 Note is 1.00%. Then the interest rate payable on your Category Fixed 25, Fixed Series Note would be the stated index set for our Fixed Series Notes plus the applicable Spread, or 2.61%.

Q:	What is the CMT Index?

A:

The CMT Index refers to the Constant Maturity Treasury rates published by the U.S. Department of the Treasury for actively traded Treasury securities in over the counter trading transactions.  The CMT Index daily rates for one, two, three and five year Treasury securities can be found at www.treasury.gov.  We will use the average of the three and five year daily rates to establish the CMT Index for a four year Fixed Series Class 1A Note.

Q:	How would my investment in a Variable Series Note work?

A:

If you purchase a Variable Series Note for $78,000, you will receive a Variable 50 Note which will bear interest at a rate equal to the sum of the Variable Index interest rate then in effect plus the Variable Spread for the respective category for such Note. The interest rate on your Variable 50 Note will be adjusted monthly based on the Variable Index in effect on each adjustment date. Your Variable 50 Note will have a maturity of 60 months. However, we will repay all or part of your Variable 50 Note at your request at any time after your Note has been outstanding with an unpaid principal balance of $10,000 or more.

Q:	What is the Variable Index interest rate?

A:	The Variable Index interest rate is the then current interest rate reported by the Wall Street Journal for the LIBOR rate for 3-month obligations.

Q:	What is the Fixed Spread and Variable Spread?

A:

The difference or “spread” between the applicable index rate and the interest rate we agree to pay you on the Note you purchase is the fixed or variable spread (the “Fixed Spread” or “Variable Spread”). The applicable Fixed or Variable Spread is different for each Series and Category of Note.

Q:	Can you change the Fixed Spread or Variable Spread on my Note after I buy it?

A:	No, not without your written consent.

Q:	How often do you pay interest?

A:

Interest is accrued on your Note monthly. You may choose to have interest that accrues on your Note paid monthly, quarterly, semi-annually or annually. You may also choose to elect to have payment of interest on your Note deferred and added to the principal of your Note (the “Interest Deferral Election”). Unless you specify otherwise, we will pay accrued interest on your Note monthly.

Q:	Can I require you to cash in my Note before it is due?

A:

You can require us to prepay your Variable Series Note, subject to certain restrictions. You cannot require us to pay a Fixed Note before it is due; however, in the event of an emergency, you can request early payment of all or a portion of a Fixed Note as explained in the following question and answer.

Q:	What if I have an emergency and I need to cash in my Note?

A:

You can request that we voluntarily prepay your Note in whole or in part. We may in our sole discretion do so, but we are not contractually obligated to grant your request for prepayment. Our current policy is to grant a reasonable request by reason of a bona fide hardship, subject to availability of funds. However, there is no assurance we will continue this policy in the future. In the event we agree to prepay all or portion of your Note, we may deduct from the amount we prepay an administrative charge of an amount equal to 3 months’ interest.

Q:	Do you have the right to prepay my Note?

A:

Yes, we can prepay or redeem any Note by giving you at least 30 days’ written notice of the redemption date. On the date of redemption, we must pay you accurate principal plus all accrued interest thereon through the redemption date. We do not have to pay you a premium if we redeem your Note early.

Q:	What is your obligation to pay my Note?

A:

Your Note is equal in right to payment with our other unsecured creditors. Your Note is unsecured and is not guaranteed by any of our Managers (each a “Manager”, and collectively “Managers”), our equity owners or any other person.

Q:	Does any Series or Category of the Notes have priority as to payment over any other Series or Category?

A:

The Class 1A Notes and our other unsecured debt obligations are equal in right to payment of principal and interest. We sometimes refer to this equal priority as a Note being in “pari passu” with the other Class 1A Notes. As of September 30, 2017, we have issued $9.7 million in secured notes (which we refer to as the “Secured Notes”). These Secured Notes are secured by our mortgage loans and, to the extent of such collateral, are superior in right to payment over the Class 1A Notes and our other unsecured debt.

Q:	Who is responsible for making payments of principal and interest on the Notes?

A:	We act as paying agent for the Notes. We must certify to the Trustee that we are current on all payments then due on each outstanding Note.

Q:	How will you use the cash from my investment in the Notes?

A:

We plan to use the proceeds from your investment primarily to invest in secured loans to churches and ministry organizations. These secured loans, which we refer to as “mortgage loans,” may be loans secured by deeds of trusts, mortgages or mortgage bonds. These mortgage loans finance acquisition, development and/or maintenance of churches or ministry related properties, as well as the refinancing of existing church or ministry loans. We provide the needed funding to see church projects to completion, whether it is a new worship center, ministry headquarters or additional classrooms. We may also use some of these proceeds to pay our operational expenses and to pay interest and principal on our outstanding debt.

Q:	Why is there an Indenture?

A:	We require that you execute the Indenture in order to:

•	establish the common terms and conditions for the Notes and a means by which the Noteholders can act in an organized manner;

•

provide for the appointment of an independent Trustee and allow us to deal with a single representative of the Holders with respect to matters addressed in the Indenture, including in the event of our default; and

•	authorize the Trustee to monitor our compliance with the Indenture, to give timely notices to the Holders, and to act for the Holders in the event of a default and in regard to other matters.

As required by U.S. federal law, the Notes are governed by the Indenture. The Indenture constitutes an “indenture” under the Trust and Indenture Act of 1939. An Indenture is a contract between us, you as Holders and the Trustee, who is appointed to serve under and pursuant to the Indenture.

Q:	Do I have to abide by the terms of the Indenture?

A:

Yes. Your Note is issued pursuant to the terms of the Indenture and your Note is subject to its terms and conditions. As a condition to your purchase of a Note and your becoming the registered owner of the Note, you become a party to the Indenture.

Q:	What is the Trust Indenture Act of 1939?

A:

The Trust Indenture Act of 1939, or as we refer to it, the “1939 Act,” provides that unless exempt, Notes sold to the public in a registered offering must be governed by a Trust Indenture, as defined, and the Notes must be registered by the issuer under the 1939 Act. The 1939 Act further provides that the Trust Indenture must contain certain protective provisions benefiting the owners of the debt covered by the Indenture. We have registered the Notes under the 1939 Act.

Q:	Can you modify or amend the Indenture without the consent of the Holders?

A:

Yes, but only in limited circumstances. We may amend or modify the Indenture with the Trustee without the consent of the Holders to, among other things, add covenants or new events of default for the protection of the Holders; evidence the assumption by a successor trustee under the Indenture; cure any ambiguity or correct any inconsistency in the Indenture or amend the Indenture in any other manner that we may deem necessary or desirable and that will not adversely affect the interests of the Holders of any Series of the outstanding Notes; and establish the form and terms of the Notes issued under the Indenture.

Except in these limited circumstances, we and the Trustee must have the consent of the Holders holding a Majority in Interest of the Notes (a “Majority Vote”) of each Series and Category then outstanding and affected by the amendment.

Q:	What promises do you make to the Holders under the Indenture?

A:	Under the Indenture, we promise or “covenant” to do, among other things, the following:

•	Make timely interest and principal payments on the Notes;

•	Maintain a specified minimum net worth;

•	Not issue certain kinds of additional debt beyond specified limits;

•	Not make certain dividend and other distribution payments to our Members;

•	Not issue unsecured debt that is senior to the Class 1A Notes; and

•	Timely make principal and interest payments on the Notes and on our other debt, even if it is junior to the Notes.

Q:	Who is the Trustee?

A:	The Trustee is U.S. Bank National Association, a federally chartered trust company which has fiduciary powers and offers comprehensive financial services, including asset management, in all 50 states.

Q:	What does the Trustee do?

A:	The Trustee has two main roles under the Indenture:

•	The Trustee performs certain administrative duties for us and you, such as sending you notices; and

•	The Trustee may, at your direction, enforce your rights, including the rights you may have against us if we default.

Q:	Who pays the Trustee?

A:	Under the Indenture, we agree to pay, and the Trustee agrees to look only to us for payment of, all fees, expenses and expense reimbursements payable to the Trustee under the Indenture.

Q:	What recourse do the Holders have in the event of a default?

A:

In the event of a default, the Holders of 25% of the unpaid principal amount of the Outstanding Notes may give notice to us and declare the unpaid balance of the Notes immediately due and payable. A Majority Vote of the Holders is required to direct the Trustee to pursue collection of the Notes or any other remedy available under the Indenture by reason of the default.

Q:	What is an event of default?

A:	An event of default is an event defined in the Indenture, which if not timely cured, allows you to take action against us for immediate and full payment of your note. Events of default include:

•	Our failure to timely pay interest or principal on your note;

•	Our filing of bankruptcy;

•	Our breach of any of our covenants in the Indenture.

Q:	Does the Trustee have the right to waive any default on behalf of the Holders?

A:	Yes, but only with a Majority Vote of the Holders of each Series and Category of note affected by the default.

Q:	How can the Holders direct the Trustee to act?

A:	The Holders can direct the Trustee to act on behalf of the Holders by a Majority Vote.

Q:	What liability does the Trustee have to the Holders?

A:

The Trustee is charged to conduct itself in a manner consistent with a reasonably prudent person in taking actions directed by the Holders. However, the Trustee disclaims any responsibility with respect to the form of a note or the enforceability of the Notes or the Indenture.

Q:	What reports are you required to provide the Trustee?

A:	The Indenture requires us to provide the Trustee the following reports.

•	We must provide the Trustee a list of the names and addresses of the current owners of record of the Notes quarterly.

•

We must annually provide the Trustee with a certified statement that we have fulfilled all of our obligations under the Indenture with respect to each Series and Category of Notes for the preceding year.

•	We are required to provide the Trustee with a copy of each report we send to the Holders.

•	We are required to provide the Trustee with a copy of each current quarterly and annual report we file with the SEC under the 1934 Act.

Q:	For whom might an investment in the Notes be appropriate?

A:

An investment in our Notes may be appropriate for you if, in addition to meeting the suitability standards described below, you seek to receive current income and to diversify your personal portfolio with an investment in a Note. An investment in our Notes has limited liquidity and therefore is not appropriate if you may require liquidity before maturity of your Note.

Q:	May I make an investment through my IRA or other tax-deferred account?

A:

Yes. You may make an investment through your IRA or other tax-deferred account. In making these investment decisions, you should consider, at a minimum, (1) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other account, (2) whether the investment would constitute a prohibited transaction under applicable law, (3) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other account, (4) whether the investment will generate unrelated business taxable income (UBTI) to your IRA, plan or other account, (5) whether there is sufficient liquidity for such investment under your IRA, plan or other account, and (6) the need to value the assets of your IRA, plan or other account annually or more frequently. You should note that an investment in our Notes will not, in itself, create a retirement plan and that in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended. Before you invest in a Note through an IRA or tax deferred account, you should consider applicable suitability standards and investment criteria to ensure that the investment meets your investment objectives for an IRA or tax deferred account.

Q:	Are there fees associated with my investment?

A:

Yes, but no fees will be assessed by the Company on an investment made by a purchaser in a Note or deducted from the principal balance of a Note purchased, including unpaid interest, due on a Note. Any fees assessed in connection with the purchase of a Note or applied during the period in which a Note is held will be assessed and paid solely by the Company to its wholly-owned subsidiary, MP Securities.  When a Class 1A Note is purchased, a sales commission equal to 1.50% of the aggregate amount of the principal amount of the Note purchased will be paid to MP Securities, our wholly-owned broker dealer firm.  In addition, a processing fee equal to  0.50% of the aggregate amount of a Note purchased will be paid to MP Securities.  The initial sales commission and processing fee will be assessed on any new purchase of a Note, including reinvestments made by investors that may have previously purchased one of our publicly offered debt securities.  Commencing one year after the purchase of a Class 1A Note, an account servicing fee equal to 1% per annum of the principal amount of a Note purchased (“Account Servicing Fee”) will be assessed on a monthly basis and thereafter paid to MP Securities throughout the remaining term of the Note; subject to a maximum gross dealer compensation of 5.5% assessed on any Class 1A Note sold.  The Account Servicing Fee will be paid by the Company to MP Securities and will not be assessed against a Class 1A Note that is purchased by an investor.  No Account Servicing Fee will be assessed on any accrued or deferred interest earned but not paid to an investor that purchases a Note.  The Account Servicing Fee will not be assessed on the Company’s outstanding Class 1 or Class A Notes.

As an example, if you purchased a Class 1A Fixed Series Note with a 48-month term in the principal amount of $10,000, an initial sales commission of $150 would be paid on the purchase to MP Securities.  In addition, a $50 processing fee would be paid to MP Securities when the investment is made.  Commencing one year after the purchase of a Class 1A Note, a 1% per annum monthly Account Servicing Fee will be assessed on the principal amount of a Note during the remaining term of the Note.  With the purchase of a $10,000, 48 month Class 1A Note, for example, the total amount of fees paid to MP Securities over the term of the Note, including the initial sales charge, processing fee and Account Servicing Fee would be $500.  The $500 in fees assessed under this example would be paid solely by the Company to MP Securities and will not be charged against the investment made by an investor in a Note.

Q:	Has the Company offered prior investor note programs?

A:

Yes.  Since inception in 1991, the Company has offered and completed 12 national public offerings that were registered with the SEC.  The Company has made all required payments of interest and principal due on the investor notes that were issued under these registration statements.  Investors in these public offerings have received payment in accordance with their terms in cash or reinvested the proceeds of a note when it matured into a Company offered debt security.  The Company’s most recent SEC registered offering of its Class 1 Notes was terminated effective as of December 31, 2017.  Of the $85,000,000 authorized to be issued, the Company sold $70,269,126 of its Class 1 Notes and intends to deregister the remaining $14,730,874 of Class 1 Notes  In summary, each of the prior publicly offered investor note programs offered by the Company were liquidated and terminated in accordance with the term of the offering and all required payments of principal and interest were made to investors in accordance with the terms of the investor notes.

Q:	How can I purchase a Note?

A:

If you choose to purchase a Note in this offering, in addition to reading this Prospectus, you will need to complete and sign an applicable Purchase Application for the Note or Notes in the form attached as Exhibit D to this Prospectus, and pay for the total Notes purchased at the time you subscribe. After you become an owner of a Class 1A Note, you may purchase additional Notes by completing and signing an additional Purchase Application.

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SUITABILITY STANDARDS

An investment in our Notes is only suitable for persons who have adequate financial means and desire an investment in unsecured debt obligations for a term of the Note selected, from 12-months up to 60-months for the Fixed Series Notes. All of the Variable Series Notes have a term of 60-months. In addition, an investment has limited liquidity, which means that it may be difficult for you to sell your Note. Persons who may require liquidity prior to the maturity of their Note or seek a guaranteed stream of income should not invest in our Notes.

In consideration of these factors, we have established minimum suitability standards for purchasers of Notes. These minimum suitability standards require that a purchaser of Notes satisfy the following:

If you are a natural person (an individual):

•

You may invest up to ten percent (10%) of your net worth or up to ten percent (10%) of your net assets, in the Notes only if you have either (i) a minimum annual gross income of at least $40,000 and a net worth of $40,000; or (ii) a net worth of at least $70,000.

•

You may invest up to twenty percent (20%) of your net worth in the Notes only if you have either (i) a minimum annual gross income of at least $70,000 and a net worth of $70,000; or (ii) a net worth of at least $250,000.

If you are a non-natural person (such as a church, school, parachurch ministry, corporation, or trust):

•	You may invest up to ten percent (10%) of your net assets in Notes only if you have liquid assets of at least $50,000; or if you have total gross assets of at least $500,000.
•	You may invest up to twenty percent (20%) of your net assets in Notes if you have liquid assets of at least $100,000; or if you have total gross assets of at least $1,000,000.

In the case of sales to fiduciary accounts, the suitability standards must be met by either the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the Notes, or by the beneficiary of the account.

We and our selling agent, MP Securities, are responsible for determining if the Note purchasers meet these suitability standards for investing in our Notes. In making this determination, we and the selling agent will rely on information provided by prospective Note purchasers.  In addition to the minimum suitability standards described above, we and each authorized representative or any other person selling Notes on our behalf, are required to make every reasonable effort to determine that the purchase of Notes is a suitable and appropriate investment for each Note purchaser.

In making this determination, your authorized representative or other person selling Notes on our behalf will, based on a review of the information provided by you, including your age, investment objectives, income, net worth, financial situation and other investments held by you, consider whether you:

•	meet the minimum income and net worth standards established by your state;
•	can reasonably benefit from an investment in our Notes based on your overall investment objectives and portfolio structure;
•	are able to bear economic risk of the investment based on your overall financial situation; and
•	have an apparent understanding of:

–the fundamental risks of an investment in the Note you purchase;

–the risk that you may lose your entire investment in your Note;

–the lack of liquidity of the Note you purchase;

–any restrictions on transferability of the Notes; and

–the tax, including ERISA, consequences of an investment in our Notes.

Such persons must maintain records for at least six years of the information used to determine that an investment in the Notes is suitable and appropriate for each investor.

Restriction Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), the Notes offered by this Prospectus may not be offered, sold, transferred or delivered, directly or indirectly, to any “Unacceptable Investor,” which means anyone who is:

•

a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the U.S. Treasury Department;

•	acting on behalf of, or an entity owned or controlled by, any government against whom the United States maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;
•	within the scope of Executive Order 13224 ― Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;
•

a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Expert Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

•	designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

PROSPECTUS SUMMARY

The following summary highlights selected information we have included in this Prospectus. It does not contain all of the information that may be important to you. More detailed information about the Notes, the Indenture, our business, and our operating data is contained elsewhere in this Prospectus. See also the section, “Frequently Asked Questions About The Notes.” This section does not contain all of the information that is important to your decision whether to invest in the Notes. We encourage you to read this Prospectus, including the section entitled “Risk Factors” and our Financial Statements starting at page F-1 of this Prospectus in their entirety before making an investment decision.

About Our Company

We are a California limited liability company. Our principal executive offices are located at 915 West Imperial Highway, Suite 120, Brea, California, 92821 and our telephone number is 800-753-6742. Our website is located at www.ministrypartners.org. The information on our website is not part of this Prospectus.

One of our core missional purposes involves making and investing in loans made to evangelical Christian churches, ministries and related organizations. Our loan investments are generally secured by a first lien on church properties and/or ministry related properties. We use the proceeds from the sale of the Notes and our other borrowings to fund our mortgage loan investments. We may, from time to time, use proceeds from the sale of the Notes to repay outstanding Notes and/or other borrowings. We refer to the Notes and other Notes we sell to investors as our debt securities.

The Offering	This offering (the “Offering”) is for a total of $90,000,000 of our Class 1A Notes.

The Notes may be purchased in one or more of the following Series:

–	Fixed Series, which pay interest at a fixed rate depending on the Category and maturity of Fixed Series Note purchased.

–	Variable Series, which pay at a variable rate of interest adjusted monthly depending on the Category purchased.

The Fixed Series Notes

The Fixed Series Notes are offered in the following six Categories with each requiring the specified minimum purchase. The Fixed Series Notes are offered with a term (or maturity) of 12, 18, 24, 30, 36, 42, 48, 54, or 60 months.

The Fixed Notes pay a fixed rate of interest equal to the sum of the CMT Index plus the amount of the Fixed Spread for its respective Category as set forth below.

			Fixed Spread
Fixed Series Note Category	Required Minimum Purchase	12 Month	18 Month	24 Month	30 Month	36 Month
Category Fixed 1		$1,000.45%	.55%	.70%	.80%	1.00%
Category Fixed 5		$5,000.55%	.65%	.75%	.85%	1.10%
Category Fixed 10		$10,000.65%	.80%	.90%	1.00%	1.25%
Category Fixed 25		$25,000.75%	.90%	1.00%	1.10%	1.35%
Category Fixed 50		$50,000.85%	1.00%	1.10%	1.20%	1.45%
Category Fixed 100		$100,000.95%	1.10%	1.20%	1.30%	1.55%

		Fixed Spread
Fixed Series Note Category	Required Minimum Purchase	42 Month	48 Month	54 Month	60 Month
Category Fixed 1	$1,000	1.20%	1.50%	1.65%	1.85%
Category Fixed 5	$5,000	1.30%	1.60%	1.75%	1.95%
Category Fixed 10	$10,000	1.45%	1.70%	1.85%	2.05%
Category Fixed 25	$25,000	1.55%	1.80%	1.95%	2.15%
Category Fixed 50	$50,000	1.65%	1.90%	2.05%	2.25%
Category Fixed 100	$100,000	1.75%	2.00%	2.15%	2.35%

The Variable Series Notes

The Variable Series Notes are offered in five Categories, each requiring a specified minimum purchase. All Variable Series Notes have a maturity of 60 months. However, we will, upon your request, prepay your Note without penalty, in whole or in part, provided your Note has had an unpaid principal balance of at least $10,000 during the preceding 90 days.

The Variable Series Notes pay interest which is adjusted monthly to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category as set forth below.

Variable Series Note Category	Required Minimum Purchase	Variable Spread
Category Variable 10	$10,000	0.20%
Category Variable 25	$25,000	0.30%
Category Variable 50	$50,000	0.40%
Category Variable 100	$100,000	0.50%
Category Variable 250	$250,000	0.65%

The Indexes

The interest rates we pay in the Fixed Series Notes are determined in reference to the CMT Index in effect on the date they are issued. The interest rate we pay on the Variable Series Notes is determined by reference to the Variable Index in effect on the date the interest rate is set. As described under “Description of the Notes – The Indexes,” the CMT Index is determined by the Constant Maturity Treasury rates published by the U.S. Department of Treasury for actively traded Treasury securities. The Variable Index is equal to the 3‑month LIBOR rate. The 3-month LIBOR rate is the London Interbank Offered Rate (“LIBOR”) interest rate for 3-month obligations.

Note Terms in General	Certain common terms of the Class 1A Notes are summarized below:

Manner of Interest Payments

Interest is accrued on your Note monthly. You may choose to have interest that accrues on your Note paid monthly, quarterly, semi-annually or annually. You may also make the Interest Deferral Election whereby interest on your Note will be deferred and added to the principal balance of your Note. Unless you specify otherwise, we will pay accrued interest on your Note monthly. The interest rate paid for a partial month is adjusted according to the number of days the Note was outstanding. You may change the way interest is paid on your Note by written notice to us.  Any accrued interest is paid along with unpaid principal when your Note matures.

Your Interest Compounded Option

At any time, you can direct us to retain all interest payable on your Note and pay you interest on such interest at the same rate payable on the principal of the Note. This allows you to earn interest on your interest (i.e., you earn compound interest).

Rank of the Notes	Our payment of the Class 1A Notes is not secured or guaranteed. The Notes are generally equal in priority of right to payment with our other existing and future unsecured debt obligations.

You May Request Prepayment

You may, by reason of hardship, request at any time that we prepay all or any portion of your Note prior to its maturity. We may grant the request in our sole discretion. If granted, we will pay the unpaid balance of the Note, less an administrative charge not exceeding 3-months of interest payable on the Note.

Our Right to Prepay Notes	We reserve the right to prepay a Note at our election at any time upon not less than 30 days nor more than 60 days’ prior written notice.

Indenture	The Indenture sets forth the rights, terms and conditions to which all of the Notes are subject.

Protective Promises	Under the Indenture, we agree that we will:

–maintain a tangible adjusted net worth of at least $4.0 million;

–not incur additional indebtedness, as defined, unless our resulting fixed charge coverage ratio remains at least 1.2 to 1.0;

–limit our other indebtedness, as defined, to not more than $20.0 million;

–not enter into certain transactions with our Affiliates;

–not consummate certain consolidations, mergers or sales of our assets, unless we are the entity surviving the transaction or the entity surviving the transaction assumes our obligations under the Notes; and

–not make distributions to our Members except under specified conditions.

We are in compliance with each of these promises.

Events of Default	If an event of default occurs, the Trustee, acting on the direction of a Majority Vote of the Holders, will accelerate payment of the Notes in full. An event of default includes the following:

–our failure to make a required payment on a Note within 30 days after it is due;

–our failure to observe or perform any of the covenants or agreements under the Notes or the Indenture, unless cured in a timely manner; or

–our uncured default under the terms of any of our other indebtedness, which default is caused by our failure to pay principal or interest or results in the acceleration of payment of such indebtedness in the aggregate amount of $250,000 or more.

Our Other Debt Securities

Since inception, our business has relied on our sales of debt securities to investors. At September 30, 2017, we had a total of $67.0 million of investor debt securities (“Investor Debt”) outstanding, including $13.3 million of the Class A Notes and $37.7 million of the Class 1 Notes. All of these debt securities are unsecured and are pari passu with the Class 1A Notes in right of payment.

Our Secured Credit Facilities

We have two institutional credit facilities. One is a credit facility originally entered into with Members United Corporate Federal Credit Union (“Members United”) as refinanced with the National Credit Union Administration (“NCUA”) (the “MU Credit Facility”). Our other credit facility was originally obtained from Western Corporate Federal Credit Union (“WesCorp”) as refinanced with the NCUA (the “WesCorp Credit Facility”). Each of these credit facilities are secured by designated mortgage loans. There are no amounts available to borrow under either of these credit facilities. As of September 30, 2017, the principal balance owed on the MU Credit Facility was $64.3 million and totaled $18.4 million on the WesCorp Credit Facility.

Use of Proceeds

In the event we sell all $90 million of the Notes we are offering, we expect to realize proceeds from the Offering of at least $84,733,000 after distribution expenses have been paid. In addition, we are obligated to pay an estimated $317,000 of Issuance and Distribution Expenses. In addition, we may pay up to an additional estimated $~~297,004~~266,411 of additional issuer expenses and $787,495 of additional underwriting compensation. All of these payments are considered Organization and Offering Expenses under the FINRA Rules.

We intend to use the proceeds to purchase additional mortgage investments. If we deem it necessary, we may also use some of these proceeds to pay our operational expenses, and to pay interest and principal due on our currently outstanding Notes as payment becomes due. See “Estimated Use of Proceeds.”

Plan of Distribution

We are offering the Notes on a best efforts basis through MP Securities, our wholly-owned subsidiary. There is no minimum offering. Upon our acceptance of your Purchase Agreement, we will place your subscription funds directly into our operating account for use in our business.

We will pay MP Securities a 1.50% initial sales commission on the sale of any of the Company’s Class 1A Notes.  MP Securities will receive an Account Servicing Fee equal to 1% per annum of the principal balance of a Class 1A Note purchased, determined on a monthly basis commencing one year after the purchase of a Note; subject however, to a maximum gross fee of 5.50% over the term of a Class 1A Note.  The Company reserves the right to waive, reduce, or suspend payment of this Account Servicing Fee at any time.  In addition, no Account Servicing Fee will be assessed on any Class 1A Note purchased once the total compensation paid to MP Securities resulting from the purchase of such Note reaches 5.5%.  The Account Servicing Fee will not be assessed on any outstanding Class 1 or Class A Notes.

For each sale of a Note, the Company will pay a 0.50% processing fee on the purchase of a Class 1A Note, payable at closing of a purchase of a Note. The Company reserves the right to waive, reduce or suspend payment of the processing fee at any time.

Because MP Securities is our wholly owned subsidiary, it faces certain conflicts of interest between the interests of our Company and those of its customers in connection with the sale of the Notes.

Unless sooner completed or we decide to terminate it sooner, the Offering will terminate on December 31, 2020. We may, without prior notice, in our sole discretion, suspend or discontinue the sale of one or more Note categories or Note category Series at any time or from time to time and we may terminate the Offering at any time.

WARNING CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this Prospectus, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward‑looking statements are included with respect to, among other things, our current business plan, business strategy and portfolio management. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results or outcomes to differ materially from those contained in the forward-looking statements. Important factors that we believe might cause such differences are discussed in the section entitled, “Risk Factors” or otherwise accompany the forward-looking statements contained in this Prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In assessing all forward-looking statements, readers are urged to read carefully all cautionary statements contained in this Prospectus.

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RISK FACTORS

Carefully consider the risks described below before making your investment decision. Refer to the other information in this Prospectus, including our financial statements and the related Notes.

Our business, financial condition, and results of operations could be harmed by any of the following risks or other risks which have not been identified or which we believe are immaterial or unlikely. The risks and uncertainties described below are not the only risks that may have a material, adverse effect on us. Additional risks and uncertainties also could adversely affect our business, financial condition and results of operations. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. Investors should carefully consider the risks described below in conjunction with the other information in this Prospectus and the information incorporated by reference in this Prospectus.

Risks Related to the Notes

Payment of the Notes is not secured or guaranteed by any person.

Repayment of the Notes is our exclusive obligation, and the Notes are our sole responsibility and are not the obligation or responsibility of any other person. See “Description of the Notes” below. In general, as a Noteholder, you will have no greater right to payment than that of our other general creditors. At September 30, 2017, we had $149.8 million of total debt obligations of which $67.0 million consisted of various types of Investor Debt, approximately 24%, 20% and 18%  of which are due and payable in the years ending September, 2018, 2019 and 2020, respectively.

Our secured debt requires us to maintain excess collateral, which potentially decreases our assets available to pay the Notes and our other unsecured debt.

Our current credit facilities and Secured Notes each require that we secure their payment with mortgage loans having an unpaid balance exceeding the unpaid balance of the loan. This excess collateral may not be available to pay the Notes or our other unsecured creditors. This is because there is no assurance that the then current realizable value of the mortgage loans constituting this collateral will not be less than the then unpaid balance. Also, in the event of a default under these secured loans, the respective lender has the right to foreclose on its collateral pursuant to the respective credit facility agreement and applicable commercial law. Because these laws generally do not require the collateral securing these loans to be sold or otherwise liquidated for an amount equal to its then fair market value, creditors holding these loans could seize some or all of the excess collateral we pledged to secure these loans. Thus, our assets remaining after foreclosure on these credit facilities may not be sufficient to repay debt owed to our other creditors, including the Holders.

The Trustee may resign in the event we are in default on the Notes.

The Trustee may resign as Trustee under the Indenture at any time upon notice, thereby requiring the appointment of a successor trustee in accordance with the Indenture. In such event, delays may result in the appointment of a successor trustee, which may, in turn, delay the Noteholders’ ability to pursue one or more remedies in the event we are declared in default under the Indenture.

Your rights as a Holder are governed and restricted by the Indenture.

The Notes are subject to the Indenture, which restricts and regulates your rights as a Noteholder. For example, in the event of our default, the Indenture allows you to seek remedies against us only through action by the Trustee. The Indenture requires a Vote of the Holders to take certain acts on behalf of the Holders and that Vote will bind all Holders. For example, the Indenture provides that in the event of our default, the Holders of 25% of the unpaid principal amount of the Outstanding Notes may declare the entire unpaid balance of the Notes immediately due and payable. The Indenture requires a Majority in Interest Vote of the Holders to pursue collection of the Notes and other remedies. The Indenture also provides that a Majority Vote of the Holders is required to adopt certain amendments and supplements to the Indenture and the Notes, and to waive certain defaults, events of default, and/or to remove and replace the Trustee.

The Indenture contains cross-default provisions whereby our default on one Series of the Notes will constitute a default with respect to each other Series of Notes. Thus, Holders suffering an actual default may be more inclined to take action against us than Holders who suffer only a technical default on their Notes because of these cross-default provisions. Accordingly, where there is an actual default on one or more Series of Notes constituting less than a majority of the unpaid principal balance of the Outstanding Notes, such Holders may not be able to obtain the approval of the Holders required to appoint a Trustee and pursue a remedy under the Indenture. In such event, you may have no practical recourse against us. See the description of the Indenture under “The Indenture” below.

BY EXECUTING YOUR PURCHASE APPLICATION, YOU AGREE TO BE BOUND BY THE TERMS AND CONDITIONS OF THE INDENTURE. YOU SHOULD CAREFULLY REVIEW THE INDENTURE WHICH IS ATTACHED AS EXHIBIT A TO THIS PROSPECTUS. YOU MAY NOT INSTITUTE OR CONTINUE ANY PROCEEDING, JUDICIAL OR OTHERWISE, WITH RESPECT TO YOUR NOTE, THE INDENTURE, OR THE APPOINTMENT OF A RECEIVER OR OTHER TRUSTEE OR FOR ANY OTHER REMEDY IN CONNECTION THEREWITH DURING THE PERIOD OF OPERATION OF THE INDENTURE, UNLESS CERTAIN CONDITIONS, AS SET FORTH IN THE INDENTURE, ARE SATISFIED.

No assurance of hardship prepayment if requested.

In general, the Notes are redeemable prior to maturity upon request, but only in our sole discretion. Thus, Holders may not be able to redeem their Notes prior to maturity, particularly during times when there are a significant number of early redemption requests.

The Notes are non-negotiable and may not be transferred without the Company’s prior written consent.

The Notes are non-negotiable and are payable only to the person shown as the registered Holder on the records of the Company. The Holder, or any subsequent registered Holder, may transfer his or her Note, or any interest in that Note, only upon the prior written consent of the Company, which consent will not be unreasonably withheld.

There will be no market for your Note and you must depend solely on our ability to repay your Note for liquidity of your investment.

You should be prepared to hold your Note to maturity, subject to any redemption right you may have under your particular Note. You have the right to tender your Note for prepayment at any time, for which we may charge an administrative fee of not more than 3-months of interest payable on the principal amount of the Note. However, our prepayment of your Note is voluntary and you should not rely on our willingness or ability to do so.

The Notes are not rated and there will be no sinking fund for repayment of the Notes.

We have not obtained a rating for your Notes from an independent rating agency and we do not intend to request such a rating. Also, there will not be a sinking fund established for the repayment of the Notes and we must rely on our available cash resources to timely repay your Note. There is no assurance that we will have adequate cash resources available at the time the Notes are due.

The Holders may need to appoint a successor or substitute trustee before they can pursue their remedies under the Indenture.

Under the Indenture, you and the other Holders may pursue your remedies in the event of our default or otherwise exercise your rights under the Indenture only through the Trustee. U.S. Bank is the Trustee. In the event the Trustee resigns or should the Holders desire to appoint a different Trustee, they may do so only with a Majority Vote. Also, finding a suitable Trustee and obtaining the Majority Vote of the Holders could be time consuming and completion of this appointment process could significantly delay the Holders’ ability to exercise your rights under the Indenture. See “The Indenture” below.

Under certain circumstances, a Majority Vote of the Holders may amend or supplement your Note or the Indenture without your consent.

Also, by a Majority Vote, the Holders may approve the waiver of any default, event of default or breach of a covenant or other condition under the Note. Moreover, the Trustee has the power under the Indenture to compromise or settle any claims against us by the Holders and, if such compromise or settlement is approved by a Majority Vote of the Holders, the settlement or compromise would be binding on all Holders. IN ANY OF THESE EVENTS, YOU MAY BE WITHOUT PRACTICAL RECOURSE AGAINST US.

We have the right to repay your Note.

Thus, we have the right to terminate your investment in a Note at a time its yield increases because of drops in prevailing interest rates.

We have not independently determined the offering price for the Notes.

We are issuing the Notes at their face amount, i.e., at par. We have not determined the price of the Notes based on any single or group of objective factors. No independent appraisal or evaluation company, or other expert or advisor, has been consulted in regard to the pricing of our Notes. Therefore, there is no assurance that the yield you will receive from your Note is not lower than that which could be obtained from similar investments from other issuers.

There is no minimum amount of Notes that must be sold before proceeds of the Offering are used by the Company.

There is no minimum amount of Notes that must be sold before the proceeds received from the sale of a Note may be used by the Company for use in our business. Once an investor completes a Purchase Agreement and the subscription is accepted, funds will be immediately made available for use by the Company for the purposes described in the Prospectus.

We may apply the proceeds from this offering to repay existing indebtedness which will not increase our mortgage loan investment portfolio.

We may from time to time apply all or a substantial amount of the proceeds from the sale of the Notes to the repayment of interest and/or principal on our credit facilities and/or our previously issued debt securities. We will generally choose to use our available cash funds, which may include proceeds from the sale of the Notes, for these purposes, rather than liquidate our short-term investments or mortgage loan investments for these purposes.

Risks Related to the Company

We may be unable to obtain sufficient capital to meet the financing requirements of our business.

Our ability to finance our operations and repay maturing obligations to our investors and credit facility lenders depends, to a substantial degree, on our ability to borrow money and raise capital from the sale of our debt securities. Our ability to borrow money and sell our debt securities is affected by a variety of factors including:

•	quality of the mortgage loan assets we own and the profitability of our operations; and
•

limitations imposed under our credit facility arrangements and trust indenture agreements that contain restrictive and negative covenants that may limit our ability to borrow additional sums or sell our Investor Debt.

During the years 2011 - 2015, the size of the Company’s balance sheet was reduced as a result of deleveraging our assets, reducing the total amount of our investor debt securities, and pay-downs and/or pay-offs of institutional credit facilities we have relied upon, in part, to fund our business.  For the year ended December 31, 2016, however, total assets increased to $156.6 million as compared to $149.0 million at December 31, 2015.  As of September 30, 2017, the

Company’s total assets are $160.9 million.  Lack of liquidity or a general deterioration in the economy that affects the availability of credit may increase our cost of funding, and make it difficult for us to obtain new lines of credit or new credit facilities. We are also susceptible to withdrawals by investors in our debt securities that can cause unexpected liquidity problems.

We are actively expanding our methods of raising capital, including seeking financing from institutional lenders, selling participations in our loans receivable, and expanding the sales of our debt securities to institutional, individual, IRA and retail investors. To the extent we are unable to raise the capital we need to implement our strategic objectives, we may have to sell assets, deleverage our balance sheet, and reduce operational expenses, thereby reducing cash available to distribute to our equity and debt securities investors.

Our ability to raise capital and attract new investors in our debt securities depends on our ability to attract an effective sales force in our wholly-owned licensed broker-dealer firm.

Our wholly-owned subsidiary, MP Securities, commenced limited operations as a FINRA member broker-dealer in 2012. Since that time, MP Securities has expanded the scope of services it provides to include acting as a selling agent for our notes offerings, providing insurance products and investment advisory services.  Our ability to attract new investors in our debt securities and increase the sale of our debt securities will depend, to a substantial degree, on our ability to assemble an effective sales team and to strategically recruit, retain and compensate the required personnel to assist us in this effort. If we are unable to recruit, retain and successfully motivate a qualified sales force at MP Securities, we may not be able to increase sales of the Company’s debt securities, strengthen our balance sheet and effectively utilize the investment in our core data processing and information systems we have implemented.

We depend on repeat purchases by a significant number of Holders to finance our business.

A significant percentage of the investors who purchase our debt securities purchase new notes after we repay their notes. Historically, a substantial proportion of our investors have purchased a new debt security from us when their notes mature.  For the years ended December 31, 2014, 2015 and 2016, 53%, 55%, and 56%, respectively of our investors renewed their investments in our Investor Notes.  For the nine months ended September 30, 2017, 75% of our investors purchased new Notes when their Notes matured.  There is no assurance that historical patterns of rates of investments made by previous investors will continue in the future. If the rate of investments made by previous investors is substantially reduced, our ability to maintain or grow our asset base could be impaired.

Some of our debt securities investors may be unable to purchase the Notes due to FINRA’s investor suitability standards.

When handling sales of the Notes, MP Securities and its sales representatives must comply with FINRA’s “know your customer” and “suitability” guidelines which are designed to ensure that investors make investments that are appropriate given the age, investment experience, net worth, need for liquidity and mix of investments owned by the investor. Some of our investors who have invested in our debt securities in the past may not be able to invest in the Notes due to these regulatory constraints. If MP Securities is unable to offer such investors a suitable investment alternative, we will need to find other qualified investors to implement our strategic objectives.

Deterioration in real estate values on our mortgage loan investments could lead to losses and reduced earnings.

If we take ownership of a property as part of a foreclosure action when a borrower defaults on one of our mortgage loan investments, we could be required to write down the value of a real estate owned asset and record a charge to our earnings if the value of the property declines further after we take title to the property.  Further deterioration could lead to an increase in non-performing assets, increased credit losses, and reduced earnings.

Our growth is dependent on leverage, which may create other risks.

Our success is dependent, in part, upon our ability to grow our balance sheet assets through the use of leverage. Our organizational and governing documents do not limit the amount of indebtedness which we may incur. A significant amount of our assets are pledged as collateral for borrowings. Our Managers have overall responsibility for our financing strategy. Leverage creates an opportunity for increased net income, but at the same time creates risks. For example, leveraging magnifies changes in our net worth. We will incur leverage only when we expect that it will enhance our investment returns. To the extent that we fail to meet our debt service obligations, we risk the loss of some or all of our assets to satisfy these debt obligations. There can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets, or a financial loss if we are required to liquidate assets at a commercially inopportune time. At September 30, 2017, we had $149.8 million of total debt obligations. Of this amount, we owed $82.7 million under our institutional credit facilities and $67.0 million on our investor debt securities. Approximately 24%, 20%, and 18% of our total debt security obligations are payable in the years ending September, 2018, 2019 and 2020, respectively.

We have had fluctuating earnings.

We incurred net losses of $1.6 million and $1.0 million in calendar years 2010 and 2011, respectively, primarily due to increases in our allowance for loan losses and deleveraging of our balance sheet. With the successful refinancing of our primary credit facilities in November 2011 and improvement in the performance of our mortgage loan portfolio during 2012, we realized a profit of $417 thousand for 2012. We realized a profit of $592 thousand in 2013 as our mortgage loan portfolio performance remained stable and we were able to sell three of our foreclosed assets for a gain during the year. Decreases in the value of collateral securing our collateral dependent loans and decreases in the value of some of our foreclosed real estate owned assets primarily accounted for the $1.9 million loss reported for the year ended December 31, 2014. For the years ended December 31, 2015 and 2016, we had net earnings of $357 thousand and $922 thousand.  For the nine months ended September 30, 2017, we had net earnings of $874 thousand.  Since we have had fluctuating earnings over the last several years, we can give no assurances that we will be able to achieve and maintain consistent profits over the next few years.

Our reserves for loan losses may prove inadequate, which could have a material adverse effect on us.

For the nine months ended September 30, 2017 and the year ended December 31, 2016, we recorded a provision for loan losses of $180 thousand and $113 thousand, respectively.  Although we regularly evaluate our financial reserves to protect against future losses based on the probability and severity of the losses, there is no guarantee that our assessment of this risk will be adequate to cover any future potential losses.

Unanticipated adverse changes in the economy or events adversely affecting specific assets, borrowers, mismanaged construction, loss of a senior pastor, rising interest rates, failure to sell properties or assets, or geographical regions in which our borrowers or their properties are located may negatively impact our assessment of this risk and result in reserves that will be inadequate over time to protect against potential future losses. Maintaining the adequacy of our allowance for loan losses may require that we make significant and unanticipated increases in our provisions for loan losses, which would materially affect our results of operations and capital adequacy. Given the total amount of our allowance for loan losses, an adverse collection experience in a small number of loans could require an increase in our allowance.

If our non-performing assets increase, our earnings will be adversely affected.

At September 30, 2017 and December 31, 2016, our non-performing assets totaled $8.7 million and $8.9 million, respectively or 5.4% and 5.7% of our total assets.  Nonperforming assets adversely affect our net income in the following ways:

•	We do not record interest income on collateral-dependent non-performing loans.

•	We are required to record allowances for probable losses through a current period charge to the provision for loan losses or provision for other real estate owned assets.

•	Non-interest expense increases when we must write down the value of properties in our other real estate owned portfolio to reflect changing market values.

•

There are legal and other professional fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance and maintenance fees related to our other real estate owned.

•	The resolution of non-performing assets requires active involvement of our management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our results of operations and financial condition.

In recent years, church mortgage loans have been adversely impacted by payment defaults of churches and ministries, increases in loan work-outs and restructurings for churches and ministry related borrowers, and has reduced availability of institutional credit financing facilities to finance our business.

In recent years, the availability of credit to finance the acquisition or origination of church mortgage loans has substantially reduced the financing sources for the ministry related mortgage loans we originate or invest in. This has reduced and made it more difficult for us to secure institutional credit facilities, and limited the availability of credit facilities we have available to make new investments in mortgage loans.  Our continued use of secured institutional bank financing facilities will depend upon our ability to refinance or obtain renewals of our primary credit facilities when they mature in 2026 and obtain new secured financing on acceptable terms.

Our credit facilities require us to maintain excess collateral and to meet these minimum collateralization ratio requirements on these loans, our free assets may be materially reduced and our ability to meet our debt obligations materially impaired.

Our credit facility refinancing transaction entered into with the National Credit Union Administration Board as Liquidating Agent of Members United Corporate Federal Credit Union (the “MU Credit Facility”) and credit facility refinancing transaction entered into with the NCUA (the “WesCorp Credit Facility Extension”), each dated November 4, 2011, require that we secure the facility with mortgage loans having an aggregate unpaid balance exceeding the unpaid balance of the credit facility. If at any time, we fail to maintain the required minimum collateralization ratio, we will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable us to maintain the minimum collateralization ratio that must be met under our credit facilities.

We reached an agreement with the NCUA in March 2015 to provide for a more flexible minimum collateralization ratio.  Under our MU Credit Facility and WesCorp Credit Facility Extension, measured independently, we are now required to maintain a minimum collateralization ratio of at least 110%. We are required to maintain a collective minimum collateralization ratio of at least 120% for the two credit facilities in total.  As a result, the NCUA will retain all excess collateral until these credit facilities are repaid in full and we will not have this excess collateral available to pay our other obligations including our secured notes, Class A Notes, Class 1, Class 1A Notes and other debt securities until we repay or retire the MU Credit Facility and WesCorp Credit Facility Extension.  However, we do have the ability to pledge cash on a one-to-one basis if there is a temporary deficit in the loan collateral pledged under these facilities.  On April 3, 2015, the NCUA confirmed amendments to both credit facility agreements which, among other things, grant us greater access to any excess collateral. Effective November 30, 2016, we reached an agreement with the NCUA to amend both the MU Credit Facility and the Wescorp Credit Facility Extension to change the maturity date of the facilities from October 31, 2018 to November 1, 2026.  As part of this amendment, the required monthly payments on both facilities were increased.  The remaining principal owed on the facilities will be due and payable on November 1, 2026.  See “Our Capitalization–  Borrowings from Financial Institutions– Amendments to Our Credit Facility Agreements.”

As of September 30, 2017, we had pledged approximately $73.4 million and $27.0 million of our mortgage loans to secure the MU Credit Facility and the WesCorp Credit Facility Extension, respectively.  As of the date of this Prospectus, we are in compliance with our minimum collateralization ratio covenants as required by our credit facilities.

Default under one credit facility will result in a default under our other credit facilities.

Our credit facilities and debt securities generally provide for cross-default provisions whereby a default under one agreement will trigger an event of default under other agreements, giving our lenders the right to declare all amounts outstanding under their particular credit agreement to be immediately due and payable, and enforce their rights by foreclosing on or otherwise liquidating collateral pledged under these agreements. For example, a default under one of our credit facilities would also constitute our default under our other credit facilities. Thus, to maintain these credit facilities, there cannot be a default under either one.

In the event of our default under our secured credit facilities, we could lose assets in excess of our assets pledged as collateral.

In the event of a default under our MU Credit Facility or our WesCorp Credit Facility Extension, the lender has the right to foreclose on its collateral pursuant to the respective credit facility agreement and applicable commercial law. These laws do not require, and the permissible foreclosure procedures do not assure, that the collateral securing these loans will be sold or otherwise liquidated for an amount equal to its fair market value. Thus, in the event of foreclosure, there is no assurance the lender will realize proceeds from the collateral sufficient to repay the debt we owe. Moreover, because these credit facilities are recourse against the borrower, the respective lender generally has the right to pursue the borrower for any deficiency between the amount the borrower owes on the defaulted loan and the value the lender realizes from its liquidation of the collateral for the loan. Thus, our assets remaining after a foreclosure by a lender under our credit facilities may not be sufficient to repay our other debt, including the Notes.

We may not be able to finance our investments on a long-term basis with an institutional lender on attractive terms, which may require us to seek more costly financing for our investments or to liquidate assets.

In recent years, we have relied upon short-term credit facilities to finance a substantial portion of our mortgage loan investments. When we acquire mortgage loans that have a maturity term that exceeds the term of our institutional credit facilities, we bear the risk of being unable to refinance, extend or replace our primary credit facilities or otherwise finance them on a long-term basis at attractive terms or in a timely manner, or at all. If it is not possible or economical for us to finance such investments on attractive terms, we may be unable to pay-down our credit facilities or be required to liquidate the assets at a loss in order to do so. Our reliance on financing provided by institutional credit facility lenders will require that we payoff our $64.3 million MU Credit Facility and $18.4 million WesCorp Credit Facility Extension on November 1, 2026. If we are unable to roll-over, extend, refinance or replace such credit facilities on attractive terms, we may have to rely upon less efficient forms of financing new investments, which will result in fewer loan acquisitions or originations of profitable mortgages and further deleveraging of our balance sheet and thereby reduce the amount of earnings available for distributions to our equity investors and funds available for operations and to meet our debt service obligations.

Our financing arrangements contain covenants that restrict our operations and any default under these arrangements would inhibit our ability to grow our business, increase revenue and make distributions to our equity investors.

Our financing arrangements contain restrictions, covenants and events of default. Failure to meet or satisfy any of these covenants could result in an event of default under these agreements. Any event of default may materially adversely affect us. In addition, these restrictions may interfere with our ability to obtain financing or engage in other business activities. Furthermore, our default under any of our financing arrangements could have a material adverse effect on our business, financial condition, liquidity and results of operations and our ability to make distributions to our equity investors.

We rely on the use of borrowed funds and sale of debt securities to finance a substantial part of our business.

We have used borrowing facilities obtained from institutional lenders and relied upon offerings of debt securities in SEC registered offerings to fund the origination or acquisition of mortgage loans made to evangelical churches and ministries.

Lending borrowed funds subjects us to interest rate risk which is largely determined by the difference, or “spread”, between the interest rates we pay on the borrowed funds and the interest rates our borrowers pay on our mortgage loan investments. Any changes in our borrowing costs could decrease the spread we receive on our mortgage loan investments, which could adversely affect our ability to pay interest and redeem the outstanding debt securities on our balance sheet as they mature.

Loss of our management team or the ability to attract and retain key employees could harm our business.

We are dependent on the knowledge, skills, institutional contacts and experience of our senior management team. We also rely on our management team to manage our mortgage loan investments, evaluate and attract new borrowers, make prudent decisions as they relate to work-outs, modifications and restructurings and develop relationships with institutional investors, lenders, financial institutions, broker-dealer firms, ministries and individual investors. We can give no assurances that we will be able to recruit and retain qualified senior managers that will enable us to achieve our core strategic objectives and continue to profitably grow our business.

Our broker dealer and investment advisory business depends on fees generated from the distribution of financial products and advisory fees.

One of the Company’s core strategic objectives is to increase non-interest earning revenues generated by our wholly-owned subsidiary, MP Securities.  To that end, MP Securities generates a significant portion of its revenues from fees earned from the distribution of financial products, such as mutual funds and variable annuities.  Changes in the structure or amount of fees paid by sponsors of these products could directly affect the revenues and net earnings of our subsidiary, MP Securities.  In addition, if these products experience losses or increased investor redemptions, MP Securities could generate less fee revenues from the distribution and sale of mutual funds, annuities and securities products offered to its clients and customers.

The ability to attract and retain qualified financial advisors and associates is critical to MP Securities’ continued success.

As we continue to expand the non-interest generating sources of revenues of our business, we will need to attract, recruit and retain qualified investment and financial advisors that complement our services provided to our credit union equity owners and their members.  Turnover in the financial services industry with broker dealer and advisory firms is high.  If we are unable to recruit, attract and retain qualified professionals, our strategic goal of expanding the non-interest generating segment of our business could be jeopardized, thereby adversely affecting our net earnings and financial condition.

As a small financial services company that operates in a niche market, we are subject to liquidity risk that could materially affect our operations and financial condition.

In recent years, the financial services industry, credit markets and financing sources for ministry loans were materially and adversely affected by reduced availability of liquidity. Reduced liquidity can particularly affect smaller lenders that have relied on short-term institutional credit facilities to enhance their liquidity needs. While we have significantly improved our liquidity position through (i) the successful refinancing of our MU Credit Facility and WesCorp Credit Facility Extension in late 2011; (ii) relief granted from certain minimum collateralization requirements under these credit facilities in 2015; (iii) the extension of the maturity date of our credit facilities granted in November 2016; (iv) the sale of all of our foreclosed assets; (v) the payoff of some of our mortgage loan investments; and (vi) an increase in note sales, we will need to monitor and successfully manage our liquidity requirements as necessary when redemption requests for our debt securities are received, or a debt security investment matures and is not re-invested in another debt security we may offer.

Our systems may experience an interruption or breach in security which could subject us to increased operating costs as well as litigation and other liabilities.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer and investor relationship management, general ledger, deposit, loan and other systems. The secure transmission of confidential information over the Internet and other electronic transmission and communication systems is essential to maintaining customer confidence in certain of our services. Security breaches, computer viruses, acts of vandalism and developments in computer capabilities could result in a breach or breakdown of the technology we use to protect customer information and transaction data. While we have policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of a borrower, investor or customer’s business or expose us to civil litigation and possible financial liability. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are beyond our control, such as unforeseen catastrophic events, cyber attacks, human error, change in operational practices of our system vendors, or unforeseen problems encountered while implementing major new computer systems or upgrades to existing systems, potentially resulting in data loss and adversely affecting our ability to process these transactions.

We engage in transactions with related parties and our policies and procedures regarding these transactions may be insufficient to address any conflicts of interest that may arise.

Under our code of business conduct, we have established procedures regarding the review, approval and ratification of transactions which may give rise to a conflict of interest between us and any employee, officer, trustee, their immediate family members, other businesses under their control and other related persons. In the ordinary course of our business operations, we have ongoing relationships and have engaged in transactions with several related entities. These procedures may not be sufficient to address any conflicts of interest that may arise.

Any negative changes in the financial capabilities of one or more of our Members could adversely affect our ability to raise additional capital.

None of our Members are obligated to make additional contributions or loan us additional funds. However, they may do so on a voluntary basis and we may from time to time, in the future, request our Members to do so. In such event, one or more of our Members may be unwilling or unable to make voluntary additional capital contributions or loans because their financial capabilities are at the time impaired. Also, if a Member’s financial status is in the future deteriorated to the extent that they or their operations are ceased or otherwise come under the control of the AMAC, NCUA or other regulatory agency, it is unclear what rights, if any, that agency will have to exercise that Member’s membership rights in our company or, if it can exercise any such rights, the manner in which it will do so.

Risks Related to the Financial Services Industry and Financial Markets

Deterioration of market conditions could negatively impact our business, results of operations and financial condition, including liquidity.

The market in which we operate is affected by a number of factors that are largely beyond our control but can nonetheless have a potentially significant, negative impact on our business. These factors include, among other things:

•	interest rates and credit spreads;

•	the availability of credit, including the price, terms and conditions under which it can be obtained;

•	loan values relative to the value of the underlying real estate assets;

•	default rates on mortgage loans for churches and ministries and the amount of the related losses;

•	the actual and perceived state of the real estate markets for church properties and special use facilities; and

•	unemployment rates.

Our mortgage loan investments can be adversely affected by significant declines in the value of real estate and real estate related assets, impairment of the ability of many borrowers to repay their obligations and illiquidity in the markets for real estate and real estate-related assets.

Declining real estate values could harm our operations.

We believe the risks associated with our business are more severe during periods in which an economic slowdown or recession is accompanied by declining real estate values. Declining real estate values generally reduce the level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase of, or investment in, or renovation of their worship facilities. Borrowers may also be less able to pay principal and interest on our loans, and the loans underlying our investor debt securities, if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our foreclosed assets and on our loans in the event of default because the value of our collateral may be insufficient to cover our investment in such assets. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our equity investors.

Interest rate fluctuations and shifts in the yield curve may cause losses.

Our primary interest rate exposures relate to our mortgage loan investments and floating rate debt obligations. Changes in interest rates, including changes in expected interest rates or “yield curves,” affect our business in a number of ways. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we incur in connection with our interest-bearing liabilities. Changes in the level of interest rates also can affect, among other things, our ability to originate and acquire mortgages and the market value of our mortgage investments.

In the event of a significant rising interest rate environment, default by our mortgage loan obligors could increase our losses and negatively affect our liquidity and operating results. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control.

Our ability to execute our business strategy, particularly the growth of our mortgage loan investments portfolio, depends to a significant degree on our ability to obtain additional capital. Our financing strategy is dependent on our ability to obtain debt financing at rates that provide a positive net spread. If spreads for such liabilities widen or if availability of credit facilities ceases to exist, then our ability to execute future financings will be severely restricted.

Our subsidiary, MP Securities, is required to maintain licenses in the various jurisdictions in which it will conduct its activities.

As a registered broker-dealer and FINRA member, MP Securities is required to maintain registrations under the securities laws in those states in which it conducts business. Failure to maintain such state registrations would prevent MP Securities from selling securities in such states and supplementing our revenue with underwriting fees or commissions it receives in connection with securities it would otherwise sell in those states.

Our reputation, operating business and core strategic objectives could be adversely affected by regulatory compliance failures.

We rely on publicly offered debt securities to fund a substantial portion of our operations and, as a result, are subject to U.S. securities laws, rules, and regulations promulgated by the SEC and applicable state securities statutes. Our subsidiary, MP Securities, is subject to oversight from the SEC, FINRA, and the California Department of Business Oversight. To the extent MP Securities engages in securities activities in a particular state, state securities administrators will have jurisdiction over the activities of our broker-dealer affiliated entity. In addition, the real estate brokerage activities of MP Realty and our mortgage lending business are subject to various state regulatory authorities. The failure to comply with obligations imposed by any federal, state or other applicable regulatory authority binding on us or our subsidiaries or to maintain any of the licenses or permits required to be maintained by us could result in investigations, sanctions and reputation damage.

The enactment of the Dodd-Frank Act, including the adoption of the proposed new fiduciary rule, or additional regulations affecting broker dealer and investment adviser firms could affect our business.

With the enactment of the Dodd-Frank Act and increased regulatory scrutiny of financial institutions, broker dealer and investment advisory firms, we will need to carefully monitor the impact of such regulatory changes on the broker dealer and investment advisory services provided by our wholly-owned subsidiary, MP Securities.  Certain proposed revisions, including the adoption or revision of the proposed DOL fiduciary standard rule, and enhanced regulatory oversight of incentive compensation paid to investment advisors could affect our business.  In particular, the adoption of the DOL fiduciary standard rule could materially affect IRA accounts, IRA rollovers and the investment of funds rolled over from an IRA into other investments.  We continue to monitor the impact of new regulations proposed and/or adopted by the SEC, DOL and FINRA on our broker dealer and investment advisory business.

Risks Related to Our Mortgage Loan Investments

We are subject to risks related to prepayment of mortgage loans held in our portfolio, which may negatively impact our business.

Generally, our borrowers may prepay the principal amount of their mortgage loans at any time. Due to the Federal Reserve Board’s accommodative monetary policies, there is intense competition from financial institutions that are looking to make commercial loans at competitive rates to qualified borrowers. Approximately 6% of the principal balance of our total mortgage loans will need to be refinanced during the remainder of the year ending December 31, 2017. If a significant number of borrowers refinance their loans with another lender, our business and profitability could be adversely affected.

Increases in interest rates during the term of a loan may adversely impact a borrower’s ability to repay a loan at maturity or to prepay a loan.

If interest rates increase during the term of our loan, a borrower may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Increasing interest rates may hinder a borrower’s ability to refinance our loan because the underlying property cannot satisfy the debt service coverage requirements necessary to obtain new financing or because the value of the property has decreased. If a borrower is unable to repay our loan at maturity, we could suffer a loss and we would not be able to reinvest proceeds in assets with higher interest rates. As a result, our financial performance and ability to make distributions to our Members could be materially adversely affected.

Although we seek to favorably match the interest rate return on our mortgage loan investments with our debt financing commitments, we are subject to significant interest rate risk.

Our investment and business strategy depends on our ability to successfully finance our investments in mortgage loans that provide a positive spread as compared to our cost of borrowing. Although most of our mortgage loans offer a fixed interest rate when the loan is made, our loan investments generally authorize us to adjust the interest rate on the loan after the fifth anniversary date after the loan was made. A significant portion of our borrowing arrangements with our note investors and credit facility lenders, however, provides for variable rates of interest that are indexed to short-term borrowing rates or fixed rates on short-term maturities. To mitigate our interest rate risks, we have entered into, and may enter into in the future, interest rate hedging transactions that include, but are not limited to, interest rate caps and interest rate swaps. The results of using these types of instruments to mitigate interest rate risks are not guaranteed, and as a result, the volatility of interest rates could result in reduced earnings or losses for us and negatively affect our ability to make distributions of earnings to our equity investors.

We are subject to the risks associated with loan participations, such as less than full control rights.

Some of our assets are participation interests in loans or co-lender arrangements in which we share the rights, obligations and benefits of the loan with other lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings in the event of default and the institution of, and control over, foreclosure proceedings. Similarly, a majority of the participants may be able to take actions to which we object but to which we will be bound if our participation interest represents a minority interest. We may be adversely affected by this lack of full control. As of September 30, 2017 and December 31, 2016, our investments included $12.8 and $10.8 million, respectively, in loan participations, representing 8% and 7% of our portfolio, respectively.

Church revenues fluctuate and may substantially decrease during times of economic hardship.

Generally, to pay their loans, churches depend largely on revenues from church member contributions. Donations typically fluctuate over time for a number of reasons, including, but not limited to, fluctuations in church leadership and membership, local economic conditions, including unemployment rates, credit conditions and local real estate markets.

When a mortgage loan is made to a church, the senior pastor usually plays a critical role in determining whether the loan will be repaid.

The senior pastor of a church ministry usually performs a critical role in the leadership, management, effectiveness of the church’s governance and conflict of interest practices, and continued viability of the church. Whenever a leadership crisis is faced by a church that loses its senior pastor due to death, disability, resignation, or retirement can negatively impact the church’s ability to meet its debt service obligations on a mortgage loan we make.

The quality of our mortgage loans depends on consistent application of sound underwriting standards.

The quality of the mortgage loans in which we invest depends largely on the adequacy and implementation of sound underwriting standards used to make the loans. Even where the lender has sound underwriting standards, these standards must be properly observed and implemented in order to obtain the target loan risk levels.

Because two of our Managers hold executive or board positions with our largest equity owner, they may, from time to time in their capacity as a manager of the Company, have a conflict of interest with the interests of that member.

Two of our Board of Managers hold executive or Board positions with our largest equity owner. Conflicts of interest may arise for these Managers between our interests and those of their affiliated credit union. Moreover, conflicts of interest are inherent in any transactions involving mortgage loans between us and their affiliated credit union. Because of their relationships, these Managers will face conflicts of interest in connection with various decisions they will make on our behalf, including, but not limited to:

•	decisions relating to shared marketing programs and use of ECCU’s facilities by MP Securities personnel to offer investment products to ECCU’s members;

•	shared business development and loan servicing of mortgage loans made to potential borrowers;

•	managing foreclosure actions and real estate owned properties acquired in foreclosure or other proceedings where ECCU and the Company each hold an economic interest;

•	decisions regarding collection and enforcement actions taken by ECCU when it acts as primary lender of a loan participation interest or as servicer for one of our mortgage loan investments; and

•	decisions regarding our contracts with ECCU for loan underwriting, processing and servicing services.

We have implemented a Related Parties Transaction Policy to which all of our Managers and officers must adhere. It provides, among other things, that certain related party transactions be approved by a majority of those Managers who are unrelated to the parties in the transaction.

We have further mitigated these conflicts of interest by forming a Credit Review Committee, of which none of the  members are officers affiliated with ECCU. This committee makes most of the loan approval decisions under our Church and Ministry Loan Policy. Our Church and Ministry Loan Policy sets forth minimum credit quality standards for the loans we make or purchase, and can only be overridden, depending on the circumstances, by our  Board Credit Committee or by our Managers.

Because we invest only in specialized purpose mortgage loans, our loan portfolio is generally more risky than if it were diversified.

We are among a limited number of non-bank financial institutions specialized in providing loans to evangelical churches and church organizations. Even though there are a number of institutions, denominational loan funds and entities making and/or investing in mortgage loans to churches and church related organizations, these loans are secured by specialized properties and the secondary market for these loans remains regional and limited. Our mortgage loan agreements require the borrower to adequately insure the property securing the loan against liability and casualty loss. However, certain types of losses, generally those of a catastrophic nature such as earthquakes, floods or storms, and losses due to civil disobedience, are either uninsurable or are not economically insurable. If a property was destroyed by an uninsured loss, we could suffer loss of all or a substantial part of our mortgage loan investment.

Our loan portfolio is concentrated geographically and focused on loans to churches and religious organizations.

We are among a limited number of non-bank financial institutions specialized in providing loans to evangelical churches and church organizations. Moreover, approximately 24.0% of our loans and 16.5% of our outstanding loan balance at September 30, 2017 involve California borrowers or are secured by properties located in California. Although there are a number of national and regional institutions making and/or investing in mortgage loans to churches and church related organizations, these loans are secured by special purpose facilities. As a result, if the properties securing such mortgages must be sold, there may be a limited number of buyers available for such properties. Nevertheless, we believe that there is a great deal of diversity in the types of not-for-profit organizations and entities that could be potential acquirers of properties of this nature, including, but not limited to, other churches, schools, clinics, community development agencies, universities and educational institutions, day care, social services, assisted living facilities and relief organizations.

We may need, from time to time, to sell or hypothecate our mortgage loan investments.

Because the market for our mortgage loans is specialized, the prices at which our portfolio could be liquidated are uncertain. As a result, our mortgage loan investments are relatively illiquid investments and we may have difficulty in disposing of these assets quickly or at all in the event we need additional liquidity. The amount we would realize is dependent on several factors, including the quality and yield of similar mortgage loans and the prevailing financial market and economic conditions. Although we have never sold a performing loan we own for less than par, it is possible that we could realize substantially less than the face amount of our mortgage loans, should we be required to sell or hypothecate them. Thus, the amount we could realize for the liquidation of our mortgage loan investments is uncertain and cannot be predicted.

We may not have all of the material information relating to a potential borrower at the time that we make a credit decision with respect to that potential borrower or at the time we advance funds to the borrower. As a result, we may suffer losses on loans or make advances that we would not have made if we had all of the material information.

There is generally no publicly available information about the churches and ministries to which we lend. Therefore, we must rely on our borrowers and the due diligence efforts of our staff to obtain the information that we consider when making our credit decisions. To some extent, our staff depends and relies upon the pastoral staff to provide full and accurate disclosure of material information concerning their operations and financial condition. We may not have access to all of the material information about a particular borrower’s operations, financial condition and prospects, or a borrower’s accounting records may become poorly maintained or organized. The financial condition and prospects of a church may also change rapidly in the current economic environment. In such instances, we may not make a fully informed credit decision which may lead, ultimately, to a failure or inability to recover our loan in its entirety.

We may be unable to recognize or act upon an operational or financial problem with a church in a timely fashion so as to prevent a loss of our loan to that church.

Our borrowers may experience operational or financial problems that, if not timely addressed by us, could result in a substantial impairment or loss of the value of our loan to the church. We may fail to identify problems because our borrowers did not report them in a timely manner or, even if the borrower did report the problem, we may fail to address it quickly enough or at all. Although we attempt to minimize our credit risk through prudent loan approval practices in all categories of our lending, we cannot assure you that such monitoring and approval procedures will reduce these lending risks or that our credit administration personnel, policies and procedures will adequately adapt to changes in economic or any other conditions affecting our borrowers and the quality of our loan portfolio. As a result, we could suffer loan losses which could have a material adverse effect on our revenues, net income and results of operations.

Some of the loans in our investment portfolio, have been restructured or may otherwise be at risk, which could result in impairment charges and loan losses.

Some loans in our investment portfolio have been restructured or may otherwise be at risk or under credit watch. In recent years, the number of churches that have requested or been granted loan modifications is significantly higher than in our prior historical experience. The credit performance of these modified loans may not conform to either historical experience or our expectations. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If we determine that it is probable that we will not be able to collect all amounts due to us under the terms of a particular loan agreement, we could be required to recognize an impairment charge or a loss on the loan unless the value of the collateral securing the loan exceeds the carrying value of the loan. If our assumptions regarding, among other things, the present value of expected future cash flows or the value of the collateral securing our loans are incorrect or general economic and financial conditions cause one or more borrowers to become unable to make payments under their loans, we could be required to recognize impairment charges, which could result in a material reduction in earnings in the period in which such loans are determined to be impaired and may adversely affect, perhaps materially, our financial condition, liquidity and ability to make debt service payments and distributions to our equity owners.

Some of our mortgage loan investments currently are, and in the future may be, non-performing loans which are subject to increased risks relative to performing loans.

Some of the loans in our mortgage loan portfolio currently are, or in the future may be, a non-performing loan. Such loans may become non-performing if the church falls upon financial distress, the community or congregation the church serves suffers financial hardship or there is significant change in leadership of the church, in each instance, resulting in the borrower being unable to meet its debt service obligations to us. Such non-performing loans may require a substantial amount of work-out negotiations and restructuring efforts by our management team. These restructuring efforts may involve modifications to the interest rate, extension or deferral of payments to be made under the loan or other concessions. Even if a restructuring is successfully accomplished, a risk still exists that the borrower may not be able or willing to maintain the restructured payments or refinance the restructured mortgage at maturity.

In the event a borrower defaults on one of our mortgage loan investments, we will generally need to recover our investment through the sale of the property securing the loan.

In that event, the value of the real property security may prove insufficient, in which case we would not recover the amount of our investment. Even though an appraisal of the property may be obtained at the time the loan is originated, the property’s value could decline as a result of a number of subsequent events, including:

•	uninsured casualty loss (such as an earthquake or flood);

•	a decline in the local real estate market;

•	undiscovered defects on the property;

•	waste or neglect of the property;

•	a downturn in demographic and residential trends;

•

a decline in growth in the area in which the property is located. Also, churches and church-related properties are generally not as marketable as more common commercial, retail or residential properties.

The occurrence of any of these factors could severely impair the market value of the security for our mortgage loan investments. In the event of a default under a mortgage loan held directly by us, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. Foreclosure of a church mortgage can be an expensive and lengthy process, which could have a significant effect on our anticipated return on the foreclosed mortgage loan. Such delays can cause the value of the mortgaged property to further deteriorate. The properties also incur operating expenses pending their sale, including property insurance, management fees, security, repairs and maintenance. Any additional expenses incurred could adversely affect our ability to recover the full value of our collateral.

There is a possibility that we could incur foreclosures and losses in connection with our mortgage loan investments during recessionary or depressed economic periods.

Recessionary or depressed periods typically occur on a cyclic basis by an unpredictable time and with uncertain lengths. Also, such events can be triggered by terrorist acts, war, large scale economic dislocations, or widespread and large corporate bankruptcies. The effects of these events cannot presently be predicted. We could incur losses as a result of borrower defaults and foreclosures on our mortgage loan investments. Also, during times of recession or depression, the demand for our mortgage loans, even in times of declining interest rates, is likely to decline. Also, in connection with any sale or hypothecation of a mortgage loan, we would likely have to agree to be responsible in whole or in part for a limited period of time for any delinquencies or default. If we should experience significant delinquency rates, our revenues would materially decrease and, subject to our other available cash resources at the time, our ability to timely pay our debt securities obligations or our other indebtedness may be substantially impaired.

When we acquire properties through the foreclosure of one of our mortgage loan investments, we may recognize losses if the fair value of the real property internally determined upon such acquisition is less than the previous carrying amount of the foreclosed loan.

When we acquire a property through foreclosure, we value the property and its related assets and liabilities. We determine fair value based primarily upon discounted cash flow or capitalization rate assumptions, the use of which requires assumptions including discount rates, capitalization rates, and other third party data. We may recognize a loss if the fair value of the property internally determined upon acquisition is less than the previous carrying amount of the foreclosed loan.

Real estate taxes resulting from a foreclosure could adversely affect the value of our collateral.

If we foreclose on a mortgage loan and take legal title to the real property, we could become responsible for real estate taxes levied and assessed against the foreclosed upon real property. While churches are normally exempt from real estate assessments on their worship and ministry related properties, once we acquire the real property after a foreclosure, any real estate taxes assessed would be our financial responsibility and could prevent us from recovering the full value of our investment.

Competition may limit our business opportunities and our ability to operate profitably.

We compete with church bond financing companies, banks, savings and loan associations, denominational loan funds, certain real estate investment trusts, insurance companies and other financial institutions to serve this market sector. Many of these entities have greater marketing resources, more extensive networks of offices and locations, and lower costs in proportion to their size due to economies of scale.

We could be exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may take title to real estate through foreclosure on one of our mortgage loan investments or otherwise. If we do take title to a property, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Risks of cost overruns and non-completion of the construction or renovation of the mortgage properties securing construction loans we invest in may materially adversely affect our investment.

The renovations, refurbishment or expansion by a borrower of a mortgage property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a mortgage property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Such delays and cost overruns are often the result of events outside both our and the borrower’s control such as material shortages, labor shortages and strikes and unexpected delays caused by weather and other acts of nature. Also, environmental risks and construction defects may cause cost overruns, and completion delays. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of the borrower’s revenues making it unable to make payments on our loan. At September 30, 2017 and December 31, 2016, we held $2.5 and $11.8 million, respectively in construction loans that have been disbursed.  As of September 30, 2017, a total of $4.6 million has been authorized for construction loans, including previously disbursed funds.

ESTIMATED USE OF PROCEEDS

The following table sets forth information about how we intend to use the proceeds raised in the Offering. It assumes that we sell the maximum offering of $90,000,000 of the Notes we are offering. Many of the amounts set forth below represent our management’s best estimate since they cannot be precisely calculated at this time. Assuming all $90 million of Notes are sold in the Offering, we expect that approximately 94.15% of the money we receive from the Offering will be available for reinvestment. The remaining approximately 5.85% will be used to pay underwriting compensation and issuance and distribution expenses.

	MAXIMUM OFFERING
	Amount	Percent
Maximum Offering Proceeds	$90,000,000	100%
Less Offering Expenses:
Maximum Underwriting Commissions(1)	$4,950,000	5.50%
Other Expenses of Issuance and Distribution(2)(3)	$317,000	0.35%
Amount Available for Investment	$84,733,000	94.15%

Amount Invested	$84,733,000	94.15%

(1) Does not include up to an additional $787,495  (0.87% of the Maximum Offering Proceeds) of additional expenses the Company and/or the MP Securities may pay which are considered additional Underwriting Compensation under the FINRA Rules. The Company intends to pay these expenses from funds other than the proceeds of the Offering.  The Company will pay an initial 1.5% sales commission on the purchase of a Note.  Commencing one year after the purchase of a note, a monthly Account Servicing Fee equal to 1% per annum will be assessed on the principal amount of a Class 1A Note purchased through the remaining term of the Note.  No Account Servicing Fee will be assessed, however, on any Class 1A Note once the maximum compensation paid to MP Securities, including sales commissions and ~~as~~ Account Servicing Fees is equal to 5.5%.

(2) Other Expenses of Issuance and Distribution of $317,000 (0.35% of the Maximum Offering Proceeds) which are treated as issuer expenses under FINRA rules. These expenses consist of the following:

Securities Registration Fees	$11,205
FINRA Filing Fee	14,000
Legal Fees and Expenses	90,000
Accounting Fees and Expenses	40,000
Printing Costs	30,000
Blue Sky Registration Fees	36,000
Trustee Fees	85,000
Miscellaneous Expenses	10,795
Total	$317,000

(3)  Does not include an additional $~~297,004~~266,411  (~~0.33~~0.30% of the Maximum Offering Proceeds) of expenses the Company may pay which may be considered issuer expenses under the FINRA Rules.  The Company intends to pay these expenses from funds other than the proceeds of the Offering.

We expect to invest the net proceeds available for investment in mortgage loan investments by purchasing or otherwise acquiring additional mortgage loans or participation interests therein. However, if we deem it necessary, we may from time to time use a portion of the Offering proceeds to pay interest and principal due on our existing indebtedness, including our credit facilities and our debt securities. In order to preserve our interests in existing mortgage loans, we may also, if required, use some proceeds to pay our operational expenses. We have not identified any specific investments we will make with the Offering proceeds and our management has broad discretion over their use and investment. Pending use of the net proceeds, we intend to invest them in a short-term, interest bearing commercial account with a financial institution, which may be one of our Members.

DESCRIPTION OF THE NOTES

Following is a summary of the material terms of the Notes and the Indenture. It does not purport to be complete. This summary is subject to, and is qualified by reference in its entirety to, all of the provisions of the Notes and the Indenture. A copy of the Indenture is set forth in Exhibit A to this Prospectus. Copies of the Fixed Series Note and the Variable Series Note are set forth in Exhibit B and Exhibit C, respectively, to this Prospectus. We urge you to read the forms of the Notes and the Indenture because they, and not this description, define your rights as a Noteholder.

General

The Notes are our general unsecured and unsubordinated obligations (except as described below). The Notes rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness. Accrued interest and principal are payable on the Notes at maturity.

The Notes are issued subject to the Indenture, which is intended to constitute an indenture agreement as that term is defined under the Trust Indenture Act of 1939, which we refer to as the 1939 Act. The Notes have been registered under the 1939 Act, and the Indenture contains certain required protective provisions benefiting the Holders, as required by the 1939 Act. In addition, the Indenture contains certain financial covenants and restrictions on the payment of distributions to our Members and on our ability to incur other debt.  Including the Notes sold in this Offering, the Company is authorized to issue a total of $300 million of the Notes under the Indenture.

The interest rates we pay on the Fixed Series Notes are determined by reference to the CMT Index in effect on the date the interest rate is set. The interest rate we pay on the Variable Series Notes is determined by reference to the Variable Index in effect on the date the interest rate is set. Descriptions of the CMT Index and the Variable Index are set forth under “The Indexes” below.

We reserve the right to prospectively adjust the applicable Fixed or Variable Spread or applicable index as required to ensure our financial stability and our access to capital at competitive rates. Any change in the applicable Fixed or Variable Spread or applicable index will apply only to Notes we sell at least 10 days after we give notice of the change to prospective investors. We will provide notice of any change in the Fixed or Variable Spread or applicable index by supplement to this Prospectus.

The Fixed Series Notes

Category and Required Minimum Purchase. The Fixed Series Notes are offered in six Categories, each requiring a stated minimum purchase.

Interest Rate. The Fixed Series Notes pay an interest rate equal to the sum of the Fixed Spread for the respective Fixed Series Note Category shown in the table below plus the CMT Index then in effect.

Maturities. All Fixed Series Notes are offered with maturities of 12, 18, 24, 30, 36, 42, 48, 54 and 60 months.

The Categories, the corresponding required minimum purchase amounts, and the respective Fixed Spreads are set forth below.

			Fixed Spread
Fixed Series Note Category	Required Minimum Purchase	12 Month	18 Month	24 Month	30 Month	36 Month
Category Fixed 1		$1,000.45%	.55%	.70%	.80%	1.00%
Category Fixed 5		$5,000.55%	.65%	.75%	.85%	1.10%
Category Fixed 10		$10,000.65%	.80%	.90%	1.00%	1.25%
Category Fixed 25		$25,000.75%	.90%	1.00%	1.10%	1.35%
Category Fixed 50		$50,000.85%	1.00%	1.10%	1.20%	1.45%
Category Fixed 100		$100,000.95%	1.10%	1.20%	1.30%	1.55%

		Fixed Spread
Fixed Series Note Category	Required Minimum Purchase	42 Month	48 Month	54 Month	60 Month
Category Fixed 1	$1,000	1.20%	1.50%	1.65%	1.85%
Category Fixed 5	$5,000	1.30%	1.60%	1.75%	1.95%
Category Fixed 10	$10,000	1.45%	1.70%	1.85%	2.05%
Category Fixed 25	$25,000	1.55%	1.80%	1.95%	2.15%
Category Fixed 50	$50,000	1.65%	1.90%	2.05%	2.25%
Category Fixed 100	$100,000	1.75%	2.00%	2.15%	2.35%

 The Form of the Fixed Series Notes is included as Exhibit B to this Prospectus.

The Variable Series Notes

Category and Minimum Required Purchase. The Variable Notes are offered in five Categories, each requiring a stated minimum purchase.

Interest Rate. The Variable Series Notes pay a variable rate of interest equal to the sum of the Variable Index interest rate then in effect plus the Variable Spread for the respective Category of Variable Series Note. The interest rate on the Variable Series Notes will be adjusted monthly on a specified day each month, commencing the month following the date the Variable Series Note is issued.

Maturities. Variable Series Notes have a maturity of 60 months.

Prepayment. We will prepay your Variable Series Note in whole or in part upon delivery to us of your written request, provided your Note had an unpaid principal balance of at least $10,000 during the immediately preceding 90 days.

The Categories, the corresponding required minimum purchase amounts, and respective Variable Series Spreads are set forth in the following table.

Variable Series Note Category	Required Minimum Purchase	Variable Spread
Category Variable 10	$10,000	0.20%
Category Variable 25	$25,000	0.30%
Category Variable 50	$50,000	0.40%
Category Variable 100	$100,000	0.50%
Category Variable 250	$250,000	0.65%

The Form of the Variable Series Notes is included as Exhibit C to this Prospectus.

The Indexes

General. The interest rates we pay on the Fixed Series Notes are determined by reference to the CMT Index in effect on the date they are issued. The interest rate we pay on the Variable Series Notes is determined by reference to the Variable Index in effect on the date the interest rate is set.

The CMT Index.    The CMT Index refers to the Constant Maturity Treasury rates published by the U.S. Department of the Treasury for actively traded Treasury securities in over the counter trading transactions.  The CMT Index is not reported for partial year obligations for Treasury securities with a maturity term that is greater than one year.  The CMT Index applied to Fixed Notes with a partial year term will be the CMT Index corresponding to the term equal to or not exceeding the term of the Fixed Note, or if there is none, the obligation having the longest term not exceeding the term of the Fixed Note.  For example, for an 18-month Fixed Note, the 1-year CMT Index will be used.  The current CMT Index rates can be reviewed at www.treasury.gov.

For the year ended December 31, 2017, the CMT Index rates had the following ranges:

Series Description	Market yield on U.S. Treasury securities at 1-year constant maturity, quoted on investment basis	Market yield on U.S. Treasury securities at 2-year constant maturity, quoted on investment basis	Market yield on U.S. Treasury securities at 3-year constant maturity, quoted on investment basis	Market yield on U.S. Treasury securities at 5-year constant maturity, quoted on investment basis

Minimum	0.79%	1.12%	1.35%	1.63%
Maximum	1.76%	1.92%	2.02%	2.26%

The Variable Index. The Variable Index in effect when we issue a Variable Series Note is the LIBOR rate for 3‑month financial obligations in effect on the date the Variable Note is issued. The Wall Street Journal regularly reports the LIBOR rate. The Wall Street Journal can be accessed on the internet at www.wallstreetjournal.com. In the event reporting of a current 3‑month LIBOR rate is suspended or ended, we have the right to substitute the successor index, if any, or if there is none, the regularly reported interest rate we determine, in our sole discretion, to most likely track the 3-month LIBOR rate. For the year ended December 31, 2017, the LIBOR rate ranged from a low of .998% to a high of 1.69%.

Common Provisions of the Notes

Priority of Right to Payment. The Notes are generally equal in rank of payment with our other current and future unsecured debt, except debt which is expressly subordinated to the Notes. Currently, we have an insignificant amount of such subordinated debt outstanding, but we intend to issue more in the future. While not expressly junior to our $82.7 million credit facility debt or our $9.8 million in outstanding Secured Notes, the Notes are essentially junior in right to payment to these secured obligations with respect to payment from our assets securing them.

Payment of Interest. Unless you select the Interest Deferral Election option or other payment option, interest is payable on all Notes in arrears, monthly. The interest rates offered on the day of purchase will be confirmed by us upon request. You may change the way interest is paid on your Note by written notice to us. Interest is payable in arrears, on or before the 5th business day of the month next following the month in which payment is due. Interest will be prorated for the first partial payment period. Interest will be computed on the basis of a 365-day year. Interest will be deemed paid when mailed via the United States Postal Service addressed to the address the investor provides, subject to the check or instrument mailed being drawn on good and sufficient funds. You may change from one method of payment to another by giving us written notice by the 21st day of the month in which you want the change to be effective.

To be entitled to receive the interest effective on any day, an investor’s purchase of the Note must be confirmed and accepted by us on that day. An investor may elect to receive interest payable monthly, quarterly, semi-annually or annually or to reinvest interest, as described below.

Interest Deferral Election. Under this election, any Noteholder may choose to have the payment of accrued interest on their Note deferred and added to their Note’s principal balance. From the date this election is made, all interest payments on the Note will be deferred and the interest added to the Note’s principal balance will accrue interest under the terms of the Note. Interest so deferred will not be kept in a separate account, but will be treated by us in the same manner as the unpaid principal amount of the Notes.

Investors who are subject to taxation who make the Interest Deferral Election option should be aware that they will continue to have tax liability for all accrued interest in the year it is accrued and added to the Note’s principal balance. See “Certain U.S. Federal Income Tax Considerations.”

Our Right to Prepay the Notes. We may elect at any time to prepay all or a portion of the Notes upon at least thirty (30) days and not more than sixty (60) days’ written notice. The redemption price will be the unpaid principal balance of the Note, plus accrued and unpaid interest thereon, through the redemption date. If less than all of the Notes can be redeemed, we will redeem the Notes on a pro rata basis. We will mail a notice of our election to prepay the Note by first class mail to each Holder to be redeemed at the most recent address the Holder has provided us in writing. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof shall be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption. Our obligation to make partial or total redemptions on a pro rata basis will not limit our right to repurchase any Note on a voluntary basis, including any prepayment of a Note upon an investor’s request as described below.

Presentment of Notes for Early Payment. A Noteholder may request that we voluntarily prepay his or her Note at any time by delivering a written request for early payment of the Note to us at our business offices. We may grant or deny the request in our sole discretion. Our current policy is to grant a reasonable request by reason of a demonstrated bona fide hardship, subject to availability of funds, but there is no assurance we will continue this policy. We must determine whether to purchase a Note so presented within ten (10) business days of our receipt of the request to do so and will, in such event, promptly pay to the requesting Holder the purchase price. In the event we agree to prepay the Note as requested, we may deduct an administrative charge equal to up to 3 months’ interest on the amount of the principal prepaid. If the Noteholder holds the Note in an individual retirement account (an “IRA”), the investor may incur additional withdrawal penalties, fees, and/or taxes.

Payment History of Our Investor Debt Securities Programs

We have sold our investor debt securities in numerous offerings in our more than twenty five years of operations. Since inception, the Company has offered 13 prior debt investment programs, 12 of which were public offerings. Each of these programs has been liquidated. That is, each investor received timely payment of all interest and principal payments on the debt security we sold them within the time period set forth in their offering materials.

Note Program	Registration Date	Maximum Offering	% Sold
Public Notes	August, 1994	$6,000,000	*
Class A Notes	October, 1996	5,000,000	100%
Class A-1 Notes	December, 1997	15,000,000	80%**
Class A-1 Notes	December, 1999	12,500,000	100%
Alpha Notes	July, 2001	25,000,000	34%
Alpha Notes	April, 2003	25,000,000	100%
Alpha Notes	April, 2005	50,000,000	36%
Alpha Notes	May, 2006	50,000,000	9%
Alpha Notes	April, 2007	75,000,000	36%***
Class A Notes	May, 2008	80,000,000	99%
Class A Notes	June, 2010	100,000,000	29%****

Class A Notes	September, 2012	75,000,000	60%****
Class 1 Notes	January, 2015	85,000,000	83%

*No more than $3,000,000 of the California registered notes could be outstanding at any time.  As of December 31, 1996, $1,141,394 were issued and outstanding.  All of the outstanding notes were paid off and retired as of December 31, 2003.

**The Company terminated this Offering on November 29, 1999 and deregistered the remaining $2,935,890 of the Class A-1 Notes on January 4, 2004.

***The Company discontinued selling its Alpha Notes effective as of April 18, 2008.

****The Company deregistered the remaining $71,423,986 of unsold Class A Notes under this offering on August 24, 2012.  On February 3, 2015, the Company deregistered the remaining $30,721,622 of its unsold Class A Notes.

DESCRIPTION OF THE INDENTURE

General

We may issue up to an aggregate of $300 million of the Notes under the Indenture. However, we may not issue any Note if, after giving effect to such issuance, the Notes then outstanding would have an aggregate unpaid balance exceeding $125 million.

As a condition to your purchase of a Note, you agree to adopt and become a party to the Indenture. The Indenture is a contract between the Holders, ourselves, and the Trustee. As required by U.S. federal law, the Notes are governed by the Indenture, which we intend to constitute an indenture under the 1939 Act. We have therefore registered the Indenture and the Notes under the 1939 Act.

The Trustee

The Indenture appoints U.S. Bank as Trustee. The Trustee has two main roles under the Indenture:

•	The Trustee is empowered, at the direction of the Holders, to enforce your rights under the Indenture, including your rights against us in the event we default; and

•	The Trustee may perform certain administrative duties for us, such as sending you notices and information regarding your Notes.

In general, the Holders may direct the Trustee to act or abstain from acting by a Majority Vote. Again, as used in this Prospectus, “Majority Vote” means the vote or consent of a Majority in Interest of the Holders as defined in the Indenture.

Successor Trustee, Trustee Eligibility

The Trustee may not be an affiliate of the Company and must at all times meet the requirements of a trustee under the 1939 Act. Among other things, the 1939 Act requires a trustee to have a combined capital and surplus of not less than $150,000.

Compensation of the Trustee

The Trustee is entitled to base compensation, plus additional compensation for services it may perform at the direction of the Holders under the Indenture. Also, the Trustee has the right to be reimbursed for its costs and expenses. Pursuant to the Indenture, the Trustee agrees to look only to us for payment of its compensation and expenses.

The Trustee’s Rights, Duties and Responsibilities

The Trustee represents the interests of all the Holders pursuant to the Indenture. As described in the following sections, the Trustee may not take specified actions without the direction, authorization or approval of a representative (the “Holder Representative”) who is to be appointed by a Majority Vote of the Holders. If no Holder Representative is appointed, the Trustee must act as directed by a Majority Vote of the Holders. Thus, the Indenture requires Holders who suffer an actual default on their Notes to obtain the consent of a Majority Vote of the Holders, regardless of Series or maturity or default status, or whether they have suffered an actual default, to require the Trustee to take action against us. THIS REQUIREMENT, IN EFFECT, MAY LEAVE MANY HOLDERS WITHOUT PRACTICAL RECOURSE.

NO HOLDER SHALL HAVE THE RIGHT TO INSTITUTE OR CONTINUE ANY PROCEEDING, JUDICIAL OR OTHERWISE, WITH RESPECT TO THE INDENTURE, THE NOTES, OR FOR THE APPOINTMENT OF A RECEIVER OR TRUSTEE OR FOR ANY OTHER REMEDY HEREUNDER, DURING THE PERIOD OF THE OPERATION OF THE INDENTURE, UNLESS CERTAIN CONDITIONS, AS SET FORTH IN THE INDENTURE, ARE SATISFIED.

BY EXECUTING THE APPLICABLE PURCHASE APPLICATION, EACH HOLDER IS AGREEING TO BE BOUND BY THE TERMS OF THE INDENTURE SHOULD IT COME INTO FORCE BY THE APPOINTMENT OF A TRUSTEE PURSUANT TO ITS TERMS. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY REVIEW THE INDENTURE (ATTACHED AS EXHIBIT A). THE FOREGOING IS ONLY A SUMMARY OF THE PROVISIONS OF THE INDENTURE.

In general, the Indenture requires the Trustee to exercise its rights and powers vested in the Indenture using the same degree of care and skill as a prudent person would exercise or use acting in like capacity in the conduct of an enterprise of like character with like aims to accomplish the purposes of the trust as determined by the Indenture. However, no provision of the Indenture may be construed as to relieve the Trustee from liability for its own grossly negligent action or grossly negligent failure to act or its own willful misconduct.

The Trustee will not be liable for exercising its rights and powers under the Indenture in certain circumstances including, but not limited to:

•	Any action or inaction taken in good faith in accordance with the direction of a Majority Vote of the Holders;

•	Any action or inaction taken in reliance upon its legal counsel, accountants or other experts;

•	Any action or inaction taken in good faith in reliance upon an opinion of the Trustee’s legal counsel;

•	Any error of judgment made in good faith unless it is proven that the Trustee was negligent in ascertaining the pertinent facts; and

•	Any execution of the Trustee’s powers under the Indenture through agents or attorneys where the Trustee appointed such agent or attorney exercising the level of care required above.

The Trustee may refuse to take any action if it is required to advance, expend or risk its own funds or otherwise incur financial liability in connection with any such action or in the exercise of any of its powers under the Indenture. The Trustee shall have no duty to take any action whatsoever if it believes in good faith that taking such action may expose it to personal liability. The Trustee assumes no responsibility for the legal enforcement of the Notes or the Indenture.

Under the Indenture, the Trustee does not authenticate the Notes. The Trustee does not collect interest or principal of the Notes on behalf of the Holders, except in the event of a default where the Trustee is directed to do so by a Majority Vote of the Holders.

Our Continuing Covenants Under the Indenture

Limits on Our Payment of Distributions to Members

While any Note is outstanding, we may not make, and will not permit any subsidiary to make, a restricted payment unless no default or event of default has occurred and is continuing, or would occur as a consequence of making the restricted payment, and certain other conditions are met. For this purpose, a restricted payment means: (i) a declaration or payment of any distribution to our equity owners (other than distributions payable in our membership interests to us or to our wholly-owned subsidiary); (ii) any payment for the acquisition, redemption or retirement of our membership interests or that of any wholly-owned subsidiary; or (iii) any voluntarily purchase, redemption or repayment, prior to its scheduled maturity of any of our indebtedness that is subordinated in right of payment to the Notes.

In addition, any such restricted payment, together with the aggregate of all other restricted payments we might make, may not exceed the sum of:

(a)

50% of our net income for the period (taken as one accounting period) commencing on January 1, 2000 and ending on our most recently ended full fiscal quarter for which financial statements are available at the time of the restricted payment (or, if such net income for such period is a deficit, 100% of such deficit); plus

(b)

100% of the aggregate net cash proceeds we receive from the issue or sale of our equity membership interests (other than equity membership interests sold to a subsidiary), debt securities or securities convertible into our equity membership interests upon such conversion, or any funds advanced or loaned to us under any subordinated credit facility; plus

(c)	100% of the cash, if any, contributed for our capital, as additional paid in capital by any of our Members.

However, under the Indenture the following are not defined as restricted payments:

(a)	the payment of any distribution within sixty (60) days after the date of declaration thereof, if at said date of declaration such payment would have complied with the foregoing provisions; or

(b)

any payment for (x) the redemption, repurchase, retirement or other acquisition of any of our equity membership interests, (y) the purchase, redemption or other acquisition or retirement of our Indebtedness which is subordinated in right of payment to the Class 1A Notes, prior to any mandatory sinking fund payment or maturity; or (z) the making of any investment in our Company or any subsidiary in each case of (x), (y) and (z) in exchange for, or out of, the proceeds of the substantially concurrent sale (other than to us) of our equity membership interests.

For the purposes of the Indenture, our “net income” means the aggregate of our net income for the applicable period, on a consolidated basis, determined in accordance with accounting principles generally accepted in the United States of America.

Limits on Our Ability to Incur Debt

While any Note remains outstanding, we may not, and may not permit any subsidiary to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become, directly or indirectly, liable with respect to (collectively, “incur”)

any indebtedness, unless our fixed charge coverage ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 1.20 to 1.0. We calculate the fixed coverage ratio as if the additional indebtedness had been incurred at the beginning of the period. Notwithstanding this restriction, we may incur indebtedness that: (i) is evidenced by the Notes; (ii) was existing at September 30, 2017 as it may be extended or modified; (iii) is incurred in the ordinary course of business for the funding of mortgage loans which includes warehouse lines of credit and/or repurchase facilities; (iv) is in respect of performance, completion, guaranty, surety and similar bonds, banker’s acceptances or letters of credit provided by us in the ordinary course of business; and/or (v) when incurred does not result in other indebtedness, other than amounts we owe on the Notes, Class 1 Notes and Class A Notes, to exceed $20.0 million immediately after we incur the indebtedness.

Under the Indenture:

	Our “fixed charge coverage ratio” means the ratio of our cash flow to our fixed charges for the applicable period;



Our “cash flow” means, with respect to the period, our consolidated net income for the applicable period, plus any extraordinary loss, plus any net loss from the disposition of any assets, plus any provision for taxes, plus any fixed charges, plus depreciation and amortization for the period, plus our interest expense paid or accrued for the period with respect to any indebtedness which is expressly subordinated to the Notes, plus the unused amount of our credit facilities and any other financing which is expressly subordinated to the Notes;



Our “fixed charges” means our consolidated interest expense for the period, whether paid or accrued, to the extent such expense was deducted in computing our consolidated net income, plus, without duplication, all interest capitalized for the period. Fixed charges do not include any interest expense with respect to any loan, to the extent it is expressly subordinated in right of payment to the Notes; and



Our “indebtedness” means any indebtedness, whether or not contingent, we incur from our borrowings, the balance of the purchase price we owe on any property, our capital lease obligations, and any of our hedging obligations, except, in each case, any accrued expense or trade payable.

The Effect of Our Merger, Consolidation or Sale of Assets

While any Note is outstanding, we may not consolidate or merge with or into any other person or entity (whether or not we are the surviving entity) or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets (excepting sales of our loans we hold for sale in our normal course of business), in one or a series of transactions for the same purpose, unless (i) we are the surviving entity of such transaction; or (ii) if we are not the surviving entity, the surviving entity assumes our obligations under the Notes by agreement or operation of law.

Requirements That We Maintain a Minimum Tangible Adjusted Net Worth

In the event that our tangible adjusted net worth is less than the minimum tangible adjusted net worth, within 55 days after the end of any fiscal quarter we must notify the Holders. We must within sixty (60) days thereafter restore our tangible adjusted net worth to an amount greater than the minimum tangible adjusted net worth. For the purposes of this covenant, tangible adjusted net worth includes the amount of our credit facilities to the extent it is subordinated in right to payment on a current basis to the Notes.

Under the Indenture, our “tangible adjusted net worth” means our adjusted net worth less our intangible assets, if any. Our “adjusted net worth” means the sum of (i) our Members’ consolidated equity and of the equity interests of any consolidated subsidiary, plus (ii) the amount of any credit line, whether or not then funded, to the extent such loan amount is expressly subordinated in right to payment on a current basis to the Notes.

Requirements That We Keep Certain Books and Records

We must keep proper books of record and account, in which full and correct entries shall be made of all dealings or transactions of or in relation to the Notes and our business and affairs in accordance with accounting principles generally accepted in the United States of America. We must furnish to the Trustee any and all information related to the Notes as the Trustee may reasonably request and which is in our possession.

Other than the foregoing, there are no covenants or other provisions (except those contained under the California limited liability company law which apply to corporations generally) restricting our ability to enter into transactions with our Affiliates including, but not limited to, transactions involving the sale, lease, transfer or other disposal of any of our assets to, or purchase any assets from, or any contract, agreement, understanding, loan, advance of guarantee with, or for the benefit of, any such Affiliate.

Under California law, our independent Managers’ fiduciary obligations require that they act in good faith under the duties of due care and loyalty in a manner which they believe to be in our best interests and those of our Members, which is not, in most circumstances, the same as the obligation they owe to the Holders.

Remedies in the Event of Our Default

Each of the following constitutes an event of default under the Notes:

	our default for thirty (30) days in the payment when due of interest or penalty on any Note;

	our default for thirty (30) days in the payment when due of principal of any Note;

	if not cured in a timely manner, our failure to observe or perform any of the covenants or agreements in the Notes or set forth under the Indenture; or



if not cured in a timely manner, our default under the instruments governing any of our other indebtedness, which default (a) is caused by a failure to pay when due principal or interest on our other indebtedness within the grace period provided in our other indebtedness and which continues beyond any applicable grace period (a “payment default”) or (b) results in the acceleration of payment of such indebtedness in the aggregate amount of $250,000 or more.

The Indenture provides that a default by reason of any of the foregoing Events of Default is a default with respect to all of the Notes.

In order to cure payment in default, we must mail to the Noteholder, direct deposit or credit, if that option is selected, the amount of the nonpayment plus a late payment penalty equal to simple interest on the amount unpaid at the rate of 10% per annum, measured from the date the payment should have been mailed, deposited or credited pursuant to the terms of the Notes until the date it actually is mailed, deposited or credited.

If any event of default occurs and is continuing, the Holders holding at least 25% of the principal amount of the Notes may instruct the Trustee to declare the outstanding Notes to be immediately due and payable and to take any action allowed by law to collect such amounts. Notwithstanding the foregoing, in the case of an event of default arising from our bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. If an event of default has occurred and is continuing, we must, upon written request of the Trustee, cure such default and pay for the benefit of the Noteholder the whole amount then due, any penalties which may be due and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due to the Trustee. If we fail to cure such defaults and pay such amounts forthwith upon such demand, the Trustee, in its own name and as Trustee of an express trust, shall be entitled to sue for and recover judgment against us and any other obligor on the Notes for the amount so due and unpaid pursuant to the terms of the Notes.

Compromise or Settlement of Claims

The Trustee may not settle or compromise any rights or claims of the Holders, including any right to payment of principal or interest, unless the settlement or compromise is approved by a Majority Vote of the Holders. Any settlement or compromise so approved would be binding upon all the Holders.

The Trustee may withhold from the Holders notice of any default or event of default if it believes that withholding notice is in their interest, except a default or event of default relating to the payment of principal, interest or penalties.

Amendment, Supplement and/or Waiver of the Indenture

The Indenture and/or the Notes may be amended or supplemented by a Majority Vote of the Holders. Also, by a Majority Vote, the Holders may consent to waive any default, event of default, compliance or noncompliance with any provision of the Notes. However, any such amendment, supplement or waiver affecting the term, interest rate and other terms of the Notes must be ratable and proportionate in effect on all Holders based on the aggregate amount of principal and interest and penalty payments due them.

OUR COMPANY

Our Identity and History

We are a privately owned California limited liability company with 12 equity owners, 11 of whom are federal or state chartered credit unions and one of whom is the Asset Management Assistance Center of the National Credit Union Administration. Our principal executive offices are located at 915 West Imperial Highway, Suite 120, Brea, California 92821. Our telephone number is (800) 753-6772 and our website address is www.ministrypartners.org.  We are a non-bank financial services company that conducts business on a national scope.  We were organized as a credit union service organization for the specific purpose of assisting evangelical Christian churches and organizations by providing financing for the acquisition, development and/or renovation of churches or church-related properties, and provide Christian investors the opportunity to participate in funding those projects.  As a credit union service organization, we perform these services for the benefit of our credit union equity members.

We exist to help make evangelical ministries more effective by providing ministries with Biblically-based, value-driven financial services and by providing funding services to the credit unions who serve those ministries. We do this by investing in mortgage loans made to churches and ministries. These loans are typically secured by church and church-related real property owned by and/or maintained for the benefit of evangelical churches or church-related organizations such as Christian schools and ministries.

When the Company was formed, substantially all of the mortgage loans in our loan portfolio were purchased from our largest equity investor, the Evangelical Christian Credit Union of Brea, California (“ECCU”), and ECCU acted as our underwriter and primary servicer for a significant portion of those loans.

In 2010, we developed the capability to originate and service loans ourselves.  Since that time, we have increased the proportion of our portfolio that is originated and serviced by us.  As of September 30, 2017, we owned a total of 167 mortgage loans, including four unsecured loans, with a recorded balance of $153.8 million.  As of the date of this Prospectus, we service 158 of these loans.  The average loan balance for our loan investments is $921 thousand and our loans have a weighted average life interest rate 6.32% at September 30, 2017.  Substantially all of our business operations currently are conducted in California and, while we have more loan investments in California than in any other state, we own mortgage loan interests in 31 different states.

We were incorporated under California law on October 22, 1991 under the name Ministry Partners Investment Corporation and established as a credit union service organization, or ("CUSO"), by ECCU for the purpose of providing mortgage loans to evangelical churches and ministry organizations. Effective as of December 31, 2008, we converted our form of organization from a California corporation to a California limited liability company. This conversion was a statutory conversion authorized under Section 1151 of the California General Corporation Law. Upon the conversion, we became, by operation of law, a California limited liability company. As a result of the conversion, our name changed to "Ministry Partners Investment Company, LLC.” Since the conversion became effective, we have been managed by a group of managers that carry out their duties similar to the role and function that the board of directors performed under our previous bylaws.  Operating like a board of directors, the managers have full, exclusive and complete discretion, power and authority to oversee the management of our affairs.

To finance our mortgage loan investments, we obtain funds from the sale of our debt securities. We also obtain funds from lines of credit provided by various financial institutions and, from time to time, sell participation interests in our mortgage loan investments to generate additional funds. We market our debt securities primarily to investors who are in or associated with the Christian community, including individuals, ministries and other organizations and associations.  As a CUSO, we invest in and originate loans made to evangelical churches and ministry organizations, sell loan participation interests and offer complimentary securities products to our credit union owners’ members.

Our Subsidiaries

MPF

In 2007, we created a wholly-owned special purpose subsidiary, Ministry Partners Funding, LLC (“MPF”), for the purpose of warehousing church and ministry mortgages purchased from ECCU or originated by us for subsequent securitization.  Because of the collapse of the mortgage‑backed securities market and severe credit crisis that adversely impacted global financial markets in the latter part of 2008, we did not securitize any of the mortgage loans that MPF purchased.  We closed down the active operations of MPF effective December 31, 2009 but we have maintained MPF’s existence as a Delaware limited liability company to offer, manage, hold assets, and participate in debt financing transactions.  On January 15, 2015, we modified the operating agreement of MPF to authorize MPF to serve as the custodian of the pledged assets held for investors in our Secured Notes offering pursuant to the terms and conditions of a Loan and Security Agreement entered into by and between the Company and MPF dated December 31, 2014.

MP Realty

On November 13, 2009, we formed a wholly-owned subsidiary, MP Realty Services, Inc., a California corporation (“MP Realty”). MP Realty provides loan brokerage and other real estate services to churches and ministries in connection with our mortgage financing activities. On February 23, 2010, the California Department of Real Estate issued MP Realty a license to operate as a corporate real estate broker.  MP Realty has conducted limited operations since its inception.

MP Securities

On April 26, 2010, we formed Ministry Partners Securities, LLC, a Delaware limited liability company (“MP Securities”). On July 14, 2010, MP Securities became a registered broker-dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, MP Securities’ application for membership in the Financial Industry Regulatory Authority (“FINRA”) was approved. MP Securities has been formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. In May 2012, MP Securities began selling Secured Investment Certificates issued by the Company pursuant to an offering to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the U.S. Securities and Exchange Commission (“SEC”). On September 24, 2012, MP Securities received a no objections letter from FINRA, thereby authorizing MP Securities to act as a selling agent for the Company’s Class A Notes offering under a registration statement declared effective by the SEC on October 11, 2012. In November 2012, MP Securities also began selling investments in mutual funds. In addition to serving as a selling agent for the Company’s investor debt securities, MP Securities is authorized to distribute debt securities issued by religious organizations and business members of credit unions the Company serves and act as a selling agent in placing mortgage backed business loans made by credit unions to institutional investors.

In March 2013, MP Securities began selling the Company’s Series 1 Subordinated Capital Notes and 2013 International Notes.  On July 11, 2013, MP Securities executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for MP Securities to provide registered investment advisory services. Finally, on September 26, 2013, MP Securities entered into a clearing firm agreement with Royal Bank of Canada Capital Markets, LLC (RBC Capital), thereby enabling it to open brokerage accounts for its customers. MP Securities now offers a broad scope of investment products that enables it to better serve the Company’s clients and customers.

Our Business

We are a non-bank financial services company that conducts business on a national scope.  We were organized as a credit union service organization for the specific purpose of assisting evangelical Christian churches and organizations by providing financing for the acquisition, development and/or renovation of churches or church-related properties, and provide Christian investors the opportunity to participate in funding those projects.  As a CUSO, we perform these services  for the benefit of our credit union equity members and the credit unions we serve.

The religious loan market segment has grown dramatically over the years since our inception and both the size of the loans and the number of qualified borrowers in this sector has steadily increased. Prior to the 2008 global financial crisis that adversely affected real estate values in certain regions of the United States, the size of the church and ministry mortgage financing market in the United States was estimated to range between $20 billion and $40 billion annually.  While post-crisis estimates of the size of this market have been difficult to obtain, we believe that the demand for ministry loans originated and serviced by niche lenders to churches and ministries will continue to exceed available lending and financing sources for this sector. We base our belief on our past experience with making loans to this market segment and on information we have obtained through contact with sources in the industry. We believe that the availability of lenders serving this market has been somewhat unpredictable as larger financial institutions expand, contract or vacate this niche market during periods of expansion or contraction. As a financial services company that has specialized in assisting these organizations since we commenced operations in 1991, we believe that the lack of predictable financing sources for evangelical Christian churches and organizations presents us with a significant opportunity.  In addition, we believe that lenders that are active in the market for church loans appear to have tightened their credit standards.  As a result of improved market conditions, we believe that the secondary market for church and ministry loans, including the sale of loan participation interests in mortgage loan investments we underwrite and originate, presents us with significant new business opportunities.

Because the financial base and resources of church and ministry organizations have grown larger and these organizations increasingly employ more sophisticated accounting and budgetary practices, financial institutions that do not normally originate religious loans are now willing to participate in or purchase loans in this market segment. As a result, a limited but robust secondary market for these loans has developed among financial institutions, especially credit unions, and we have expanded our operations in this market. We have accessed this market by creating alliances with several third party commercial mortgage broker networks as well as creating a direct participation network consisting of loan funds, credit unions and other financial institutions.

Our general practice in past years has been to fund loan acquisitions with borrowings under our credit facilities. We then repay borrowings on our credit facilities with proceeds from the sale of investor notes, mortgage loan prepayments and repayments, and from our operating income. Our ability to access capital to repay borrowings under our credit facilities is subject to variability based upon a number of factors, including volatility in the capital markets, our ability to demonstrate consistent earnings, regulatory constraints and limitations, the relative interest rates that we are prepared to pay for our investor debt obligations, the ability of our borrowers to access capital to repay or prepay their obligations to us, and our ability to sell our mortgage loan assets. Any occurrence that disrupts our ability to access capital from these sources may have a material adverse effect on our ability to grow our business, meet our commitments, and make distributions or payments to our equity owners and debt securities investors.

As we have undergone a transition from relying primarily on financing from credit institutions to fund our mortgage loans, we have diversified our financing sources. In recent years we have relied on sales of our debt securities to new investors, the purchase of our debt securities by repeat investors and sales of participation interests in our mortgage loans to fund a substantial portion of our loan investments.  Our ability to originate and fund new loans is dependent on the sale of our investor notes to institutional and high net-worth investors collateralized by specific mortgage loans, expanded efforts to generate capital and leverage our mortgage loan investments through the sale of loan participation interests to other financial institutions, expanding the sale of our debt securities through the efforts of our wholly-owned broker-dealer firm, MP Securities, and increasing the amount of other income generated by both MP Securities and by our loan servicing department.

Our net earnings are generated primarily from:

•	interest income earned on our mortgage loan investments;

•	fee income generated from originating and servicing mortgage loans;

•	gains realized on the sale of loans and loan participation interests to financial institutions;

•	successful efforts to manage, liquidate or sell real estate assets and maximize loan recoveries on delinquent loans in our loan portfolio; and

•	fee income generated from the sale of securities and investment products by our wholly-owned broker-dealer firm and fees received by our registered adviser for handling assets under management.

Our Capitalization

Borrowings from Financial Institutions

At September 30, 2017, our total borrowings from institutional lenders was $82.7 million compared to $86.3 million at December 31, 2016, a decrease of $3.6 million.  At September 30, 2017, our borrowings from institutional lenders consisted of the following credit facilities:

MU Credit Facility. On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Members United Corporate Federal Credit Union (“Lender”) entered into an $87.3 million credit facility refinancing transaction (the “MU Credit Facility”).  The MU Credit Facility replaced the original $100 million CUSO Line entered into by and between the Company and Members United Corporate Federal Credit Union on May 7, 2008.  Accrued interest is due and payable monthly in arrears on the MU Credit Facility on the first day of each month at the lesser of the maximum interest rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the MU Credit Facility may not be re-borrowed.  On March 30, 2015, the Company and the NCUA entered into an agreement to amend to the Loan and Security Agreement (the “LSA Amendments”) for both the MU Credit Facility and the $23.5 million credit facility the Company has with the National Credit Union Administration as Liquidating Agent of Western Federal Credit Untion (the “WesCorp Credit Facility”).  The LSA Amendments altered the collateral requirements on both facilities, as well as some of the Company’s reporting requirements to the NCUA.  The balance of the MU Credit Facility was $64.3 million and $67.1 million at September 30, 2017 and December 31, 2016, respectively.  Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $450 thousand, and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The MU Credit Facility includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Credit Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable us to meet its obligation to maintain a minimum collateralization ratio.  At September 30, 2017 and December 31, 2016, the collateral securing the MU Credit Facility had an aggregate principal balance of $73.4 million and $79.4 million, respectively.  The loan collateral securing the facility was sufficient at September 30, 2017 and December 31, 2016.

In addition to the minimum collateralization requirement, the MU Credit Facility also includes covenants which prevent the Company from renewing or extending a loan pledged as collateral under this facility unless certain conditions have been met and requires the borrower to deliver current financial statements to the Company.  Under the terms of the MU Credit Facility, the Company has established a lockbox maintained for the benefit of Lender that will receive all payments made by collateral obligors.  The Company’s obligation to repay the outstanding balance on this facility may be accelerated upon the occurrence of an “Event of Default” as defined in the MU Credit Facility.  Such Events of Default include, among others, failure to make timely payments due under the MU Credit Facility and the Company's breach of any of its covenants.  As of September 30, 2017 and December 31, 2016, the Company was in compliance with its covenants under the MU Credit Facility.

WesCorp Credit Facility. On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Western Corporate Federal Credit Union (previously herein defined as “Lender”) entered into a $23.5 million credit facility refinancing transaction (the “WesCorp Credit Facility Extension”).  The WesCorp Credit Facility Extension amends, restates and replaces a credit facility entered into by and between the Company and Western Corporate Federal Credit Union on November 30, 2009.  Under the WesCorp Credit Facility Extension, accrued interest is due and payable monthly in arrears on the first day of each month at the lesser of the maximum rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the WesCorp Credit Facility Extension may not be re-borrowed.  The WesCorp Credit Facility Extension requires monthly principal and interest payments of $106 thousand.  As of September 30, 2017 and December 31, 2016, $18.4 million and $19.2 million, respectively, was outstanding on the WesCorp Credit Facility Extension. Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $129 thousand and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The WesCorp Credit Facility Extension includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable it to meet its obligation to maintain a minimum collateralization ratio.  As of September 30, 2017 and December 31, 2016, the collateral securing the WesCorp Credit Facility Extension had an aggregate principal balance of $27.0 million and $26.9 million, respectively. The loan collateral securing the facility was sufficient at September 30, 2017 and December 31, 2016.

As of September 30, 2017 and December 31, 2016, the Company was in compliance with its covenants under the Wescorp Credit Facility Extension.

Future estimated principal pay downs of the Company’s borrowings from financial institutions during the twelve month periods ending September 30 are as follows (dollars in thousands):

2018	$4,915
2019	5,046
2020	5,170
2021	5,307

2022	5,442
Thereafter	56,832
$82,712

Effective November 30, 2016, the Company and the Lender reached an agreement to amend both the MU Credit Facility and the Wescorp Credit Facility Extension to change the maturity date of the facilities from October 31, 2018 to November 1, 2026.  As part of this amendment, the required monthly payments on both facilities were increased.  The remaining principal owed on the facilities will be due and payable on November 1, 2026.

SEC Registered Offerings and Other Investor Debt Securities

Our investor debt consists of various series of notes sold under several registered public offerings as well as in private offerings. At September 30, 2017, we had a total of $67.0 million of our investor debt securities outstanding. This amount included $13.3 million of Class A Notes and $37.7 million of our Class 1 Notes.  At December 31, 2016, our total investor debt securities outstanding increased to $60.6 million as compared to $49.9 million of debt securities outstanding at December 31, 2015.  Our Members’ Equity consists of regular and preferred membership interests held by several federal and state chartered credit unions. See “Description Of Our Membership Interests And Charter Documents” and “Security Ownership Of Certain Beneficial Owners And Management.”

At September 30, 2017, December 31, 2016, and 2015, the balances of our outstanding investor debt securities were as follows: (dollars in thousands):

	Amount			Weighted Average Interest Rate
	2017	2016	2015	2017	2016	2015
SEC Registered Public Offerings
Class A Offering	$13,305	$17,308	$25,360	3.93%	3.86%	3.84%
Class 1 Offering	37,701	32,876	15,933	3.62%	3.24%	3.08%

Private Offerings
Special Offering	1,076	1,827	2,884	4.10%	4.34%	3.66%
Special Subordinated Notes	5,283	5,147	3,425	4.84%	4.74%	5.05%
Secured Notes	9,730	3,345	2,261	3.77%	3.30%	3.33%
International Offering	--	54	52	--%	3.62%	3.62%
Total	$67,095	$60,557	$49,915

At September 30, 2017, our investor notes had future maturities during the following twelve month periods ending September 30 (dollars in thousands):

2018	$15,972
2019	13,512
2020	11,824
2021	11,170
2022	11,971
$64,449

The Alpha Class Notes. The Alpha Class Notes were issued in five Series having maturities up to 120 months. The last of the outstanding Alpha Class Notes were repaid in 2014.

Special Offering Notes.  Unsecured general obligation notes having various terms we have issued over the past several years to ministries, ministry-related organizations, and individuals. Except for a small number of investors (in total not exceeding 35 persons), the holders of these Notes are accredited investors within the meaning of Regulation D under the 1933 Securities Act. We may continue to sell our debt securities to eligible investors on an individual, negotiated basis as we deem appropriate and in compliance with exemptions from registration or qualifications under federal and applicable state securities laws.

Special Subordinated Notes. The Series 1 Subordinated Capital Notes have been offered with maturity terms from 12 to 60 months at an interest rate fixed on the date of issuance, as determined by the then current seven-day average rate reported by the U.S. Federal Reserve Board for interest rate swaps. At September 30, 2017 and December 31, 2016, a total of $5.2 million and $5.1 million in notes sold pursuant to this offering were outstanding, respectively. We may continue to sell our debt securities to eligible investors on an individual, negotiated basis as we deem appropriate and in compliance with exemptions from registration or qualifications under federal and applicable state securities laws. We offer these notes from time to time to accredited investors. Their payment is subordinated to all of our other current and future debt.

Secured Notes. In January 2015, the Company began offering Secured Notes under a new private placement memorandum pursuant to the requirements of Rule 506 of Regulation D.  Under this offering, the Company may sell up to $80.0 million in Secured Notes to qualified investors.  The certificates require as collateral either cash pledged in the amount of 100% of the outstanding balance of the certificates or loans receivable pledged in the amount of 105% of the outstanding balance of the certificates.  At September 30, 2017, a total of $9.7 million in Secured Notes were outstanding.  The collateral securing the Secured Notes had an outstanding balance that totaled $10.4 million, which satisfied the minimum collateral requirement of the Loan and Security Agreement which governs the issuance of such notes.  We may continue to sell our debt securities to eligible investors on an individual, negotiated basis as we deem appropriate and in compliance with exemptions from registration or qualifications under federal and applicable state securities laws. The payment of these obligations is secured by a pool of our mortgage loans or cash.

International Notes. In March 2013, the Company launched the sale of a new private offering of its 2013 International Notes.  This offering was made only to qualified investors that meet the requirements of Rule 902 of Regulation S. At September 30, 2017 no International Notes were outstanding as compared a total of $54 thousand ate December 31, 2016.

Members’ Equity

Our Members contribute equity capital to our Company through contributions for their membership interests. Total Members’ equity was $9.4 million at September 30, 2017, as compared to $8.8 million at December 31, 2016. See “Description Of Our Membership Interests And Charter Documents” and “Security Ownership Of Certain Beneficial Owners And Management.”

Competition

Although the demand for church financing is both broad and fragmented, no one firm has a dominant competitive position in the market. We compete with church bond financing companies, banks, savings and loan associations, denominational loan funds, credit unions, REITs, insurance companies and other financial institutions to service this market. Many of these entities have greater marketing resources, extensive networks of offices and locations, larger staffs and lower cost of operations due to their size. We believe, however, we have developed an efficient, effective and economical operation that (i) specializes in identifying and creating a diversified portfolio of church mortgage loans that we originate and (ii) preserves our capital base and generates consistent income for distribution to our debt securities investors (including the Holders) and our equity investors.

We rely upon the extensive experience of our officers, management and Managers in working with ministry related financing transactions, loan origination, and investment in churches, schools, ministries and non-profit organizations.

Regulation

General

We are organized as a credit union service organization and, as a result, are subject to the regulations promulgated by the National Credit Union Administration (“NCUA”) that apply to CUSOs. As a CUSO, we primarily serve the interests of our credit union equity investors and members of such credit unions. We are also subject to various laws and regulations which govern: (i) credit granting activities; (ii) establishment of maximum interest rates; (iii) disclosures to borrowers and investors in our equity securities; (iv) secured transactions; (v) foreclosure, judicial sale and creditor remedies that are available to a secured lender; and (vi) the licensure requirements of mortgage lenders, finance lenders, brokers and financiers.

As a CUSO, we are limited in the scope of activities we may provide. In addition, our federal credit union equity investors are permitted to invest in or lend to a CUSO only if the CUSO primarily serves credit unions, its membership or the membership of credit unions contracting with the CUSO. While the NCUA lacks direct supervisory authority over our operations, our federal credit union equity owners are subject to regulations which govern the rules and conditions of an investment or loan they make or sell to a CUSO. In addition, state chartered credit unions must follow their respective state’s guidelines which govern investments by a state chartered credit union. Our equity owners that are regulated by the California Department of Business Oversight (“DBO”), in particular, must comply with DBO regulations that govern their investment in or loans they make to a CUSO.

Tax Status

Effective with our conversion from a corporate form of organization to a limited liability company organized under the laws of the State of California on December 31, 2008, we have chosen to be treated as a partnership rather than a corporation for U.S. tax law purposes. As a result, profits and losses will flow directly to our equity investors under the provisions of our governing documents. If we fail to qualify as a partnership in any taxable year, we will be subject to federal income tax on our net taxable income at regular corporate tax rates. As a limited liability company organized under California law, we are also subject to an annual franchise fee plus a gross receipts tax on our gross revenues from our California based activities if our gross revenues are in excess of $250 thousand per year.

Regulation of Mortgage Lenders

We conduct loan originating activities for churches and related ministry projects. Many states regulate the investment in or origination of mortgage loans. Under the California Finance Lender’s Law, no lender may engage in the business of providing services as a “finance lender” or “broker” without obtaining a license from the DBO, unless otherwise exempt under the law. We conduct our commercial lending activities under California Finance Lender License # 603F994.

As a finance lender, we are licensed with the DBO and file reports from time to time with the DBO. Accordingly, the DBO has enforcement authority over our operations as a finance lender, which includes, among other things, the ability to assess civil monetary penalties, issue cease and desist orders and initiate injunctive actions. We also are subject to licensing requirements in other jurisdictions in connection with our mortgage lending activities. Various laws and judicial and administrative decisions may impose requirements and restrictions that govern secured transactions, require specific disclosure to our borrowers and customers, establish collection, foreclosure, and repossession standards and regulate the use and reporting of certain borrower and customer financial information.

As we expand our loan originations outside of the State of California, we will need to comply with laws and regulations of those states. The statutes which govern mortgage lending and origination activities vary from state to state. Because these laws are constantly changing, due in part, to the challenge facing the real estate industry and financial institutions from residential lending activities, it is difficult to comprehensively identify, accurately interpret and effectively train our staff with respect to all of these laws and regulations. We intend to comply with all applicable laws and regulations wherever we do business and will undertake a best efforts program to do so, including the engagement of professional consultants, legal counsel, and other experts as deemed necessary by our management.

Loan Brokerage Services

In 2009, we created a new subsidiary, MP Realty, which provides loan brokerage and other real estate services to churches and ministries in connection with our mortgage financing activities. The California Bureau of Real Estate issued MP Realty Services, Inc. a license to operate as a corporate real estate broker on February 23, 2010. As we expand our loan brokerage activities to other states, we may be required to register with these states as a commercial mortgage broker if we are directly or indirectly marketing, negotiating or offering to make or negotiate a mortgage loan. We intend to monitor these regulatory requirements as necessary in the event MP Realty provides services to a borrower, lender, broker or agent outside the State of California.

Environmental Issues Associated with Real Estate Lending

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), a federal statute, generally imposes strict liability on all prior and current “owners and operators” of sites containing hazardous waste. However, Congress acted to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for clean-up costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for clean-up costs, which costs often substantially exceed the value of the collateral property. In addition, state and local environmental laws, ordinances and regulations can also impact the properties underlying our mortgage loan investments. An owner or control party of a site may also be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

Regulation of Financial Services

The financial services industry in the U.S. is subject to extensive regulation under federal and state laws.  The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) was enacted on July 21, 2010.  The Dodd-Frank Act resulted in sweeping changes in the regulation of financial institutions and created a new Consumer Financial Protection Bureau and Financial Stability Oversight Council with authority to identify institutions and practices that might pose a systemic risk.  We continue to monitor and evaluate the impact the Dodd-Frank Act could have on our business and we believe that many of the provisions of the Act and regulations adopted thereunder will not have a material impact on our business and operations.  Certain provisions that have not been implemented, however, could affect our business and include, but are not limited to (i) the implementation of more stringent fiduciary standards for broker dealers resulting from a rule proposed and temporarily suspended by the U.S. Department of Labor (“DOL”) and potential establishment of a new self-regulatory organization for investment advisors.

Broker Dealer Registration

U.S. broker dealers are subject to rules and regulations imposed by the SEC, FINRA, other self-regulatory organization and state securities administrators covering all aspects of the securities business.  Our wholly-owned broker-dealer firm, Ministry Partners Securities, LLC, commenced operations in 2012.  As a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”), MP Securities is subject to regulation by the U.S. Securities and Exchange Commission and regulation by state securities administrators in the states in which it conducts its activities.  We have registered MP Securities in the states of Arizona, California, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Kansas, Minnesota, Missouri, Nevada, New York, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Washington, West Virginia and Wisconsin.

As a small broker dealer that does not hold customer funds or securities, MP Securities is subject to rules and regulations regarding net capital, sales practices, public and private securities offerings, capital adequacy, record keeping and reporting, conflicts of interest involving related parties, conduct of officers, directors and employees, qualification and licensing of supervisory and sales personnel, marketing practices, and supervisory and oversight of personnel to ensure compliance with securities laws.  MP Securities is also subject to the financial responsibility, net capital, customer protection, record-keeping and notification rule amendments adopted by the SEC on July 30, 2013.  Because MP Securities does not carry or hold customer funds or securities and relies upon a clearing firm to conduct these transactions, Rule 17a-5 requires that it file an exemption report as well as reports prepared by an independent public accountant confirming that it meets the exemption provisions.  As amended, the net capital rule requires that MP Securities take into account in its computation of regulatory net capital liabilities the Company assumes as its parent entity.

MP Securities is also subject to routine inspections and examinations by the SEC staff under Rule 17(b) of the Exchange Act and the SEC is authorized to review, if requested, the work papers of the broker dealer’s independent public accounting firm that conducts the audit.  As required by amendments to Rule 17a-5 of the Exchange Act, MP Securities files an annual report with the SEC and FINRA that includes its audited financial statements, supporting schedules and its exemption report as a non-carrying broker-dealer.  MP Securities is a member of the Securities Investor Protection Corporation (“SIPC”) and files a copy of its annual report with SIPC.

Much of the regulation of broker-dealers in the U.S. has been delegated to self-regulatory organizations, principally FINRA and the securities exchanges.  FINRA adopts and amends rules (which are subject to approval by the SEC) for regulating the industry and conducts periodic examinations of member firms.  The SEC, FINRA and state securities administrators may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees.

Due to our close affiliation with MP Securities, we are subject to related party transaction disclosure issues under federal and state securities laws and rules adopted by FINRA.  In particular, related party transactions can raise regulatory concerns in determining whether MP Securities meets its net capital requirements, whether the allocation of costs are fairly treated in any expense sharing arrangements, or management services agreements entered into with the Company, review of compensation paid to sales representatives in selling proprietary securities products offered by the Company and complying with the suitability, know your customer and fair practices and dealings obligations under federal and state law and rules imposed by FINRA on broker dealer firms.  MP Securities is also subject to FINRA’s review and policies governing disclosure practices when offering proprietary securities products, training its staff to identify and manage conflicts of interest and reporting on significant conflict issues, including the firm’s adopted measures to identify and manage conflicts, to the MP Securities Board of Managers and its Chief Executive Officer.

As a broker-dealer firm, MP Securities is subject to regulation regarding sales methods, use of advertising materials, arrangements with clearing firms or exchanges, record keeping, regulatory reporting, conduct of managers, officers and employees and supervision.  To the extent MP Securities solicits orders from customers, it will be subject to additional rules and regulations governing sales practices and suitability rules imposed on member firms.  MP Securities also acts as a selling agent for the Company’s privately offered debt securities.  Because MP Securities participates in the offer and sale of the Company’s publicly and privately offered debt securities, it is required to comply with FINRA’s filing requirements for these offerings.  We believe that MP Securities has fully complied with its filing obligations as required under applicable FINRA, SEC and state securities laws.

Our wholly-owned subsidiary, MP Securities, is also required to maintain minimum net capital pursuant to rules imposed by FINRA.  In general, net capital is the net worth of the entity (assets minus liabilities) less any other imposed deductions or other charges.  If a member firm fails to maintain the required net capital it must cease conducting business and, if it does not do so, it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA.  Under its Membership Agreement entered into with FINRA, MP Securities is required to maintain minimum net capital of the greater of $5,000 or one fifteenth of its aggregate indebtedness.  As required by the 2013 amendments adopted by the SEC, MP Securities is required to include any liabilities that have been assumed by the Company unless the Company is able to demonstrate that it has adequate capital to pay such expenses.

Regulation of Investment Advisers

On July 11, 2013, the State of California granted its approval for MP Securities to provide investment advisory services.  As a California registered investment advisory firm, MP Securities is required to develop and maintain compliance procedures, record keeping procedures, comply with custody rules, marketing and disclosure obligations. MP Securities is also subject to the Investment Advisers Act of 1940, as amended, and related regulations. The SEC is authorized to institute proceedings and impose fines and sanctions for violation of the Investment Advisers Act. In addition to ensuring MP Securities’ compliance with federal and state laws governing its activities as a California registered investment advisory firm, the California DBO requires that representatives hired by MP Securities meet certain qualification requirements, including complying with certain testing requirements and examinations.

Our failure to comply with the requirements of the Investment Advisers Act, related SEC rules or regulations and provisions of the California Corporations Code and Code of Regulations could have a material effect on us. We believe we are in full compliance in all material aspects with SEC requirements and California laws and regulations. As MP Securities hires new registered investment advisers, it will be required to monitor its compliance with SEC and DBO regulations.

Fiduciary Standards

Under the Dodd-Frank Act, the SEC was authorized to consider whether broker dealer firms should be held to a standard of care similar to the fiduciary standard applied to registered investment advisors.  Although the SEC has not adopted the fiduciary rule for broker dealer firms, the DOL issued final regulations in April 2016 which expanded the definition as to who will be deemed to be an “investment advice fiduciary” under the Employment Retirement Income Security Act of 1974 (“ERISA”).  DOL also issued a new prohibited transaction exemption generally known as the best interest contract exemption designed to address conflicts that may arise when a person provides advice to a retail investor that may be vulnerable to conflicts of interest involving the advisory firm.

With the issuance of the DOL fiduciary rule under ERISA, fiduciary status would be extended to investment advisors and investment professionals that have previously not been considered fiduciaries.  If deemed a fiduciary, the representative is held to a strict standard requiring the representative to act solely in the interests of plan participants and beneficiaries.  With the adoption of the fiduciary standard, the representative is subject to personal liability to the ERISA plan for breaches of its actions under the rule.  Implementation of the DOL fiduciary rule, especially in the context of an IRA rollover handled by a MP Securities adviser or sales representative and subsequent investment of such funds in our proprietary debt securities, will require that we incur additional compliance costs, engage in further training initiatives, undertake a thorough review of available transactional exemptions from the rule, prepare agreements to comply with such rule and implement information technology revisions to our policies and procedures to comply with DOL’s fiduciary rule.

On February 3, 2017, President Trump issued a Memorandum to DOL requesting that it analyze whether the fiduciary rule with an effective date of April 10, 2017 will adversely impact the ability of Americans to gain access to retirement information and financial advice and further requested that DOL prepare an updated economic and legal analysis of the impact of the rule.  By action taken on March 3, 2017, DOL requested comments as to whether to extend the applicability of the rule for sixty (60) days to June 9, 2017.  We are continuing to monitor developments with the DOL fiduciary rule and are undertaking efforts to move away from compensating MP Securities and its representatives when engaged in the sale of our debt securities on a sales commission basis to a level asset under management fee structure.  We believe that implementing this change will (i) more closely align the compensation program used by MP Securities for its representatives with the interests of investors in our debt securities; and (ii) reduce the offering costs of our securities offerings, thereby increasing the net proceeds received by the Company from the sale of such securities to further the Company’s strategic objectives.

Privacy Standards

The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (“GLBA”) modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. We are subject to regulations implementing the privacy protection provisions of the GLBA. These regulations require us to disclose our privacy policy, including identifying with whom we share “non-public personal information” to our investors and borrowers at the time of establishing the customer relationship and annually thereafter. The State of California’s Financial Information Privacy Act also regulates consumer’s rights under California law to restrict the sharing of financial data. In recent years, there has been a heightened legislative and regulatory focus on data security, including requiring customer notification in the event of a data breach. Congress has held several hearings in the subject and legislation has been introduced which would impose more rigorous requirements for data security and response to data breaches. As MP Securities expands its investment advisory business operations, it will also need to monitor regulatory initiatives promulgated under Dodd-Frank that affect investment advisers.

Patents, Trademarks and Licensing

We do not rely on any significant patent, trademark, license or franchise to operate our business. We own the rights to the trademarks “MINISTRY PARTNERS ®, MINISTRY PARTNERS INVESTMENT COMPANY, LLC JOY IN INVESTING ®, the MINISTRY PARTNERS logo and design of a flower with two shaded leaves ® and MINISTRY PARTNERS SECURITIES ®” and have obtained U.S. trademark registrations for these marks with the U.S. Patent and Trademark Office.

Certain Legal Aspects of Our Mortgage Loan Investments

Description of Legal Aspects

The mortgage loans are in the form of promissory notes secured by deeds of trust or mortgages on real property or other assets. In general, these notes require the borrower to pay principal and interest on specified dates. The deed of trust or mortgage securing the mortgage loan   generally provides that in the event the borrower fails to timely pay principal or interest on the note or fails to satisfy any other obligations under the note, such as the failure to maintain the property in good repair, we may declare the entire balance of principal and interest under the note then due and payable.

Debtor Protection Statutes

In the event the principal and interest is not paid within a specified period, we must first attempt to collect on the mortgage loan by foreclosing on the real property or other asset securing the loan. In general, California law will not allow us to disregard the security and to proceed directly against the maker on the mortgage loan note. We must foreclose on the property under the deed of trust. Our ability to recover the value of the mortgage loan under such circumstances is affected by certain legal procedures and rights. Mortgage loans secured by real property are subject to the laws of the state in which the property is located and as applicable, federal law, including federal bankruptcy laws. Currently, 40 of the 161 mortgage loans held in our portfolio, representing approximately 20% of the outstanding balance of the loans held, are secured by property located in the state of California.

California, as most states, imposes statutory prohibitions which limit the remedies of a secured lender. A secured lender is limited in its right to receive a deficiency judgment against the borrower following foreclosure on the secured real property. In addition, California law prevents any deficiency judgment against a borrower by a mortgage lender where the loan either represents a portion of the purchase price of the property payable to the lender by that borrower (a “purchase money loan”) or the loan is secured by the borrower’s residence. Where a deficiency judgment is permissible, it can only be obtained after a judicial foreclosure on the property and then only for the excess of the outstanding debt over the fair market value of the property at the time of the foreclosure sale (as determined under statutory provisions). The net result of these statutes is to offer substantial protections to borrowers and to effectively require a mortgage lender to look only to the value of the property securing the mortgage loan   through a private sale foreclosure.

In addition to the California state laws restricting actions against borrowers, numerous other statutory provisions, including the federal bankruptcy laws, afford additional relief to debtors which may interface with or affect the ability of a secured lender to realize the value of its mortgage loan in the event of a default.

Under the Internal Revenue Code of 1986, as amended, certain liens in favor of the Internal Revenue Service for tax payments are provided priority over existing mortgage loans. Also, mortgage lenders are subject to other statutory and administrative requirements under various laws and regulations regarding the origination and servicing of mortgage loans, including laws and regulations governing federal and state consumer protection, truth-in-lending laws, the Federal Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act, and related statutes and regulations.

As a result of these debtor protection laws, we could sustain a loss as a result of any of the foregoing federal or state laws and regulations restricting and/or regulating the origination and servicing of mortgage loans. Also, these laws and regulations are subject to continual change and evolution and it is always possible that inadvertent violations or liabilities may be incurred by reason of one or more of these provisions.

OUR MORTGAGE LOAN BUSINESS

Lending Activities

Loan Origination, Acquisition and Underwriting

Over the last several years, we have expanded our in-house staff, improved our operational systems and underwriting resources which has enabled us to expand our ability to originate, underwrite and service our mortgage loan investments.. When we acquire a mortgage loan or loan participation interest, we apply our internally developed underwriting criteria and loan acquisition policies and review the underwriting procedures carried out by the financial institution that is selling the loan or participation interest.  When we originate a loan, we rely entirely on our own underwriting capabilities and standards. Typically, we receive an origination fee, loan processing fee and documentation fee at the inception of each loan.

As a result of our increased focus on originating our own loans, we have originated $27.5 million in loans during the period ended September 30, 2017.  We originated $42.7 in mortgage loans for the year ended December 31, 2016 as compared to $26.7 for the year ended December 31, 2015.  As a result of our efforts to expand underwriting, servicing and loan administration services starting in 2010, the Company now has the capacity, capability and underwriting experience to originate substantially all of our mortgage loan investments.

Servicing

Beginning in 2010, when we implemented a new core processing system, we have serviced an increasing number of our own loans.  As of September 30, 2017, we were servicing 158 loans totaling approximately $142.8 million in loan principal amount.  Even accounting for the cost of adding new staff and systems to increase our loan servicing capacity, we expect to achieve significant decreases in costs by servicing our loan portfolio over the next several years.  Our servicing capability also represents the operational foundation of our loan participation strategy, which will enable us to produce recurring servicing revenue from loan participations sold. We sold participations in six loans during the nine months ended September 30, 2017, which resulted in $135 thousand in gains on loan sales. We also recognized  $117 thousand in servicing fee income during the nine months ended September 30, 2017. Our technology platform enables us to process, record, transmit and account for all financial and operational data for the benefit of other credit unions, finance lenders, churches, financial institutions and investors. With these additional capabilities, we believe we will be able to continue to expand our loan servicing capabilities.  As of September 30, 2017, ECCU was servicing seven loans for us, totaling approximately $9.2 million in loan principal outstanding.  As of September 30, 2017, we also own approximately $1.7 million in mortgage loan investments which are being serviced by America’s Christian Credit Union, a Glendora, California based credit union.

Our core processing system along with our credit administration personnel give us the capability to service loans for ourselves and other institutions.  As of September 30, 2017, we were servicing 158 loans out of a total of 167 loans, totaling approximately $142.8 million in loan principal outstanding, net of participations sold.  These loans totaled approximately $186.4 million in gross loan principal balance outstanding at September 30, 2017.

Our servicing capability also represents the operational foundation of our loan participation strategy, which will enable us to produce recurring servicing revenue from loan participations sold. We sold participations in six loans during the nine months ended September 30, 2017, which resulted in $135 thousand in gains on loan sales as well as an increase of $177 thousand in additional servicing assets.  During 2016, we sold participations in 22 loans, which resulted in $135 thousand in gains on loan sales.  Our technology platform enables us to process, record, transmit and account for all financial and operational data for the benefit of other credit unions, finance lenders, churches, financial institutions and investors. With these capabilities, we believe we will be able to continue to expand our portfolio of loans serviced.

Types of Loans

We invest primarily in mortgage loans secured by liens on churches, church-related and/or ministry related properties. Generally, our loans are secured by first mortgage liens, but we may invest in loans secured by second liens or which are guaranteed junior secured obligations, or in unsecured loans, if such loans meet our loan criteria.

Permanent Loans

We acquire or originate mortgage loans that may have an adjustable interest rate or fixed rate. The term for a mortgage loan may not exceed 30 years and the maximum loan to value ratio may not exceed 80% without approval from our Board of Managers. Historically, our standard loan investments have been limited to five year maturities. Recently, however, we have begun making offers of ten year maturities on newly originated loans and renewals of existing loans.

Construction Loans

Construction loans may be made to finance the construction or restoration of facilities for schools, worship facilities or ministry related purposes. These loans normally will have a final maturity that will not exceed five years, with a construction draw period that will not exceed 12 months. In most instances, construction loans are interest-only on the outstanding balance drawn for construction. Under our Church and Ministry Loan Policy, the maximum loan to value ratio for a construction loan is 75%. As of September 30, 2017, we had $2.5 million in construction loans outstanding and $2.1 million in unfunded construction loan commitments.

Participation Interests

From time to time, we also invest in participation interests in secured mortgage loans, whereby we own a participation interest in a mortgage with a credit union or other lender. By investing in a participation interest, we can participate in a larger loan investment and diversify our mortgage loans investment portfolio while minimizing our exposure to the aggregate amount of the loan. When we invest in a “participation interest”, we purchase an undivided interest in a loan that has been originated by a credit union or other financial institution and we share principal and interest payments received from the borrower in an agreed upon manner. When we purchase a participation interest, the purchase transaction is governed by a participation agreement entered into by the originator and the participant containing guidelines as to ownership, control and servicing rights.  In most instances, the originator retains all rights with respect to enforcement, collection and administration of the loan.  When we enter into a loan participation agreement to purchase a loan participation interest from a financial institution, we may have more limited access to the borrower and the lead lender is generally entitled to exercise discretionary power in administering performing loans and undertaking collection efforts in connection with any of its non-performing loans.

Due to our ability to originate and service our own loans, our investment in loan participations has been significantly reduced. As of September 30, 2017, approximately $12,8 million, or 8.0% of our total loan portfolio, consisted of loan participations we purchased from other financial institutions, including ECCU. For the year ended December 31, 2016, approximately $10.8 million, or 7.3% of our total loan portfolio, consisted of loan participations we purchased from other financial institutions.

Line of Credit

We may make line of credit arrangements available to borrowers to meet their temporary working capital needs. The term of such arrangements typically will not exceed one year and will provide for minimum interest payments during the term of the loan. For loans made to members of credit unions that are secured by real property, accounts receivable, and/or inventory, the maximum loan to value ratio is 80% based upon the current value of the collateral. As of September 30, 2017, we had $1.6 million in unfunded line of credit commitments.

Letters of Credit

Under our Church and Ministry Loan Policy, we are authorized to issue letters of credit granting the person named in the letter the right to demand payment from us for up to a specified amount provided the conditions set out in the letter are met. We require that a letter of credit be fully secured by funds on deposit or restricted funds on a line of credit with a draw period on the line of credit that meets or exceeds the draw period on the letter of credit. As of September 30, 2017, we had $416 thousand in outstanding letter of credit commitments.

Our Loan Policies

Our loan underwriting process involves a review and analysis of the church or ministry’s financial operation, the strength of the organization’s leadership team, prior history, financial capability, value of collateral and general creditworthiness.  Our Managers establish our loan policies and review them periodically and, from time to time, have authorized designated loan officers  to make loans within certain limits established by our Managers. Our Managers adopted a Church and Ministry Loan Policy to support our expanded levels of acquisition and origination of loans and also appointed a Credit Review Committee to review and carry out our loan policy. The Credit Review Committee may approve loans up to 25% of our tangible net worth or 5% of our aggregate loan portfolio, whichever is less. For loans exceeding the threshold, our Managers have established the Board Credit Committee that reviews our loans and loan requests which exceed certain prescribed limits under our loan policies. Upon approval, we issue a written loan commitment to the applicant that specifies the material terms of the loan.

Any loan exceeding 25% of our tangible net worth, or 7% of our total loan portfolio, whichever is less, must be recommended by the Credit Review Committee and approved by the Board Credit Committee prior to funding.  For any loan participation interest we acquire, the aggregate amount of such interest may not exceed 15% of our total net worth.

Our Mortgage Loan Investment Standards

Our policy is to require each of our mortgage loan investments to meet the following criteria:

•

Demonstration of Ability to Pay. The borrower must support its overall ability to timely pay principal and interest by its operational and cash flow history. For these purposes, “cash flow” includes donations and other revenue which the borrower can demonstrate to be continuing. Generally, debt service payments of the mortgage loan may not exceed a reasonable percentage of the borrower’s cash flow over the expected term of the loan.

•	Term of Loan. The remaining term of each mortgage loan must be thirty (30) years or less from the date we acquire or originate the loan.

•	Priority of Secured Interest. The mortgage loan must be evidenced by a written obligation and must be secured by a deed of trust on the mortgaged property.

•

Funding Escrow. Mortgage loans must be funded through a formal escrow in a customary manner in order to assure that we receive good title to our security interest in the loan at the time the loan is funded.

•

Value of Security. Each mortgage loan must be secured by real property for which there is a recent independent appraisal or other independent valuation available for review which supports the value of the property.

•	Title Insurance. Each mortgage loan must be covered by a standard lender’s title insurance policy.
•

Application of Loan Proceeds. Procedures must be established to assure the loan proceeds will be used for the purposes authorized. Unless we waive the requirement for good cause, loan proceeds must be available only for expenditures on account of the project for which the loan was made.

•	Inspection. We, the original lender, or the lender’s representative must have made a personal on‑site inspection of the property securing the loan.

•

Insurance. We require our borrowers to obtain standard insurance protection customary in the industry, including title insurance (to insure against title defects and some forms of documentation), and liability and casualty insurance in customary amounts. We may also require special insurance in connection with particular mortgage loans, including earthquake, flood and environmental hazard insurance.

•

Lines of Credit and Letters of Credit. Our typical mortgage loan investment is a conventional real estate loan. However, from time to time we may make a loan commitment or loan funds pursuant to a line of credit or a letter of credit. These commitments and loans are typically secured by real property or funds pledged by the borrower. We require that our Loan Committee approve the transaction.

•	Credit Union Members. Loans can be only made to credit union members or our investors, unless otherwise permitted by our Church and Ministry Loan Policy.

•

Location of Collateral.  Each mortgage loan must be secured by real property located in the United States. Unsecured loans may be made without a geographical limitation provided that all payments are made in U.S. dollars and the financial statements of the borrower are in English.

•

Loan Limits.  The aggregate total of all construction loans or loans secured by junior liens on real property may not exceed 200% of our tangible net worth. The maximum aggregate amount of any loan or loans made to one borrower (or to related entities) may not exceed 25% of our tangible net worth or 5% of our aggregate loan portfolio, whichever is less, at the time the loan is funded or acquired.  The maximum aggregate amount of unsecured loans made to any one borrower may not exceed 10% of our tangible net worth at the time the loan is funded or acquired.  For any loan that exceeds 25% of our tangible net worth or 5% of our loan portfolio, whichever is less, the loan must be approved by our Board Credit Committee prior to funding.

Subject to the foregoing discussion, the following tables demonstrate and confirm our compliance with these loan limit policies:

AGGREGATE CONCENTRATION LIMITS
(dollars in thousands)
	Policy	Period Ended			Year Ended			Year Ended
	Limit	September 30, 2017			December 31, 2016			December 31, 2015

	% of Tangible Net Worth (TNW)	Number of Loans	Unpaid Balance	% of TNW	Number of Loans	Unpaid Balance	% of TNW	Number of Loans	Unpaid Balance	% of TNW
Construction Loans	200%	4	$2,460	48.7%	7	$11,755	133.5%	3	$1,930	23.7%
Junior Liens	200%	6	5,867	46.7%	10	5,805	65.9%	9	8,137	99.7%
Unsecured Loans	100%	4	1,458	15.5%	4	1,239	14.1%	2	126	1.5%

SINGLE BORROWER CONCENTRATION LIMITS
(dollars in thousands)
	Policy	Period Ended			Year Ended			Year Ended
	Limit	September 30, 2017			December 31, 2016			December 31, 2015

	% of Tangible Net Worth (TNW)	Number of Loans Over Limit	Unpaid Balance	% of Portfolio	Number of Loans Over Limit	Unpaid Balance	% of Portfolio	Number of Loans Over Limit	Unpaid Balance	% of Portfolio
Unsecured Loans to One Borrower	10%	1	$1,346.9%		1	$1,110	0.8%	--	$126	0.1%
Loans to One Borrower	25%	14	55,028	35.8%	19	62,045	41.9%	22	59,016	43.3%

LARGEST SINGLE BORROWER EXPOSURES
(dollars in thousands)
	Policy	Period Ended		Year Ended		Year Ended
	Limit	September 31, 2017		December 31, 2016		December 31, 2015

	% of Tangible Net Worth (TNW)	Aggregate Unpaid Balance	% of TNW	Aggregate Unpaid Balance	% of TNW	Aggregate Unpaid Balance	% of TNW
Largest Real Estate Secured Loan	25%	$6,638	70.4%	$6,008	68.2%	$4,938	60.5%
Largest Unsecured Loan	10%	1,346	14.3%	1,110	12.6%	126	1.5%
Largest Single Borrower	25%	6,638	70.4%	6,008	68.2%	4,938	60.5%

As of September 30, 2017 and December 31, 2016, respectively, we were in compliance with our policy on aggregate concentration limits for construction loans, junior liens and total unsecured loans. Our portfolio included 14 loans and 19 loans at September 30, 2017 and December 31, 2016, respectively, which exceeded our policy limits for loans made to one borrower.  All of the aforementioned loans exceeding policy limits were originated or purchased in compliance with our policy, which allows our managers or the Company’s Credit Review Committee to approve certain exceptions.

Of the 14 loans that were out of compliance at September 30, 2017, 11 were approved as exceptions by our Board of Managers or our Credit Review Committee.  The remaining 3 loans migrated out of compliance solely due to a decline in our tangible net worth since the loans were purchased or originated, which is primarily due to increased provisions for loan losses and losses taken on our foreclosed assets in prior years.  At September 30, 2017, we had one unsecured loan that exceeded our policy limit.

We believe the risk presented by the loans that have migrated out of compliance with our policy on limiting loans to a single borrower which exceed 25% of our tangible net worth will be mitigated by focusing on efforts to successfully manage the impaired loans in our portfolio.  Our lending team has placed an increased focus on originating small loans in addition to large loans, and plans to continue to originate a mix of loan sizes.  The average outstanding balance of loans receivable in our portfolio has decreased from $1.1 million at December 31, 2013 to $921 thousand at September 30, 2017.  We have also used loan participation sales to reduce the risk of originating relatively large loans and have sought to include credit unions located in the borrower’s local community to serve as the credit union of record when that credit union holds at least a 10% interest in the loan.

All loan applicants must complete an application and provide suitable documentation demonstrating an ability to repay the loan and submit this application to our offices in Brea, California.  For new loans greater than $500,000, we or our designated representative will conduct a site visit to inspect the collateral and conduct our due diligence review of the applicant.  Each loan must meet our Church Ministry and Loan Policy guidelines.

Based in part on the foregoing criteria, we have adopted a risk rating system for rating the risk of our mortgage loan investments. Our managers and management team monitor portfolio composition regularly and may, from time to time, establish guidelines for management regulating the fraction of the portfolio that may be invested in each risk category.  We monitor the risk ratings of our mortgage loan portfolio on a regular basis.

Our Loan Investment Portfolio

We invest primarily in mortgage loans secured by liens on churches, church-related and/or ministry-related properties. Generally, our mortgage loans are secured by first liens, but under limited circumstances, we may invest in loans secured by junior liens. The payment of our mortgage loan investments is not insured and, in general, is not guaranteed by any person or by any government agency or instrumentality. We must, therefore, look to foreclosure on the property securing the loan as the primary source of recovery in the event the loan is not repaid as required. Some of our mortgage loan investments are partial participation ownership in a mortgage loan, whereby we own an undivided interest in the loan investments with other institutions. Generally, the percentage of our ownership interest in our mortgage loans has ranged from 1% to 100%. Joint ownership allows us to participate in larger loans and in a greater number of loans than we would otherwise be able to afford, and therefore allows us to achieve greater diversification for our mortgage loan investment portfolio.

Our cash and loan investments for the nine months ended September 30, 2017 and the years ended December 31, 2016, and 2015 are set forth below:

	(dollars in thousands)
	2017	2016	2015
Assets:
Cash	$8,537	$10,283	$10,959
Loans receivable, net of allowance for loan losses of $2,015, $1,875 and $1,785 as of September 30, 2017, December 31, 2016, and 2015, respectively	149,955	144,264	132,932
Accrued interest receivable	693	657	545

Set forth below are the amounts invested in each loan category at September 30, 2017, December 31, 2016, and 2015, respectively (dollars in thousands):

	Period Ended September 30,		Year Ended December 31,
	2017		2016		2015
Loans to evangelical churches and related organizations	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Real estate secured	$149,883	98.1%	$134,988	91.2%	$134,320	98.5%
Construction	2,460	1.0%	11,755	7.9%	1,930	1.4%
Unsecured	1,458.9%		1,239	0.9%	126	0.1%
Total	$153,801	100%	$147,982	100.0%	$136,376	100.0%

At September 30, 2017, we had no loans that are considered individually material (10% of net assets or greater) to our financial operations.

Our Net Interest Income and Interest Margin

Our earnings depend largely upon the difference between the income we receive from interest‑earning assets, which are principally mortgage loan investments and interest-earning accounts with other financial institutions, and the interest paid on our investor notes and lines of credit. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

Please see the discussion under “Management Discussion and Analysis of Financial Condition − Results of Operations” for information regarding our historical interest costs, interest income and yields realized on our mortgage loan investments for the nine months ended September 30, 2017 and the years ended December 31, 2016, and 2015.

Loan Maturities

The following table sets forth the future maturities of our mortgage loan portfolio at September 30, 2017:

	Dollar Amount of Mortgage Loans
	Maturing During Year (in thousands)
Mortgage Loan Portfolio at:	2017	2018	2019	2020	2021	After 2022	Total
September 30, 2017	$10,753	$12,072	$2,951	$443	$3,249	$124,330	$153,801

Included in the table above are 124 adjustable rate loans.  These loans, totaling approximately $116.2 million, are due in 2021 or later, with the exception of one participation interest that matures in 2018.  All adjustable rate loans have one rate adjustment after five years.

Diversification of Our Mortgage Loan Portfolio

The following table sets forth, as of the nine months ended September 30, 2017 and the years ended December 31, 2016, and 2015, each state in which: (i) the unpaid balance of our mortgage loans was 10% or more of the total unpaid balance of our loan portfolio; and (ii) the number of our loans was 10% or more of our total loans:

	California
	(dollars in thousands)
	2017	2016	2015

Unpaid Balance of Loans	$25,624	$29,124	$26,601
Percent of Total Loans	16.52%	19.68%	19.51%

Number of Loans	40	40	36
Percent of Total Loans	23.95%	24.84%	24.49%

	Maryland
	(dollars in thousands)
	2017	2016	2015

Unpaid Balance of Loans	$30,695	$23,140	17,002
Percent of Total Loans	19.77%	15.64%	12.47

Number of Loans	13	11	10
Percent of Total Loans	7.78%	6.83%	6.80

Our Loan Renewal Policies

We offer to renew, re-underwrite or otherwise continue (i.e. renew) a maturing loan on a case-by-case basis, based on the terms of the maturing loan, the credit status of the borrower and our liquidity needs at the time. Prior to maturity, each loan is analyzed and re-underwritten to determine if it is a possible rollover candidate. Management then reviews our liquidity needs and conditions in determining whether to recommend to our Credit Review Committee to renew the loan.

Sale of Loan Participation Interests

From time to time, we enter into loan participation purchase and sale agreements and we believe there is a robust demand for church and ministry loans in the credit union industry. When we sell a participation interest, a certificate is delivered and agreed upon which identifies the name of the borrower, the principal amount due under the loan, purchase price, interest rate, maturity date and participation percentage acquired under the loan. When we sell a loan participation interest, we generally enter into a loan participation interest purchase agreement which includes standard representations and warranties that are typical for a transaction of this nature. In addition, we are obligated to alert purchasers of such interests of certain material events which might affect the financial condition of the borrower and collectability of the loan.

During the first nine months of 2017 and during 2016, we entered into loan participation agreements to sell $9.3 and $14.3 million of loan participations to several credit unions, financial institutions and religious foundations.  During 2015, we entered into loan participation agreements to sell $6.0 million of loan participations to several credit unions.

Performance and Monitoring of Our Loan Portfolio

Our credit, underwriting and servicing teams are responsible for reviewing and monitoring the performance of the loans in our portfolio.  This involves regular communication with our borrowers, along with the collection of financial statements and other pertinent data.  The review of financial data is done on at least an annual basis, and is often done more frequently as warranted.  Based on the review of this information as well as the performance of the loan as compared to its terms, we will take additional action to ensure that that loan is properly classified.

As of September 30, 2017 and December 31, 2016, 7 of our 167 mortgage loan investments and 9 of our 161 mortgage loan investments are serviced by ECCU,  and subject to ECCU’s collection policies.  Under the terms of our servicing agreement with ECCU, we monitor each mortgage loan or participation interest we acquire to ensure full payments are received as scheduled.  We also receive monthly reports from ECCU regarding our mortgage loan investments, including delinquent loan status reports.  For the loans that we service, we monitor payment receipts and delinquency.  We produce regular status reports on these loans.   These status reports are included in monthly and quarterly reports management prepares for our Board of Managers.

Impaired Loans

An impaired loan is defined as a loan on which, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans include delinquent loans, loans on non-accrual status and all restructured loans, regardless of the loan’s interest accrual status. We use the terms “impaired loan” and “non-performing loan” interchangeably in the discussion below.

A “delinquent loan” is a loan which is 90 days or more past due. We treat a delinquent loan as an impaired loan. A “restructured loan” means a delinquent loan or an otherwise troubled loan for which we have given the troubled borrower concessions, generally with respect to payment accruals, interest rate reductions, and/or maturity date extensions, which we would not have given the borrower upon making the loan. A restructured loan may or may not be on non-accrual status. We treat a restructured loan as an impaired loan. While our Credit Review Committee closely monitors our loan portfolio performance, there have been no material changes in our practices, policies and procedures with regard to how we treat our non-performing loans that have been adopted over the past two years.

We "charge off" or "write off" a loan against our allowance or reserve for loan losses when we believe the uncollectability of the loan balance is confirmed. In most cases, this directly correlates to the completion of foreclosure proceedings on the collateral.  Until June 2011, we had never had a loan charge-off.  In 2015, we recorded $103 thousand in charge-offs against one impaired loan.  In 2016, we recorded $20 thousand in a partial charge-off against one impaired loan when we wrote down the principal balance of that loan as part of an agreement with the borrower.

Delinquent Loans

When the U.S. encounters adverse economic conditions, credit contractions occur and real estate values decline, churches are often materially impacted by high unemployment rates, foreclosures on homes owned by their members, collapsing real estate values and diminished net worth of their congregations and members.  Contributions to churches and ministries are especially sensitive to these economic trends facing the U.S.

We report a mortgage loan as delinquent if it is 90 days or more in arrears. At September 30, 2017, 1.1% of our portfolio was delinquent.  At December 31, 2016, 0.90% of our loan portfolio was delinquent.  We have adopted a proactive approach in responding to delinquencies in our loan portfolio. For loans which we act as the lead lender, we make direct contact with the borrower within ten (10) days of an initial late payment. If the situation progresses to 30 days or more, we follow up with an onsite visit to discuss the borrower’s circumstances and how the borrower can bring the loan current.

In the event that an acceptable workout of a delinquent mortgage cannot be reached, we, or ECCU for any loans it services for us, will generally proceed with a foreclosure proceeding on any collateral securing the loan.  At September 30, 2017, we did not have any loan investments in which we or the lead lender in the loan was pursuing foreclosure.  Since inception, we have had eight mortgage loan investment losses that resulted in charge-offs, one of which occurred during the year ended December 31, 2016.  For the year ended December 31, 2016 and nine month period ended September 30, 2017, the performance of the mortgage loans we hold has substantially improved.

Non-performing Loans

The table below sets forth the amounts and categories of non-performing assets in our portfolio.  Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or other factors involving the loan or the borrower’s financial condition warrant placing the loan on non‑accrual status. Non-accrual loans represent loans on which interest accruals have been discontinued. Troubled debt restructuring arrangements (or “TDRs”) are loans which include renegotiated loan terms to assist borrowers who are unable to meet the original terms of their loans.  Such modifications may include a lower interest rate, an extension of the maturity date or reduction in accrued interest. All TDRs (restructured loans) are initially placed on non-accrual status regardless of whether the loan was performing at the time it was restructured. During the past two years, there have been no material changes in our practices or policies governing how we handle a non-performing loan.

The following is a summary of our non-performing mortgage loans at September 30, 2017, December 31, 2016, and 2015, respectively (dollars in thousands):

	2017	2016		2015

Non-accrual loans	$8,362	$8,878	(1)	$8,779	(2)
Loans 90 days or more past due and still accruing	--	--		--
Restructured loans on accrual status	--	--		3,113
Total non-performing loans	$8,362	$8,878		$11,892
Non-performing loans as a percentage of total loans	5.5%	6.0%		8.7%

(1) Includes $8.2 million of restructured loans on non-accrual status.
(2) All non-accrual loans have been restructured.

We had ten nonaccrual loans as of September 30, 2017 and December 31, 2016, respectively.  We had eight nonaccrual loans as of December 31, 2015.  For the nine month period ended September 30, 2017 and the years ended December 31, 2016 and 2015, $410 thousand, $468 thousand and $304 thousand, respectively, of gross interest income would have been recorded had the non-accrual loans been current in accordance with their original terms.  Interest in the amount of $10 thousand, $5 thousand and $22 thousand, respectively, was included in income for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015 on non-accrual loans through the accretion of loan discount related to the net present value of cash flows.  We monitor our non‑performing loans on an ongoing basis as part of our loan review and work‑out process.  The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral for collateral-dependent loans, or the present value of projected future cash flows.  As of September 30, 2017, December 31, 2016 and 2015, we did not have any loans past due 90 days and still accruing.

Restructured Loans

A “restructured loan” or “troubled loan restructuring” means a delinquent loan or an otherwise troubled loan for which we have agreed on a work-out and have given the borrower concessions, generally with respect to payment accruals, interest rate reductions, and/or maturity date extensions, which we would not have given the borrower upon making the loan. We classify a loan as a restructured loan when we make concessions we would not otherwise consider if offering a loan to a borrower.  A restructured loan may or may not be on non-accrual status. We treat a restructured loan as an impaired loan. While our Board’s Credit  Committee closely monitors our loan portfolio performance, there have been no material changes in our practices, policies and procedures with regard to how we treat our non-performing loans that have been adopted over the past two years. If we decide to accept a loan restructure, we generally will not forgive or reduce the principal amount owed on the loan; in addition, the typical maturity term for a restructured loan does not exceed five years.

From time to time, we have restructured a mortgage loan in light of the borrower's circumstances and capabilities. We review each of these cases on an individual basis, and approve any restructure based on the guidance stipulated in our Collections policy. If we decide to accept a loan restructure, we generally will not forgive or reduce the principal amount owed on the loan; in addition, the typical maturity term for a restructured loan does not exceed five years.  We classify a loan as a restructured loan when we make concessions we would not otherwise consider if offering a loan to a borrower. A restructuring of a loan usually involves an interest rate modification, extension of the maturity date, or reduction of accrued interest owed on the loan on a contingent or absolute basis.

In order to properly evaluate a potential restructure, when we receive a request for a modification or restructure, we evaluate the strength of the borrower’s financial condition, leadership of the pastoral team and board, developments that have impacted the church and its leadership team, local economic conditions, the value of the underlying collateral, the borrower’s commitment to sound budgeting and financial controls, whether there is a denominational guaranty of any portion of the indebtedness, debt service coverage for the borrower, availability of other collateral and any other relevant factors unique to the borrower.  While we have no written policy that establishes criteria for when a request for restructuring a loan will be approved, our Credit Review Committee reviews each request, solicits written reports and recommendations from management and summaries of the requests and actions taken by the Credit Review Committee are presented to the Company’s Board Credit Committee for their review at quarterly meetings throughout the year.

The following table shows the number and balance of restructured loans in our mortgage loan   portfolio, as well as the percentage of our total portfolio those loans represented and the amount of allowance for loan losses associated with restructured loans at September 30, 2017, December 31, 2016,  and 2015 (dollars in thousands):

	2017	2016	2015

Number of restructured loans	8	8	9
Balance of restructured loans	$7,703	$8,192	$11,892
Percentage of loan portfolio	5.01%	5.54%	8.72%
Allowance for loan losses associated with restructured loans	$1,137	$1,039	$1,115
Discounts associated with restructured loans	$756	$756	$742

In the current economic market, loan restructures often produce a better outcome for our loan portfolio than a foreclosure action. Given our specialized knowledge and experience working with churches and ministries, entering into a loan modification often enables the borrower to keep their ministries intact and avoid foreclosure. With a successful loan restructure, we avoid a loan charge-off and protect the interests of our investors and borrowers we serve.

The number of restructured loans as a percentage of our total loan portfolio, while higher than historical levels we incurred prior to the 2008 global economic crisis, are within manageable limits, and the delinquency rates on our mortgage portfolio have stabilized.  We believe we have established adequate levels of reserves for any foreseeable losses, and we continue to evaluate the adequacy of such reserves in light of current economic and operational conditions.

Foreclosed Assets

As of September 30, 2017 and December 31, 2016, we held no properties acquired through foreclosure.  At December 31, 2015, we held four properties with a net value of $3.5 million.  During the year ended December 31, 2016, we sold or disposed of all of our real estate owned assets.

Loan “Charge Offs”

We charge-off or write-off a loan against our allowance or reserve for loan losses when we believe the uncollectability of the loan balance is confirmed. In most cases, this directly correlates to the completion of foreclosure proceedings on the collateral. Prior to June 2011, we had never had a charge-off on one of our mortgage loan investments. We recorded the first loan charge-off in June 2011. We recorded two additional charge-offs in 2012.  In 2013, we recorded $978 thousand as a charge-off against an impaired loan. We recorded two partial charge-offs in 2013 totaling $98 thousand on loans where we wrote down the principal balance of those loans. In 2014, we recorded $544 thousand in charge-offs against three impaired loans.  In 2015, we recorded $103 thousand in charge-offs against one impaired loan. We also recorded a partial charge-off against one impaired loan of $40 thousand in both 2014 and 2015 and $20 thousand in 2016 when we wrote down the principal balance of that loan as part of an agreement with the borrower.  For the nine month period ended September 30, 2017, we recorded $40 thousand in charge-offs on our mortgage loan investments.

Allowance for Loan Losses

We establish provisions for loan losses, which are charged to earnings, at a level reflecting estimated credit losses on our loan portfolio. In evaluating the level of the allowance for loan losses, we consider the type of loan, amount of loans in our portfolio, adverse situations that may affect our borrowers’ ability to pay and estimated value of underlying collateral and credit quality trends (including trends in non-performing loans expected to result from existing conditions).

The allowance for loan loss is monitored by our senior management on an ongoing basis. We examine the performance characteristics of our portfolio loans, including charge-offs, delinquency ratios, loan restructurings and modifications and other significant factors that, in management’s judgment, may affect our ability to collect loans in the portfolio as of the evaluation date.  Our senior executive team monitors these factors on a regular basis and reviews are conducted quarterly with our managers.  We determine general reserves by segregating our loan portfolio into pools based on the risk rating of the loan and the position of the underlying collateral.

Risk ratings are determined by grading a borrower on certain metrics, which include financial performance, strength of management, credit history, and condition of the local economy. These ratings are updated on an annual basis, or more frequently as necessary. By segregating the portfolio in this manner, our senior executive team is better able to assess the potential effects of various risk factors depending on the quality of the loans in a particular pool. The potential impact of factors such as the risk of charge-offs, impairment, delinquency, restructuring, decreases in borrower financial condition, and continued low commercial real estate values throughout the country fluctuates depending on the quality of the loan. As a result, management has increased the weight of these factors for loans with a higher risk rating.

Our senior executive team also evaluates our allowance for loan losses based upon a review of individual loans in our loan portfolio. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows we expect to receive on an impaired loan that may be susceptible to significant change. Once a loan becomes delinquent or non-performing, the borrower reports a material adverse financial condition, or we determine that the value of the collateral underlying an impaired loan has substantially declined, we assess all information available to us to determine the estimated loss for a particular loan. We monitor these individual impaired loans on a regular basis.

If we restructure a loan, we establish an allowance for loan loss for that individual loan based on the difference between the net present value of the future receipt of cash payments from the restructured loan as compared to the net present value of cash flows which we would have received from the original loan, discounted at the original interest rate of the loan. As time passes and the restructured loan performs according to its modified terms, the net present value of future cash flows of the restructured loans changes. The change in the present value of cash flows attributable to the passage of time is reported as interest income. If a loan is collateral-dependent, even if that loan has been restructured, we establish an allowance for loan loss based on the value of the collateral securing the loan less estimated costs to sell the collateral.

At September 30, 2017, December 31, 2016, and 2015, our allowance for loan losses was $2.0 million, $1.9 million and $1.8 million, respectively, or 1.31%, 1.27% and 1.31%, respectively, of our total loan portfolio for the period.  Assessing the adequacy of our allowance for loan losses is inherently subjective as it requires us to make material estimates, including the amount and timing of future cash flows we expect to receive on impaired loans that may be susceptible to significant change.  In the opinion of management, the allowance, when taken as a whole, reflects all known and inherent credit losses in our mortgage loan portfolio as of September 30, 2017.

The following represents a breakdown of the components of our allowance for loan loss at September 30, 2017, December 31, 2016, and 2015 (in thousands):

	2017	2016	2015

Specific allowance related to impaired loans	834	701	338
Allowance based on net present value differences of restructured loans	331	371	777
General allowance	850	803	670
Total allowance	$2,015	$1,875	$1,785

In addition, we segregate the loan portfolio into classes for purposes of evaluating the allowance for loan losses. A portfolio class is defined as the level at which we develop and document a systematic method for determining its allowance for loan losses. The portfolio classes are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.

Our loan portfolio consists of one segment, church loans, and is segregated into the following classes:

Wholly-owned First Collateral Position. This portfolio class consists of the wholly-owned loans for which we possess a senior lien on the collateral underlying the loan.

Wholly-owned Junior Collateral Position.  This portfolio class consists of the wholly-owned loans for which we possess a lien on the underlying collateral that is superseded by another lien on the same collateral. This class also contains any loans that are not secured by any collateral. These loans present greater credit risk than loans for which we possess a senior lien due to the increased risk of loss should the loan enter foreclosure.

Participations First Collateral Position.  This portfolio class consists of the individual percentage interests in mortgage loans (“loan participation interests”) for which we possess a senior lien on the collateral underlying the loan. Loan participations have more credit risk than wholly-owned loans because we do not maintain full control over the disposition and direction of actions regarding the management and collection of the loans. The lead lender directs most servicing and collection activities and major actions must be coordinated and negotiated with the other participants, whose best interests regarding the loan may not align with ours.

Participations Junior Collateral Position.  This portfolio class consists of the loan participation interests for which we possess a lien on the underlying collateral that is superseded by another lien on the same collateral. Loan participations in junior collateral position loans have greater credit risk than wholly-owned loans and loan participation interests where we hold a senior lien on the collateral. The increased risk is the result of the factors presented above relating to both junior lien positions and participations.

Classification of Loans.  Our policies provide for the classification of loans that are considered to be of lesser quality as watch, substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently existing facts, conditions and values. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are designated as watch.

Our Competition

Although the demand for church financing is both broad and fragmented, no one firm has a dominant competitive position in the market. We compete with church bond financing companies, banks, credit unions, denominational loan funds, REITs, insurance companies and other financial institutions to service this market. Many of these entities have greater marketing resources, extensive networks of offices and locations, larger staffs and lower cost of operations due to their size. We believe, however, we have developed an efficient, effective and economical operation that (i) specializes in identifying and creating a diversified portfolio of church mortgage loans that we or other credit unions originate and (ii) preserves our capital base and generates consistent income for payments on our debt obligations and distribution to our equity investors.

We rely upon the extensive experience of our officers, management and Managers in working with ministry related financing transactions, loan origination, and investment in churches, schools, ministries and non-profit organizations.

Our Employees

As of June 1, 2017, we entered into a staffing agreement with Total HR for payroll and staffing services.  As of September 30, 2017, we had 19 full or part-time employees.  None of our employees are covered by a collective bargaining agreement, and we believe that we have an excellent relationship with our employees and staff.

Our Properties

We currently rent our offices (approximately 4,970 square feet of rentable space) from ECCU under the terms of an Office Lease dated November 4, 2008.  In November 2013, we renewed the lease for a five year period.  The ECCU Office Lease agreement includes one additional option to renew for an additional five year term.  The base rent escalates each year on the anniversary of the agreement.  For 2016, our base rent began at $9,671 per month and escalated to $9,920 per month. For 2017, our base rent began at $9,920 per month and escalated to $10,169 per month.

On March 6, 2012, MP Securities entered into an office lease for approximately 1,358 square feet of office space to open a branch office in Fresno, California.  The lease has a term of 36 months.  In February 2015, we negotiated a renewal of the lease for an additional three year term.  The lease extends through February 2018.  The base rent escalates each year on the anniversary of the agreement. For 2017, the base rent for this branch office began at $2,126 per month and escalated to $2,190 per month.

BOARD OF MANAGERS

Set forth below are the members of our Board of Managers:

Name	Age	Managers/Executive Officers
R. Michael Lee	59	Chairman of the Board, Chairman of Ministry Partners Securities, Manager
Van C. Elliott	81	Corporate Secretary, Manager
Jerrod Foresman	49	Manager
Jeffrey T. Lauridsen	68	Audit Committee Chairman, Manager
Juli Anne S. Lawrence	65	ALCO Committee Chairperson, Manager
Abel Pomar	52	Manager
Mendell L. Thompson	63	Board Credit Committee Chairman, Manager

The following is a summary of the business experience of our executive officers and Managers. With our conversion from a corporation to a limited liability company on December 31, 2008, we are governed by a Board of Managers that supervises our affairs (hereinafter referred to as the “Board”).

R. MICHAEL LEE has served as a member of our Board since January 2009. He was appointed Chairman of the Board in May 2015.  Mr. Lee currently serves as Chief Executive Officer and President for Kane County Teacher’s Credit Union. Previously, Mr. Lee served as Vice President Member Relations for Alloya Corporate Federal Credit Union, President of Midwest Region for Members United Federal Credit Union, Chief Membership Officer for Mid-States Corporate Federal Credit Union, Senior Vice President US Central Federal Credit Union, SVP Corporate Network eCom, SVP Corporate One Federal Credit Union and Vice President of Sales for a national insurance agency.  In the insurance industry, Mr. Lee spent 15 years in different positions that lead him to managing a national sales force that served the needs of business owners. Mr. Lee currently serves on the boards of Illinois Credit Union Foundation and Illinois Credit Union Executive Society. He attended Southern Illinois University; CUNA’s Financial Management School and completed numerous industries training sessions throughout his career. Mr. Lee adds special expertise to our Board with his years of experience as an executive of a number of large financial institutions and with his deep knowledge of the financial industry. Mr. Lee currently serves as Chairman of the Board, member of our Executive Committee, Governance Committee, Asset-Liability Management Committee and serves as the Chairman of the Board for Ministry Partners Securities, LLC. Mr. Lee is also on the Board of Directors for CULLIANCE and the Elgin Community College Foundation.

VAN C. ELLIOTT has served as a member of our Board since 1991. He has served as a director for ECCU from April 1988 until the present (except for the periods from March 1997 to March 1998 and March 2004 to March 2005). He serves on the Board of Vanguard Global Network, an organization that trains pastors internationally. Mr. Elliott served as associate director of the Conservative Baptist Association of Southern California from 1980 to 1994, where he was responsible for the general administrative oversight of the association’s activities. Since that time, he has been self-employed as a consultant providing financial and fund raising consultation services to church and church-related organizations. He received his Bachelor’s and Master’s degrees in mathematics and speech from Purdue University and spent seven years in the computer industry. Mr. Elliott holds a Master of Divinity from Denver Seminary and has spent fourteen years in local church ministries serving in the area of Christian education and administration. He has completed post-graduate instruction at the College for Financial Planning. Mr. Elliott is a member of the Financial Planning Association and holds the professional designation of Certified Financial Planner.®   Mr. Elliott brings to our Board his extensive experience as a credit union board member and intimate knowledge of church and ministry financial operations. He serves on our Executive Committee and on our Audit Committee.

JERROD FORESMAN has served as a member of our Board since May, 2012. He is the President, Chief Compliance Officer and Financial Operations Principal of Bankers & Investors Company Inc., a registered broker/dealer and investment advisor headquartered in Kansas City, Kansas. B&I is a non-bank affiliate of Valley View Bancshares and its seven local community banks and 45 branches. Mr. Foresman has been serving as a financial advisor since 1990 and has managed and owned financial advisory/marketing firms specializing in working with credit unions and community banks since 1993. Mr. Foresman attended Missouri State University and is currently studying for additional financial designations from the American College in Bryn Mawr, PA. He is a contributing member of the Wealth Management RIA Board of Advisors, Advisor Confidence Index (ACI) from Rydex. Mr. Foresman holds the FINRA Series 7, 24, 27, 63, 65 and 66 as well as life, health, property & casualty insurance licenses.

JEFFREY T. LAURIDSEN has served as a member of our Board since October 2007. He is an attorney in private practice with the Law Offices of Jeffrey T. Lauridsen in Garden Grove, California. Before establishing his current practice, Mr. Lauridsen served with several other law firms in the Orange County area, as partner and senior associate. Mr. Lauridsen’s 29 years of law practice have focused on corporate law and encompassed both trial and appellate work in diverse areas of law, including business litigation, construction defects, general liability, premises liability, products, medical malpractice, ERISA, insurance coverage, automobile liability, insurance bad faith, employment and labor law, sexual harassment, sexual molestation and others. Prior to entering into the practice of law, Mr. Lauridsen worked as a claim representative in the insurance industry for 19 years. Mr. Lauridsen received his Associate of Arts degree in Political Science from Fullerton College. He received his Bachelor of Science in Law and Juris Doctorate degrees from California Southern Law School. He has served as Elder at Grace Church in Orange, California for 18 years. Mr. Lauridsen brings to our Board the perspective of an experienced attorney, as well as intimate knowledge of ministry governance. In addition to being a member of the Board’s Executive Committee, Mr. Lauridsen serves on our Board Credit Committee and serves as Chairman of our Audit Committee.

JULI ANNE S. LAWRENCE has served as a member of our Board since 2007. She is currently the Chief Strategy Officer of Raoust and Partners.  Prior to her current engagement, Ms. Lawrence served as Senior Vice President of Research and Development for Western Bancorp in San Jose, California.  Prior to that engagement, she was President and Chief Executive Officer of the National Institute of Health Federal Credit Union. Prior to that, she was Executive Vice President and Chief Operating Officer of KeyPoint Credit Union and the President of its subsidiary, KeyPoint Financial Services. Before joining KeyPoint Credit Union, Mrs. Lawrence served as Vice President for Business Development, Marketing and Legislative Affairs from 1988-1995 at Langley Federal Credit Union. Prior to joining the credit union industry, Ms. Lawrence served as the Director of Sales for the US Navy Mid-Atlantic Region, which included the direct responsibility for public relations and sales for all Navy Exchange and Commissary Operations in the Mid-Atlantic States, Europe, Iceland and Bermuda. Mrs. Lawrence received her Bachelor of Science degree in Community Health and Education from East Carolina University and received a Master’s degree in Organizational Development from the University of San Francisco, where she is pursuing a Ph.D.  Mrs. Lawrence currently serves on the Board of Directors for the George Washington Institute of Health and Women in BIO. She also previously served as Chair for the Executive Committee of the Open Solutions, Inc. Client Association and serves currently as a Trustee of the International Mission Board of the Southern Baptist Convention. Mrs. Lawrence provides our Board with the benefit of her extensive experience in financial institution operations and technology and especially, her asset-liability management expertise. Mrs. Lawrence serves on the Company’s Executive Committee,  as our Chair of the Asset-Liability Management Committee, and as a member of the Ministry Partners Securities LLC Board of Managers.

ABEL POMAR began serving as a member of our board in February 2016. Mr. Pomar currently serves as the President, Chief Executive Officer of Evangelical Christian Credit Union (“ECCU”). Prior to joining ECCU, Mr. Pomar served as Senior Vice President, Strategic Initiatives within the Global Compliance organization at Bank of America, where he was most recently responsible for leading the delivery of regulatory compliance change and transformation initiatives across the enterprise. During his nearly eight years at Bank of America, Mr. Pomar held various leadership positions, including roles in global marketing and corporate affairs, technology delivery and change management, strategic planning and continuous improvement, and finance. He holds a bachelor’s degree in operations management and a MBA with a concentration in finance from California State University, Los Angeles. Mr. Pomar also serves on the Board of Managers for Ministry Partners Securities LLC, the Company’s wholly-owned subsidiary.

MENDELL L. THOMPSON joined the Board when Arthur Black, whom served on the Board from 1997 through April 2016, retired from the Board.  In May of 2017, Mr. Thompson was re-elected for a three term ending May of 2020.  Mr. Thompson serves as President/CEO of America’s Christian Credit Union in Glendora, California, a position he has held since 1986. Prior to his promotion to President/CEO at age 32 in 1986, Mr. Thompson held a variety of other positions at the Credit Union between 1977 and 1986. Among his many accomplishments, Mr. Thompson was influential in taking the Credit Union through a charter change in 1993 that opened the door to making church loans. Currently, America's

Christian Credit Union serves more than 75,000 members, has over $313 million in assets, and manages assets of over $450 million.  Mr. Thompson was elected to the Glendora City Council in 2015 and is currently serving his first 4-year term, is a trustee on the Point Loma Nazarene University (PLNU) Board and a director on the PLNU Foundation Board. Mr. Thompson has served as a director of the National Association of State Credit Union Supervisors (NASCUS) Executive Council, as a director on the Board of WesCorp FCU, Chairman of WesCorp’s Supervisory Committee, and on the Glendora Church of the Nazarene Board. He has been a director of the CU Deposit Network, the Financial Marketing Association, and the Southern California CU Executives Society Council.  Mr. Thompson graduated cum laude in 1976 with a bachelor’s degree in History/Business from Point Loma Nazarene University, and is also a graduate of the Western CUNA Management School and Stanford University’s Executive Development Program. Mr. Thompson is the Chairman of the Company’s Board Credit Committee.

EXECUTIVE OFFICERS

Set forth below are the members of our executive officers:

Name	Age	Executive Officers
Joseph W. Turner, Jr.	50	Chief Executive Officer and President
William M. Crammer III	58	Senior Vice President, Chief Lending Officer
Brian S. Barbre	44	Senior Vice President, Chief Financial Officer and Principal Accounting Officer
Edward J. Ramirez	50	Vice President, Credit Administration

The following is a summary of the business experience of our executive officers:

JOSEPH W. TURNER, JR. has served as Chief Executive Officer and President since December 3, 2015. Mr. Turner is also the Chief Executive Officer and President for Ministry Partners Securities LLC, the wholly-owned subsidiary of Ministry Partners Investment Company. Mr. Turner also held the position as Chief Compliance Officer of Ministry Partners Securities LLC until December 14, 2015. During his tenure with the Company, Mr. Turner has led the Company’s efforts in transitioning its wholly-owned broker dealer to a more robust and diverse financial services firm, launching its investment advisory and insurance company activities in addition to overseeing the capital raising efforts related to the Company’s proprietary products. Mr. Turner was also instrumental in formalizing strategic partnerships with Evangelical Christian Credit Union (the Company’s largest equity owner) and America’s Christian Credit Union to provide complimentary financial products and services to their collective members. Prior to joining the Company in 2011, Mr. Turner served in various roles; including Regional Vice President, Chief Operating Officer, Chief Executive Officer and President for Strongtower Financial, Inc., a Fresno, California based broker dealer and advisory firm which specialized in providing investment banking services, mortgage financing for churches and ministries, and investment and insurance products and services. Prior to joining Strongtower in 2007, Mr. Turner served as Managing Director of Principal Financial Group where he led a financial advisory and insurance group. Mr. Turner began his career with Prudential Preferred as an investment advisor in 1990. Mr. Turner received his Bachelor of Science in Business Administration – Finance degree from California State University, Fresno. Mr. Turner has completed industry leadership training both at Drake University and the Wharton School of Business. Mr. Turner holds the FINRA Series 6, 7, 24, 63, 65, and 51 as well as life, health and disability licenses in over 23 states.

WILLIAM M. CRAMMER, III has served as the Company’s Senior Vice President and Chief Lending Officer since September 21, 2017. Prior to that, Mr. Crammer served as the Company’s Vice President of Administration and Manager of Loan Participations.  Mr. Crammer received a Bachelor of Science degree in accounting from California State University, Fullerton and has over thirty (30) years of management experience in overseeing the financial, administrative and operational functions of both small and large organizations. In his previous role as the Company’s Manager of Loan Participations, Mr. Crammer was instrumental in launching the Company’s loan participation sales program, which significantly increased the Company’s ability to secure additional funding resources when needed.

BRIAN S. BARBRE has served as the Company’s Senior Vice President, Chief Financial Officer and Principal Accounting Officer and as the Chief Financial Officer for Ministry Partners Securities, LLC since September 25, 2017.  Mr. Barbre has previously served as Vice President Finance and Treasurer of ECCU, the Company’s largest equity owner.  Over the course of Mr. Barbre’s seventeen years working with ECCU, he has served as Vice President Finance / Treasurer, Director of Finance, Finance Manager and Financial Analyst.  Mr. Barbre is a Certified Public Accountant and has served as an Adjunct professor at Biola University where he has taught cost accounting and accounting information systems courses.  Mr. Barbre holds a Bachelor of Science in Business Administration, Magna Cum Laude, from Biola University and a Master of Business Administration degree from California State University Fullerton.

EDWARD J. RAMIREZ  joined the Company after seven years of service as the Assistant Vice President, Ministry Development Group, Portfolio and Risk Management/Loan Portfolio Manager at Christian Community Credit Union, a San Dimas, California based credit union.  Prior to that, Mr. Ramirez was a product manager and loan underwriter for ECCU from 2002 to 2010.  Mr. Ramirez earned his Bachelor of Arts in Business Administration from California State University, Fullerton and his Master of Business Administration from Azusa Pacific University.

Our Board of Managers

Under our Operating Agreement, our Board and officers are charged with governing and conducting our business and affairs. The Operating Agreement charges our Board with essentially the same duties, obligations and responsibilities as a board of directors of a corporation. The Board establishes our policies and reviews them periodically and has authorized designated officers and our President the authority to carry out those policies.

When initially formed, we were a wholly-owned subsidiary of ECCU. At that time, the board consisted of ECCU executives and a number of independent directors. As of the date of this Prospectus, our Board consists of seven Managers, a majority of which are independent managers. The Board is actively involved in and regularly meets with members of our senior management to discuss capital adequacy, use of leverage, and liquidity issues we face.  Our Asset Liability Committee regularly meets with the objective of performing oversight of interest rate risk, future net interest income and expense, capital and liquidity forecasts and review of trends impacting our balance sheet.

Board Committees

Our Board may from time to time establish and empower board committees to perform various functions on its behalf. Each committee consists of at least three persons. Currently, the Board has established the following committees:

•	Our Executive Committee is charged with responsibility for determining the President’s compensation and undertaking other matters of an executive and strategic oversight nature;

•	Our Audit Committee is chartered to oversee the annual audit of our financial reports, oversee the establishment and maintenance of internal controls and oversee compliance with our Ethics Policy;

•

Our Board Credit Committee is authorized to oversee compliance with our Loan Policy and to review the performance and management of our loan portfolio and to approve loan originations over a certain dollar amount or loans that have fallen outside of the parameters of the Loan Policy;

•	Our Credit Review Committee reviews and implements our Loan Policy and reviews most of the loan applications we receive;

•

Our Asset Liability Committee is chartered to oversee the maintenance of our asset liability strategy and process, as well as our asset liability, liquidity and other policies relating to the mitigation of risks to our earnings and capital; and

•

Our Governance Committee is charged with responsibility for the Board Governance Policies, including our Related Parties Transaction Policy, and with the periodic task of nominating persons for election to the Board.

Our Board Chairman

On May 14, 2015, the Company held a regular board meeting of its Board of Managers, during which it appointed R. Michael Lee, to serve as Chairman of the Board of Managers.  Prior to Mr. Lee’s appointment, Mark Holbrook served as our Board Chairman since the Company’s inception.  Mr. Holbrook also served as our Chief Executive Officer from inception of the Company until February 17, 2011.

Code of Ethics

On November 6, 2009, our Board adopted a Code of Ethics for our principal officers and members of the Board.

Indemnification of Our Managers and Officers

We may indemnify any of our Managers, officers, Members, employees or agents, provided the agent seeking indemnification acted in good faith and in a manner that the person reasonably believed to be in our best interests and provided that the acts do not constitute gross negligence, intentional misconduct or a knowing violation of law. To the extent we are successful on the merits in defense of our agent’s actions, the agent will be indemnified for all reasonable expenses incurred. In all other instances, a majority of the Members must approve indemnification.

We can advance our agent’s defense costs if approved by Managers who are not seeking indemnification or, if there are none, by a majority of our Members.

Our Managers who are not otherwise involved in the action can approve the advancement of our agent’s defense costs if they receive an undertaking from the person to repay such amount in the event that it is ultimately determined that the person is not entitled to indemnification.

It is the position of some federal and state agencies, including the Pennsylvania Department of Banking and Securities that indemnification with violations of Securities Law is against public policy and void.

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EXECUTIVE COMPENSATION

The following table sets forth certain information regarding compensation we paid for services rendered to us during the years ended December 31, 2017 and 2016 by our senior executive officers and Board of Managers.

Summary Compensation Table

Annual Compensation

Name and Principal Position	Year Ended	Salary		Bonus		All Other Compensation
Michael Lee	2017	$--	~~$~~	$--	~~$~~	$14,200	(1)
Chairman of the Board of Managers	2016	$--	~~$~~	$--	~~$~~	$12,250	(2)
Joseph Turner	2017	244,096		69,575		37,866	(3)
President and Chief Executive Officer	2016	242,006		500		41,503	(4)
Susan Reilly	2017	--		--		--	(3)
Former Sr Vice President and Chief Financial Officer	2016	117,916		--		93,670	(5)
Harold Woodall	2017	147,117		35,350		20,799	(3)
Sr Vice President and Chief Credit Officer	2016	166,018		500		31,723	(4)
Daniel Flude	2017	83,339		26,950		18,242	(3)
Vice President, Finance	2016	121,121		3,900		34,438	(4)
Van Elliott	2017	--		--		9,200	(1)
Secretary and Manager	2016	--		--		9,350	(2)
Juli Anne Lawrence	2017	--		--		11,600	(1)
Manager	2016	--		--		11,250	(2)
Arthur Black	2017	--		--		--	(1)
Manager	2016	--		--		1,250	(2)
Jeffrey Lauridsen	2017	--		--		11,600	(1)
Manager	2016	--		--		11,650	(2)
Jerrod Foresman	2017	--		--		8,350	(1)
Manager	2016	--		--		9,350	(2)
Abel Pomar	2017	--		--		5,200	(1)
Manager	2016	--		--		6,500	(2)
Mendell Thompson	2017	--		--		8,600	(1)
Manager	2016	--		--		6,650	(2)
William M. Crammer, III,	2017	128,481		28,291		26,724	(3)
Senior Vice President and Chief Lending Officer	2016	89,635		2,400		17,955	(4)
Brian S. Barbre	2017	36,462		15,047		8,352	(3)
Sr. Vice President, Chief Financial Officer and Principal Accounting Officer	2016	--		--		--	(6)
Edward J. Ramirez	2017	29,923		4,297		7,721	(3)
Vice President, Credit Administration	2016	--		--		--	(6)

(1) We accrued amounts for each Manager for their service on the Board during 2017 which were paid in January 2018.

(2) We accrued amounts for each Manager for their service on the Board during 2016 which were paid in January 2017.

(3) This includes the aggregate amount we contributed to the Company’s 401(k) retirement plan, for medical benefits and life and disability insurance for these officers in 2017.

(4) This includes the aggregate amount we contributed to the Company’s 401(k) retirement plan, for medical benefits and life and disability insurance benefits for these officers for 2016.

(5) We contributed an aggregate amount of $11,687 for Ms. Reilly's 401(k) retirement plan, medical benefits and life and disability insurance for 2016.  We paid Ms. Reilly $77,532 in severance payments in 2016 as a result of the Company’s management restructuring and reorganization plan which was announced in 2016.

(6) Neither Mr. Barbre nor Mr. Ramirez were executive officers in the years ending December 31, 2016.  Mr. Barbre’s 2017 bonus was included in his offer letter prior to joining the Company.

No options, warrants or other rights to purchase our equity securities have been issued to our officers.

In February 2014, the Board approved the payment of compensation grants to Managers of the Board for rendering services to the Company. Under the grants approved by the Board, each Manager will receive a cash grant for serving on the Board, and will receive additional amounts for attendance at each Board meeting and for serving as a Chairperson of one of our Board Committees.  Each Manager is also entitled to be reimbursed for expenses incurred in performing duties on our behalf.  For the years ended December 31, 2017 and 2016, we accrued $68.7 thousand and $68 thousand in compensation awards for our Managers, respectively.  These awards were paid in January 2017 and 2018.

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DESCRIPTION OF OUR MEMBERSHIP INTERESTS

AND CHARTER DOCUMENTS

Our Authorized Membership Interests

Authorized Capital

Our operating agreement creates two classes of membership interests, common membership interests and deferred membership interests. Our Managers are authorized to issue two classes of common membership interests, the Class A Units and the Class B Units. The Class B Units are identical to the Class A Units, except the Class B Units are non-voting, except to the extent required by the California Revised Limited Liability Act (the “LLC Act”). The Class A Units have the same rights, preferences and privileges as our previous common stock.

The operating agreement establishes one class of preferred membership interests, the Series A Units. The Series A Units have the identical, rights, preferences and privileges as our previous Class I Preferred Stock and our Class II Preferred Stock, except the Series A Units are entitled to receive distributions at the same rate as our previous Class I Preferred Stock, which is a higher rate than was payable on the Class II Preferred Stock.

Our Class A Units

We currently have 146,522 Class A Units outstanding. Our Class A Units are entitled to one vote per Unit on all matters to be voted upon by the Class A Units. Approval of proposals submitted to Members at a duly held meeting, other than the election of Managers, requires a vote of a majority of the Class A Units eligible to vote in person or by proxy. Our Class A Members have the right to cumulate their votes in the election of Managers.

Among the matters on which the Class A Units may vote are the following: (1) the election or removal of Managers; (2) an increase or decrease in the number of Managers; and (3) amendments to our operating agreement. A majority of the Class A Units voting on a matter at a meeting at which a quorum is present will constitute the approval of the Class A Units unless a greater number of votes is specifically required by statute or by our operating agreement.

Our operating agreement may be amended by the vote of a majority of the Class A Units, except that the amendment of the provisions regarding the removal and liability of Managers, the meetings of Members and any provision requiring a greater than majority vote must be approved by each class of membership interests as is required to approve any amendments which would change any rights of that class by reducing the amount payable thereon upon our liquidation, or by diminishing or eliminating any voting rights of that class. For the purposes of the foregoing, the authorization by our Board and/or Members of a new class or Series of preferred membership interests would not constitute such an amendment.

The rights of our Members will be subject to, and may be adversely affected by, the rights of owners of any preferred membership interests we may issue in the future. In addition, the issuance of preferred membership interests could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Members are entitled to receive distributions when and if declared by the Board out of funds legally available therefor, and in the event of our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities. Our Members have no preemptive, conversion, subscription or cumulative voting rights.

Our Series A Units

We currently have 117,100 Series A Units outstanding. Following is a summary of the rights, preferences and privileges of our Series A Units.

Rank

The Series A Units rank prior to our Class A Units as to distributions of assets. The Board may increase the amount of the Series A Units or designate one or more Series of preferred membership interests which ranks junior to the Series A Units without the approval of the Series A Units. However, the Board may not designate a Series of preferred membership interests ranking senior to the Series A Units without the approval of the owners of at least two-thirds (2/3rds) of the Series A Units.

Distributions

Owners of the Series A Units are entitled to receive distributions payable quarterly at the rate of 25 basis points over the one year LIBOR rate in effect on the last banking day of the calendar month in which the distribution is declared. Distributions are payable when declared payable by our Board. Our Board intends to declare and pay distributions quarterly. Owners of the Series A Units are also entitled to receive distributions payable annually of 10% of our net income less other distributions.  However, our payment of distributions is subject to certain LLC Act restrictions. Distributions are cumulative. That is, any distribution which is declared but not paid will cumulate and be payable as soon as practicable.

Liquidation Preference

$100.00 per Unit, plus an amount equal to any declared and unpaid distributions.

Redemption

We may call the Series A Units for redemption at the liquidation preference of $100.00 per unit, in whole or in part, upon 90 days’ prior written notice delivered prior to each December 31 for any calendar year.

Rights Upon Liquidation

Upon a change in control, liquidation, dissolution or winding up of our affairs, the Series A Units will be entitled to receive the liquidation preference per unit of $100.00 plus the amount of any declared but unpaid distributions before any distributions with respect to our Class A Units or other junior membership interests.

Rights in the Event We Fail to Pay Distributions

In the event we fail to pay four (4) consecutive quarterly distributions, the Series A Units will have the right to elect two (2) Members to our Board, who will serve until distributions on the Series A Units are brought current.

Voting Rights

Except as stated above, the Series A Units have the right to vote only on matters on which preferred membership interests are entitled to vote under the LLC Act, including the right to vote as a class on certain amendments to our charter documents, and certain mergers and reorganizations.

Our Charter Documents

As an LLC, we are governed by our charter documents which are comprised of our articles of organization and our operating agreement, which replace our former corporate articles of incorporation and bylaws. A copy of our articles of organization, the plan, and the operating agreement were filed as exhibits to our current report on Form 8-K filed with the Securities and Exchange Commission (SEC) on December 22, 2008.

As an LLC, our business and affairs are under the direction of our Managers and officers. Our Managers and officers are the same persons who served as our directors and officers prior to the conversion. Each serves in a comparable, if not exact, capacity after the conversion as they did prior to the conversion. Thus, there is no change in the persons responsible for our management and operations or their duties with respect to such capacities.

Our operating agreement provides for not less than six nor more than eleven Managers and sets the number at ten. Our Managers are elected by our Class A Unit owners at an annual meeting, subject to certain limited voting rights of our Series A Unit owners.

Our Members have no liability for our LLC level liabilities or debts. Their liability is limited to their investment in their membership interest. No further capital contributions are required, with limited exceptions for wrongful distributions.

Our operating agreement authorizes the offices of President, Secretary and Treasurer and other officers as they deem appropriate, including a Chief Executive Officer, Chief Financial Officer and one or more Vice Presidents. Our officers serve at the pleasure of our Managers.

Our Managers can amend the operating agreement to create one or more classes of preferred units and establish the rights, privileges and preferences of such units. Other changes, including an increase in the authorized number of membership units must be approved by a majority of our Class A Units. Our articles of organization may not be amended without the approval of a majority of our member interests.

Our Board determines when and if distributions are paid to our Members, subject to certain restrictions under the LLC Act.

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SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to us, as of December 31, 2017, with respect to our Class A Units owned by each of our executive officers and our Managers, and by our Managers and executive officers as a group, and by each person who is known to us to be the beneficial owner of more than 5.0% of our Class A Units.

(1)
Name	Beneficial Ownership	Percentage Owned(1)
R. Michael Lee 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Van C. Elliott 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Mendell L. Thompson 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Juli Anne S. Lawrence 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Jeffrey T. Lauridsen 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Abel Pomar 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Jerrod L. Foresman 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Joseph W. Turner, Jr. 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Brian S. Barbre 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
William Crammer 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--%
Edward J. Ramirez 915 W. Imperial Hwy., Suite 120 Brea, CA 92821	--	--

All officers and members of the Board as a group	--	--%

Other 5% or greater beneficial owners (seven):

Name	Beneficial Ownership	Percentage Owned(1)
Evangelical Christian Credit Union	62,000	42.31%
America’s Christian Credit Union	12,000	8.19%
Navy Federal Credit Union (2)	11,905	8.13%
UNIFY Financial Credit Union (3)	11,905	8.13%
Wescom Credit Union	11,905	8.13%
Credit Union of Southern California	11,900	8.12%
Keypoint Credit Union	8,000	5.46%

Notes to Table

(1)   Based on 146,522 Class A Units outstanding.

(2) Navy Federal Credit Union is a non-voting equity member, but holds 11,905 Class A Common Units which were acquired pursuant to a merger completed with USA Federal Credit Union.  As the holder of an economic interest in the Company, Navy Federal Credit Union holds a beneficial interest in the Company.

(3) UNIFY Financial Credit Union was formerly Western Federal Credit Union.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Safe Harbor Cautionary Statement

This Prospectus contains forward-looking statements regarding Ministry Partners Investment Company, LLC and our wholly-owned subsidiaries, Ministry Partners Funding, LLC, MP Realty, and MP Securities, LLC, including, without limitation, statements regarding our expectations with respect to revenue, credit losses, levels of non-performing assets, expenses, earnings and other measures of financial performance.  Statements that are not statements of historical facts may be deemed to be forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “should,” “seek,” “will,” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them.  These forward-looking statements reflect the current views of our management.

These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are subject to change based upon various factors (many of which are beyond our control).  Such risks, uncertainties and other factors that could cause our financial performance to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to, the risks set forth in our Annual Report on Form 10-K for the year ended December 31, 2016, as well as the following:

•	we are a highly leveraged company and our indebtedness could adversely affect our financial condition and business;
•

we depend on the sale of our debt securities to finance our business and have relied on the renewals or reinvestments made by our holders of debt securities when their debt securities mature to fund our business;

•	the need to enhance and increase the sale of loan participations for loans we originate in order to improve liquidity and generate servicing fees;
•	the allowance for loan losses that we have set aside proves to be insufficient to cover actual losses on our loan portfolio;
•	our ability to maintain liquidity or access to other sources of funding;
•

because we rely on credit facilities to finance our investments in church mortgage loans, disruptions in the credit markets, financial markets and economic conditions that adversely impact the value of church mortgage loans can negatively affect our financial condition and performance;

•

we are required to comply with certain covenants and restrictions in our primary credit facilities that, if not met, could trigger repayment obligations of the outstanding principal balance on short notice.

As used in this quarterly report, the terms “we”, “us”, “our” or the “Company” means Ministry Partners Investment Company, LLC and our wholly-owned subsidiaries, Ministry Partners Funding, LLC, MP Realty, and MP Securities, LLC.

Analysis of the Nine Months Ended September 30, 2017 and September 30, 2016

The following discussion regarding our financial statements should be read in conjunction with the financial statements and notes thereto included in this prospectus beginning at page F-1.

Overview

We are a Brea, California-based business that was incorporated in 1991 as a credit union service organization whose mission is to make evangelical ministries more effective by providing ministries with Biblically-based, value-driven financial services and by providing funding services to the credit unions who serve these ministries.  We do this by originating and investing in mortgage loans made to churches, most of which are secured by church and church-related real property owned by and/or maintained for the benefit of evangelical churches or church organizations, including Christian schools, ministries and related organizations.  We have also recently expanded the scope of financial services we offer to the Christian evangelical community to include investment advisory services, annuities and other investment products provided through our wholly-owned broker dealer subsidiary, MP Securities.

We are continuing to position the Company for future growth in the areas where we have historically been successful through our investments in church and ministry mortgage loans, while diversifying the sources of revenue generated by our business.  In order to take advantage of our market opportunities and maximize the value of our equity holders’ investment, we will continue to focus on:

•	maintaining liquidity, growing our balance sheet, and strengthening the quality of our assets;

•	building capital while developing new financing sources;

•	increasing revenues through efforts to expand loan originations and servicing income from loans we originate, and through the sale of loan participation interests;

•	increasing our revenue from broker-dealer related services by offering a full array of wealth management products and services, including the offering of registered investment advisor capabilities;

•

working with credit unions and other CUSOs to serve the needs of their members and owners, expand our own client base, and increase our fee income from broker-dealer services as well as loan servicing and origination fees;

•	substantially increasing the sale of our investor debt securities, thereby enabling the growth of our balance sheet and the generation of new investment capital;

•

managing and strengthening our loan portfolio through aggressive and proactive efforts to resolve problems in our non-performing assets, increasing cash flows from our borrowers and ultimately realizing the benefit of our investments;

•

broadening the number of investors in our investor debt securities and effectively implementing strategies designed to ensure compliance with FINRA’s suitability and regulatory standards for investments made in our debt securities;

•	developing capital funding sources that are not dependent on the sale of mortgage-backed securities or institutional credit facilities; and

•	managing the size and cost structure of our business to match our operating environment and capital funding efforts.

Results of Operations

Nine months ended September 30, 2017 vs. nine months ended September 30, 2016

	Nine months ended		Comparison
	September 30,
	(dollars in thousands)
	2017	2016	$ Difference	% Difference
Interest income:
Interest on loans	$7,014	$6,539	$475	7%
Interest on interest-bearing accounts	37	22	15	68%
Total interest income	7,051	6,561	490	7%
Interest expense:
Borrowings from financial institutions	1,600	1,686	(86)	(5%)
Notes payable	1,805	1,432	373	26%
Total interest expense	3,405	3,118	287	9%
Net interest income	3,646	3,443	203	6%
Provision (credit) for loan losses	180	45	135	300%
Net interest income after provision for loan losses	3,466	3,398	68	2%
Non-interest income
Broker-dealer commissions and fees	735	558	177	32%
Other lending income	328	297	31	10%
Total non-interest income	1,063	855	208	24%
Non-interest expenses:
Salaries and benefits	2,053	2,160	(107)	(5%)
Marketing and promotion	123	108	15	14%
Office operations	1,109	1,121	(12)	(1%)
Foreclosed assets, net	--	(281)	281	(100%)
Legal and accounting	352	403	(51)	(13%)
Total non-interest expenses	3,637	3,511	126	4%
Income (loss) before provision for income taxes	892	742	150	20%
Provision for income taxes	18	17	1	6%
Net income (loss)	$874	$725	$149	21%

During the nine months ended September 30, 2017, we reported net income of $874 thousand, which was an increase of $149 thousand over the first nine months of 2016.  The increase in net income was primarily due to income received from broker dealer commissions and advisory fees and as well as other lending income.  During the first nine months of 2016 and 2017, MP Securities successfully closed several large church and ministry purchases of the Company’s debt securities which generated significant commission income.  While these institutional investments are made on an irregular basis, MP Securities continues to market its products and services in the institutional markets, which should result in a higher volume of sales.  For the nine month period ended September 30, 2016, the Company earned $558 thousand in broker dealer commissions and fees, as compared to $735 thousand for the nine month period ended September 30, 2017.  The increase in earnings  also included a $31 thousand increase in other lending income, which primarily resulted from loan servicing and consulting income.  The Company believes that its net earnings of $874 thousand for the nine months ended September 30, 2017 represents continued improvement in the performance of its mortgage loan investments as well as success in developing other income generating sources from its broker dealer subsidiary, MP Securities.

As compared to the first nine months of 2016, interest income increased by $490 thousand primarily due to an increase in performing mortgage loan assets held in our loan portfolio and an increase in cash balances (see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Net Interest Income and Net Interest Margin” below for additional discussion).  Interest income earned on interest-bearing accounts with other institutions increased mainly due to an increase in cash from the sale of the Company’s investor notes and from loan participation sales.  Total interest income for the nine month period ended September 30, 2017 was $7.0 million, as compared to $6.6 million for the period ended September 30, 2016.

Total interest expense increased by $287 thousand for the period ended September 30, 2017, as compared to the first nine months of 2016 due to a $11.5 million increase in our investor notes.  Note interest expense increased by $373 thousand as our outstanding investor notes payable have increased. Interest expense on our NCUA borrowings decreased by $86 thousand for the period ended September 30, 2017, as compared to the first nine months of 2016 due to regular monthly principal payments made on our borrowings.

For the nine month period ended September 30, 2017, net interest income increased by $203 thousand, or 6%, to $3.6 million, as compared to $3.4 million for the nine month period ended September 30, 2016.  Net interest income after provision for loan losses increased by $68 thousand to $3.47 million for the nine months ended September 30, 2017 as compared to $3.40 million for the nine months ended September 30, 2016.  The primary reason for the increase relates to  the additional growth of the loan portfolio.  In the first nine months of 2016, we recorded $45 thousand in provisions related to general reserves as compared to $180 thousand in general and specific reserves recorded as provisions during the first nine months of 2017.  Over the course of the last two years, the Company has disposed of all of its real estate owned properties and has benefited by an improvement in the performance of its mortgage loan investments.  While the Company’s total impaired loans at September 30, 2017 was $8.4 million, as compared to $8.9 million at December 31, 2016, total past due loans have increased from $7.2 million at December 31, 2016 to $8.5 million at September 30, 2017.  The Company is closely monitoring these past due loans and has appointed portfolio managers to cover distinct geographical regions for the Company’s mortgage loan investments.

The Company had other income of $1.0 million in the first nine months of 2017 due to $735 thousand in advisory fees and commissions earned by MP Securities, and $328 thousand in servicing fee income and other lending income.  Income received from commissions and advisory fees can vary substantially due to the timing of sales of our debt securities to institutional investors, ministries and accredited investors.  Other income generated from lending activities increased by $31 thousand as compared to the first nine months of 2016 as a result of the Master Services Agreement and the Backup Servicer Agreement reached with ECCU in 2016.

Non-interest operating expenses for the nine months ended September 30, 2017 increased by $126 thousand to $3.6 million as compared to the same period ended September 30, 2016, an increase of 4%.  During the nine month period ended September 30, 2016, the Company generated $278 thousand in income received from foreclosed assets which was offset against non-interest expense.  This gain was a non-recurring event.  For the nine months ended September 30, 2017, the Company has been able to achieve cost savings in its office operations and operating expenses as expenses for salaries and benefits have declined by 5%,  office operation expenses by 1% and professional expenses by 13%, as compared to 2016. Marketing and promotion expenses increased by 14% during that same timeframe.    The Company’s salaries and benefit expense for the nine month period ended September 30, 2017 takes into account bonuses for staff and management for the year ended December 31, 2017, to be determined and awarded based upon the Company’s financial performance for the year as well as individual employee performance relative to their role expectations.  The Company continues to closely monitor its expenses and take steps to improve efficiencies of its operations by reviewing its vendor contracts for insurance services, customer and loan management systems and outside vendors in order to improve its profitability.

Net Interest Income and Net Interest Margin

Historically, our earnings have primarily depended upon the difference between the income we receive from interest-earning assets, which consist principally of mortgage loan investments and interest-earning accounts with other financial institutions, and the interest paid on our debt securities and credit facility borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total assets.

The following table provides information, for the periods indicated, on the average amounts outstanding for the major categories of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates on major categories of interest-earning assets and interest-bearing liabilities, and the net interest margin:

	Average Balances and Rates/Yields
	For the Three Months Ended September 30,
	(Dollars in Thousands)
	2017			2016
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning accounts with other financial institutions	$14,672	$11	0.30%	$16,066	$7	0.18%
Interest-earning loans [1]	135,009	2,393	7.03%	126,369	2,154	6.76%
Total interest-earning assets	149,681	2,404	6.37%	142,434	2,161	6.02%

Non-interest-earning assets	10,246	--	--%	9,646	--	--%
Total Assets	159,927	2,404	5.96%	152,080	2,161	5.64%

Liabilities:
Public offering notes – Class A	13,759	135	3.89%	20,362	194	3.77%
Public offering notes – Class 1	35,741	326	3.62%	24,303	190	3.11%
Special offering notes	1,281	13	4.03%	1,800	20	4.31%
International notes	--	--	--%	53	1	3.61%
Subordinated notes	5,265	64	4.82%	5,340	63	4.69%
Secured notes	9,839	93	3.75%	2,652	22	3.31%
NCUA borrowings	83,511	531	2.52%	88,044	560	2.53%

Total interest-bearing liabilities	$149,396	1,162	3.09%	$142,555	1,050	2.92%

Net interest income		$1,242			1,111
Net interest margin [2]			3.29%			3.10%

[1] Loans are net of deferred fees and before the allowance for loan losses

[2] Net interest margin is equal to net interest income as a percentage of average interest-earning assets.

Average interest-earning assets increased to $149.7 million during the three months ended September 30, 2017, from $142.4 million during the same period in 2016, an increase of $7.3 million. The average yield on these assets was 6.37%

for the three months ended September 30, 2017 as compared to 6.02% for the three months ended September 30, 2016. The Company’s average yield on interest earning cash investments increased from .18% to .30% for the  three months ending September 30, 2017, as compared to the three months ended September 30, 2016.  Our average yield rate on our mortgage loan investments increased from 6.76% for the three months ended September 30, 2016 to 7.03% for the three months ended September 30, 2017.  This increase is due, in part, to a higher concentration of construction loans that were originated.  In addition, we sold $2.7 million in loan participations during the quarter ended September 30, 2017.  Due to a decline in loan participation sales, we recognized less amortization and deferred loan fees and costs during the quarter ended September 30, 2017.  Average non-interest earning assets increased to $10.2 million for the three months ended September 30, 2017 from $9.6 million for the quarter ended September 30, 2016.  This increase is primarily due to disposing of all of our foreclosed assets as of June 30,  2016, as well refinancing one of our impaired loans that allowed us to reclassify that loan as a performing loan.  Non-performing assets decreased from $11.8 million at September 30, 2016 to $8.7 million at September 30, 2017.

Average interest-bearing liabilities, consisting of notes payable and borrowings from financial institutions, increased to $149.4 million during the three months ended September 30, 2017, from $142.6 million during the same period in 2016 as we have increased our investor note sales over the last year. The average rate paid on these liabilities increased from 2.92% to 3.09% for the three months ended September 30, 2017 as the underlying base rates on the investor notes have increased over the previous 12 months, which has increased the average rates paid on our Class 1 Notes from 3.11% to 3.62%.

Net interest income for the three months ended September 30, 2017 was $1.24 million, which was an increase of $124 thousand, or 12%, for the same period in 2016.  Net interest margin increased 18 basis points to 3.29% for the quarter ended September 30, 2017, compared to 3.10% for the quarter ended September 30, 2016.

	Average Balances and Rates/Yields
	For the Nine Months Ended September 30,
	(Dollars in Thousands)
	2017			2016
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning accounts with other financial institutions	$15,811	$37	0.32%	$14,667	$22	0.20%
Interest-earning loans [1]	134,802	7,014	6.96%	126,931	6,539	6.89%
Total interest-earning assets	150,613	7,052	6.26%	141,598	6,561	6.19%

Non-interest-earning assets	10,257	--	--%	10,328	--	--
Total Assets	160,870	7,052	5.86%	151,925	6,561	5.77%

Liabilities:
Public offering notes – Class A	15,240	434	3.81%	22,476	631	3.75%
Public offering notes – Class 1	35,154	907	3.45%	22,231	513	3.09%
Special offering notes	1,616	51	4.22%	1,972	62	4.18%
International notes	15	--	--%	53	1	3.62%
Subordinated notes	5,221	186	4.76%	4,539	165	4.87%

Secured notes	8,834	227	3.44%	2,407	60	3.33%
NCUA borrowings	84,701	1,600	2.53%	88,971	1,686	2.53%

Total interest-bearing liabilities	$150,781	3,405	3.02%	$142,649	3,118	2.92%

Net interest income		$3,646			3,443
Net interest margin [2]			3.24%			3.25%

[1] Loans are net of deferred fees and before the allowance for loan losses

[2] Net interest margin is equal to net interest income as a percentage of average interest-earning assets.

Average interest-earning assets increased to $150.6 million during the nine months ended September 30, 2017, from $141.5 million during the same period in 2016, an increase of $9.10 million. The average yield on these assets was 6.26% for the nine months ended September 30, 2017 as compared to 6.19% for the nine months ended September 30, 2016. The average yield increase is due to several factors.  One reason is that our cash, which earns interest at a rate of 0.32%, comprises a higher portion of our interest earning assets than it did during the first nine months of 2016.  Another factor is that the weighted average rate of our loan portfolio has increased slightly from 6.89% at  September 30, 2016 to 6.96% at September 30, 2017.   In addition, the Company’s new loan originations included several construction loans during this period, which earn a higher loan yield.

Average non-interest earning assets decreased to $10.2 million for the nine months ended September 30, 2017 from $10.3 million for the nine month period ended September 30, 2016.  This decrease is nominal for the comparative timeframe. Non-performing assets decreased from $11.8 million at September 30, 2016 to $8.7 million at September 30, 2017.

Average interest-bearing liabilities, consisting of notes payable and borrowings from financial institutions, increased to $150.8 million during the nine months ended September 30, 2017, from $142.6 million during the same period in 2016 as we have increased our investor note sales over the last year. The average rate paid on these liabilities increased from 2.92% to 3.02% for the nine months ended September 30, 2017 as the underlying base rates on the notes have increased over the previous 12 months, which has increased the average rates paid on our Class 1 Notes from 3.09% to 3.45%.

Net interest income for the nine months ended September 30, 2017 was $3.6 million, which was an increase of $204 thousand, or 5.9%, for the same period in 2016.  Net interest margin decreased one basis points to 3.24% for the nine month period ended September 30, 2017, compared to 3.25% for the quarter ended September 30, 2016.

Rate/Volume Analysis of Net Interest Income

	Nine Months Ended September 30, 2017 vs. 2016
	Increase (Decrease) Due to Change in
	Volume	Rate	Total
	(Dollars in Thousands)

Increase (Decrease) in Interest Income:
Interest-earning account with other financial institutions	$2	$14	$16
Total loans	405	70	475
	407	84	491

Increase (Decrease) in Interest Expense:

Public offering notes – Class A	(203)	7	(196)
Public offering notes – Alpha Class	298	96	394
Special offering notes	(11)	-	(11)
International notes	(1)	-	(1)
Subordinated notes	25	(4)	21
Secured notes	160	7	167
NCUA borrowings	(86)	-	(86)
	182	106	288
Change in net interest income	$225	$(22)	$203

Financial Condition

Analysis of Financial Condition at September 30, 2017 and December 31, 2016

			Comparison
	2017	2016	$ Difference	% Difference
	(Unaudited)	(Audited)
	(dollars in thousands)
Assets:
Cash	$8,537	$9,683	$(1,146)	(12%)
Pledged cash	--	600	(600)	(100%)
Loans receivable, net of allowance for loan losses of $2,015 and $1,875 as of September 30, 2017 and December 31, 2016, respectively	149,955	144,264	5,691	4%
Accrued interest receivable	693	657	36	5%
Investments	897	892	5	1%
Property and equipment, net	109	115	(6)	(5%)
Other assets	700	427	273	64%
Total assets	$160,891	$156,638	$4,253	3%
Liabilities and members’ equity
Liabilities:
NCUA borrowings	$82,712	$86,326	$(3,614)	(4%)
Notes payable, net of debt issuance costs of $57 and $78 as of September 30, 2017 and December 31, 2016, respectively	67,037	60,479	6,558	11%
Accrued interest payable	195	173	22	13%
Borrower deposits	895	117	178	152%
Other liabilities	617	736	-119	-16%
Total liabilities	151,456	147,831	3,625	2%
Members' Equity:
Series A preferred units	11,715	11,715	--	--%
Class A common units	1,509	1,509	--	0%
Accumulated deficit	(3,789)	(4,417)	628	(14%)

Total members' equity	9,435	8,807	628	7%
Total liabilities and members' equity	$160,891	$156,638	$4,253	3%

General.  Total assets increased by $4.3 million, or 3%, between December 31, 2016 and September 30, 2017.  This increase was primarily due to an increase in loans receivable.

During the nine month period ended September 30, 2017, we sold $15.3 million in new investor notes, which helped increase our investor notes payable balance by a net of $6.56 million.  We also sold $9.3 million in loan participations.  We funded $27.5 million in loans during the first nine months of 2017, thereby utilizing some of our cash reserves to originate and fund new loans throughout 2017 and reduce cash as a portion of our assets while continuing to maintain adequate liquidity.

Our portfolio consists entirely of loans made to evangelical churches, Christian schools and ministries.  Approximately 99% of these loans are secured by real estate, while four loans that represent less than 1% of our loans are unsecured.  The loans in our portfolio carried a weighted average interest rate of 6.32% at September 30, 2017 and 6.28% at December 31, 2016.

Non-performing Assets.  Non-performing loans include non-accrual loans, loans 90 days or more past due and still accruing, restructured loans, and other impaired loans where the net present value of estimated future cash flows is lower than the outstanding principal balance.  Non-accrual loans represent loans on which interest accruals have been discontinued.  Restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress. Non-performing loans are closely monitored on an ongoing basis as part of our loan review and work-out process.  The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows.  The following is a summary of the recorded balance of our nonperforming loans (dollars in thousands) as of September 30, 2017, December 31, 2016 and September 30, 2016:

	September 30,	December 31,	September 30,
	2017	2016	2016

Impaired loans with an allowance for loan loss	$4,068	$4,327	$9,680
Impaired loans without an allowance for loan loss	4,294	4,551	1,723
Total impaired loans	$8,362	$8,878	$11,403

Allowance for loan losses related to impaired loans	$1,165	$1,072	$1,190
Total non-accrual loans	$8,362	$8,878	$8,344
Total loans past due 90 days or more and still accruing	$--	$--	$--

Some non-accrual loans are considered collateral dependent.  These are defined as loans where the repayment of principal will involve the sale or operation of collateral securing the loan.  For collateral dependent loans, any payment of interest we receive is recorded against principal.  As a result, interest income is not recognized until the loan is no longer considered impaired. For non-accrual loans that are not considered collateral dependent, we do not accrue interest income, but we recognize income on a cash basis.  We had ten nonaccrual loans as of September 30, 2017 and December 31, 2016.

We did not restructure or change the classification of any of our impaired loans during the nine months ended September 30, 2017.  During 2016, we were able to reclassify one of our impaired loans as performing when we refinanced the loan at a market rate and determined that the financial performance of the borrower warranted such a classification.  This reclassification is the primary factor behind the decrease in impaired loan balances from $11.4 million at September 30, 2016 to $8.4 million September 30, 2017.

The following table presents our non-performing assets:

Non-performing Assets
($ in thousands)
	September 30, 2017	December 31, 2016

Non-Performing Loans:[1]

Collateral Dependent:
Delinquencies over 90-Days	$1,752	$233
Troubled Debt Restructurings[2]	--	6,544
Other Impaired Loans	5,126	453
Total Collateral Dependent Loans	6,878	7,230

Non-Collateral Dependent:
Delinquencies over 90-Days	--	--
Troubled Debt Restructurings	1,484	1,648
Total Non-Collateral Dependent Loans	1,484	1,648

Loans 90 Days past due and still accruing	--	--

Total Non-Performing Loans	8,362	8,878
Foreclosed Assets[3]	--	--
Total Non-performing Assets	$8,362	$8,878

[1] These loans are presented at the balance of unpaid principal less interest payments recorded against principal
[2] Includes $1.1 million of restructured loans that were over 90 days delinquent as of December 31, 2016.
[3] Foreclosed assets are presented net of any valuation allowances taken against the assets.

At September 30, 2017 and December 31, 2016, we had nine restructured loans that were on non-accrual status.  Three of these loans were over 90 days delinquent at September 30, 2017.  In addition, we had one collateral dependent loan that has not been restructured that is also on non-accrual status.

Allowance for Loan Losses.  We maintain an allowance for loan losses that we consider adequate to cover both the inherent risk of loss associated with the loan portfolio as well as the risk associated with specific loans that we have identified as having a significant chance of resulting in loss.

Allowances taken to address the inherent risk of loss in the loan portfolio are considered general reserves.  We include various factors in our analysis. These are weighted based on the level of risk represented and for the potential impact on our portfolio.  These factors include:

•	Changes in lending policies and procedures, including changes in underwriting standards and collection;
•	Changes in national, regional and local economic and business conditions and developments that affect the collectability of the portfolio;
•	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
•	Changes in the value of underlying collateral for collateral-dependent loans;
•	The effect of credit concentrations; and
•	The rate of defaults on loans modified as troubled debt restructurings within the previous twelve months.

In addition, we include additional general reserves for our loans that are collateralized by a junior lien or that are unsecured.  In order to more accurately determine the potential impact these factors have on our portfolio, we segregate our loans into pools based on risk rating when we perform our analysis.  Risk factors are weighted differently depending upon the quality of the loans in the pool.  In general, risk factors are given a higher weighting for lower quality loans, which results in greater general reserves related to these loans.  We evaluate these factors on a quarterly basis to ensure that we have adequately addressed the risk inherent in our loan portfolio.

We also examine our entire loan portfolio regularly to identify individual loans which we believe have a greater risk of loss than is addressed by the general reserves. These are identified by examining delinquency reports, both current and historic, monitoring collateral value, and performing a periodic review of borrower financial statements.  For loans that are collateral dependent, management first determines the value at risk on the investment, defined as the unpaid principal balance, net of discounts, less the collateral value net of estimated costs associated with selling a foreclosed property.  This entire value at risk is reserved.  For impaired loans that are not collateral dependent, management will record an impairment based on the present value of expected future cash flows.  Loans that carry a specific reserve are formally reviewed quarterly, although reserves will be adjusted more frequently if additional information regarding the loan’s status or its underlying collateral is received.

Finally, our allowance for loan losses includes reserves related to troubled debt restructurings.  These reserves are calculated as the difference in the net present value of payment streams between a troubled debt restructuring at its modified terms as compared to its original terms, discounted at the original interest rate on the loan.  These reserves are recorded at the time of the restructuring. The change in the present value of cash flows attributable to the passage of time is reported as interest income.

The process of providing adequate allowance for loan losses involves discretion on the part of management, and as such, losses may differ from current estimates.  We have attempted to maintain the allowance at a level which compensates for losses that may arise from unknown conditions.  The Company’s allowance for loan losses was $2.01 million as of September 30, 2017 and $1.87 million as of December 31, 2016.  This represented 1.31% of our gross loans receivable at September 30, 2017 and 1.27% as of December 31, 2016.

	Allowance for Loan Losses
	as of and for the

	Nine months ended		Year ended
	September 30		December 31,
	2017	2016	2016
Balances:	($ in thousands)
Average total loans outstanding during period	$146,629	$138,186	$140,379
Total loans outstanding at end of the period	$153,801	$142,964	$147,982
Allowance for loan losses:
Balance at the beginning of period	$1,875	$1,785	$1,785
Provision charged to expense	180	45	113
Charge-offs
Wholly-Owned First	40	20	20
Wholly-Owned Junior	--	--	--
Participation First	--	--	--
Participation Junior	--	--	--
Total	40	20	20
Recoveries
Wholly-Owned First	--	--	--
Wholly-Owned Junior	--	--	--
Participation First	--	2	(2)
Participation Junior	--	--	--
Total	--	2	(2)

Net loan charge-offs	40	18	18
Accretion of allowance related to restructured loans	--	5	5

Balance	$2,015	$1,807	$1,875

Ratios:
Net loan charge-offs to average total loans	0.03%	0.01%	0.01%
Provision for loan losses to average total loans[1]	0.12%	0.03%	0.08%
Allowance for loan losses to total loans at the end of the period	1.31%	1.26%	1.27%
Allowance for loan losses to non-performing loans	24.10%	15.85%	21.12%
Net loan charge-offs to allowance for loan losses at the end of the period	1.99%	1.00%	0.96%
Net loan charge-offs to Provision for loan losses[1]	22.22%	40.00%	15.93%

Investments.  At September 30, 2017, we had one investment in a joint venture formed in January 2016 in which our initial investment was $900 thousand. The purpose of the joint venture is to develop and sell property acquired by us as part of a Deed in Lieu of Foreclosure agreement reached with one of our borrowers in 2014.  Our net investment value after accounting for our portion of the net losses of the venture was $897 thousand at September 30, 2017.

NCUA Borrowings.  At September 30, 2017, we had $82.7 million in borrowings from financial institutions.  This represents a decrease of $3.6 million from December 31, 2016.  This decrease is the result of regular monthly payments made on both the MU Credit Facility and the Wescorp Credit Facility Extension.

Notes Payable.  Our investor notes payable consist of debt securities sold under a registered national offering as well as notes sold in private placements.  These investor notes had a balance of $67.0 million at September 30, 2017, which was an increase of $6.6 million from December 31, 2016.  Over the last several years, we have expanded our investor note sale program by building relationships with other financial institutions whereby we can offer our various note products to their clients.  In 2015, we reached networking agreements with both ECCU and ACCU to provide investment advisory services and sell our debt securities to investors they refer to us.  We have also developed relationships with other institutions that have enabled us to sell investor notes in larger amounts.  At the same time, we have continued to build our individual customer base through MP Securities and its staff of sales personnel. Our investor notes payable are presented net of of debt issuance costs, which have decreased from $78 thousand at December 31, 2016 to $57 thousand at September 30, 2017.

Other liabilities.  Our other liabilities include accounts payable to third parties and salaries, bonuses, and commissions payable to our employees.  Our other liabilities decreased by $119 thousand at September 30, 2017, as compared to December 31, 2016, mainly due to less accruals for 2017 employee bonuses, preferred dividends payable to our equity owners, compensation being accrued for our Board of Managers and accrued concessions earned by MP Securities.  Borrower deposits increased $778 thousand for the period ended September 30, 2017, as compared to December 31, 2016, primarily due to funds held for the benefit of one of our ministry borrowers.  In September, 2017, we closed a $6.6 million loan with a ministry borrower which was conditioned upon the borrower meeting a minimum liquidity covenant.  Because the borrower experienced a temporary delay in opening a deposit account with a local credit union prior to the Company’s funding of the $6.6 million loan, the deposit was placed with the Company.  The funds were subsequently disbursed to the borrower’s credit union of record for the Company’s mortgage loan.  As a result, the borrower deposit for this loan is no longer a liability of the Company.

Members’ Equity.  Total members’ equity was $9.4 million at September 30, 2017, which represents an increase of $628 thousand from December 31, 2016.  We paid $246 thousand in dividends to the holders of our Series A Preferred Units, which require quarterly dividend payments.  We are also required to make a payment of 10% of our annual net income after dividends to our Series A Preferred Unit holders. This payment is made in the first quarter of the following year when annual net income has been finalized.  We accrue the income distribution amount throughout the year based on our year-to-date net income.  We did not repurchase or sell any ownership units during the nine months ended September 30, 2017.

Liquidity and Capital Resources

September 30, 2017 vs. September 30, 2016

Maintenance of adequate liquidity requires that sufficient resources be available at all times to meet our cash flow requirements. Desired liquidity may be achieved from both assets and liabilities. Cash, investments in interest-bearing time deposits in other financial institutions, maturing loans, payments of principal and interest on loans and potential loan sales are sources of asset liquidity. Sales of investor notes and access to credit lines also serve as sources of additional liquidity. We follow a liquidity policy that has been approved by our Board of Managers.  The policy sets a minimum liquidity ratio and contains contingency protocol if our liquidity falls below the minimum.  Our liquidity ratio was 11.59% at September 30, 2017, which is above the minimum set by our policy. Also as part of the policy, we review our liquidity position on a regular basis based upon our current position and expected trends of loans and investor notes. Management believes that we maintain adequate sources of liquidity to meet our liquidity needs.  Nevertheless, if we are unable to continue our offering of our publicly offered notes for any reason, we incur sudden withdrawals by multiple investors in our investor notes, a substantial portion of our notes that mature during the next twelve months are not renewed, and we are unable to obtain capital from sales of our mortgage loan assets or other sources, we expect that our business would be materially and adversely affected.

The sale of our debt securities is a significant component in financing our mortgage loan investments.  We have increased our marketing efforts related to the sale of publicly offered debt securities and Secured Notes and we believe that the sale of these notes will enable us to meet its liquidity needs for the near future.

We have also entered into a Loan and Standby Agent Agreement pursuant to a Rule 506 offering to sell $40.0 million of Series 1 Subordinated Capital Notes and we are offering $80 million in our Secured Notes under a private placement memorandum.  By offering the Class 1 Notes and privately placed investor notes, we expect to fund new loans which can either be held for interest income or sold as participations to generate servicing income and gains on loan sales.  The cash from sales will be used to originate additional loan investments or to fund operating activities.

Historically, we have been successful in generating reinvestments by our debt security holders when the notes that they hold mature.  During the nine months ended September 30, 2017, our investors renewed their debt securities investments at a 75% rate, which represented an increase from the 72% renewal rate over the nine months ended September 30, 2016.  We have stabilized our note renewal rate as MP Securities has adjusted its marketing efforts to the over-concentration of investment limitation restrictions placed on the sale of our investor notes.  New advisors MP Securities hired over the last several years has also enabled us to increase our client base, which has in turn increased our investor note sales.

The net decrease in cash during the nine months ended September 30, 2017 was $1.7 million, as compared to a net decrease of $605 thousand for the nine months ended September 30, 2016.  Net cash provided by operating activities totaled $1.0 million for the nine months ended September 30, 2017, as compared to net cash provided by operating activities of $52 thousand for the same period in 2016. This increase in cash provided by operating activities is attributable primarily to the timing of the release of borrower deposits and a large portion of income from the prior year that was attributable to gains on the sale of foreclosed assets.

Net cash used by investing activities totaled $5.4 million during the nine months ended September 30, 2017, as compared to $3.3 million used during the nine months ended September 30, 2016, a decrease in cash used of $2.1 million. The decrease in cash used is primarily due to not selling any foreclosed assets in 2017.  We anticipate using additional cash in investing activities throughout the remainder of 2017 to fund loan originations.

Net cash provided by financing activities totaled $2.6 million for the nine month period ended September 30, 2017, a decrease in cash provided of $55 thousand from $2.7 million provided by financing activities during the nine months ended September 30, 2016. This difference is primarily attributable to an increase in sales of our investor notes payable. We sold a net of $6.5 million in investor notes during the first three quarters of 2017 compared to net sales of $5.7 million in investor notes during the same period in 2016.

At September 30, 2017, our cash, which includes cash reserves and cash available for investment in mortgage loans, was $8.5 million, a decrease of $1.7 million from $10.2 million at December 31, 2016.

Analysis of the Years Ended December 31, 2016 and 2015

The following discussion regarding our financial statements should be read in conjunction with the financial statements and notes thereto included in this prospectus beginning at page F-41.

Financial Condition

We obtain funds for our mortgage loan investments from the sale of our debt securities, which are sold primarily to investors who are in or associated with the Christian community, including individuals, ministries and organizations associated with evangelical churches and their governing associations. We also have relied upon credit facilities with institutional lenders to increase the size of our balance sheet, improve our earnings and purchase mortgage loan assets.

Our total assets as of December 31, 2016 increased to $156.6 million, as compared to $149.0 million at December 31, 2015.  Our total liabilities were $147.8 million at December 31, 2016, as compared to $140.9 million at December 31, 2015.

The following table sets forth selected measures of our financial performance for the years ended December 31, 2016 and 2015, respectively (dollars in thousands):

	2016	2015

Total income	$9,913	$8,886
Provision (credit) for loan losses	113	(524)
Credit for losses on foreclosed assets	(6)	(11)
Net income	922	357
Total assets	156,638	149,144
Borrowings from financial institutions	86,326	90,237
Notes payable	60,479	49,915
Total equity	8,807	8,158

2016 Developments

Performance of Loan Portfolio.  With the increased liquidity provided to us through note sales, loan sales, and the sale of foreclosed assets, we originated $42.7 million in net loans during the year and rolled over $3.7 million of mortgage loans that matured in 2016.  Our average outstanding loan balance for 2016 was $140.4 million, up from $131.9 million for the year ended December 31, 2015.

As part of our strategic decision to reposition our loan portfolio, we have continued to focus on originating lower balance loans made to ministries where we can achieve more favorable yields and avoid deteriorating our margins while reducing overall risk exposure to any one borrower.  However, we also have originated larger loans when we are able to find participants to purchase a participation interest in the loan.  This generates servicing fee income while allowing us to minimize our risk exposure on the loan. We believe we have found a good mix in loan size that allows us to take advantage of quality lending opportunities. Our average net loan balance decreased from $928 thousand at December 31, 2015 to $919 thousand at December 31, 2016.  In addition, over the past few years, we have substantially expanded our relationships with credit unions throughout the United States and believe these relationships will enable us to increase the amount of loan participation interests we sell and service for others.

The careful management of our mortgage portfolio, especially in regard to our impaired loans, has helped us stabilize our delinquency ratio to under 1% of our loan portfolio.  Our delinquency ratio at December 31, 2016 was 0.9%, as compared to 0.78% at December 31, 2015.  As further evidence of improving conditions of our loan portfolio, our investment in non-performing loans has decreased from $11.9 million at December 31, 2015 to $8.9 million at December 31, 2016. We have several borrowers whose financial conditions required restructuring of their loans; and we performed one of these restructures in 2016.  We had two loans default during 2016 that were not considered impaired loans in prior years and were not restructured.  We attempt to manage these loans in such a way to avoid foreclosure and minimize losses. This careful management resulted in one previously impaired loan being restored to performing status during the year.

Foreclosed Asset Transactions.  ECCU reached a selling agreement in December 2015 to sell one of our remaining properties in Palm Beach County, Florida in which we held an ownership interest.  The price agreed upon allowed us to reduce our valuation allowance on that property by $271 thousand.  The sale transaction closed in March 2016 and we recognized $55 thousand as a gain on sale.  ECCU also reached an agreement to sell another of the properties in which we owned an interest in a real estate owned asset in Fort Worth, Texas.  This sale closed in March, 2016 and we recognized a gain of $223 thousand on the sale of this property.

In January 2016, we completed a transaction to transfer interest of a parcel of vacant land in Santa Clarita, California to a joint venture. This property was a foreclosed asset.  See “Item 2, Properties”.  Our initial investment in the joint venture was $900 thousand, which was equal to the net investment we carried in the property at December 31, 2015.  Due to operating costs of the joint venture, our investment is now valued at $892 thousand.  After performing an evaluation of the venture, we have concluded that it is not impaired.

In June 2016, we disposed of the final real estate foreclosed asset on our balance sheet when ECCU reached an agreement to sell a property in which we owned an interest.  This property had been written off entirely, and we did not earn any gain on sale as a result of this transaction.

As of December 31, 2016 and as of the date of this Prospectus, we do not own any foreclosed assets.

Enhancing our Capital Funding Sources.  Since the credit crisis of 2008, we have not been able to find a replacement for our institutional credit facilities.  While the refinancing transactions we entered into on November 4, 2011 with the NCUA to amend our Members United and WesCorp credit facilities, including the subsequent amendments thereto, have significantly contributed to our return to sustained profitability, these refinancing transactions are not sources of new funding and do not provide the resources we need to grow our business.

We believe that we have created the capacity to originate, underwrite and service a larger quantity of mortgage loans and have developed new relationships that will enable us to sell loan participations and effectively leverage our capital assets in a profitable manner.  During 2016, we continued our loan participation sales strategy and closed $14.3 million in loan participation sales for the year.  Due to high cash balances at certain points during the year, we only pursued participation sales opportunities during periods where cash was needed to originate new loans or to ensure liquidity standards were maintained.  Assuming our liquidity sources of capital remain intact, we intend to continue to utilize existing relationships with other credit unions and CUSOs to sell as much as 90% of qualifying loans we originate and use these funds to originate additional loans.

Since the middle of 2015, the main source of our capital funding has been through MP Securities’ sale of our investor notes through various securities offerings.  In January 2015, we registered $80 million of our Class 1 Notes pursuant to a Registration Statement filed with the SEC.  With this new Registration Statement, the Class 1A Notes will replace our Class A Notes.  On January 15, 2015, we also began to sell our Secured Investment Notes pursuant to a private placement memorandum under the provisions of Rule 506 promulgated under the Securities Act of 1933, as amended.  The sustained success of our note program is also due in part to networking agreements reached with ECCU and ACCU during the last half of 2015. Through these agreements and by offering a number of different products through our public and private placement offerings, we believe we have developed a viable program to offer debt securities for purchase by individuals, churches, institutional investors, and IRA investments to an expanded group of potential investors.  During 2016, MP Securities sold $28.9 million of our publicly and privately offered debt securities, $22.1 million of which represented new investments rather than repurchases of notes using maturing note principal.

We will continue to rely heavily on investor note sales and supplement funds received from those sales with sales of participation interests in our mortgage loan investments.  Due to our positive earnings and improved financial health over the last two years, we are pursuing the possibility of utilizing short-term credit facilities for immediate cash needs to originate loans or maintain liquidity

Diversify Our Revenue Sources.  Since inception, our primary source of revenue has come from the net interest margin we earn on our mortgage loan investments.  After the financial crisis of 2008 and a resulting lack of liquidity in credit markets, we deleveraged our balance sheet, which reduced the net interest income we receive on our investments.  In response to these developments, over the past several years we have undertaken efforts to expand the scope of revenue generating services we offer in an effort to make us less dependent on a favorable net interest rate margin from our mortgage loan investments to make the Company less susceptible to unfavorable changes in interest rates.  Because we possess the capability to service our own loans, we have significantly increased the portion of our wholly-owned loan portfolio that we service ourselves, thereby reducing the costs of third party servicers and increasing net interest earned on those loans.  We also use our servicing capabilities to service loan participations for others.  We sold $14.3 million in loans to credit unions and other investors during 2016.  These sales generated $135 thousand in gains during the year, and combined with other participations that we service, helped to generate $146 thousand in servicing fee income.  As of December 31, 2016, we service $39.9 million in loan participations for investors.

In 2011, our wholly-owned subsidiary, MP Securities, was registered under the Securities Exchange Act of 1934 and was approved for membership by FINRA.  In the first quarter of 2012, MP Securities launched its broker-dealer operations and began its efforts to develop a sales force of registered representatives dedicated to the distribution of our debt securities.  Effective as of September 24, 2012, MP Securities received approval to sell our Class A Notes offered under a Registration Statement that was declared effective by the SEC on October 11, 2012.  In March of 2013, MP Securities began selling our Series 1 Subordinated Capital Notes and 2013 International Notes in private offerings, thus opening up additional securities products to enable us to reduce the dependence on institutional credit facilities.  In January 2015, MPS received approval to sell our Class 1 Notes offered under a Registration Statement that was declared effective by the SEC on January 6, 2015.

On July 11, 2013, MP Securities executed a new Membership Agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm and expand the brokerage activities and types of investment products which can be sold.  In addition, on July 11, 2013, the State of California granted its approval for MP Securities to provide registered investment advisory services.  Finally, on September 26, 2013, MP Securities entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (RBC Dain) thereby enabling it to open brokerage accounts for its customers.  This enables MP Securities to offer a broad scope of investment products to better serve the Company’s clients and customers.  In March of 2013, the State of California approved the formation of a dba, Ministry Partners Insurance Agency which now enables the Company to sell a variety of insurance products.

During the past several years, we have expended substantial resources and capital to broaden the sources of capital it relies on to fund its operations and enhance its ability to generate non-interest earning revenue sources.  Undertaking this task has required us to meet and satisfy various regulatory approvals and licensing requirements.  With the expansion of our Membership Agreement as approved by FINRA, approval as a California registered investment advisory firm, formation and approval of a California insurance agency and entering into a clearing firm arrangement with RBC Dain, we have obtained the necessary approvals that will enable us to recruit qualified and profitable investment advisers and increase the number of clients, ministries and households we serve.  An intended byproduct of this approach will be to increase funding through sales of our debt securities, reduce our dependency on large credit facilities provided by institutional lenders, enhance our liquidity and funding capabilities, and gain greater control over our asset / liability management process.

MP Securities has also entered into networking agreements with our largest equity owner, ECCU, and with ACCU, a Glendora, California-based credit union, to provide investment services, insurance services, and financial planning assistance to their members.  As part of this arrangement, MP Securities remits a portion of the gross commission received on any transactions consummated to ECCU or ACCU as a result of the products purchased through MP Securities.  By entering into these networking agreements, MP Securities has been able to expand its client base, offer non-proprietary products and services to the credit unions it serves and their members and generate fee income.

By increasing the scope of the services it can offer and entering into networking arrangements with credit unions, MP Securities has been able to recruit a sales force of registered representatives dedicated to managing our clients’ wealth in a manner consistent with the principles of Biblical stewardship, and act as a selling agent in the distribution of our debt securities.  In 2016, MP Securities’ marketing and sales efforts resulted in an increase in fee and commission revenue for 2016 of $161 thousand as compared to 2015.  If MP Securities continues to successfully implement its strategy, we will be able to (i) strengthen the profitability of our core operations; (ii) grow our balance sheet and ramp up the origination of profitable mortgage loans; (iii) introduce new clients to our proprietary investment products and address the challenges we faced with the overconcentration and suitability standards imposed on the sale of our publicly offered debt securities by regulatory authorities; (iv) increase fee income from assets under management; (v) improve client and investor retention and the renewal rate of our debt securities investors; and (vi) leverage the experience and intellectual capital of our management team through increased loan origination fees and servicing income.

Significant Accounting Estimates and Critical Accounting Policies

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. On an on‑going basis, we evaluate these estimates, including those related to the allowance for loan losses, and estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under conditions different from our assumptions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Valuation of Loans

All of our loans are held for investment and are carried at their recorded balance, less an allowance for loan losses and loan discount, and adjusted for deferred loan fees and costs.  We defer loan origination fees and costs and recognize those amounts as an adjustment to the related loan yield on the asset using the interest method.  Loan discounts reflect an offset against accrued interest that has been added to a loan balance under a restructuring arrangement.  They also represent the difference between the purchase price of a loan and the loan balance when a loan is purchased at a discount.  Loan discounts are accreted to interest income as a yield adjustment using the interest method.  Loan discounts on impaired loans are not accreted into income until repayment of the loan is reasonably assured.

Allowance for Loan Losses

Determining an appropriate allowance for loan losses involves a significant degree of estimation and judgment. The process of estimating the allowance for loan losses may result in either a specific amount representing the impairment estimate or a range of possible amounts. We accrue a loss when it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated.  A loss is recorded when the outstanding balance of an impaired loan is greater than either 1) the value of the underlying collateral less estimated selling costs for collateral-dependent loans, or 2) the present value of expected cash flows for non-collateral-dependent impaired loans.

When management concludes that a loan is uncollectible, a loan loss is charged against our allowance for loan losses.  If there are subsequent recoveries, we credit such amounts to the allowance.  We recognize the amount that is the best estimate within the estimated range of loan losses. The determination of an amount within the calculated range of losses is in recognition of the fact that historical charge-off experience, without adjustment, may not be representative of current impairment of the current portfolio of loans because of changed circumstances. Such changes may relate to changes in the age of loans in the portfolio, changes in the creditor’s underwriting standards, changes in economic conditions affecting borrowers in a geographic region, or changes in the business climate in a particular industry.

Management regularly evaluates our allowance for loan losses based upon our periodic review of the collectability of the loans, historical experience, nature and volume of our loan portfolio, adverse situations that may affect the borrower’s ability to repay, value of the collateral and prevailing economic conditions.  Similarly, management regularly evaluates our allowance for losses on foreclosed assets based on the appraisal value of the asset, the listing price of the property when it is offered for sale, offers made by potential purchasers of the property, potential costs involved in selling the property, the sales price of similar properties recently sold in the surrounding area, and any other information that might affect the value of the asset.  Since evaluations of this nature are inherently subjective, we may have to adjust our allowance for loan losses or our allowance for losses on foreclosed assets as conditions change and new information becomes available.

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (vii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The guidance requires companies to apply the requirements in the year of adoption, through cumulative adjustment while the guidance related to equity securities without readily determinable fair values, should be applied prospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet, the new ASU 2016-02 will require both types of leases to be recognized on the balance sheet. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The guidance requires companies to apply the requirements in the year of adoption using a modified retrospective approach. We are currently evaluating the potential impact of the pending adoption of ASU 2016-02 on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The guidance requires companies to apply the requirements in the year of adoption through cumulative adjustment with some aspects of the update requiring a prospective transition approach. We are currently evaluating the potential impact of the pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force).” ASU 2016-15 is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 addresses eight classification issues related to the statement of cash flows: (i) debt prepayment or debt extinguishment, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method invitees, (vii) beneficial interest in securitizations transactions, and (viii) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The guidance requires companies to apply the requirements retrospectively to all prior periods presented. If it is impracticable for a company to apply ASU 2016-15 retrospectively, requirements may be applied prospectively as of the earliest date practicable. We are currently evaluating the potential impact of the pending adoption of ASU 2016-15 on our consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” which is intended to provide clarification of aspects of the guidance issued in ASU 2014-09. ASU 2016-20 addresses (i) loan guarantee fees, (ii) impairment testing of contract costs, (iii) provisions for losses on construction-type and production-type contracts, and (iv) various disclosures. ASU 2016-20 is effective concurrently with ASU 2014-09 which we are required to adopt in the first quarter of fiscal year 2018. Early adoption is permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. We are currently evaluating the potential impact of the pending adoption of ASU 2016-20 on our consolidated financial statements, and we have not yet identified which transition method will be applied upon adoption.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted for (i) transactions which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance, or (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The guidance requires companies to apply the requirements prospectively. ASU 2017-01 is not expected to have a significant impact on our consolidated financial statements.

For the year ended December 31, 2016, we recognized net income of $922 thousand. Our core business thrived as MP Securities, our broker-dealer subsidiary, was able to significantly increase the sale of our proprietary notes by expanding our individual client base, developing relationships with institutional investors, and utilizing the networking agreements we have in place with ECCU and ACCU to offer wealth management products to their members.  Our lending team was able to use these funds to originate a record amount of loans for the year, increasing our net loan balances by 9% as compared to 2015.  The growth of the key components of our balance sheet was an important contributing factor to the increase in net interest income reported for 2016.

Net income for the year was also bolstered by earnings generated from our non-performing assets.  We continue to closely monitor our loan portfolio very closely and work with borrowers to minimize losses on mortgage loan investments.  We recorded $113 thousand in provisions for credit losses for the year ended December 31, 2016, but this was related to additional general reserves taken as our loan portfolio grew.  We took additional specific reserves against some collateral-dependent loans, but these were offset by recoveries of reserves on other loans as the borrower’s financial situation stabilized or the value of the collateral underlying a collateral-dependent loan increased.  In addition, we sold or transferred all of our remaining foreclosed real estate assets during 2016, recognizing a gain of $278 thousand in gains on sale, and recording $281 thousand in net income from foreclosed real estate assets for the year.  While this is not a source of consistent revenue on which we plan to rely upon in the future, we believe that our asset management strategies can contribute positively to the financial performance of the Company.

Finally, we continue to develop sources of revenue outside our core business.  Our lending and servicing team generated $390 thousand in fee income for the year. We sold additional loans, which generated gains on sale and increased the servicing fee income received from loans in which we have sold participation interests to other credit unions. We also entered into service agreements with ECCU that allows us to use our lending, real estate expertise and relationships with borrowers to generate additional fee income.  MP Securities has continued to expand its business, as it earned $687 thousand in fee income in 2016.

For the year ended December 31, 2016, the primary items affecting our operating performance were the following:

•	an increase in interest income due to a $9.8 million increase in average interest-earning loans as we originated $42.8 million in loans during the year;

•	an increase in average outstanding investor notes of $6.1 million, which provided the cash necessary to fund loans, but also contributed to an increase in interest expense;

•	recording provisions for loan losses of $113 thousand, mainly due to general reserves taken for new loans added to our balance sheet;

•	an increase in non-interest income of $245 thousand due to increases in fees generated by our subsidiary, MP Securities, gains on loan sales, and income from service contracts reached with ECCU;

•	an $86 thousand decrease in salary and benefits expenses for 2016 as compared to 2015, as we recorded $222 thousand in severance expenses as a result of our former CEO’s retirement in 2015;

•

the amendment to our credit facility arrangements reached with the NCUA which increased the amount of monthly payments made on our facilities, but maintained an interest rate of 2.53% and extended the maturity date on the facility from October 2018 to November 2026;

•	the sale or transfer of our remaining foreclosed assets which led to $281 thousand in net income related to these assets, including $278 thousand in gains on sale of these assets; and

•	an increase in marketing and promotion expenses and in operations expenses due to the increased activity of our broker-dealer subsidiary.

We believe that the substantial increase in investor note sales and performance of our lending team in originating new loans and successfully managing the disposition of our real estate assets were the key drivers behind the Company’s positive earnings achieved in 2016.  In addition, MP Securities contributed to our earnings through the sale of other financial products and by providing investment advisory services which supplemented those core earnings.  In addition, our capacity and capability to service our own loans as well as loans for others allows us to keep our servicing costs down and generate other income.  We have also divested ourselves of a significant portion of our non-performing assets, which should provide cost savings in the future. Our lending team’s experience in handling these assets will continue to be crucial as we look to manage our remaining impaired loans in such a way as to minimize losses and potentially recover previously recorded reserves.

Consolidated Financial Condition and Results of Operations

Our Balance Sheet for the Years Ended December 31, 2016 and 2015

			Comparison
	2016	2015	$ Difference	% Difference
	(Audited)	(Audited)
Assets:
Cash	$9,683	$10,959	$(1,276)	(12%)
Loans receivable, net of allowance for loan losses of $1,875 and $1,785 as of December 31, 2016 and 2015, respectively	144,264	132,932	11,332	9%
Accrued interest receivable	657	545	112	21%
Investments	892	--	892	100%
Property and equipment, net	115	58	57	98%
Foreclosed assets, net	--	3,486	(3,486)	(100%)
Other assets	427	356	71	20%
Total assets	$156,638	$149,022	$7,702	5%
Liabilities and members’ equity
Liabilities:
NCUA credit facilities	$86,326	$90,237	$(3,911)	(4%)
Notes payable, net of debt issuance costs	60,479	49,793	10,686	21%
Accrued interest payable	173	141	32	23%
Other liabilities	853	693	160	23%
Total liabilities	147,831	140,864	6,967	5%
Members' equity:
Series A preferred units	11,715	11,715	--	--%
Class A common units	1,509	1,509	--	--%
Accumulated deficit	(4,417)	(5,066)	649	(13%)
Total members' equity	8,807	8,158	649	8%
Total liabilities and members' equity	$156,638	$149,022	$7,616	5%

General.  The $7.6 million increase in total assets at December 31, 2016, as compared to December 31, 2015 is due primarily to an increase in loans receivable.  Our investor notes payable increased by $10.7 million during the year.  By increasing the sale of investor notes, we generated enough cash to originate $42.7 million in loans during the year.  The $42.7 million in new loan originations is the largest amount of new loans generated by the Company in a single year since its inception.

These originations were offset by $17.4 million in principal payments made towards our loan investments during the year ended December 31, 2016.  Principal payments  made during 2016 included $12.7 million of loans that were paid off and could not be renewed under similar terms.  During 2016, we sold participations in 22 loans to other credit unions and CUSOs for a net of $14.3 million.

Our mortgage loan portfolio consists entirely of loans made to evangelical churches, ministries and Christian schools.  All but four of these loans are secured by real estate collateral, while four loans that represent 0.8% of our portfolio are unsecured.  Our portfolio carried a weighted average interest rate of 6.28% at December 31, 2016 and December 31, 2015.

Non-performing Assets.  Non-performing assets consist of non-accrual loans, restructured loans, and foreclosed assets, which include real estate properties we own.  Non-accrual loans include any loan that becomes 90 days or more past due, loans where terms have been modified in a favorable manner to the borrower due to financial difficulty (“troubled debt restructurings”), and any other loan where management assesses full collectability of principal and interest to be in question.  Once a loan is put on non-accrual status, the balance of any accrued interest is immediately reversed.  Loans past due 90 days or more will not return to accrual status until they become current.  Troubled debt restructurings will not return to accrual status until they perform according their modified payment terms without exception for at least six months.

Some of our non-accrual loans are considered collateral-dependent.  A loan is construed to be collateral-dependent when repayment of principal and interest is expected to come solely from the sale of the property and income received on the underlying collateral.  For impaired collateral-dependent loans, any payment of interest we receive from a borrower is recorded against principal.  As a result, interest income is not recognized until the loan is no longer considered impaired. For non-accrual loans that are not considered to be collateral-dependent, we do not accrue interest income, but we recognize income on a cash basis.

We had ten non-accrual loans with a recorded balance of $8.9 million and eight non-accrual loans with a recorded balance of $8.8 million as of December 31, 2016 and 2015, respectively.  At December 31, 2016, nine of these loans are considered collateral-dependent while one is considered non-collateral dependent.  We had one loan that was considered impaired at December 31, 2015 that we refinanced during 2016.  Due to improved financial conditions of the borrower, we were able to reclassify the loan as a performing loan.

We sold or transferred all of our remaining foreclosed real estate assets during the year ended December 31, 2016 and did not initiate foreclosure proceedings on any additional properties during 2016.  As of December 31, 2016, we have no foreclosed real estate assets.

The following table summarizes our non-performing assets:

Non-performing Assets
($ in thousands)

	December 31, 2016	December 31, 2015

Non-Performing Loans:[1]
Collateral Dependent:
Delinquencies over 90-Days	$233	$--
Troubled Debt Restructurings[2]	6,544	6,951
Other Impaired Loans	453	--
Total Collateral Dependent Loans	7,230	6,951
Non-Collateral Dependent:
Delinquencies over 90-Days	--	--
Troubled Debt Restructurings	1,648	4,941
Total Non-Collateral Dependent Loans	1,648	4,941
Loans 90 Days past due and still accruing	--	--
Total Non-Performing Loans	8,878	11,892
Foreclosed Assets	--	3,486
Total Non-performing Assets	$8,878	$15,378

1 These loans are presented in an amount equal to the unpaid principal less interest payments received which have been recorded against principal.

2 Includes $1.1 million of restructured loans that were over 90 days delinquent as of December 31, 2016 and 2015

At December 31, 2016, the Company held eight restructured loans, all of which were on non-accrual status.  Two of these loans were over 90 days delinquent.  At December 31, 2015, the Company held had nine restructured loans, eight of which were on non-accrual status.  One of these loans was over 90 days delinquent.  For all restructured loans in our portfolio at December 31, 2016, unpaid accrued interest at the time of the loan restructure was added to the principal balance of the loan.  The amount of interest added was also recorded as a loan discount, which did not increase the net loan balance.  In addition, for each of the restructured loans, the interest rate was temporarily decreased and the payments were restructured to a weekly basis from a monthly basis.  Each borrower involved in a troubled debt restructuring was experiencing financial difficulties at the time the loan restructured.

As of December 31, 2015, we held four foreclosed real properties with a net value of $3.5 million, which includes $1.1 million in valuation allowances against the properties.  Effective as of December 31, 2016, all of the Company’s foreclosed properties have been disposed of.

As of December 31, 2016 and 2015, the balances of impaired loans were as follows:

	December 31,	December 31,
	2016	2015

Impaired loans with an allowance for loan loss	$4,327	$10,012
Impaired loans without an allowance for loan loss	4,551	1,880
Total impaired loans	$8,878	$11,892

Allowance for loan losses related to impaired loans	$1,072	$1,115
Total non-accrual loans	$8,878	$8,779
Total loans past due 90 days or more and still accruing	$--	$--

Information regarding interest income recognized on impaired loans for the years ended December 31, 2016 and 2015, is as follows:

	December 31, 2016	December 31, 2015

Average investment in impaired loans	$8,464	$11,348

Interest income recognize on impaired loans	44	261
Interest income recognized on impaired loans attributable to their change in present value	5	22
Total interest income recognized on impaired loans	$49	$283

No additional funds were committed to be advanced in connection with impaired loans as of December 31, 2016.

Allowance for Loan Losses.  We maintain an allowance for loan losses that we consider adequate to cover both the inherent risk of loss associated with the loan portfolio as well as the risk associated with specific loans that we have identified as having a significant chance of resulting in loss.  Allowances taken to address the inherent risk of loss in the loan portfolio are considered general reserves.  We include various factors in our analysis. These are weighted based on the level of risk represented and for the potential impact on our portfolio.  These factors include:

•	Changes in lending policies and procedures, including changes in underwriting standards and collection;
•	Changes in national, regional and local economic and business conditions and developments that affect the collectability of the portfolio;
•	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
•	Changes in the value of underlying collateral for collateral-dependent loans;
•	The effect of credit concentrations; and
•	The rate of defaults on loans modified as troubled debt restructurings within the previous twelve months.

In addition, we include additional general reserves for our loans that are collateralized by a junior lien or that are unsecured.  In order to more accurately determine the potential impact these factors have on our portfolio, we segregate our loans into pools based on risk rating when we perform our analysis.  Risk factors are weighted differently depending upon the quality of the loans in the pool.  In general, risk factors are given a higher weighting for lower quality loans, which results in greater general reserves related to these loans.  We evaluate these factors on a quarterly basis to ensure that we have adequately addressed the risk inherent in our loan portfolio.

We also examine our entire loan portfolio regularly to identify individual loans which we believe have a greater risk of loss than is addressed by general reserves.   These are identified by examining delinquency reports, both current and historic, monitoring collateral value, and performing a periodic review of borrower financial statements.  For loans that are collateral dependent, management first determines the value at risk on the investment, defined as the unpaid principal balance, net of discounts, less the collateral value net of estimated costs associated with selling a foreclosed property.  This entire value at risk is reserved.  For impaired loans that are not collateral dependent, management will record an impairment based on the present value of expected future cash flows.  Loans that carry a specific reserve are formally reviewed quarterly, although reserves will be adjusted more frequently if additional information regarding the loan’s status or its underlying collateral is received.

Finally, our allowance for loan losses includes reserves related to troubled debt restructurings.  These reserves are calculated as the difference in the net present value of payment streams between a troubled debt restructuring at its modified terms as compared to its original terms, discounted at the original interest rate on the loan.  These reserves are recorded at the time of the restructuring. The change in the present value of cash flows attributable to the passage of time is reported as interest income.

During 2016, we made adjustments to the reserves on several of our impaired loans based on changes in the circumstances of the borrower as well as updated collateral valuations of the properties securing our collateral-dependent loans. We were able to refinance one of our non-collateral-dependent loans and reclassify it as a performing loan, which allowed us to recover $135 thousand in specific reserves and transfer $150 thousand in specific reserves to general reserves.  We recorded $370 thousand in additional specific reserves on loans where the estimated value of the collateral decreased, and recovered $236 thousand in reserves on loans where we received favorable collateral valuations from appraisals.  We also recorded $33 thousand in specific reserves on a loan that was classified as collateral-dependent during the year.  We recorded a partial charge-off of $20 thousand according to the terms of a restructured loan agreement we have with a borrower.  We recovered $2 thousand in allowances related to a loan participation charged off in 2015 and we recorded $5 thousand in interest income related to changes in the net present value of non-collateral-dependent impaired loans.

In September 2015, ECCU reached a settlement with a title company in connection with a foreclosure action on a loan in which we held a 64.8% loan participation interest.  As a result of the settlement agreement, we were able to reverse $190 thousand in specific reserves previously recorded on this loan. We also charged off $143 thousand in allowances related to the loan.  After charging it off, we also recovered $20 thousand in foreclosure related costs that were reimbursed.  Due to the performance of the borrower of one of our other impaired loans, we reclassified the loan from collateral-dependent to non-collateral-dependent.  As a result of this reclassification, we changed our reserve method on this loan from using the difference between the discounted collateral value and our investment in the loan to using the difference between the net present value of expected future cash flows on the loan and our investment.  With this change in the method we used to establish a reserve on this loan investment, we were able to record $400 thousand in credits for loan losses previously taken. In addition, we recorded specific reserves on several other loans which we restructured during the year.

The activity in the allowance for loan losses for the years ended December 31, 2016 and 2015 was as follows:

	2016	2015

Balance, beginning of period	$1,785	$2,454
Provision (credit) for loan loss	113	(524)
Chargeoffs	(20)	(143)
Recoveries	2	20
Transfer to loan discount	--	--
Accretion of allowance related to restructured loans	(5)	(22)
Balance, end of period	$1,875	$1,785

The process of providing adequate allowance for loan losses involves management estimates and, as a result, future losses may differ from current estimates.  We have attempted to maintain the allowance at a level which compensates for losses that may arise from unknown conditions.  At December 31, 2016 and December 31, 2015, the allowance for loan losses was $1.9 million and $1.8 million, respectively, which represented 1.27% and 1.31% of our gross loans receivable at those respective dates.

	Allowance for Loan Losses
	as of and for the

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
Balances:	($ in thousands)
Average total loans outstanding during period	$140,379	$131,880
Total loans outstanding at end of the period	$147,982	$136,376
Allowance for loan losses:
Balance at the beginning of period	$1,785	$2,454
Provision (credit) charged to expense	113	(524)
Charge-offs
Wholly-Owned First	20	40
Wholly-Owned Junior	--	--
Participation First	--	103
Participation Junior	--	--
Total	20	143
Recoveries
Wholly-Owned First	--	--
Wholly-Owned Junior	--	--
Participation First	(2)	(20)
Participation Junior	--	--
Total	(2)	(20)

Net loan charge-offs	18	123
Accretion of allowance related to restructured loans	5	22

Balance	$1,875	$1,785

Ratios:
Net loan charge-offs to average total loans	0.01%	0.09%
Provision (credit) for loan losses to average total loans[1]	0.08%	(0.40)%
Allowance for loan losses to total loans at the end of the period	1.27%	1.31%
Allowance for loan losses to non-performing loans	21.12%	15.01%
Net loan charge-offs to allowance for loan losses at the end of the period	0.96%	6.89%
Net loan charge-offs to provision (credit) for loan losses	15.93%	(23.47)%

NCUA Credit Facilities.  The decrease in NCUA credit facilities is the result of $3.9 million in regular monthly payments we made on our NCUA credit facilities. We did not make any additional principal payments during the year.  The remaining balance on these facilities totals $86.3 million and bears interest at a rate of 2.525% pursuant to agreements entered into with the NCUA in November 2011.  In November 2016, we reached an agreement with the NCUA to extend the maturity date of the facilities to November 2026.  For further discussion concerning our borrowings and credit facilities see Item 7, “Credit Facility Borrowings.”

Notes Payable.  Our investor notes payable consist of debt securities sold under publicly offered debt securities offerings as well as notes sold to accredited investors in private offerings.  Sales of the Company’s  notes are now being handled by our wholly-owned subsidiary, MP Securities, which is a broker-dealer firm subject to regulation by FINRA, the SEC and applicable state regulatory authorities.  MP Securities continues to expand its operations and transition into a more diversified financial services firm.  In addition to the networking agreements reached in 2015 with ECCU and ACCU, MP Securities has also developed relationships with institutional investors that are able to purchase larger investments in our debt securities offerings.  As a result of these relationships, investor notes payable increased by $10.7 million during the year ended December 31, 2016.  Notes payable are presented net of debt issuance costs, which represents legal costs incurred in preparing and filing our note prospectuses and investor related disclosure documents.

Members’ Equity.  Total members’ equity increased in 2016 due mainly to our net income of $922 thousand, which was offset by $202 thousand of regular dividend payments and $71 thousand of net profit distributions declared on our Series A Preferred Units. We did not repurchase any ownership units during the years ended December 31, 2016 and 2015.

Results of Operations for the Years Ended December 31, 2016 and December 31, 2015

	Years ended		Comparison
	December 31,

	2016	2015	$ Difference	% Difference
Interest income:
Interest on loans	$8,803	$8,034	$769	10%
Interest on interest-bearing accounts	33	20	13	65%
Total interest income	8,836	8,054	782	10%
Interest expense:
NCUA credit facilities	2,241	2,328	(87)	(4%)
Notes payable	1,969	1,787	182	10%
Total interest expense	4,210	4,115	95	2%
Net interest income	4,626	3,939	687	17%
Provision (credit) for loan losses	113	(524)	637	(122%)
Net interest income after provision for loan losses	4,513	4,463	50	1%
Non-interest income:
Broker-dealer commissions and fees	687	525	162	31%
Other lending income	390	307	83	27%
Total non-interest income	1,077	832	245	29%
Non-interest expenses:
Salaries and benefits	2,785	2,871	(86)	(3%)
Marketing and promotion	131	104	27	26%
Office occupancy	147	143	4	3%
Office operations	1,358	1,292	66	5%
Foreclosed assets, net	(281)	(20)	(261)	1305%
Legal and accounting	506	527	(21)	(4%)
Total non-interest expenses	4,646	4,917	(271)	(6%)
Income (loss) before provision for income taxes	944	378	566	150%
Provision for income taxes and state LLC fees	22	21	1	5%
Net income (loss)	$922	$357	$565	158%

In 2016, we recognized net income of $922 thousand due to several different factors.  As further described below, the most significant factors influencing our consolidated results of operations for the year ended December 31, 2016, as compared to 2015 were:

Increase in Interest Income.  Interest income on our mortgage loan investments increased by 10% in 2016 as compared to 2015.  This is due to the 8% increase in average interest-earning loans as well as additional interest income recognized from accelerated deferred fee amortization when we sold $14.3 million in loan participation interests throughout the year.  Interest income recognized on interest-bearing accounts increased by 65% during the year as we entered into several new banking relationships where we could earn additional interest on the funds maintained in those accounts.

Increase in Net Interest Income.  Interest expense on our borrowings decreased during the year due to principal payments made on our NCUA borrowings. Interest expense on our notes payable increased by $182 thousand for the year ended December 31, 2016.  The average rate paid on our investor notes decreased from 3.70% for the year ended

December 31, 2015 to 3.56% for the year ended December 31, 2016 as our Class A Notes matured and were replaced by investments made in our Class 1 Notes, which bear interest at lower rates. However, this decrease in rates paid on our investor notes was offset by an increase in average notes payable of $6.1 million, or 13.1%, which led to the 10% increase in note payable interest expense.  The $782 thousand increase in interest income combined with the $95 thousand increase in interest expense resulted in a 17% increase in net interest income for the year.

Provisions for Loan Losses.  As described above, we increased several of our specific reserves on collateral-dependent loans, while we were able to reverse reserves on several other loans where the estimated collateral value increased during the year ended December 31, 2016.  The increase in loans receivable also contributed to an increase in general reserves, which generated additional provisions for loan losses.  These factors led to $113 thousand in provisions taken during the year ended December 31, 2016.  Conversely, for the year ended December 31, 2015, we were able to record credits for loan losses of $524 thousand due to a settlement reached on one of our impaired loans as well as the reclassification of one of our collateral-dependent loans to non-collateral-dependent.  Despite the fact that we recorded $637 thousand in additional expense related to provisions in 2016, gains made in our net interest income during the year ended December 31, 2016 resulted in a 1% increase in net interest income after provisions for loan losses.

Improvements in Non-Interest Related Income.  We received other income of $1.1 million for the year ended December 31, 2016 which is an increase of $245 thousand from the year ended December 31, 2015.  This increase in other income is due primarily to gains on the sale of loan participation interests of $86 thousand, as well as agreements reached with ECCU to provide servicing and lending-related services that generated $70 thousand in additional income.  These increases were offset by a decrease in late charges of $46 thousand, as we had received a large, one-time late charge of $48 thousand in 2015.

We also earned $162 thousand in additional income in 2016 related to our broker-dealer subsidiary.  Expanding our client base and utilizing networking agreements with credit unions allowed us to recognize $135 thousand in additional commissions on insurance products and annuities, $53 thousand in additional income on the sale of real estate investment trusts and 401k planning services, and $9 thousand in additional advisory fees.

Decline in Salaries and Benefits Expense.  Salaries and benefits expenses for the year ended December 31, 2016 decreased by $86 thousand from the year ended December 31, 2015, primarily to $222 thousand in salary expense accrued as part of a severance agreement reached with our former President upon his retirement from the Company at the end of 2015.  This decrease was partially offset by an increase in bonuses of $171 thousand paid for the year ended December 31, 2016, as the Board of Managers approved discretionary bonuses for our employees in recognition of the Company’s financial performance for the year.

Increase in Office Operations Expense.  Office operations expenses increased by $70 thousand for the year ended December 31, 2016 as compared to 2015.  Although several factors contributed in small ways to the increase, the largest factor was an $84 thousand increase in fees paid to ACCU and ECCU under the networking agreements that MP Securities entered into with those two credit unions in 2015.

Increase in Net Income from Foreclosed Assets.  Net income from foreclosed assets increased by $261 thousand for the year ended December 31, 2016.  As described above, we disposed of our remaining foreclosed assets during 2016, which had two primary effects.  First, we were able to sell the properties at a higher value than we had recorded them, realizing gains of $278 thousand on two property sales.  Second, our net expenses for the management of foreclosed real estate assets totaled $123 thousand in 2015.  By disposing of the properties early in 2016, we were able to decrease our net expenses paid in the management of foreclosed assets to $4 thousand.

Results of Operations for the Years Ended December 31, 2015 and December 31, 2014

	Years ended		Comparison
	December 31,

	2015	2014	$ Difference	% Difference
Interest income:
Interest on loans	$8,034	$9,044	$(1,010)	(11%)
Interest on interest-bearing accounts	20	42	(22)	(52%)
Total interest income	8,054	9,086	(1,032)	(11%)
Interest expense:
NCUA credit facilities	2,328	2,466	(138)	(6%)
Notes payable	1,787	1,895	(108)	(6%)
Total interest expense	4,115	4,361	(246)	(6%)
Net interest income	3,939	4,725	(786)	(17%)
Provision (credit) for loan losses	(524)	252	(776)	(308%)
Net interest income after provision for loan losses	4,463	4,473	(10)	(0%)
Non-interest income:
Broker-dealer commissions and fees	525	137	388	283%
Other lending income	307	198	109	55%
Total non-interest income	832	335	497	148%
Non-interest expenses:
Salaries and benefits	2,871	2,397	474	20%
Marketing and promotion	104	96	8	8%
Office occupancy	142	143	(1)	(1%)
Office operations	1,293	1,109	184	17%
Foreclosed assets, net	(20)	2,362	(2,382)	(101%)
Legal and accounting	527	584	(57)	(10%)
Total non-interest expenses	4,917	6,691	(1,774)	(27%)
Income (loss) before provision for income taxes	378	(1,883)	2,261	(120%)
Provision for income taxes and state LLC fees	21	12	9	75%
Net income (loss)	$357	$(1,895)	$2,252	(119%)

In 2015, we recognized net income of $357 thousand due in large part to credits taken in our provisions for loan losses.  As further described below, the most significant factors influencing our consolidated results of operations for the year ended December 31, 2015, as compared to 2014 were:

Reduction in Interest Income on Our Mortgage Loan Investments.

Interest income on our mortgage loan investments decreased by 11% in 2015 as compared to 2014.  This is consistent with the 12% decrease in average interest-earning loans from $136.7 million for the year ended December 31, 2014 to $121.0 million for the year ended December 31, 2015.  Although our average balances in interest-bearing accounts with other institutions increased by 72%, the interest income recognized on those accounts decreased by 52% as the rates earned on those accounts decreased.  We moved much of our cash from ECCU to other institutions to avoid concentration risk, but it decreased the yield we earned on our interest-bearing accounts.

Reduction in Net Interest Income.

Interest expense on our borrowings decreased during the year due to principal payments made on our NCUA borrowings and lower rates paid on our debt securities.  While the average balance of our investor notes increased from December 31, 2014 as compared to December 31, 2015, we replaced the Class A Notes as they matured with our new Class 1 Notes, which bear interest at an average of 3.14% compared to 3.82% for the Class A Notes in 2014.  Our average borrowings from financial institutions decreased by $5.4 million as compared to 2014 due to regular principal payments made throughout 2015, as well as $2.5 million of additional principal payments made during 2014.   Despite the 6% reduction in interest expense from 2014, the 11% decrease in interest income resulted in a 17% decrease in net interest income for the year.

Credits in Provisions for Loan Losses.

We reported credits for loan loss provisions of $524 thousand for the year ended December 31, 2015 as compared to provisions of $252 thousand for the year ended December 31, 2014. In 2014, we increased our general reserves by $40 thousand and recorded $465 thousand in specific reserves on an impaired loan.  However, we also reduced some of the specific reserves on other impaired loans as our investment in those loans decreased relative to the collateral value of the properties which served as collateral for the loan.  For 2015, we reversed $190 thousand in provisions previously taken on an impaired loan when ECCU reached a settlement with the title insurance company on a title claim made in connection with a foreclosure action on a mortgage loan in which we held a 64.8% loan participation interest.  We also reversed $400 thousand in loan loss provisions previously taken when we changed the classification of an impaired loan to non-collateral-dependent.  We recorded several small allowances in 2015 on other impaired loans when they were restructured.  Despite the significant credit for loan losses, our reduced net interest income caused our net interest income after provisions to decrease by $10 thousand for the year ended December 31, 2015, as compared to the year ended December 31, 2014.

Improvements in Non-Interest Related Income.

We received other income of $832 thousand in the year ended December 31, 2015 which is an increase of $497 thousand from the year ended December 31, 2014.  We recognized an additional $109 thousand in other lending income in 2015.  While we recognized $21 thousand less in gains on loan sales, we collected an additional $48 thousand in late charges related to one loan, an additional $59 thousand in servicing fees as we increased the number of loan participations we sold, and recording $25 thousand in additional lending fees related mainly to originating loans and extending the maturity date of some of our existing loans when we negotiate a renewal.  We also earned $388 thousand in additional income in 2015 related to our broker-dealer subsidiary.  Adding new sales personnel and utilizing our networking agreements with credit unions allowed us to recognize $252 thousand in additional commissions on insurance products and annuities, $55 thousand in additional advisory fees, and $81 thousand in commissions on transactions involving mutual funds and other investment products.

Decline in Non-Interest Expense.

Our non-interest expenses for the year ended December 31, 2015 decreased by $1.8 million from the year ended December 31, 2014. This is primarily due to the fact that we took $2.4 million in additional provisions for losses on foreclosed assets on one of our properties during 2014.  In 2015, we entered into real estate purchase agreements for several of our real estate owned assets, and as a result, were able to avoid having to report significant expenses on our foreclosed assets in 2015.  Outside of those provisions, non-interest expenses increased by $608 thousand.  Salaries and benefits expenses increased by $474 thousand as we hired five new employees during the year and we accrued $222 thousand in salary and benefits expenses in severance payments to be paid to our former Chief Executive Officer as a result of his retirement.

Reduction in Office, Marketing and Other Expenses.

Marketing expenses stayed fairly consistent as we did not undertake any new marketing projects.  A vast majority of our marketing is done via personal contact by our lending and broker-dealer staff.  Office occupancy expenses were also consistent as we have not added any new offices.  Legal and accounting expenses decreased by $57 thousand as we competed the registration of our Class 1 Notes, and incurred less foreclosure and loan workout related expenses as most of the work on those projects was completed in 2014.  We also incurred less in consulting expenses at MP Securities, as we relied less on outside consultants for compliance matters.

Net Interest Income and Net Interest Margin

Our earnings depend largely upon the difference between the income we receive from interest-earning assets, which are principally mortgage loan investments and interest-earning accounts with other financial institutions, and the interest paid on notes payable and lines of credit. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

The following tables provide information, for the periods indicated, on the average amounts outstanding for the major categories of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates on major categories of interest-earning assets and interest-bearing liabilities, and the net interest margin:

	Average Balances and Rates/Yields
	For the Years Ended December 31,
	(Dollars in Thousands)
	2016			2015
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning accounts with other financial institutions	$14,024	$33	0.24%	$16,323	$20	0.12%
Interest-earning loans [1]	130,725	8,803	6.73%	120,951	8,034	6.64%
Total interest-earning assets	144,749	8,836	6.10%	137,274	8,054	5.87%
Non-interest-earning assets	8,557	--	--	11,918	--
Total Assets	153,306	8,836	5.76%	149,194	8,054	5.40%
Liabilities:
Public offering notes – Class 1	24,769	771	3.11%	6,474	203	3.14%
Public offering notes – Class A	21,242	799	3.76%	33,291	1,246	3.74%
Special offering notes	1,934	81	4.19%	3,252	112	3.44%
International notes	53	2	3.77%	146	4	2.74%
Subordinated notes	4,749	229	4.82%	3,502	166	4.74%
Secured notes	2,637	87	3.30%	1,660	56	3.37%
NCUA credit facilities	88,495	2,241	2.53%	92,191	2,328	2.53%
Total interest-bearing liabilities	$143,879	$4,210	2.93%	$140,516	$4,115	2.93%
Net interest income		$4,626			$3,939
Net interest margin [2]			3.02%			2.64%

[1] Loans are net of deferred fees and before the allowance for loan losses

[2] Net interest margin is equal to net interest income as a percentage of average total assets.

Average interest-earning assets increased to $144.7 million during the year ended December 31, 2016, from $137.3 million, an increase of $7.5 million or 5%. The average yield on these assets increased to 6.10% for the year ended December 31, 2016 as compared to 5.87% for the year ended December 31, 2015.  The yield on interest-earning loans increased to 6.73% from 6.64% due to an increase in loan participation interest sales that resulted in the accelerated amortization of deferred fees.  The weighted average interest rate of the portfolio stayed constant at 6.28%.  The yield on our interest-earning accounts with other financial institutions increased to 0.24% for the year ended December 31, 2016 as compared to 0.12% for the year ended December 31, 2015.  For cash management purposes and in an effort to decrease concentration risk, we have diversified our banking relationships and have placed cash in money market accounts that give us flexibility and earn higher interest rates. This increase in interest earned on cash and the increase in loan sales caused our yield on interest-earning assets to rise in 2016.  Due to the sale of our foreclosed real estate assets, we have decreased our non-interest-earning assets by $3.4 million, which, when combined with the higher yield earned on interest-earning assets, increased the yield on our total assets by 34 basis points from 5.40% for the year ended December 31, 2015 to 5.76% for the year ended December 31, 2016.

Average interest-bearing liabilities, consisting primarily of investor notes and credit facility borrowings, increased to $143.9 million during the year ended December 31, 2016, from $140.5 million during 2015. The average rate paid on these liabilities stayed constant at 2.93% for the years ended December 31, 2016 and 2015. The interest rate on our NCUA borrowings is fixed at 2.525% until the facility matures in 2026.  The weighted average rate paid on our notes decreased from 3.70% to 3.56%, but our notes comprised a larger portion of interest-bearing liabilities during 2016, so the average rate paid on our liabilities remained the same.  As the total amount of our investor notes grow and our NCUA facilities decrease, we anticipate that the average rate paid on these liabilities will increase.  As a result, we are exploring options to reduce the rates paid on our investor note products to adjust to changes in the interest rate environment and our cost of funds.

Net interest income for the year ended December 31, 2016 was $4.6 million, which was an increase of $687 thousand, or 17%, from the prior year. Net interest margin increased from 2.64% for the year ended December 31, 2015 to 3.02% for the year ended December 31, 2016.

	Average Balances and Rates/Yields
	For the Years Ended December 31,
	(Dollars in Thousands)
	2015			2014
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:
Interest-earning accounts with other financial institutions	$16,323	$20	0.12%	$9,467	$42	0.44%
Interest-earning loans [1]	120,951	8,034	6.64%	136,699	9,044	6.62%
Total interest-earning assets	137,274	8,054	5.87%	146,166	9,086	6.22%
Non-interest-earning assets	11,918	--		10,007	--
Total Assets	149,194	8,054	5.40%	156,173	9,086	5.82%
Liabilities:
Public offering notes – Class A	33,291	1,246	3.74%	38,444	1,470	3.82%
Public offering notes – Class 1	6,474	203	3.14%	--	--	--%
Public offering notes – Alpha Class	--	--	--%	31	--	0.65%
Special offering notes	3,252	112	3.44%	3,825	161	4.21%
International notes	146	4	2.74%	377	13	3.45%
Subordinated notes	3,502	166	4.74%	5,049	242	4.79%
Secured notes	1,660	56	3.37%	306	9	2.94%
NCUA credit facilities	92,191	2,328	2.53%	97,638	2,466	2.53%
Total interest-bearing liabilities	$140,516	$4,115	2.93%	$145,670	$4,361	2.99%
Net interest income		$3,939			$4,725
Net interest margin [2]			2.64%			3.03%

[1] Loans are net of deferred fees and before the allowance for loan losses

[2] Net interest margin is equal to net interest income as a percentage of average total assets.

Average interest-earning assets decreased to $137.3 million during the year ended December 31, 2015, from $146.2 million, a decrease of $8.9 million or 6%. The average yield on these assets decreased to 5.87% for the year ended December 31, 2015 as compared to 6.22% for the year ended December 31, 2014.  The yield on interest-earning loans increased to 6.64% from 6.62% due to an increase in the weighted average interest rate of our loan portfolio from 6.28% to 6.33%.  The yield on our interest-earning accounts with other financial institutions decreased to 0.12% for the year ended December 31, 2015 as compared to 0.44% for the year ended December 31, 2014.  For cash management purposes and in an effort to decrease concentration risk, we transferred much of our cash to accounts that produce a lower yield.  In addition, our cash balances comprised a much larger portion of our interest-earning assets in 2015 as we decided to increase our efforts to fund loans in our pipeline in the second half of 2015 after experiencing liquidity issues for much of 2014 and the first six months of 2015.  This shift in cash balances, the comparatively larger proportion of cash, and the decrease in loan yield caused our yield on interest-earning assets to decline.  Due to these factors, the yield on all of our assets decreased by 42 basis points from 5.82% for the year ended December 31, 2014 to 5.40% for the year ended December 31, 2015.

Average interest-bearing liabilities, consisting primarily of investor notes and credit facility borrowings payable, decreased to $140.5 million during the year ended December 31, 2015, from $145.7 million during 2014. The average rate paid on these liabilities decreased to 2.93% for the year ended December 31, 2015, from 2.99% for 2014. The decrease in the rate paid on interest-bearing liabilities was the result of lower interest rates paid on our investor debt securities.  While LIBOR rates steadily increased in 2015, we eliminated a class of notes in our Class 1A Notes offering that paid higher than average rates.  The average rates paid on our notes decreased from 3.82% during the year ended December 31, 2014 to 3.70% for the year ended December 31, 2015. The interest rate on our NCUA borrowings is fixed at 2.525% until the facility matures in 2018.

Net interest income for the year ended December 31, 2015 was $3.9 million, which was a decrease of $786 thousand, or 17%, from the prior year. Net interest margin decreased from 3.03% for the year ended December 31, 2014 to 2.64% for the year ended December 31, 2015.

The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities, the amount of change attributable to changes in average daily balances (volume), changes in interest rates (rate), and changes attributable to both the volume and rate (rate/volume):

Rate/Volume Analysis of Net Interest Income

	Year Ended December 31, 2016 vs. 2015
	Increase (Decrease) Due to Change in
	Volume	Rate	Total
	(Dollars in Thousands)

Increase (Decrease) in Interest Income:
Interest-earning account with other financial institutions	$(3)	$16	$13
Total loans	397	372	769
	394	388	782
Increase (Decrease) in Interest Expense:
Public offering notes – Class A	570	(2)	568
Public offering notes – Class 1A	(453)	6	(447)
Special offering notes	(51)	20	(31)
International notes	(4)	2	(2)
Subordinated notes	60	3	63
Secured notes	32	(1)	31
NCUA credit facilities	(93)	6	(87)
	61	34	95
Change in net interest income	$333	$354	$687

Rate/Volume Analysis of Net Interest Income

	Year Ended December 31, 2015 vs. 2014
	Increase (Decrease) Due to Change in
	Volume	Rate	Total
	(Dollars in Thousands)

Increase (Decrease) in Interest Income:
Interest-earning account with other financial institutions	$19	$(41)	$(22)
Total loans	(839)	(171)	(1,010)
	(820)	(212)	(1,032)
Increase (Decrease) in Interest Expense:
Public offering notes – Class A	(193)	(31)	(224)
Public offering notes – Alpha Class	203	--	203
Special offering notes	(22)	(27)	(49)
International notes	(7)	(2)	(9)
Subordinated notes	(73)	(3)	(76)
Secured notes	46	1	47
NCUA credit facilities	(138)	--	(138)
	(184)	(62)	(246)
Change in net interest income	$(636)	$(150)	$(786)

Credit Quality and Allowance for Loan Losses

We maintain an allowance for loan losses that we consider adequate to cover both the inherent risk of loss associated with the loan portfolio as well as the risk associated with specific loans that we have identified as having a significant chance of resulting in loss.  Allowances taken to address the inherent risk of loss in the loan portfolio are considered general reserves.  We include various factors in our analysis. These are weighted based on the level of risk represented and for the potential impact on our portfolio.  These factors include:

•	Changes in lending policies and procedures, including changes in underwriting standards and collection;
•	Changes in national, regional and local economic and business conditions and developments that affect the collectability of the portfolio;
•	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
•	Changes in the value of underlying collateral for collateral-dependent loans;
•	The effect of credit concentrations; and
•	The rate of defaults on loans modified as troubled debt restructurings within the previous twelve months.

In addition, we include additional general reserves for our loans that are collateralized by a junior lien or that are unsecured.  In order to more accurately determine the potential impact these factors have on our portfolio, we segregate our loans into pools based on risk rating when we perform our analysis.  Risk factors are weighted differently depending upon the quality of the loans in the pool.  In general, risk factors are given a higher weighting for lower quality loans, which results in greater general reserves related to these loans.  We evaluate these factors on a quarterly basis to ensure that we have adequately addressed the risk inherent in our loan portfolio.

We also examine our entire loan portfolio regularly to identify individual loans which we believe have a greater risk of loss than is addressed by general reserves.   These are identified by examining delinquency reports, both current and historic, monitoring collateral value, and performing a periodic review of borrower financial statements.  For loans that are collateral dependent, management first determines the value at risk on the investment, defined as the unpaid principal balance, net of discounts, less the collateral value net of estimated costs associated with selling a foreclosed property.  This entire value at risk is reserved.  For impaired loans that are not collateral dependent, management will record an impairment based on the present value of expected future cash flows.  Loans that carry a specific reserve are formally reviewed quarterly, although reserves will be adjusted more frequently if additional information regarding the loan’s status or its underlying collateral is received.

Finally, our allowance for loan losses includes reserves related to troubled debt restructurings.  These reserves are calculated as the difference in the net present value of payment streams between a troubled debt restructuring at its modified terms as compared to its original terms, discounted at the original interest rate on the loan.  These reserves are recorded at the time of the restructuring. The change in the present value of cash flows attributable to the passage of time is reported as interest income.

During 2016, we made adjustments to the reserves on several of our impaired loans based on changes in the circumstances of the borrower as well as updated collateral valuations of the properties securing our collateral-dependent loans. We were able to refinance one of our non-collateral-dependent loans and reclassify it as a performing loan, which allowed us to recover $135 thousand in specific reserves and transfer $150 thousand in specific reserves to general reserves.  We recorded $370 thousand in additional specific reserves on loans where the estimated value of the collateral decreased, and recovered $236 thousand in reserves on loans where we received favorable collateral valuations from appraisals.  We also recorded $33 thousand in specific reserves on a loan that was classified as collateral-dependent during the year.  We recorded a partial charge-off of $20 thousand according to the terms of a restructured loan agreement we have with a borrower.  We recovered $2 thousand in allowances related to a loan participation charged off in 2015 and we recorded $5 thousand in interest income related to changes in the net present value of non-collateral-dependent impaired loans.

In September 2015, ECCU reached a settlement with a title company in connection with a foreclosure action on a loan in which we held a 64.8% loan participation interest.  As a result of the settlement agreement, we were able to reverse $190 thousand in specific reserves previously recorded on this loan. We also charged off $143 thousand in allowances related to the loan.  After charging it off, we also recovered $20 thousand in foreclosure related costs that were reimbursed.  Due to the performance of the borrower of one of our other impaired loans, we reclassified the loan from collateral-dependent to non-collateral-dependent.  As a result of this reclassification, we changed our reserve method on this loan from using the difference between the discounted collateral value and our investment in the loan to using the difference between the net present value of expected future cash flows on the loan and our investment.  With this change in the method we used to establish a reserve on this loan investment, we were able to record $400 thousand in credits for loan losses previously taken. In addition, we recorded specific reserves on several other loans which we restructured during the year.

The activity in the allowance for loan losses for the years ended December 31, 2016 and 2015 was as follows:

	2016	2015

Balance, beginning of period	$1,785	$2,454
Provision (credit) for loan loss	113	(524)
Chargeoffs	(20)	(143)
Recoveries	2	20
Transfer to loan discount	--	--
Accretion of allowance related to restructured loans	(5)	(22)
Balance, end of period	$1,875	$1,785

Impaired Loans

As of December 31, 2016 and 2015, the balances of impaired loans were as follows:

	December 31,	December 31,
	2016	2015

Impaired loans with an allowance for loan loss	$4,327	$10,012
Impaired loans without an allowance for loan loss	4,551	1,880
Total impaired loans	$8,878	$11,892

Allowance for loan losses related to impaired loans	$1,072	$1,115
Total non-accrual loans	$8,878	$8,779
Total loans past due 90 days or more and still accruing	$--	$--

Information regarding interest income recognized on impaired loans for the years ended December 31, 2016 and 2015, is as follows:

	2016	2015

Average investment in impaired loans	$8,464	$11,348

Interest income recognize on impaired loans	44	261
Interest income recognized on impaired loans attributable to their change in present value	5	22
Total interest income recognized on impaired loans	$49	$283

No additional funds were committed to be advanced in connection with impaired loans as of December 31, 2016.

Cash and Cash Equivalents

We experienced a decrease in our cash during the twelve months ended December 31, 2016 in the amount of $1.4 million, as compared to a net increase of $9.8 million for the twelve months ended December 31, 2015. The decrease is primarily due to a historic high of loan originations funded by the Company in 2016.

Net cash provided by operating activities totaled $442 thousand for the twelve months ended December 31, 2016, an increase of $724 thousand from $282 thousand used by operating activities during the twelve months ended December 31, 2015.  This is due to an increase in net income arising from interest income.  We experienced non-cash contributions to our net income, but even after accounting for these, our operating activities provided cash for 2016 to fund our operations and mortgage investments.

Net cash used by investing activities totaled $8.3 million during the twelve months ended December 31, 2016, compared to $1.4 million used during the twelve months ended December 31, 2015, an increase in cash used of $6.9 million. This difference is attributable to a $16.1 million increase in loan originations during the year as compared to 2015.  The loan funding activity was offset by an increase in loan participation sales of $8.2 million and an increase in foreclosed asset sales of $2.3 million.  We experienced $1.2 million less in loan payoffs in 2016 as compared to 2015, which decreased the amount of principal we collected from borrowers.  In 2017, we expect to continue to grow our balance sheet through the funding of new loans and partially finance the origination of these loans through the sale of loan participation interests.

Net cash provided by financing activities totaled $6.5 million for the twelve-month period ended December 31, 2016, an increase of $10.4 million from $3.9 million used in financing activities during the twelve months ended December 31, 2015.  We substantially expanded our investor note sale program during 2016 and increased our net notes sales by $10.6 million in 2016 as compared to 2015, which accounted for the increase in cash provided by financing activities.

Liquidity and Capital Resources

We rely on cash generated from our operations, cash reserves and proceeds from the sale of loan participations and investor notes to meet our obligations as they arise.  In addition, we earn cash from other revenue-generating activities, chiefly commissions on securities sales and fees earned from managing client investments through our wholly-owned broker-dealer, MP Securities and fees generated from services provided to credit unions and loan servicing capabilities and other services we provide to credit unions and CUSOs.  We require cash to originate and acquire new mortgage loans, repay indebtedness, make interest payments to our note investors and pay expenses related to our general business operations.  We intend to continue our current liquidity plan which relies primarily on cash generated by operations, cash reserves and proceeds from the sale of debt securities.  However, we intend to supplement this liquidity plan by selling loan participations when necessary, as well as through the generation of additional sources of non-interest income.  We are also exploring the possibility of obtaining short-term funding for loan originations and liquidity needs through institutional credit facilities.

Our management team regularly prepares liquidity forecasts which we rely upon to ensure that we have adequate liquidity to conduct our business.  While we believe that these expected cash inflows and outflows are reasonable, we can give no assurances that our forecasts or assumptions will prove to be accurate.  While our liquidity sources that include cash, reserves and net cash from operations are generally available on an immediate basis, our ability to sell mortgage loan assets and raise additional debt or equity capital is less certain and less immediate.

We are also susceptible to withdrawal requests made by large note investors, ministries and churches that can adversely affect our liquidity.  We believe that our available cash, cash flow from operations, net interest and other fee income will be sufficient to fund our liquidity requirements for the next 12 months.  Should our liquidity needs exceed our available sources of liquidity, we believe we could sell a mortgage loan investments at par to raise additional cash; however, we also must maintain adequate collateral consisting of loans receivable and cash to secure our NCUA credit facilities.

We may not be able to obtain desired financing from an institutional lender on terms and conditions acceptable to us.  We feel that our positive earnings and healthy financial position over the last two years has positioned the Company to obtain financing, we cannot guarantee that these sources of cash will be available to us.  Our liquidity concerns for the near future were significantly reduced by the agreement reached with the NCUA to extend the maturity date of our borrowings under these facilities from 2018 to 2026.  While the agreement requires an additional $80 thousand in monthly payments, we believe that we can generate enough cash through operations and investor note sales to make those payments without eroding our liquidity.  This agreement obviates the need to obtain $80 million in financing sources to replace the NCUA credit facilities when they were scheduled to mature in October 2018.

Our liquidity ratio was 15.52% at December 31, 2016, which is well within our policy and operational comfort.  Our liquidity ratio is calculated as our cash balance divided by our total liabilities less the portion of our line of credit facilities due after one year.

Should sources of capital from the sale of our debt securities prove insufficient to fund our operations and obligations, we also own a portfolio of performing mortgage loans and believe that we can maintain an adequate liquidity position through the sale of participation interests and mortgage loan assets to make payments on our credit facilities, pay interest to our note investors and pay operating expenses.  We base this belief on the size and quality of our mortgage loan portfolio and on our management’s experience in finding purchasers for those loans on a timely basis.  However, any sales transactions are dependent on and subject to market and economic conditions and our ability to consummate an acceptable purchase commitment.

We are also continuing to explore the possibility of obtaining a line of credit facility that would provide short-term financing for funding new loans which we would then offer for sale in the loan participation market.  We are seeking to partner with other credit unions that may have an interest in originating or investing in new business loans that are made to churches and ministries that meet our underwriting guidelines.

Credit Facilities Developments

As of December 31, 2016, our credit facilities’ commitments, amounts available and principal amounts outstanding were as follows:

National Credit Union Administration Facilities

Members United Facility

On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Members United Corporate Federal Credit Union (“Lender”) entered into an $87.3 million credit facility refinancing transaction (the “MU Credit Facility”).  The MU Credit Facility replaced the original $100 million CUSO Line entered into by and between the Company and Members United Corporate Federal Credit Union on May 7, 2008.  Accrued interest is due and payable monthly in arrears on the MU Credit Facility on the first day of each month at the lesser of the maximum interest rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the MU Credit Facility may not be re-borrowed.  On March 30, 2015, the Company and the NCUA entered into an agreement to amend to the Loan and Security Agreement (the “LSA Amendments”) for both the MU Credit Facility and the $23.5 million credit facility the Company has with the National Credit Union Administration as Liquidating Agent of Western Federal Credit Untion (the “WesCorp Credit Facility”).  The LSA Amendments altered the collateral requirements on both facilities, as well as some of the Company’s reporting requirements to the NCUA.  The balance of the MU Credit Facility was $64.3 million and $67.1 million at September 30, 2017 and December 31, 2016, respectively.  Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $450 thousand, and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The MU Credit Facility includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Credit

Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable us to meet its obligation to maintain a minimum collateralization ratio.  At September 30, 2017 and December 31, 2016, the collateral securing the MU Credit Facility had an aggregate principal balance of $73.4 million and $79.4 million, respectively.  The loan collateral securing the facility was sufficient at September 30, 2017 and December 31, 2016.

In addition to the minimum collateralization requirement, the MU Credit Facility also includes covenants which prevent the Company from renewing or extending a loan pledged as collateral under this facility unless certain conditions have been met and requires the borrower to deliver current financial statements to the Company.  Under the terms of the MU Credit Facility, the Company has established a lockbox maintained for the benefit of Lender that will receive all payments made by collateral obligors.  The Company’s obligation to repay the outstanding balance on this facility may be accelerated upon the occurrence of an “Event of Default” as defined in the MU Credit Facility.  Such Events of Default include, among others, failure to make timely payments due under the MU Credit Facility and the Company's breach of any of its covenants.  As of September 30, 2017 and December 31, 2016, the Company was in compliance with its covenants under the MU Credit Facility.

WesCorp Facility

On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Western Corporate Federal Credit Union (previously herein defined as “Lender”) entered into a $23.5 million credit facility refinancing transaction (the “WesCorp Credit Facility Extension”).  The WesCorp Credit Facility Extension amends, restates and replaces a credit facility entered into by and between the Company and Western Corporate Federal Credit Union on November 30, 2009.  Under the WesCorp Credit Facility Extension, accrued interest is due and payable monthly in arrears on the first day of each month at the lesser of the maximum rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the WesCorp Credit Facility Extension may not be re-borrowed.  The WesCorp Credit Facility Extension requires monthly principal and interest payments of $106 thousand.  As of September 30, 2017 and December 31, 2016, $18.4 million and $19.2 million, respectively, was outstanding on the WesCorp Credit Facility Extension. Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $129 thousand and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The WesCorp Credit Facility Extension includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable it to meet its obligation to maintain a minimum collateralization ratio.  As of September 30, 2017 and December 31, 2016, the collateral securing the WesCorp Credit Facility Extension had an aggregate principal balance of $27.0 million and $26.9 million, respectively. The loan collateral securing the facility was sufficient at September 30, 2017 and December 31, 2016.

As of September 30, 2017 and December 31, 2016, the Company was in compliance with its covenants under the Wescorp Credit Facility Extension.

Future estimated principal pay downs of the Company’s borrowings from financial institutions during the twelve month periods ending September 30 are as follows (dollars in thousands):

2018	$4,915
2019	5,046
2020	5,170

2021	5,307
2022	5,442
Thereafter	56,832
$82,712

Effective November 30, 2016, the Company and the Lender reached an agreement to amend both the MU Credit Facility and the Wescorp Credit Facility Extension to change the maturity date of the facilities from October 31, 2018 to November 1, 2026.  As part of this amendment, the required monthly payments on both facilities were increased.  The remaining principal owed on the facilities will be due and payable on November 1, 2026.

Investor Notes

We also rely on the sale of our investor notes to provide the funding for origination and purchase of mortgage loan assets and fund our general operations.  As of December 31, 2016, a total of $60.6 million of our investor debt securities were issued and outstanding.  For further information on our investor notes, see Note 11, Notes Payable in our accompanying audited consolidated financial statements for the year ended December 31, 2016.  Historically, we have offered investor notes under offerings registered with the SEC and in private placements exempt under the provisions of the Securities Act of 1933, as amended.  Our Alpha Class Notes were initially registered with the SEC in July 2001 and an additional $75.0 million of new Alpha Notes were registered with the SEC in May 2007.  We discontinued the sale of our Alpha Class Notes in April, 2008.  As of December 31, 2016, none of these notes remained outstanding.

In addition to our Alpha Class Notes, in April 2008, we registered with the SEC an offering of $80.0 million of new Class A Notes that consisted of three series of notes, including a fixed series, flex series and variable series.  We registered an additional $100.0 million in Class A Notes with the SEC in June, 2010, and on June 24, 2011, we filed a registration statement with the SEC seeking to register an additional $75 million of our Class A Notes.  The Class A Notes offering expired on December 31, 2014 and no additional Class A Notes were sold in 2015.  As of December 31, 2016, $17.3 million in Class A Notes were outstanding.

The Class A Notes offering was replaced in January 2015 with the Class 1 Notes offering.  We registered $85 million of our Class 1 Notes in two series – fixed and variable notes.  The registration was declared effective on January 6, 2015.  Similar to our Class A Notes, our Class 1 Notes are all unsecured debt securities. The interest rates we pay on the fixed series notes are determined by reference to the “swap index”, an index that is based upon a weekly average swap rate reported by the Federal Reserve Board, and is in effect on the date they are issued. These notes bear interest at the swap index plus a rate spread of 1.70% to 2.50% and are issued in maturities ranging from 12 to 72 months.  The interest rates we pay on the variable series notes are determined by reference to the variable index in effect on the date the interest rate is set and bear interest at a rate of the swap index plus a rate spread of 0.20% to 0.65%.  Effective as of January 6, 2015, the variable index is defined under the Class 1 Notes as the three month LIBOR rate.  As of December 31, 2016, $32.9 million in Class 1 Notes were outstanding.

In addition to the Class 1A Notes made available under the Prospectus, we offer notes under several private placement offerings.  In March 2013, we began offering Series 1 Subordinated Capital Notes and International Notes to accredited investors, as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended.  Effective as of January 15, 2015, we commenced the offering of our Secured Notes under Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended.  The Secured Notes are secured by either 100% of their outstanding balance in cash or 105% of their outstanding balance in loans receivable.  Investors have to meet certain criteria in order to purchase these notes and are also subject to suitability restrictions.  At December 31, 2016, $3.3 million, $5.1 million, and $54 thousand of our Secured Notes, Subordinated Capital Notes, and International Notes were outstanding, respectively.

Of the $60.6 million in investor notes that are outstanding at December 31, 2016, $9.1 million are available to be withdrawn at any time without penalty while an additional $13.2 million will mature in 2017.  Historically, we have experienced a high rate of renewal or reinvestment by our note holders upon maturity of their notes.  We believe the historical record of repeat purchasers by our debt security investors supports our confidence in the future viability of our investor note program.

Debt Covenants

Our investor notes require that we comply with certain financial covenants including, without limitation, minimum net worth, interest coverage, restrictions on the distribution of earnings to our equity investors and incurring other indebtedness that is not permitted under the provisions of our loan and trust indenture.  If an event of default occurs under our investor notes, the trustee may declare the principal and accrued interest on all notes to be due and payable and may exercise other available remedies to collect payment on such notes.  As of the date of this Prospectus, we are in compliance with our debt covenants under the investor notes.

The MU Credit Facility and WesCorp Credit Facility Extension agreements contain a number of standard borrowing covenants, including affirmative covenants to maintain good and indefeasible title to the pledged collateral free and clear of all liens, to maintain a lockbox for the benefit of the lender to collect payments from borrowers on the collateral notes and comply with customary covenants for a transaction of this nature.  In addition, unless otherwise waived by the NCUA, we may not renew or extend an underlying mortgage loan unless a recent appraisal is completed for such mortgaged property, the loan continues to be amortized over the same period as the prior note and requires the borrower to submit quarterly financial statements in the event the borrower has negative annual net income or a debt service coverage ratio of less than 1.0 to 1.0.  As of the date of this Prospectus, we are in compliance with these covenants.

QUANTITATIVE AND QUALITATIVE MARKET RISK

Market Risk Management

Market Risk Management

Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices.  Our market risk exposure primarily consists of interest rate risk, which is mitigated by policies and procedures which monitor and limit our earnings and balance sheet exposure to changes in interest rates.  In the past, we have also utilized various financial hedging instruments such as interest rate swaps and interest rate caps which allow us to diminish some of our interest rate risk associated with some of our variable rate assets and liabilities. Further, we do not have any exposure to currency exchange rates.  Our earnings depend primarily upon the difference between the income we receive from our interest earning assets and our cost of funds, principally interest expense incurred on interest-bearing liabilities.  Interest rates charged on our loans are affected principally by the demand for loans, the supply of money available for lending purposes, and competitive factors.  In turn, these factors are influenced by general economic conditions and other constraints beyond our control such as governmental economic and tax policies, general supply of money in the economy, governmental budgetary actions, and the actions of the Federal Reserve Board.

Interest Rate Risk Management

In an effort to manage our exposure to interest rate risk, our Board has formed an Asset/Liability Management Committee (the “ALM Committee”) that meets on a regular basis.  The core investment objectives of the ALM Committee are to coordinate, control and perform oversight of our portfolio consistent with our business plan and board approved policies.  The ALM Committee establishes and monitors our mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and cash flow requirements in an effort to produce results consistent with our liquidity, capital adequacy, level of risk and profitability goals.

The principal objective of interest rate risk management (often referred to as “asset/liability management”) is to manage the financial components of our statement of condition in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates.  We have adopted formal policies and standard industry practices to monitor and manage interest rate risk exposure.  As part of this effort, we construct interest rate risk scenarios utilizing an asset/liability program from a third party provider of financial data monitoring and reporting systems, enabling us to better manage economic risk and interest rate risk.

Our fundamental asset and liability objective is to maximize our economic value while maintaining adequate liquidity and exposure to interest rate risk deemed by our Board to be acceptable. We believe an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through the maturities, repricing and mix of our mortgage loan investments, borrowing facilities and investor notes to attempt to neutralize the potential impact of changes in market interest rates.  Our profitability is dependent to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets such as loans and interest-bearing assets, and our interest expense on interest-bearing liabilities, such as our investor notes and financial institution borrowings.  Unlike other financial institutions which have access to other sources of liquidity such as the Federal Reserve Discount Window or the Federal Home Loan Bank, we are dependent upon the issuance of investor notes, capital investments by our equity holders, the sale of mortgage assets and to a lesser extent, credit facilities.  Further, we manage our maturity risk between assets and liabilities with the goal of limiting our exposure to interest rate risk, ensuring adequate liquidity.  Interest income and interest expense are affected by general economic conditions and by competition in the marketplace.  Our interest and pricing strategies are driven by our asset/liability management analyses and by local market conditions.

In connection with the above-mentioned strategy, we simulate the change in net interest income and net interest margin given immediate and parallel interest rate shocks over a 12-month horizon.  Shown below are possible changes to net interest income and the net interest margin based upon the model’s program under a 200 basis point increase in the interest rates as of December 31, 2016:

Change (in basis points)	Net Interest Income (next twelve months)	Change in Net Interest Income	% Change in Net Interest Income	Net Interest Margin
+200	$5,140	$102	2.02%	3.20%

These results indicate the effect of immediate rate changes and do not consider the yield from reinvesting in short-term versus long-term instruments.  The above profile illustrates that, if there were an immediate and sustained increase of 200 basis points in interest rates, our net interest income would increase by $102 thousand over the “base case” (i.e., no interest rate change) and our net interest margin would increase from 3.14% to 3.20%.  Our net interest margin will increase if rates rise.  We did not consider a decrease in interest rates in our analysis as interest rates remain at relatively low levels and have been increasing in the last year.  Based upon the review of management and our Board, we consider the results indicated by the report to be acceptable.

The following table sets forth our maturity gap for interest-earning assets and interest-bearing liabilities as of the period indicated.  For purposes of the following table, an asset or liability is considered to mature based on its contractual terms.  Actual payment patterns may differ from contractual payment patterns.

	Maturity Analysis
	as of December 31, 2016
	Amounts Subject to Maturity Within (dollars in thousands)
	Year 1	Year 2	Year 3	Year 4	Year 5	After Year 5	Non-Maturity	Total
Assets
Cash with financial institutions	$9,683	$--	$--	$--	$--	$--	$--	$9,683
Loans, net of deferred fees	36,049	18,819	12,727	9,282	9,967	60,158	--	147,002
Allowance for loan losses and loan discount	--	--	--	--	--	--	(2,738)	(2,738)
Noninterest earning assets	--	--	--	--	--	--	2,091	2,091
Total assets	$45,732	$18,819	$12,727	$9,282	$9,967	$60,158	$(647)	$156,038

Liabilities
Borrowings from financial institutions	$4,822	$4,952	$5,078	$5,203	$5,341	$60,930	$--	$86,326
Notes payable	22,983	13,256	13,063	6,500	4,755	--	--	60,557
Other liabilities	--	--	--	--	--	--	948	948
Members' equity	--	--	--	--	--	--	8,807	8,807
Total liabilities and members' equity	$27,805	$18,208	$18,141	$11,703	$10,096	$60,930	$9,755	$156,638

Maturity gap	$17,927	$611	$(5,414)	$(2,421)	$(129)	$(772)	$(10,402)	$--
Cumulative maturity gap	$17,927	$18,538	$13,124	$10,703	$10,574	$9,802	$--	$--

The preceding table indicates that we have a positive one-year cumulative gap of $18.5 million at December 31, 2016.  This indicates that funds expected to become available in the next year due to maturing assets are greater than interest-bearing liabilities coming due in the next year.  Certain notes payable have contractual maturities of 72 months but can be withdrawn in whole or in part at any time prior to maturity without restriction.  While historically our investors have not withdrawn all of these funds prior to their maturity, for purposes of the maturity analysis above, these notes are included in the Year 1 maturity column.

When an increase in interest rates will help the entity and a decrease in interest rates will hurt the entity, the entity is considered to be asset sensitive.  Currently, our balance sheet is asset sensitive as the amount of assets maturing is greater than the amount of liabilities maturing over the next year.  In the view of management, this sensitivity will not have a material adverse impact on the Company’s financial position and results of operations for the year ended December 31, 2017.

CERTAIN RELATIONSHIPS AND RELATED

TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Equity Owners

The Company maintains a portion of its cash funds at ECCU, its largest equity investor, and also at ACCU. Total funds held with ECCU were $616 thousand and $1.2 million at September 30, 2017 and December 31, 2016, respectively. Total funds held with ACCU were $3.9 million and $4.7 million at September 30, 2017 and December 31, 2016, respectively. Interest earned on funds held with ECCU totaled $4.7 thousand and $14.0 thousand for the nine months ended September 30, 2017 and 2016, respectively. Interest earned on funds held with ACCU totaled $19.0 thousand and $1.6 thousand for the nine months ended September 30, 2017 and 2016, respectively.

The Company leases physical facilities and purchase other services from ECCU pursuant to a written lease and services agreement. Charges of $95 thousand and $80 thousand for the nine months ended September 30, 2017 and 2016, respectively, were incurred for these services and are included in office operations expense. The method used to arrive at the periodic charge is based on the fair market value of services provided.  The Company believes that this method is reasonable.

In the past, the Company has purchased mortgage loans, including loan participation interests from ECCU, its largest equity owner, and also from ACCU.  During the nine month period ended September 30, 2017 and for the year ending December 31, 2016, the Company did not purchase any loans from either ECCU or ACCU.  With regard to loans purchased from ECCU in prior years, the Company recognized $352 thousand and $452 thousand of interest income during the nine months ended September 30, 2017 and 2016, respectively.  ECCU currently acts as the servicer for  seven of the 167 loans held in the Company’s loan portfolio.  Under the terms of the loan agreement the Company entered into with ECCU, a servicing fee of 65 basis points is deducted from the interest payments it receives on wholly-owned loans ECCU services on its behalf.  In lieu of a servicing fee, loan participations the Company purchased from ECCU generally have pass-through rates which are up to 75 basis points lower than the loan’s contractual rate.  The Company negotiated the pass-through interest rates with ECCU on a loan by loan basis.  At September 30, 2017, the Company’s investment in wholly-owned loans serviced by ECCU totaled $0, while its investment in loan participations serviced by ECCU totaled $9.2 million. The final wholly-owned MPIC loan serviced by ECCU was refinanced out of the portfolio in May of 2017. With regard to loans purchased from ACCU in prior years, the Company recognized $66 thousand and $69 thousand of interest income during the nine months ended September 30, 2017 and for the year ending December 31, 2016, respectively. ACCU currently acts as the servicer for two of  the 167 loans held in the Company’s loan portfolio. The Company negotiated servicing fees that range between 50-75 basis points with ACCU on a loan by loan basis. At September 30, 2017, the Company’s investment in loan participations serviced by ACCU totaled $1.7 million.

On October 6, 2014, MP Securities, the Company’s wholly-owned subsidiary, entered into a Networking Agreement with ECCU pursuant to which MP Securities will assign one or more registered sales representatives to one or more locations designated by ECCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ECCU’s members. MP Securities has agreed to offer only those investment products and services that have been approved by ECCU or its Board of Directors and comply with applicable investor suitability standards required by federal and state securities laws and regulations. MP Securities offers these products and services to ECCU members in accordance with NCUA rules and regulations and in compliance with its membership agreement with FINRA. MP Securities has agreed to compensate ECCU for permitting it to use the designated location to offer such products and services to ECCU’s members under an arrangement that will entitle ECCU to be paid a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ECCU members.  The Networking Agreement may be terminated by either ECCU or MP Securities without cause upon thirty days prior written notice.  MP Securities paid $19 thousand and $65 thousand to ECCU under the terms of this agreement during the nine months ended September 30, 2017 and 2016, respectively.

On April 8, 2016, the Company and ECCU entered into a Master Services Agreement (the “Services Agreement”), pursuant to which the Company will provide marketing, member and client services, operational and reporting services to ECCU commencing on the effective date of the Services Agreement and ending on December 31, 2016; provided, however, that unless either party provides at least thirty (30) days written notice to the other party prior to its expiration, the agreement will automatically renew for successive one year periods.  The agreement was automatically renewed for the year ended December 31, 2017. Either party may terminate the Services Agreement for any reason by providing thirty (30) days prior written notice.  The Company has agreed to assign a designated service representative which must be approved by ECCU in performing its duties under the Agreement.  Pursuant to the terms of the Services Agreement, the Company will make visits, deliver reports, provide marketing, educational and loan related services to ECCU’s members, borrowers, leads, referral sources and contacts in the southeast region of the United States.  For the nine months ended September 30, 2017 and 2016, the Company recognized $41 thousand and $45 thousand, respectively, in income as a result of this agreement.

On October 5, 2016, the Company entered into a Successor Servicing Agreement with ECCU pursuant to which the Company has agreed to serve as the successor loan servicing agent for certain mortgage loans designated by ECCU in the event ECCU requests that the Company assume its obligation to act as the servicing agent for those loans.  The term of the Agreement is for a period of three years.  For the nine months ended September 30, 2017, the Company recognized $7 thousand in income as a result of this agreement.

On April 15, 2016, Mendell Thompson was appointed to the Company’s Board of Managers.  Mr. Thompson currently serves as President and Chief Executive Officer of America’s Christian Credit Union (“ACCU”).  The Company has sold $8.7 million in loan participations to ACCU since 2011, including $5.9 million during the nine month period ended September 30, 2017.  As of September 30, 2017, the outstanding balance of loan participations sold to ACCU is $7.5 million.

In addition, the Company’s wholly-owned subsidiary, MP Securities has a Networking Agreement with ACCU pursuant to which MP Securities will assign one or more registered sales representatives to one or more locations designated by ACCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ACCU’s members. MP Securities has agreed to offer only those investment products and services that have been approved by ACCU or its Board of Directors and comply with applicable investor suitability standards required by federal and state securities laws and regulations. MP Securities offers these products and services to ACCU members in accordance with NCUA rules and regulations and in compliance with its membership agreement with

FINRA. MP Securities has agreed to compensate ACCU for permitting it to use the designated location to offer such products and services to ACCU’s members under an arrangement that will entitle ACCU to be paid a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ACCU members.  The Networking Agreement may be terminated by either ACCU or MP Securities without cause upon thirty days prior written notice.  MP Securities paid $173 thousand and $65 thousand to ACCU under the terms of this agreement during the nine months ended September 30, 2017 and 2016, respectively.  The terms of this agreement have not changed as a result of Mr. Thompson’s appointment to the Company’s Board of Managers.

On May 4, 2017, ACCU acquired 12,000 Class A Units and 12,000 Series A Preferred Units of the Company’s Class A Common Units and Series A Preferred Units, respectively, which represents 8.19% of the Company’s issued and outstanding Class A Units and 10.25% of the Company’s issued and outstanding Series A Preferred Units from Financial Partners Credit Union, a California state chartered credit union (“FPCU”).  The Company’s Board of Managers approved ACCU’s purchase of the Membership Units from FPCU and has consented to ACCU’s request to be admitted as a new member of the Company.  ACCU’s purchase of the Class A Units and Series A Preferred Units was consummated pursuant to a privately negotiated transaction.

On August 14, 2017, The Company and ACCU entered into a Master Services Agreement (the “ACCU Services Agreement”), pursuant to which the Company will provide marketing, member and client services, operational and reporting services to ACCU commencing on the effective date of the ACCU Services Agreement and ending on February 15, 2018, provided, however, that the agreement will automatically renew for successive one year periods. Either party may terminate the ACCU Services Agreement for any reason by providing thirty (30) days prior written notice. The Company has agreed to assign a designated representative which must be approved by ACCU in performing its duties under the ACCU Services Agreement. Pursuant to the terms of the ACCU Services Agreement, the Company will make visits, deliver reports, provide marketing, educational and loan related services to ACCU members, borrowers, leads, referral sources and contacts in the Western region of the United States. As of September 30, 2017, the Company has not yet recognized any income as a result of this agreement.

On August 14, 2013, the Company entered into a Loan Participation Agreement with Western Federal Credit Union, which has since changed its name to UNIFY Financial Credit Union (“UFCU”).  UFCU is an owner of both the Company’s Class A Common Units and Series A Preferred Units.  Under this agreement, the Company sold UFCU a $5.0 million loan participation interest in one of its mortgage loan interests.  As part of this agreement, the Company retained the right to service the loan, and it charges UFCU 50 basis points for servicing the loan.

Other Related Party Transactions.

The Company has entered into a selling agreement with its wholly-owned subsidiary, MP Securities, pursuant to which MP Securities will sell its Series 1 Subordinated Capital Notes (the “Subordinated Capital Notes”) and its 2013 International Notes (the “International Notes”).  The Company has transitioned its compensation arrangement with MP Securities to an assets under management fee that will pay MP Securities a fee equal to 1% of the outstanding balances of the Subordinated Capital Notes and International Notes; subject, however, to a maximum gross dealer compensation of 2.5%.  The Company will pay MP Securities no selling commissions on any new sales of the Company’s Subordinated Capital Notes and International Notes.  MP Securities will receive an assets-under-management fee equal to 1% of the outstanding balances of our Subordinated Capital Notes and International Notes, determined on a monthly basis.  The Company reserves the right to waive, reduce, or suspend payment of the assets under management fee at any time. At no time will the compensation paid to MP Securities pursuant to an assets under management fee be assessed on a Subordinated Capital Note or International Note purchased prior to July 1, 2017 when a 2.5% commission was previously paid on the purchase transaction.  In addition, no assets under management fee will be assessed on any note purchased prior to July  1, 2017 once the total compensation paid to MP Securities resulting from the purchase of such note reaches 2.5%.  For each sale of a Subordinated Capital Notes and International Note, the Company will pay a 0.50% processing fee on the purchase of a note, payable at closing of a purchase of a note.

Under the terms of the Class 1 Notes offering, MP Securities receives a maximum selling commission ranging from 1.75% to 5.5%, depending upon the category of note purchased. For the sale of a Variable Series Note, MP Securities receives an amount equal to ( i) 0.50% of the amount of notes sold ; plus (ii) an amount equal to 0.25%  per annum on the average note balance.  On May 5, 2017, the Company and MP Securities entered into the Amended and Restated Managing Participating Agreement ( the “MPB Agreement”) pursuant to which MP Securities will no longer be paid a selling commission upon the sale of a Class 1 Note.  Under the MPB Agreement, we compensate MP Securities with an assets under management fee equal to 1% of the outstanding balances of our Class 1 Notes; provided, however, that the maximum total compensation paid to MP Securities during the period a Class 1 Note is held does not exceed 5.5%.  The Company also pays a .50% processing fee on the purchase of a Class 1 Note.  The processing fee is assessed on the initial purchase of a Class 1 Note.  No processing fee will be assessed on any withdrawals or requests for liquidation of a Class 1 Note.  In the event an investor increases the amount invested in one of our variable interest earnings notes under our Class 1 Notes offering, no additional processing fee will be paid to MP Securities. The Company terminated its Class 1 Notes offering effective as of December 31, 2017.

For the nine month ended September 30, 2017 and the year ended December 31, 2016, MP Securities earned $377 thousand and $526 thousand, respectively, in sales concessions on the sale of our Class 1 Notes. MP Securities will act as the managing broker and selling agent for the Class 1A Notes offered in this prospectus.

In connection with the Company’s Secured Note offering, it has engaged MP Securities to act as its managing broker for the offering.  Effective as of September 1, 2017, the Company has transitioned to an assets under management fee compensation model for all sales made by MP Securities of the Secured Notes.  Under the assets under management fee compensation structure, MP Securities will be paid a fee equal to 1% of the outstanding balances of our Secured Notes; provided, however, that the maximum amount of fees assessed will not exceed 5% of the Secured Note investment.  The Company will also pay MP Securities a .50% processing fee on the purchase of a Secured Note.

In addition, the Company has signed an Administrative Services Agreement with MP Securities which stipulates that it will provide certain services to MP Securities.  These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services.  In December 2015, the Company agreed to waive and abate MP Securities’ obligation to pay the Company for these services for a limited period of time not to exceed twelve months and subject to a maximum expense abatement of $250 thousand.  Pursuant to resolutions adopted by the Board of Managers in November 2016, the Board authorized the officers of the Company to extend the terms of this agreement for an additional twelve month period.  No abatements have been requested by MP Securities nor granted by the Company for the nine month period ended September 30, 2017 or the year ended December 31, 2016.  Total expenses charged to MP Securities for these services were $389 thousand and $630 thousand for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. Effective as of January 30, 2018, the Company renewed the Administrative Services Agreement for the year ended December 31, 2018 and established the cost sharing allocations for the expense sharing arrangements by and between the Company and MP Securities. In addition, the Company also agreed to pay MP Securities a fixed fee not to exceed $250,000 for the year  ended December 31, 2018 in exchange for MP Securities undertaking certain administrative, ministerial, investor relations, marketing and compliance related duties previously handled by the Company. MP Securities and the Company have reserved the right to adjust this fee at any time upon mutual agreement with at least thirty (30) advance written notice; provided, however, that the fee does not exceed $250,000 during the term of the Agreement.

Pursuant to a Loan and Security Agreement, dated December 15, 2014, entered into by and among the Company, MPF and the holders of its Secured Notes (the “Loan Agreement”), MPF serves as the collateral agent for the Company’s Secured Notes.  The Company will pledge and deliver mortgage loans and cash to MPF to serve as collateral for the Secured Notes.  As custodian and collateral agent for the Secured Notes, MPF will monitor the Company’s compliance with the terms of the Loan Agreement, take possession of, hold, operate, manage or sell the collateral conveyed to MPF for the benefit of the Secured Note holders.  MPF is further authorized to pursue any remedy at law or in equity after an event of default occurs under the Loan Agreement.

From time to time, the Company’s Board and members of its executive management team have purchased investor notes from the Company or have purchased investment products through MP Securities. Investor notes payable to related parties totaled $89 thousand and $53 thousand at September 30, 2017 and December 31, 2016, respectively.

To assist in evaluating any related transactions the Company may enter into with a related party, the Board has adopted a Related Party Transaction Policy. Under this policy, a majority of the members of the Company’s Board and majority of its independent Board members must approve a material transaction that is entered into with a related party.  As a result, all transactions that the Company undertakes with an affiliate or related party are on terms believed by its management to be no less favorable than are available from unaffiliated third parties and are approved by a majority of its independent Board members.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) with respect to the purchase, ownership and disposition of the Notes. This summary is generally limited to U.S. holders who will hold the Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended, which we refer to as the “Code”, and who acquire the Notes in this Offering at their “issue price.” This summary does not address special situations including those that may apply to particular holders such as exempt organizations, U.S. holders subject to the U.S. federal alternative minimum tax, non-U.S. citizens and foreign corporations or other foreign entities, dealers in securities, traders in securities that elect to mark-to-market, commodities or foreign currencies, financial institutions, insurance companies, regulated investment companies, U.S. holders whose “functional currency” is not the U.S. dollar, partnerships or other pass-through entities, and persons who hold the Notes in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction.

This summary is based upon the Code, its legislative history, existing and proposed Treasury Regulations promulgated thereunder by the Internal Revenue Service, to whom we refer to as the “IRS”, court decisions, and rulings now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below.

INVESTORS CONSIDERING A PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

A “U.S. holder” is a beneficial owner of the Notes, who is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Taxation of Interest

It is expected that the Notes will be issued without original issue discount for federal income tax purposes. U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the Notes, in accordance with their regular method of tax accounting. If, however, the principal amount of the Notes exceeded their issue price by more than a de minimus amount, a U.S. holder will be required to include such excess income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Disposition, Redemption or Repurchase for Cash

U.S. holders generally will recognize capital gain or loss upon the sale, redemption (including any repurchase or prepayment by us for cash) or other taxable disposition of the Notes in an amount equal to the difference between:

–	the U.S. holder’s adjusted tax basis in the Notes (as the case may be); and

–

the amount of cash and fair market value of any property received from such disposition (other than amounts attributable to accrued interest on the Notes, which will be treated as interest for federal income tax purposes).

A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such U.S. holder. Gain or loss from the taxable disposition of the Notes generally will be long-term capital gain or loss if the Note was held for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

We or our designated paying agent will, where required, report to U.S. holders of Notes or our membership interests and the IRS the amount of any interest paid on the Notes (or other reportable payments) in each calendar year and the amount of tax, if any, withheld with respect to such payments. Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a U.S. holder of Notes may be subject to backup withholding at the rate provided in Code section 3406(a)(1), which is currently 28 percent, with respect to dividends or other distributions, or interest paid on or the proceeds of a sale, exchange or redemption of, the Notes, unless such U.S. holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact; or provides correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS. THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

LEGAL PROCEEDINGS

Given the nature of our investments made in mortgage loans, we may from time to time have an interest in, or be involved in, litigation arising out of our loan portfolio, such as foreclosures and other litigation to enforce security interests and guarantor obligations. We consider litigation related to our loan portfolio to be routine to the conduct of our business.

On November 11, 2017, Mr. Harold D. Woodall, former Senior Vice President and Chief Credit Officer, filed a suit against the Company and its Chief Executive Officer and President, Joseph Turner, Jr. in the Superior Court of Orange County, California.  Mr. Woodall’s employment arrangement with the Company terminated effective as of September 5, 2017.  Mr. Woodall’s suit alleges that the Company wrongfully terminated his employment and violated California’s Fair Employment and Housing Act of 1959, and the California Labor Code’s whistle blowing law.  Mr. Woodall seeks compensatory damages, punitive damages, attorney’s fees and other relief as the court deems just.  The Company believes the allegations in Mr. Woodall’s suit are groundless without merit and it intends to vigorously contest the allegations set forth in Mr. Woodall’s complaint.  The Company intends to file its response to Mr. Woodall’s complaint in a timely manner with the Orange County Superior Court.  Although the Company believes that it will prevail on the merits, the litigation could have a lengthy process, and the ultimate outcome cannot be predicted.

PLAN OF DISTRIBUTION

General

We are offering the Notes on a “best efforts” basis pursuant to the Managing Broker Agreement (the “MB Agreement”) by and between ourselves and MP Securities as the managing participating broker.   In general, the term “best efforts” means that MP Securities does not guarantee that any of the Notes will be sold, but that it will use its best efforts to sell the Notes as described in this Prospectus.

As the managing broker, MP Securities has responsibilities for maintaining Note sales records, receiving, processing and assuring we receive completed investor Purchase Applications, and approving supplemental sales materials for the Offering. However, MP Securities will not act as a lead underwriter, distribution manager, or syndicate manager of a selling group.

It is expected that MP Securities will conduct all retail and wholesale marketing and sales of the Notes. Because MP Securities is our affiliate, it is not in a position to make an independent review of our Company or this Offering. Accordingly, you will not be able to rely on a review of the terms and conditions of this Offering by a non-affiliated managing broker-dealer or underwriter. MP Securities has certain conflicts of interest between our interests and the interests of its customers in connection with the sale of the Notes.

FINRA Rule 5110 prohibits unfair underwriting arrangements to be paid in connection with a public offering of securities.  Under Rule 5110, a FINRA registered broker dealer firm that participates in a public offering is required to file information about the underwriting terms and arrangements with FINRA’s Corporate Financing Department.  Under the terms of the Managing Broker Dealer Agreement entered into by and between MP Securities and the Company, MP Securities will act as the primary selling agent for the Offering.  As a consequence, MP Securities will be required to obtain a no objections letter from FINRA in order to participate in the Offering.  Because FINRA views the Notes as interests in a direct participation program, an offer or sale of the Notes under the registration statement of which this Prospectus forms a part will be made in compliance with FINRA Rule 2310.

Unless sooner completed or we decide to terminate it sooner, the Offering will terminate on December 31, 2020. We may, without prior notice, in our sole discretion, suspend or discontinue the sale of one or more Note categories or Note category Series at any time or from time to time and we may terminate the Offering at any time.

Underwriting Compensation We Will Pay

Selling Commissions

We will pay a fixed 1.50% commission on the principal amount of a Class 1A Note purchased to our wholly-owned subsidiary, MP Securities.  The 1.50% sales commission will be a fixed amount and will apply to our Fixed Series Notes with a term ranging from 12 to 60 months and our Variable Series Notes with a term of 60 months.  By establishing a fixed 1.50% sales commission on the purchase of a Note, there will be no incentive for our selling agent, MP Securities, to favor investments made in our longer term investor notes.

Account Servicing Fee

Under the terms of the MB Agreement, MP Securities will receive an Account Servicing Fee equal to 1% per annum of the principal amount of our Class 1A Notes, determined on a monthly basis commencing one year after the purchase of a Class 1A Note; subject, however, to a maximum gross dealer compensation of 5.5% assessed on any Class 1A Note sold.  With the adoption of the Account Servicing Fee and reduction of the sales commissions previously paid to MP Securities on the sale of our publicly offered notes, there will be no incentive to favor investments made in our longer term investor notes.  The Account Servicing Fee will not be assessed against or accrued on deferred interest earned but not paid on a Note.

The Company reserves the right, under the terms of the MB Agreement, to waive, reduce or suspend payment of the Account Servicing Fee that will be assessed on any Class 1A Note during the term of the Offering.  Under the terms of the MB Agreement, the Account Servicing Fee paid to MP Securities will never exceed 5.5% of aggregate purchase amount paid for a Note, including any accrued interest deferred and added to the Note’s principal balance.  Except for the Master Services Agreement entered into with ACCU and ECCU, no referral or similar fees will be paid to any accountants, attorneys, or other persons in connection with the distribution of the Notes. No Account Servicing Fee will be paid to MP Securities on the Company’s outstanding Class 1 or Class A Notes.  See, “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE – Transactions with Equity Owners” on page 123 of this Prospectus.

We will not pay or reimburse MP Securities for its training or education expenses in connection with marketing the Notes.

We and/or MP Securities will pay up to an additional estimated maximum expenses of $778,496 which are considered underwriting compensation under the FINRA Rules. These include the following estimated expenses:

•	Non-transaction based compensation of $299,799 allocated to FINRA members; and
•	Dual-employee non-transaction-based compensation of $478,697 allocated to dual employees of the Company and MP Securities.

The $299,799 of non-transaction based compensation will be paid to registered representatives of MP Securities as salary draws.  The Company’s Chief Executive Officer and President and Chief Financial Officer also serve as President and Chief Financial Officer of MP Securities, respectively and a portion of their salaries has been included in the $478,697 of dual employee non-transaction based compensation.  These allocated costs for salaries paid to dual employees of the Company and MP Securities is deemed to be underwriting compensation under the FINRA Rules.  ~~The Company also employs additional employees that assist in administering the Note program, including processing applications and Notes investments on MP Securities’ information systems, updating sales blotters, maintaining books and records, and assisting in ministerial and clerical duties related to the Notes.  The payment of these non-transaction based salaries and expenses of dual employees will comply with applicable FINRA Rules governing participation of a member broker dealer firm in the offering of debt securities by an affiliated entity.~~

Thus, we estimate that when these expenses are added to the maximum compensation of $4,950,000 (inclusive of ~~Selling Commissions~~selling commissions and Account Servicing Fees assessed) and maximum due diligence fees of $9,000, we may pay a total of up to approximately $5,737,496 as determined under the FINRA Rules (or 6.37% of the Maximum Offering Proceeds) over the anticipated life of the Offering.

Processing Fee

For each sale of a Class 1A Note, we will pay 0.50% on the aggregate amount of a Note purchased commencing on the date of this Prospectus.

Other Organization and Offering Costs We May Incur for the Offering

In addition to the estimated issuance and distribution expenses of $317,000 we expect to pay, we may pay up to an estimated $~~297,004~~266,411 which may be considered additional issuer expenses under the FINRA Rules. We intend to pay these expenses from funds other than the net proceeds of the Offering. The Company and MP Securities employ personnel that assist in administering the Note program, including processing applications and Notes investments on MP Securities’ information systems, updating sales blotters, maintaining books and records, and assisting in ministerial and clerical duties related to the Notes.  The payment of these non-transaction based salaries and expenses of dual employees will comply with applicable FINRA Rules governing participation of a member broker dealer firm in the offering of debt securities by an affiliated entity and will be deemed to be issuer expenses that will be paid by the Company.  The estimated $317,000 of issuance and distribution expenses and $266,411 of additional expenses incurred for overhead and salaries of dual employees will not be treated as underwriting compensation under FINRA Rules, but rather as additional organization and offering costs incurred by the Company in connection with the Offering.    Thus, we may pay total issuer expenses under the FINRA Rules of up to a maximum of $614,005  (0.68% of the maximum offering proceeds).

Commitment Regarding Organization and Offering Expenses

We undertake that the total organization and offering expenses will not exceed 15% of the maximum offering proceeds.

We also undertake that the underwriting compensation will not exceed 10% of the maximum offering proceeds.

As described above, we currently estimate that we and MP Securities will incur up to $~~6,351,500~~6,320,907 in total organization and offering expenses (~~7.06~~7.02% of the maximum offering proceeds) and we and MP Securities currently estimate that we may pay up to a total of $5,737,496 of underwriting compensation (6.37% of the maximum offering proceeds).

~~The costs estimated represent allocations of the respective costs over the four months preceding the commencement of the Offering and the anticipated 42-month offering life, which includes a 4-month pre-filing period and a 38-month estimated Offering period. These costs will be incurred at differing rates over that 42‑month period.~~

Indemnification

Under the MB Agreement, we have agreed to indemnify MP Securities against certain liabilities arising under federal and state securities laws. In doing so, we understand that the U.S. Securities and Exchange Commission and certain states take the position that indemnification against liabilities arising under the federal securities and state laws is against public policy and is unenforceable.

Conflict of Interest

Because we own all of the equity securities of MP Securities, MP Securities will face a conflict of interest in its placement of the Notes between our interests and the interests of its customers. No independent broker will be involved in the sale of Notes and no independent broker will participate in the Offering to ameliorate this conflict of interest by reviewing the circumstances underlying sales of Notes, or to conduct ongoing due diligence review of our Company and the Offering. Thus, if you purchase a Note through MP Securities, you will not have the benefit of an independent review of the terms and conditions of this Offering by an independent participating broker.

Sales to IRAs

We may sell Notes under agreements with individual retirement accounts specifically permitting investment in the Notes. The minimum purchase for an IRA is $1,000 for a Fixed Series Note of 12 months or longer. Interest will be accumulated in the IRA purchaser’s account and posted on the last day of each calendar month and statements will be mailed to the custodian monthly. Under the terms of sale to an IRA, Notes may be redeemed upon 30 days’ advance written notice, although we may waive all or part of the 30-day notice requirement. This right to redeem will, however, be contingent upon sufficient funds being available at the time of the request. If sufficient funds are not available, we will inform the custodian requesting funds, and will schedule payment as soon as is practicable. Such inability to repay upon request will not be an event of default, providing payment can be made within a period not to exceed 30 days from date of request.

HOW TO PURCHASE A NOTE

Persons who meet the applicable minimum suitability standards described in the “Suitability Standards” of this Prospectus and suitability standards determined by such person’s Participating Broker or financial advisor, may purchase our Notes. After you have read the entire Prospectus and the current supplement(s), if any, accompanying this Prospectus, if you want to purchase a Note, you must proceed as follows:

1.If you are an individual purchasing a Note for your own account, your retirement account, or for a minor, complete and execute a copy of the Retail Purchase Application (Exhibit D-1 in the Prospectus). If the purchaser is a corporation, partnership or other legal entity, complete and execute a copy of the Commercial Purchase Application (Exhibit D-2 in the Prospectus).

2.You should pay for your Notes by delivering a check in the amount of the Notes you are purchasing (“Total Notes Purchased”), payable to Ministry Partners Investment Company, LLC, provided such payment is accompanied by a completed and executed applicable Purchase Application.

3.By executing your completed Purchase Application and paying the full purchase price of the Note or Notes you desire to purchase, you will attest that you meet the minimum suitability standards as provided in the “Suitability Standards” section of this Prospectus and as stated in your Purchase Application.

An approved trustee must process through us and forward us subscriptions made through IRAs, 401(k) plans or other tax-deferred plans.

Your Purchase Application will be effective only upon our acceptance. We reserve the right to reject any Purchase Application in whole or in part. We may not accept a Purchase Application for Notes until at least five (5) business days after the date you receive the final Prospectus. Subject to compliance with the prompt delivery requirement of Rule 15c2-4 of the 1934 Act, our selling agent, MP Securities, through whom you are purchasing your Notes will promptly submit your check on the business day following receipt of your Purchase Application and check.

We accept or reject Purchase Applications and checks within six (6) business days after we receive them. In certain circumstances where the suitability review procedures are more lengthy than customary, or your Purchase Application and check are not in good order, our bank will hold your check in accordance with applicable legal requirements pending our acceptance of your subscription.

If your Purchase Application is rejected, your funds, without interest or reduction, will be returned to you within ten (10) business days after the date of such rejection. If your Purchase Application is accepted, we will send you confirmation of your purchase of your Note as of the date of acceptance.

LEGAL MATTERS

Bush Ross, P.A., of Tampa, Florida is acting as our counsel in connection with filing of the Company’s Registration Statement under the 1933 Act and as such, has passed on certain legal matters in connection with the Notes.  Randy K. Sterns, a shareholder in the firm, holds a $25,000 Class A Note and is the beneficial owner of an Individual Retirement Account that holds $127.4 thousand of the Company’s Subordinated Capital Notes.

EXPERTS

The consolidated balance sheets as of December 31, 2016 and December 31, 2015 and the related consolidated statements of operations, equity, and cash flows for the fiscal years then ended have been included in this Prospectus and reliance is made on the report of Hutchinson and Bloodgood LLP, a limited liability partnership, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, which we refer to as the 1933 Act, relating to the Notes being offered by this Prospectus, and reference is made to such registration statement. This Prospectus constitutes our prospectus filed as part of the registration statement, but it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities and Exchange Act of 1934, which we refer to as the 1934 Act. The 1934 Act requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s internet website at http://www.sec.gov.

We are also subject to the information and periodic reporting requirements of the 1934 Act, and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Included herewith are the following financial statements:

PART I -l FINANCIAL INFORMATION

Item 1.  Financial Statements

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Dollars in Thousands Except Unit Data)

	2017	2016
	(Unaudited)	(Audited)
Assets:
Cash	$8,537	$9,683
Pledged cash	--	600
Loans receivable, net of allowance for loan losses of $2,015 and $1,875 as of September 30, 2017 and December 31, 2016, respectively	149,955	144,264
Accrued interest receivable	693	657
Investments	897	892
Property and equipment, net	109	115
Other assets	700	427
Total assets	$160,891	$156,638
Liabilities and members’ equity
Liabilities:
NCUA borrowings	$82,712	$86,326
Notes payable, net of debt issuance costs of $57 and $78 as of September 30, 2017 and December 31, 2016, respectively	67,037	60,479
Accrued interest payable	195	173
Borrower deposits	895	117
Other liabilities	617	736
Total liabilities	151,456	147,831
Members' Equity:
Series A preferred units, 1,000,000 units authorized, 117,100 units issued and outstanding at September 30, 2017 and December 31, 2016 (liquidation preference of $100 per unit); See Note 11	11,715	11,715
Class A common units, 1,000,000 units authorized, 146,522 units issued and outstanding at September 30, 2017 and December 31, 2016; See Note 11	1,509	1,509
Accumulated deficit	(3,789)	(4,417)
Total members' equity	9,435	8,807
Total liabilities and members' equity	$160,891	$156,638

The accompanying notes are an integral part of these consolidated financial statements.

 MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Dollars in Thousands)

	2017	2016	2017	2016
Interest income:
Interest on loans	$2,393	$2,154	7,014	$6,539
Interest on interest-bearing accounts	11	7	37	22
Total interest income	2,404	2,161	7,051	6,561
Interest expense:
NCUA borrowings	531	560	1,600	1,686
Notes payable	632	490	1,805	1,432
Total interest expense	1,163	1,050	3,405	3,118
Net interest income	1,241	1,111	3,646	3,443
Provision for loan losses	32	--	180	45
Net interest income after provision for loan losses	1,209	1,111	3,466	3,398
Non-interest income:
Broker-dealer commissions and fees	503	143	735	558
Other lending income	96	101	328	297
Total non-interest income	599	244	1,063	855
Non-interest expenses:
Salaries and benefits	695	691	2,053	2,160
Marketing and promotion	81	51	123	108
Office operations	391	357	1,109	1,121
Foreclosed assets, net	--	(8)	--	(281)
Legal and accounting	77	97	352	403
Total non-interest expenses	1,244	1,188	3,637	3,511
Income before provision for income taxes	564	167	892	742
Provision for income taxes	6	6	18	17
Net income	$558	$161	874	$725

The accompanying notes are an integral part of these consolidated financial statements.

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016

(Dollars in Thousands)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$874	$725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25	15
Amortization of deferred loan fees	(373)	(265)
Amortization of debt issuance costs	90	72
Provision for loan losses	180	45
Accretion of allowance for loan losses on restructured loans	--	(5)
Accretion of loan discount	(14)	(34)
Gain on sale of loans	(135)	(122)
Gain on sale of foreclosed assets	--	(278)
Changes in:
Accrued interest receivable	(36)	(96)
Other assets	(192)	(36)
Other liabilities and accrued interest payable	594	31
Net cash provided by operating activities	1,013	52
CASH FLOWS FROM INVESTING ACTIVITIES:
Loan purchases	--	--
Loan originations	(27,515)	(27,730)
Loan sales	9,288	10,930
Loan principal collections	12,878	10,626
Foreclosed asset sales	--	2,864
Purchase of property and equipment	(17)	(9)
Net cash used by investing activities	(5,366)	(3,319)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in NCUA borrowings	(3,614)	(2,802)
Net change in notes payable	6,537	5,654
Debt issuance costs	(70)	(45)
Dividends paid on preferred units	(246)	(145)
Net cash provided by financing activities	2,607	2,662
Net decrease in cash	(1,746)	(605)
Cash at beginning of period	10,283	11,645
Cash at end of period	$8,537	$11,040
Supplemental disclosures of cash flow information
Interest paid	$3,383	$3,118
Income taxes paid	$--	$19
Transfer of foreclosed assets to investments	$--	$900
Loans made to facilitate the sale of foreclosed assets	$--	$--

The accompanying notes are an integral part of these consolidated financial statements.

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accounting and financial reporting policies of MINISTRY PARTNERS INVESTMENT COMPANY, LLC (the “Company”, “we”, or “our”) and its wholly-owned subsidiaries, Ministry Partners Funding, LLC, MP Realty Services, Inc., and Ministry Partners Securities, LLC, conform to accounting principles generally accepted in the United States and general financial industry practices.  The accompanying interim consolidated financial statements have not been audited.  A more detailed description of the Company’s accounting policies is included in our 2016 annual report filed on Form 10-K.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2017 and for the nine months ended September 30, 2017 and 2016 have been made.

Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations for the periods ended September 30, 2017 and 2016 are not necessarily indicative of the results for the full year.

1.  Summary of Significant Accounting Policies

Nature of Business

Ministry Partners Investment Company, LLC (the “Company”) was incorporated in California in 1991 as a C corporation and converted to a limited liability company (“LLC”) on December 31, 2008.  The Company is owned by a group of 11 federal and state chartered credit unions, as well as the Asset Management Assistance Center of the National Credit Union Administration (“NCUA”), none of which owns a majority of the voting equity units of the Company.  The Asset Management Assistance Center owns only Series A Preferred Units, while our credit union equity holders own both our Class A Common Units and Series A Preferred Units.  Offices of the Company are located in Brea, California.  The Company provides funds for real property secured loans as well as unsecured loans for the benefit of evangelical churches and church organizations.  The Company funds its operations primarily through the sale of debt securities, as well as through other borrowings.  When the Company was formed, substantially all of the Company’s loans were purchased from its largest equity investor, the Evangelical Christian Credit Union (“ECCU”), of Brea, California. Currently the Company primarily originates church and ministry loans independently, and also from time to time purchases loans from credit unions other than ECCU. Nearly all of the Company’s business and operations currently are conducted in California and its mortgage loan investments cover approximately 31 states, with the largest number of loans made to California borrowers.

In 2007 the Company created a wholly-owned special purpose subsidiary, Ministry Partners Funding, LLC (“MPF”).  MPF was inactive from November 30, 2009 through November 2014.  The Company has maintained MPF for use as a financing vehicle to offer, manage or sell debt securities, participate in debt financing transactions and serve as a collateral agent to hold mortgage loans for the benefit of our secured note investors.  In December 2014, the Company reactivated MPF to hold loans used as collateral for its Secured Investment Certificates.

On November 13, 2009, the Company formed a wholly-owned subsidiary, MP Realty Services, Inc., a California corporation (“MP Realty”).  MP Realty was formed to provide loan brokerage and other real estate services to churches and ministries in connection with the Company’s mortgage financing activities. On February 23, 2010, the California Department of Real Estate issued MP Realty a license to operate as a corporate real estate broker. MP Realty has conducted limited operations to date.

On April 26, 2010, the Company formed Ministry Partners Securities, LLC, a Delaware limited liability company (“MP Securities”). MP Securities was formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. Effective July 14, 2010, MP Securities was qualified to transact business in the State of California.  On March 2, 2011, MP Securities’ application for membership in the Financial Industry Regulatory Authority (“FINRA”) was approved.  In October 2012, MP Securities began acting as a selling agent for the Company’s Class A Notes offered under a registration statement declared effective by the U.S. Securities and Exchange Commission (“SEC”).  In January 2015, MP Securities began acting as a selling agent for the Company’s Class 1 Notes offering.  In November 2012, MP Securities also began selling investments in mutual funds.

In March 2013, MP Securities began selling the Company’s Series 1 Subordinated Capital Notes and 2013 International Notes. On July 11, 2013, MP Securities executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for MP Securities to provide registered investment advisory services. On September 26, 2013, MP Securities entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (“RBC Dain”), thereby enabling MP Securities to open brokerage accounts for its customers. On March 14, 2013, the Company received a resident license from the California Department of Insurance to act as an Insurance Producer under the name Ministry Partners Insurance Agency, LLC (“MPIA”).  MPIA has reached agreements with multiple insurance companies to offer their life and disability insurance products, as well as fixed and variable annuities.  MP Securities can now offer a broad scope of investment services that will enable it to better serve the Company’s clients and customers.

Due to its broad offering of products and services, MP Securities is directly regulated by the following federal and state entities:  the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the California Department of Business Oversight, and the California Department of Insurance.  In addition, MP Securities is licensed with the state insurance or securities divisions in every state in which business is conducted.  As of September 30, 2017, MP Securities was licensed to sell insurance products in 16 states and as a broker dealer firm in 23 states.

Principles of Consolidation

The consolidated financial statements include the accounts of Ministry Partners Investment Company, LLC and its wholly-owned subsidiaries, MPF, MP Realty and MP Securities.  All significant inter‑company balances and transactions have been eliminated in consolidation.

Conversion to LLC

Effective as of December 31, 2008, the Company converted its form of organization from a corporation organized under California law to a limited liability company organized under the laws of the State of California.  With the filing of Articles of Organization-Conversion with the California Secretary of State, the separate existence of Ministry Partners Investment Corporation ceased and the entity continued by operation of law under the name Ministry Partners Investment Company, LLC.

Since the conversion became effective, the Company is managed by a group of managers that provides oversight similar to the role and function that the Board of Directors performed under its previous bylaws.  Operating like a Board of Directors, the managers have full, exclusive and complete discretion, power and authority to oversee the management of Company affairs.  Instead of Articles of Incorporation and Bylaws, management structure and governance procedures are now governed by the provisions of an Operating Agreement that has been entered into by and between the Company’s managers and members.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.  The Company had no cash positions other than demand deposits as of September 30, 2017 and December 31, 2016.

A portion of the Company’s cash held at credit unions is insured by the National Credit Union Insurance Fund, while a portion of cash held at other financial institutions is insured by the Federal Deposit Insurance Corporation (“FDIC”).  The Company maintains cash that may exceed insured limits.  The Company does not expect to incur losses in its cash accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to, but are not limited to, the determination of the allowance for loan losses and the valuation of foreclosed real estate.

Investments

In December 2015, the Company finalized an agreement with Intertex Property Management, Inc., a California corporation, to enter into a joint venture to form Tesoro Hills, LLC (the “Valencia Hills Project”), a company that will develop and market property formerly classified by the Company as a foreclosed asset.  In January 2016, the Company transferred ownership in the foreclosed asset to the Valencia Hills Project as part of the agreement and reclassified the carrying value of the property on its financial statements from foreclosed assets to investments.  The Company’s initial investment in the joint venture was $900 thousand, which was equal to its carrying value in the foreclosed asset at December 31, 2015.  As of September 30, 2017, the Company’s investment in the joint venture is $897 thousand.  The Company’s investment in the joint venture is analyzed for impairment by management on a periodic basis.  Any impairment charges are recorded as a valuation allowance against the value of the asset.  Management concluded that the investment in the joint venture was not impaired as of September 30, 2017.  The Company’s share of income and expenses of the joint venture increase or decrease the Company’s investment and are recorded on the income statement as realized gains or losses on investment.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding unpaid principal balance adjusted for an allowance for loan losses, deferred loan fees and costs, and loan discounts. Interest income on loans is accrued on a daily basis using the interest method. Loan origination fees and costs are deferred and recognized as an adjustment to the related loan yield using the interest method.  Loan discounts represent interest accrued and unpaid which has been added to loan principal balances at the time the loan was restructured.  Loan discounts are accreted to interest income over the term of the restructured loan once the loan is deemed fully collectible and is no longer considered impaired.  Loan discounts also represent the differences between the purchase price on loans we purchased from third parties and the recorded principal balance of the loan.  These discounts are accreted to interest income over the term of the loan using the interest method.  Discounts are not accreted to income on impaired loans.

The accrual of interest is discontinued at the time a loan is 90 days past due. Accrual of interest can be discontinued prior to the loan becoming 90 days past due if management determines the loan is impaired.  Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The Company sets aside an allowance or reserve for loan losses through charges to earnings, which are shown in the Company’s Consolidated Statements of Income as a provision for loan losses.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of general and specific components. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  In establishing the allowance for loan losses, management considers significant factors that affect the collectability of the Company’s loan portfolio. While historical loss experience provides a reasonable starting point for the analysis, such experience by itself does not form a sufficient basis to determine the appropriate level of the allowance for loan losses. Management also considers qualitative (or environmental) factors that are likely to cause estimated credit losses associated with our existing portfolio to differ from historical loss experience, including:

-	Changes in lending policies and procedures, including changes in underwriting standards and collection;
-	Changes in national, regional and local economic and business conditions and developments that affect the collectability of the portfolio;
-	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
-	Changes in the value of underlying collateral for collateral-dependent loans; and
-	The effect of credit concentrations.

These factors are adjusted on an on-going basis. The specific component of the Company’s allowance for loan losses relates to loans that are classified as impaired.  For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

All loans in the loan portfolio are subject to impairment analysis.  The Company reviews its loan portfolio monthly by examining delinquency reports and information related to the financial condition of its borrowers and collateral value of its loans.  Through this process, the Company identifies potential impaired loans.  A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting future scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  A loan is generally deemed to be impaired when it is 90 days or more past due, or earlier when facts and circumstances indicate that it is probable that a borrower will be unable to make payments in accordance with the loan agreement.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.  When the Company modifies the terms of a loan for a borrower that is experiencing financial difficulties, a troubled debt restructuring is deemed to have occurred and the loan is classified as impaired.  Loans or portions thereof are charged off when they are determined by management to be uncollectible.  Uncollectability is evaluated periodically on all loans classified as impaired.  As the Company has an established practice of working to explore every possible means of repayment with its borrowers, it has historically not charged off a loan until the borrower has exhausted all reasonable means of making loan payments from cash flows, at which point the underlying collateral becomes subject to foreclosure.  Among other variables, management will consider factors such as the financial condition of the borrower, and the value of the underlying collateral in assessing uncollectability.

Troubled Debt Restructurings

A troubled debt restructuring is a loan for which the Company, for reasons related to a borrower’s financial difficulties, grants a concession to a borrower that the Company would not otherwise consider. A restructuring of a loan usually involves an interest rate modification, extension of the maturity date, or reduction of accrued interest owed on the loan on a contingent or absolute basis.

Loans that are renewed at below-market terms are considered to be troubled debt restructurings if the below-market terms represent a concession due to the borrower’s troubled financial condition. Troubled debt restructurings are classified as impaired loans and are measured at the present value of estimated future cash flows using the loan's effective rate at inception of the loan. The change in the present value of cash flows attributable to the passage of time is reported as interest income.  If the loan is considered to be collateral-dependent, impairment is measured based on the fair value of the collateral.

Loan Portfolio Segments and Classes

Management segregates the loan portfolio into portfolio segments for purposes of evaluating the allowance for loan losses. A portfolio segment is defined as the level at which the Company develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.

Company’s loan portfolio consists of one segment – church and ministry loans. The loan portfolio is segregated into the following portfolio classes:

Wholly-Owned First Collateral Position. This portfolio class consists of the wholly-owned loans for which the Company possesses a senior lien on the collateral underlying the loan.

Wholly-Owned Junior Collateral Position. This portfolio class consists of the wholly-owned loans for which the Company possesses a lien on the underlying collateral that is superseded by another lien on the same collateral.  This class also contains any loans that are not secured. These loans present higher credit risk than loans for which the Company possesses a senior lien due to the increased risk of loss should the loan default.

Participations First Collateral Position. This portfolio class consists of the participated loans for which the Company possesses a senior lien on the collateral underlying the loan. Loan participations present higher credit risk than wholly owned loans because the Company does not maintain full control over the disposition and direction of actions regarding the management and collection of the loans.  The lead lender directs most servicing and collection activities, and major actions must be coordinated and negotiated with the other participants, whose best interests regarding the loan may not align with those of the Company.

Participations Junior Collateral Position. This portfolio class consists of the participated loans for which the Company possesses a lien on the underlying collateral that is superseded by another lien on the same collateral.  Loan participations in the junior collateral position loans have higher credit risk than wholly owned loans and participated loans where the Company possesses a senior lien on the collateral.  The increased risk is the result of the factors presented above relating to both junior lien positions and participations.

Credit Quality Indicators

The Company’s policies provide for the classification of loans that are considered to be of lesser quality as watch, special mention, substandard, doubtful, or loss assets. Special mention assets exhibit potential or actual weaknesses that present a higher potential for loss under certain conditions.  An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently existing facts, conditions and values. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose the Company to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are designated as watch.  Loans designated as watch are considered pass loans.

The Company has established a standard loan grading system to assist management and review personnel in their analysis and supervision of the loan portfolio.  The loan grading system is as follows:

Pass: The borrower has sufficient cash to fund debt services.  The borrower may be able to obtain similar financing from other lenders with comparable terms.  The risk of default is considered low.

Watch: These loans exhibit potential or developing weaknesses that deserve extra attention from credit management personnel. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay the debt in the future.  Loans graded Watch must be reported to executive management and the Board of Managers.  Potential for loss under adverse circumstances is elevated, but not foreseeable.  Watch loans are considered pass loans.

Special mention: These credit facilities exhibit potential or actual weaknesses that present a higher potential for loss under adverse circumstances, and deserve management’s close attention. If uncorrected, these weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Substandard: Loans and other credit extensions bearing this grade are considered to be inadequately protected by the current net assets and debt service capacity of the borrower or of any pledged collateral. These obligations, even if apparently protected by collateral value, have well-defined weaknesses related to adverse financial, managerial, economic, ministry or governance related deficiencies, or environmental conditions which have clearly jeopardized repayment of principal and interest as originally intended. Furthermore, there is the possibility that some future loss will be sustained if such weaknesses are not corrected.

Doubtful: This classification consists of loans that display the properties of substandard loans with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values. The probability of some loss is very high, but because of certain important and reasonably specific factors, the amount of loss cannot be exactly determined. Such pending factors could include merger or liquidation, additional capital injection, refinancing plans, or perfection of liens on additional collateral.

Loss: Loans in this classification are considered uncollectible and cannot be justified as a viable asset. This classification does not mean the loan has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off this loan even though partial recovery may be obtained in the future.

Foreclosed Assets

Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost.  After foreclosure, valuations are periodically performed by management, and foreclosed assets held for sale are carried at the lower of cost or fair value, less estimated costs of disposal.  Any write-down to fair value just prior to the transfer to foreclosed assets is charged to the allowance for loan losses.  The Company’s real estate assets acquired through foreclosure or other proceedings are evaluated regularly to ensure that the recorded amount is supported by its current fair value and that valuation allowances to reduce the varying amount to fair value less estimated costs of disposal are recorded as necessary.  Revenue and expense from the operation of the Company’s foreclosed assets and changes in the valuation allowance are included in net expenses from foreclosed assets. When the foreclosed property is sold, a gain or loss is recognized on the sale for the difference between the sales proceeds and the carrying amount of the property.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to have been surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company, from time to time, sells participation interests in mortgage loans it has originated or acquired. In order to recognize the transfer of a portion of a financial asset as a sale, the transferred portion and any portion that continues to be held by the transferor must represent a participating interest, and the transfer of the participating interest must meet the conditions for surrender of control. To qualify as a participating interest: (i) each portion of a financial asset must represent a proportionate ownership interest in an entire financial asset, (ii) from the date of transfer, all cash flows received from the entire financial asset must be divided proportionately among the participating interest holders in an amount equal to their share of ownership; (iii) the transfer must be made on a non-recourse basis (other than standard representations and warranties made under the loan participation sale agreement) to, or subordination by, any participating interest holder; and (iv) no party has the right to pledge or exchange the entire financial asset. If the participating interest or surrender of control criteria is not met, the transaction is accounted for as a secured borrowing arrangement.

Under some circumstances, when the Company sells participations in wholly owned loans receivable that it services, it retains a servicing asset that is initially measured at fair value.  As quoted market prices are generally not available for these assets, the Company estimates fair value based on the present value of future expected cash flows associated with the loan receivable.  The Company amortizes servicing assets over the life of the associated receivable using the interest method.  Any gain or loss recognized on the sale of loans receivable depends in part on both the previous carrying amount of the financial assets involved in the sale, allocated between the assets sold and the interests that continue to be held by the Company based on their relative fair value at the date of transfer, and the proceeds received.

Property and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years.

Debt Issuance Costs

Debt issuance costs are related to borrowings from financial institutions as well as public offerings of unsecured notes, and are amortized into interest expense over the contractual terms of the debt using the straight-line method.

Employee Benefit Plan

Contributions to the qualified employee retirement plan are recorded as compensation cost in the period incurred.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Therefore, income and expenses of the Company are passed through to its members for tax reporting purposes.  According to its operating agreement, the Valencia Hills Project, a joint venture in which the Company has an investment, has also elected to be treated as a partnership for income tax purposes.

The Company uses a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken in a tax return. Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (vii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The guidance requires companies to apply the requirements in the year of adoption, through cumulative adjustment while the guidance related to equity securities without readily determinable fair values, should be applied prospectively. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet, the new ASU 2016-02 will require both types of leases to be recognized on the balance sheet. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The guidance requires companies to apply the requirements in the year of adoption using a modified retrospective approach. The Company is currently evaluating the potential impact of the pending adoption of ASU 2016-02 on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, “Investments – Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting.”  ASU 2016-07 simplifies the accounting for entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence in the investment.  This ASU eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in ownership interest or degree of influence, the investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis.  The cost of acquiring the additional interest is added to the current basis of the investor’s previously held interest.  The Company is currently evaluating the impact that ASU 2016-07 will have on its consolidated statements of financial position or financial statement disclosures.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The guidance requires companies to apply the requirements in the year of adoption through cumulative adjustment with some aspects of the update requiring a prospective transition approach. The Company is currently evaluating the potential impact of the pending adoption of ASU 2016-13 on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force).” ASU 2016-15 is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 addresses eight classification issues related to the statement of cash flows: (i) debt prepayment or debt extinguishment, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method invitees, (vii) beneficial interest in securitizations transactions, and (viii) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The guidance requires companies to apply the requirements retrospectively to all prior periods presented. If it is impracticable for a company to apply ASU 2016-15 retrospectively, requirements may be applied prospectively as of the earliest date practicable. The Company is currently evaluating the potential impact of the pending adoption of ASU 2016-15 on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective, and permits the use of either a full retrospective method or a retrospective with cumulative effect transition method. The ASU will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. In December 2016, FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which is intended to provide clarification of aspects of the guidance issued in ASU 2014-09. ASU 2016-20 addresses (i) loan guarantee fees, (ii) impairment testing of contract costs, (iii) provisions for losses on construction-type and production-type contracts, and (iv) various disclosures. ASU 2016-20 is effective concurrently with ASU 2014-09. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is currently evaluating the potential impact of the pending adoption of ASU 2016-20 on its consolidated financial statements, and has not yet identified which transition method will be applied upon adoption.

The Company’s revenue is mainly comprised of interest income on financial instruments, which is explicitly excluded from the scope of ASU 2014-09. However, management is currently evaluating the potential impact that the ASU may have on the financial statements with regard to certain types of non-interest income.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” which is intended to provide clarification of aspects of the guidance issued in ASU 2014-09. ASU 2016-20 addresses (i) loan guarantee fees, (ii) impairment testing of contract costs, (iii) provisions for losses on construction-type and production-type contracts, and (iv) various disclosures. ASU 2016-20 is effective concurrently with ASU 2014-09 which we are required to adopt in the first quarter of fiscal year 2018. Early adoption is permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company is currently evaluating the potential impact of the pending adoption of ASU 2016-20 on its consolidated financial statements, and has not yet identified which transition method will be applied upon adoption.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted for (i) transactions which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance, or (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The guidance requires companies to apply the requirements prospectively. ASU 2017-01 is not expected to have a significant impact on the Company’s consolidated financial statements.

2.  Pledge of Cash

Occasionally, the Company will pledge cash as collateral for its borrowings or its secured notes offered under a $85 million private offering memorandum (the “Secured Notes”). This cash is considered restricted cash.  At December 31, 2016, $600 thousand was pledged as collateral for the outstanding Secured Notes.  The Company had no cash pledged as collateral for its Secured Notes or its NCUA borrowings at September 30, 2017.

3.  Related Party Transactions

Transactions with Equity Owners

The Company maintains a portion of its cash funds at ECCU, its largest equity investor, and also at ACCU. Total funds held with ECCU were $616 thousand and $1.2 million at September 30, 2017 and December 31, 2016, respectively; total funds held with ACCU were $3.9 million and $4.7 million at September 30, 2017 and December 31, 2016, respectively. Interest earned on funds held with ECCU totaled $4.7 thousand and $14.0 thousand for the nine months ended September 30, 2017 and 2016, respectively. Interest earned on funds held with ACCU totaled $19.0 thousand and $1.6 thousand for the nine months ended September 30, 2017 and 2016, respectively.

The Company leases physical facilities and purchase other services from ECCU pursuant to a written lease and services agreement. Charges of $95 thousand and $80 thousand for the nine months ended September 30, 2017 and 2016, respectively, were incurred for these services and are included in office operations expense. The method used to arrive at the periodic charge is based on the fair market value of services provided.  The Company believes that this method is reasonable.

In the past, the Company has purchased mortgage loans, including loan participation interests from ECCU, its largest equity owner, and also from ACCU.  During the nine month periods ended September 30, 2017 and for the year ending December 31, 2016, the Company did not purchase any loans from either ECCU or ACCU.  With regard to loans purchased from ECCU in prior years, the Company recognized $352 thousand and $452 thousand of interest income during the nine months ended September 30, 2017 and 2016, respectively.  ECCU currently acts as the servicer for  seven of the 167 loans held in the Company’s loan portfolio.  Under the terms of the loan servicing agreement the Company entered into with ECCU, a servicing fee of 65 basis points is deducted from the interest payments it receives on wholly-owned loans ECCU services on its behalf.  In lieu of a servicing fee, loan participations the Company purchased from ECCU generally have pass-through rates which are up to 75 basis points lower than the loan’s contractual rate.  The Company negotiated the pass-through interest rates with ECCU on a loan by loan basis.  At September 30, 2017, the Company’s investment in wholly-owned loans serviced by ECCU totaled $0, while its investment in loan participations serviced by ECCU totaled $9.2 million. The final wholly-owned MPIC loan serviced by ECCU was refinanced out of the portfolio in May of 2017. With regard to loans purchased from ACCU in prior years, the Company recognized $66 thousand and $69 thousand of interest income during the nine months ended September 30, 2017 and for the year ending December 31, 2016, respectively. ACCU currently acts as the servicer for two of  the 167 loans held in the Company’s loan portfolio. The Company negotiated servicing fees that range between 50-75 basis points with ACCU on a loan by loan basis. At September 30, 2017, the Company’s investment in loan participations serviced by ACCU totaled $1.7 million.

On October 6, 2014, MP Securities, the Company’s wholly-owned subsidiary, entered into a Networking Agreement with ECCU pursuant to which MP Securities will assign one or more registered sales representatives to one or more locations designated by ECCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ECCU’s members. MP Securities has agreed to offer only those investment products and services that have been approved by ECCU or its Board of Directors and comply with applicable investor suitability standards required by federal and state securities laws and regulations. MP Securities offers these products and services to ECCU members in accordance with NCUA rules and regulations and in compliance with its membership agreement with FINRA. MP Securities has agreed to compensate ECCU for permitting it to use the designated location to offer such products and services to ECCU’s members under an arrangement that will entitle ECCU to be paid a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ECCU members.  The Networking Agreement may be terminated by either ECCU or MP Securities without cause upon thirty days prior written notice.  MP Securities paid $19 thousand and $65 thousand to ECCU under the terms of this agreement during the nine months ended September 30, 2017 and 2016, respectively.

On April 8, 2016, the Company and ECCU entered into a Master Services Agreement (the “Services Agreement”), pursuant to which the Company will provide marketing, member and client services, operational and reporting services to ECCU commencing on the effective date of the Services Agreement and ending on December 31, 2016; provided, however, that unless either party provides at least thirty (30) days written notice to the other party prior to its expiration, the agreement will automatically renew for successive one year periods.  The agreement was automatically renewed for the year ended December 31, 2017. Either party may terminate the Services Agreement for any reason by providing thirty (30) days prior written notice.  The Company has agreed to assign a designated service representative which must be approved by ECCU in performing its duties under the Agreement.  Pursuant to the terms of the Services Agreement, the Company will make visits, deliver reports, provide marketing, educational and loan related services to ECCU’s members, borrowers, leads, referral sources and contacts in the southeast region of the United States.  For the nine months ended September 30, 2017 and 2016, the Company recognized $41 thousand and $45 thousand, respectively, in income as a result of this agreement.

On October 5, 2016, the Company entered into a Successor Servicing Agreement with ECCU pursuant to which the Company has agreed to serve as the successor loan servicing agent for certain mortgage loans designated by ECCU in the event ECCU requests that the Company assume its obligation to act as the servicing agent for those loans.  The term of the Agreement is for a period of three years.  For the nine months ended September 30, 2017, the Company recognized $7 thousand in income as a result of this agreement.

On April 15, 2016, Mendell Thompson was appointed to the Company’s Board of Managers.  Mr. Thompson currently serves as President and Chief Executive Officer of America’s Christian Credit Union (“ACCU”).  The Company has sold $8.7 million in loan participations to ACCU since 2011, including $5.9 million during the nine month period ended September 30, 2017.  As of September 30, 2017, the outstanding balance of loan participations sold to ACCU is $7.5 million.

In addition, the Company’s wholly-owned subsidiary, MP Securities has a Networking Agreement with ACCU pursuant to which MP Securities will assign one or more registered sales representatives to one or more locations designated by ACCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ACCU’s members. MP Securities has agreed to offer only those investment products and services that have been approved by ACCU or its Board of Directors and comply with applicable investor suitability standards required by federal and state securities laws and regulations. MP Securities offers these products and services to ACCU members in accordance with NCUA rules and regulations and in compliance with its membership agreement with FINRA. MP Securities has agreed to compensate ACCU for permitting it to use the designated location to offer such products and services to ACCU’s members under an arrangement that will entitle ACCU to be paid a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ACCU members.  The Networking Agreement may be terminated by either ACCU or MP Securities without cause upon thirty days prior written notice.  MP Securities paid $173 thousand and $65 thousand to ACCU under the terms of this agreement during the nine months ended September 30, 2017 and 2016, respectively.  The terms of this agreement have not changed as a result of Mr. Thompson’s appointment to the Company’s Board of Managers.

On May 4, 2017, ACCU acquired 12,000 Class A Units and 12,000 Series A Preferred Units of the Company’s Class A Common Units and Series A Preferred Units, respectively, which represents 8.19% of the Company’s issued and outstanding Class A Units and 10.25% of the Company’s issued and outstanding Series A Preferred Units from Financial Partners Credit Union, a California state chartered credit union (“FPCU”).  The Company’s Board of Managers approved ACCU’s purchase of the Membership Units from FPCU and has consented to ACCU’s request to be admitted as a new member of the Company.  ACCU’s purchase of the Class A Units and Series A Preferred Units was consummated pursuant to a privately negotiated transaction.

On August 14, 2017, The Company and ACCU entered into a Master Services Agreement (the “ACCU Services Agreement”), pursuant to which the Company will provide marketing, member and client services, operational and reporting services to ACCU commencing on the effective date of the ACCU Services Agreement and ending on February 15, 2018, provided, however, that the agreement will automatically renew for successive one year periods. Either party may terminate the ACCU Services Agreement for any reason by providing thirty (30) days prior written notice. The Company has agreed to assign a designated representative which must be approved by ACCU in performing its duties under the Agreement. Pursuant to the terms of the ACCU Services Agreement, the Company will make visits, deliver reports, provide marketing, educational and loan related services to ACCU members, borrowers, leads, referral sources and contacts in the Western region of the United States. Due to the timing of the reporting period for the nine month period ended September 30, 2017, the Company has not yet recognized any income as a result of this agreement.

On August 14, 2013, the Company entered into a Loan Participation Agreement with Western Federal Credit Union, which has since changed its name to UNIFY Financial Credit Union (“UFCU”).  UFCU is an owner of both the Company’s Class A Common Units and Series A Preferred Units.  Under this agreement, the Company sold UFCU a $5.0 million loan participation interest in one of its mortgage loan interests.  As part of this agreement, the Company retained the right to service the loan, and it charges UFCU 50 basis points for servicing the loan.

Transactions with Subsidiaries

The Company has entered into a selling agreement with its wholly-owned subsidiary, MP Securities, pursuant to which MP Securities will sell its Series 1 Subordinated Capital Notes (the “Subordinated Capital Notes”) and its 2013 International Notes (the “International Notes”).  The Company has transitioned its compensation arrangement with MP Securities to an assets under management fee that will pay MP Securities a fee equal to 1% of the outstanding balances of the Subordinated Capital Notes and International Notes; subject, however, to a maximum gross dealer compensation of 2.5%.  The Company will pay MP Securities no selling commissions on any new sales of the Company’s Subordinated Capital Notes and International Notes.  MP Securities will receive an assets-under-management fee equal to 1% of the outstanding balances of our Subordinated Capital Notes and International Notes, determined on a monthly basis; subject however, to a maximum gross dealer compensation of 2.50% assessed on any notes sold prior to July 1, 2017.  The Company reserves the right to waive, reduce, or suspend payment of this assets under management fee at any time.  At no time will the compensation paid to MP Securities as an assets under management fee be assessed on a Subordinated Capital Note or International Note purchased prior to July 1, 2017 when a 2.5% commission was previously paid on the purchase transaction.  In addition, no assets under management fee will be assessed on any note purchased prior to July, 2017 once the total compensation paid to MP Securities resulting from the purchase of such note reaches 2.5%.  For each sale of a Subordinated Capital Notes and International Note, the Company will pay a 0.50% processing fee on the purchase of a note, payable at closing of a purchase of a note.

The Company has also entered into a Managing Participating Broker Agreement with MP Securities pursuant to which MP Securities will act as the managing broker for the offering of its Class 1 Notes under a registered offering made under the Securities Act of 1933, as amended  (the “Class 1 Notes”).  As the managing participating broker, MP Securities will maintain sales records, process and approve investor applications, conduct retail and wholesale marketing activities for sales of the Class 1 Notes and undertake its own due diligence review of the offering.  MP Securities does not serve as a lead underwriter or syndicate manager for the offering.

Under the terms of the Amended and Restated Managing Participating Broker Dealer Agreement (the “MPB Agreement”) entered into with MP Securities, no selling commission will be paid when the sale of a Class 1 Note occurs.  No commissions are paid on the accrued interest deferred and added to the principal balance of a Class 1 Note when an investor elects to defer interest received on a Class 1 Note.

On May 5, 2017, the Company and MP Securities entered into the MPB Agreement pursuant to which MP Securities will no longer be paid a selling commission upon the sale of a Class 1 Note.  Under the MPB Agreement, we compensate MP Securities with an assets under management fee equal to 1% of the outstanding balances of our Class 1 Notes; provided, however, that the maximum total compensation paid to MP Securities during the period a Class 1 Note is held does not exceed 5.5%.  The Company also pays a .50% processing fee on the purchase of a Class 1 Note.  The processing fee is assessed on the initial purchase of the Class 1 Note.  No processing fee will be assessed on any withdrawals or requests for liquidation of a Class 1 Note.  In the event an investor increases the amount invested in one of our variable interest earnings notes under our Class 1 Notes offering (the “Variable Series Note(s)”), no additional processing fee will be paid to MP Securities.

In connection with the Company’s Secured Note offering, it has engaged MP Securities to act as its managing broker for the offering.  Effective as of September 1, 2017, the Company has transitioned to an assets under management fee compensation model for all sales made by MP Securities of the Secured Notes.  Under the assets under management fee compensation structure, MP Securities will be paid a fee equal to 1% of the outstanding balances of our Secured Notes; provided, however, that the maximum amount of fees assessed will not exceed 5% of the Secured Note investment.  The Company will also pay MP Securities a .50% processing fee on the purchase of a Secured Note.

In addition, the Company has signed an Administrative Services Agreement with MP Securities which stipulates that it will provide certain services to MP Securities.  These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services.  In December 2015, the Company agreed to waive and abate MP Securities’ obligation to pay the Company for these services for a limited period of time not to exceed twelve months and subject to a maximum expense abatement of $250 thousand.  Pursuant to resolutions adopted by the Board of Managers in November 2016, the Board authorized the officers of the Company to extend the terms of this agreement for an additional twelve month period.  No abatements have been requested by MP Securities nor granted by the Company for the nine month period ended September 30, 2017 or the year ended December 31, 2016.

Pursuant to a Loan and Security Agreement, dated December 15, 2014, entered into by and among the Company, MPF and the holders of its Secured Notes (the “Loan Agreement”), MPF serves as the collateral agent for the Company’s Secured Notes.  The Company will pledge and deliver mortgage loans and cash to MPF to serve as collateral for the Secured Notes.  As custodian and collateral agent for the Secured Notes, MPF will monitor the Company’s compliance with the terms of the Loan Agreement, take possession of, hold, operate, manage or sell the collateral conveyed to MPF for the benefit of the Secured Note holders.  MPF is further authorized to pursue any remedy at law or in equity after an event of default occurs under the Loan Agreement.

From time to time, the Company’s Board and members of its executive management team have purchased investor notes from the Company or have purchased investment products through MP Securities. Investor notes payable to related parties totaled $89 thousand and $53 thousand at September 30, 2017 and December 31, 2016, respectively.

To assist in evaluating any related transactions the Company may enter into with a related party, the Board has adopted a Related Party Transaction Policy. Under this policy, a majority of the members of the Company’s Board and majority of its independent Board members must approve a material transaction that is entered into with a related party.  As a result, all transactions that the Company undertakes with an affiliate or related party are on terms believed by its management to be no less favorable than are available from unaffiliated third parties and are approved by a majority of its independent Board members.

4.  Loans Receivable and Allowance for Loan Losses

The Company originates church mortgage loans, participates in church mortgage loans and also purchases entire church mortgage loans.  The loans fall into four classes: whole loans for which the Company possesses the first collateral position, whole loans that are either unsecured or for which the Company possesses a junior collateral position, participated loans for which the Company possesses the first collateral position and participated loans for which the Company possesses a junior collateral position.  All of the loans are made to various evangelical churches and ministry related organizations, primarily to purchase, refinance, construct or improve facilities. Loan maturities extend through 2027. Loans yielded a weighted average of 6.32% and 6.28% as of September 30, 2017 and December 31, 2016,

respectively. A summary of the Company’s mortgage loans owned as of September 30, 2017 and December 31, 2016 is as follows (dollars in thousands):

	September 30,	December 31
	2017	2016

Loans to evangelical churches and related organizations:
Real estate secured	$152,343	$146,743
Unsecured	1,458	1,239
Total loans	153,801	147,982

Deferred loan fees, net	(954)	(980)
Loan discount	(877)	(863)
Allowance for loan losses	(2,015)	(1,875)
Loans, net	$149,955	$144,264

Allowance for Loan Losses

The Company has established an allowance for loan losses of $2.01 million and $1.87 million as of September 30, 2017 and December 31, 2016 for loans held in its mortgage portfolio. For the nine months ended September 30, 2017 and the year ended December 31, 2016, the Company recorded $40 thousand and $20 thousand, respectively, in charge-offs on its mortgage loan investments. Management believes that the allowance for loan losses as of September 30, 2017 and December 31, 2016 is appropriate.

Changes in the allowance for loan losses for the nine month period ended September 30, 2017 and the year ended December 31, 2016 are as follows (dollars in thousands):

	Nine months ended	Year ended
	September 30, 2017	December 31, 2016

Balance, beginning of period	$1,875	$1,785
Provision for loan loss	180	113
Chargeoffs	(40)	(20)
Recoveries	--	2
Accretion of allowance related to restructured loans	--	(5)
Balance, end of period	$2,015	$1,875

The Company’s loan portfolio is comprised of one segment – church and ministry loans. The loans fall into four classes: whole loans for which the Company possesses the first collateral position, whole loans that are either unsecured or for which the Company possesses a junior collateral position, participated loans for which the Company possesses the first collateral position, and participated loans for which the Company possesses a junior collateral position.

Loans by portfolio segment (church loans) and the related allowance for loan losses are presented below. Loans and the allowance for loan losses are further segregated by impairment methodology (dollars in thousands).

Loans and Allowance for Loan Losses (by segment)

	As of

	September 30, 2017	December 31, 2016

Loans:
Individually evaluated for impairment	$8,361	$8,878
Collectively evaluated for impairment	145,440	139,104
Balance	$153,801	$147,982

Allowance for loan losses:
Individually evaluated for impairment	$1,165	$1,072
Collectively evaluated for impairment	850	803
Balance	$2,015	$1,875

The Company has established a standard loan grading system to assist management and loan review personnel in their analysis and supervision of the loan portfolio.  The following table is a summary of the loan portfolio credit quality indicators by loan class at September 30, 2017 and December 31, 2016, which is the date on which the information was updated for each credit quality indicator (dollars in thousands):

Credit Quality Indicators (by class)
As of September 30, 2017
	Wholly-Owned First	Wholly-Owned Junior	Participation First	Participation Junior	Total

Grade:
Pass	$113,358	$5,669	$12,765	$--	$131,792
Watch	13,579	--	69	--	13,648
Special mention	2,143	--	--	--	2,143
Substandard	6,020	198	--	--	6,218
Doubtful	--	--	--	--	--
Loss	--	--	--	--	--
Total	$135,100	$5,867	$12,834	$--	$153,801

Credit Quality Indicators (by class)
As of December 31, 2016
	Wholly-Owned First	Wholly-Owned Junior	Participation First	Participation Junior	Total

Grade:
Pass	$109,744	$5,600	$10,590	$--	$125,934
Watch	12,950	--	220	--	13,170
Special mention	2,334	--	--	--	2,334
Substandard	6,339	205	--	--	6,544
Doubtful	--	--	--	--	--
Loss	--	--	--	--	--
Total	$131,367	$5,805	$10,810	$--	$147,982

The following table sets forth certain information with respect to the Company’s loan portfolio delinquencies by loan class and amount at September 30, 2017 and at December 31, 2016 (dollars in thousands):

Age Analysis of Past Due Loans (by class)
As of September 30, 2017
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or more and Accruing
Church loans:
Wholly-Owned First	$3,755	$686	$1,752	$6,193	$133,080	$139,273	$--
Wholly-Owned Junior	2,333	--	--	2,333	4,786	7,119	--
Participation First	--	--	--	--	7,409	7,409	--
Participation Junior	--	--	--	--	--	--	--
Total	$6,088	$686	$1,752	$8,526	$145,275	$153,801	$--

Age Analysis of Past Due Loans (by class)
As of December 31, 2016
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or more and Accruing
Church loans:
Wholly-Owned First	$3,598	$886	$1,334	$5,818	$125,549	$131,367	$--
Wholly-Owned Junior	--	--	--	--	5,805	5,805	--
Participation First	1,358	--	--	1,358	9,452	10,810	--
Participation Junior	--	--	--	--	--	--	--
Total	$4,956	$886	$1,334	$7,176	$140,806	$147,982	$--

The following tables are summaries of impaired loans by loan class as of and for the nine months ended September 30, 2017 and 2016, and the year ended December 31, 2016, respectively.  The unpaid principal balance reflects the contractual principal outstanding on the loan less interest payments recorded against principal on collateral-dependent loans. The net loan principal balance reflects the unpaid principal balance less specific allowances recorded against impaired loans.  The net recorded investment in impaired loans reflects the loan principal balance less discounts (dollars in thousands):

Impaired Loans (by class)
As of September 30, 2017
	Unpaid Principal Balance	Related Allowance	Net Loan Principal Balance	Discount	Net Recorded Investment
With no allowance recorded:
Church loans:
Wholly-Owned First	$4,096	$--	$4,096	$425	$3,671
Wholly-Owned Junior	198	--	198	11	187
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--
With an allowance recorded:
Church loans:
Wholly-Owned First	4,068	1,165	2,903	319	2,584
Wholly-Owned Junior	--	--	--	--	--
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--
Total:
Church loans	$8,362	$1,165	$7,197	$755	$6,442

	For the three months ended September 30, 2017		For the nine months ended September 30, 2017
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Church loans:
Wholly-Owned First	$3,725	$--	$3,764	$--
Wholly-Owned Junior	188	2	189	6
Participation First	--	--	--	--
Participation Junior	--	--	--	--
With an allowance recorded:
Church loans:
Wholly-Owned First	2,618	--	2,700	--
Wholly-Owned Junior	--	--	--	--
Participation First	--	--	--	--
Participation Junior	--	--	--	--
Total:
Church loans	$6,531	$2	$6,653	$6

Impaired Loans (by class)
As of December 31, 2016
	Unpaid Principal Balance	Related Allowance	Net Loan Principal Balance	Discount	Net Recorded Investment
With no allowance recorded:
Church loans:
Wholly-Owned First	$4,346	$--	$4,346	$425	$3,921
Wholly-Owned Junior	205	--	205	11	194
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--
With an allowance recorded:
Church loans:
Wholly-Owned First	4,327	1,072	3,255	319	2,936
Wholly-Owned Junior	--	--	--	--	--
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--
Total:
Church loans	$8,878	$1,072	$7,806	$756	$7,050

	For the year ended December 31, 2016
	Average Recorded Investment	Interest Income Recognized

With no allowance recorded:
Church loans:
Wholly-Owned First	$4,085	$31
Wholly-Owned Junior	198	--
Participation First	--	--
Participation Junior	--	--

With an allowance recorded:
Church loans:
Wholly-Owned First	4,181	13
Wholly-Owned Junior	--	--
Participation First	--	--
Participation Junior	--	--
Total:
Church loans	$8,464	$44

Impaired Loans (by class)
As of September 30, 2016
	Unpaid Principal Balance	Related Allowance	Net Loan Principal Balance	Discount	Net Recorded Investment
With no allowance recorded:
Church loans:
Wholly-Owned First	$1,723	$--	$1,723	$160	$1,562
Wholly-Owned Junior	--	--	--	--	--
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--
With an allowance recorded:
Church loans:
Wholly-Owned First	6,414	783	5,631	585	5,096
Wholly-Owned Junior	3,266	407	2,859	56	3,803
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--
Total:
Church loans	$11,403	$1,190	$10,213	$801	$9,412

	For the three months ended September 30, 2016		For the nine months ended September 30, 2016
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Church loans:
Wholly-Owned First	$1,588	$--	$1,644	$--
Wholly-Owned Junior	--	--	--	--
Participation First	--	--	--	--
Participation Junior	--	--	--	--

With an allowance recorded:
Church loans:
Wholly-Owned First	5,875	--	6,006	--
Wholly-Owned Junior	3,217	38	3,238	116
Participation First	--	--	--	--
Participation Junior	--	--	--	--
Total:
Church loans	$10,680	$38	$10,888	$116

A summary of nonaccrual loans by loan class at September 30, 2017 and December 31, 2016 is as follows (dollars in thousands):

Loans on Nonaccrual Status (by class)
As of September 30, 2017

Church loans:
Wholly-Owned First	$10,657
Wholly-Owned Junior	216
Participation First	--
Participation Junior	--
Total	$10,873

Loans on Nonaccrual Status (by class)
As of December 31, 2016

Church loans:
Wholly-Owned First	$8,673
Wholly-Owned Junior	205
Participation First	--
Participation Junior	--
Total	$8,878

No loans were restructured during the three month period ended September 30, 2017. The following table presents a summary of loans the Company restructured during the nine months ended September 30, 2017 and 2016.

Troubled Debt Restructurings (by class)
For the nine months ended September 30, 2017

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment At Period End

Church loans:
Wholly-Owned First	2	$1,291	$1,291	$1,291
Wholly-Owned Junior	--	--	--	--
Participation First	--	--	--	--
Participation Junior	--	--	--	--
Total	2	$1,291	$1,291	$1,291

Troubled Debt Restructurings (by class)
For the nine months ended September 30, 2016

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment At Period End

Church loans:
Wholly-Owned First	1	$944	$944	$939
Wholly-Owned Junior	--	--	--	--
Participation First	--	--	--	--
Participation Junior	--	--	--	--
Total	1	$944	$944	$939

The Company restructured two loans and one loan during the nine month periods ended September 30, 2017 and 2016, respectively. For the two loans restructured during the nine months ended September 30, 2017, the Company modified payment terms but did not add any accrued interest or other amounts to either loan. For the one loan restructured during the nine months ended September 30, 2016, the Company added unpaid accrued interest outstanding to the loan balance and offset this with a corresponding discount of the same amount. The Company also lowered the interest rate on the loan and extended the loan’s maturity date.

None of the loans restructured during the nine months ended September 30, 2017 defaulted during the period.

Loans modified in a troubled debt restructuring are closely monitored for delinquency as an early indicator for future default.  If loans modified in a troubled debt restructuring subsequently default, management evaluates such loans for potential further impairment.  As a result of this evaluation, specific reserves may be increased or adjustments may be made in the allocation of reserves.

As of September 30, 2017, no additional funds were committed to be advanced in connection with loans modified in troubled debt restructurings.

5.  Investments

The Company’s investments at September 30, 2017 consist of an ownership interest in a joint venture, the Valencia Hills Project.  The Company’s ownership interest is equal to the value of its initial investment in the joint venture which consisted of a $900 thousand property that was previously foreclosed on by the Company.  The joint venture incurred $6 thousand in gains for the nine months ended September 30, 2017.  As of September 30, 2017, the value of the Company’s investment in the joint venture is $897 thousand.  Management has conducted an evaluation of the investment as of September 30, 2017 and has determined that the investment is not impaired.  The Company’s investment in the joint venture was $892 thousand at December 31, 2016.  For the year ended December 31, 2016, property taxes paid on the real property owned by the joint venture was expensed on the 2016 financial statements, but was capitalized as an asset as of September 30, 2017.  As a result, the value of the investment was increased from $892 thousand at December 31, 2016 to $897 thousand as of September 30, 2017.

6.  Foreclosed Assets

The Company’s investment in foreclosed assets was zero at September 30, 2017 and at December 31, 2016.  The Company did not record any loss provisions on foreclosed assets during the nine months ended September 30, 2017.

Foreclosed assets are presented net of an allowance for losses.  An analysis of the allowance for losses on foreclosed assets is as follows for the period ended December 31, 2016 (dollars in thousands):

Allowance for Losses on Foreclosed Assets for the year ended December 31, 2016

Balance, beginning of period	$1,111
Provision for losses	(6)
Charge-offs	(1,111)
Recoveries	6
Balance, end of period	$--

Expenses (income) applicable to foreclosed assets include the following (dollars in thousands):

Foreclosed Asset Expenses (Income) for the three months ended September 30, 2016

Net loss (gain) on sale of real estate	$--
Provision for losses	--
Operating expenses, net of rental income	(8)
Net expense (income)	$(8)

Foreclosed Asset Expenses (Income) for the nine months ended September 30, 2016

Net loss (gain) on sale of real estate	$(278)
Provision for losses	(6)
Operating expenses, net of rental income	3
Net expense (income)	$(281)

7.  Loan Participation Sales

During the nine months ended September 30, 2017, the Company sold participations in six church loans totaling $9.3 million while retaining servicing responsibilities on the loans.  As a result of these sales, the Company recorded servicing assets totaling $177 thousand.  During the year ended December 31, 2016, the Company sold participations in eight church loans totaling $14.3 million.  As a result of these sales, the Company recorded servicing assets totaling $155 thousand.  Servicing assets are amortized using the interest method as an adjustment to servicing fee income.  Amortization totaled $80 thousand for the nine months ended September 30, 2017.

A summary of servicing assets for the nine months ended September 30, 2017 and 2016, and the year ended December 31, 2016 is as follows (dollars in thousands):

	For the nine months ended		For the year ended
	September, 30		December 31,
	2017	2016	2016
Balance, beginning of period	$258	$186	$186
Additions:
Servicing obligations from sale of loan participations	177	140	155
Subtractions:
Amortization	(80)	(66)	(83)
Balance, end of period	$355	$260	$258

8. Premises and Equipment

Premises and equipment consist of the following at September 30, 2017 and December 31, 2016 (dollars in thousands):

	As of September 30,	As of December 31,
	2017	2016

Furniture and office equipment	$484	$468
Computer system	222	222
Leasehold improvements	25	25
Total premises and equipment	731	715
Less accumulated depreciation and amortization	(622)	(600)
Premises and equipment, net	$109	$115

Depreciation and amortization expense for the nine months ended September 30, 2017 and 2016 amounted to $25 thousand and $9 thousand, respectively.

9.  NCUA Borrowings

Members United Facility

On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Members United Corporate Federal Credit Union (“Lender”) entered into an $87.3 million credit facility refinancing transaction (the “MU Credit Facility”).  The MU Credit Facility replaced the original $100 million CUSO Line entered into by and between the Company and Members United Corporate Federal Credit Union on May 7, 2008.  Accrued interest is due and payable monthly in arrears on the MU Credit Facility on the first day of each month at the lesser of the maximum interest rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the MU Credit Facility may not be re-borrowed.  On March 30, 2015, the Company and the NCUA entered into an agreement to amend to the Loan and Security Agreement (the “LSA Amendments”) for both the MU Credit Facility and the $23.5 million credit facility the Company has with the National Credit Union Administration as Liquidating Agent of Western Federal Credit Untion (the “WesCorp Credit Facility”).  The LSA Amendments altered the collateral requirements on both facilities, as well as some of the Company’s reporting requirements to the NCUA.  The balance of the MU Credit Facility was $64.3 million and $67.1 million at September 30, 2017 and December 31, 2016, respectively.  Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $450 thousand, and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The MU Credit Facility includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Credit Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable us to meet its obligation to maintain a minimum collateralization ratio.  At September 30, 2017 and December 31, 2016, the collateral securing the MU Credit Facility had an aggregate principal balance of $73.4 million and $79.4 million, respectively.  The loan collateral securing the facility was sufficient at September 30, 2017 and December 31, 2016.

In addition to the minimum collateralization requirement, the MU Credit Facility also includes covenants which prevent the Company from renewing or extending a loan pledged as collateral under this facility unless certain conditions have been met and requires the borrower to deliver current financial statements to the Company.  Under the terms of the MU Credit Facility, the Company has established a lockbox maintained for the benefit of Lender that will receive all payments made by collateral obligors.  The Company’s obligation to repay the outstanding balance on this facility may be accelerated upon the occurrence of an “Event of Default” as defined in the MU Credit Facility.  Such Events of Default include, among others, failure to make timely payments due under the MU Credit Facility and the Company's breach of any of its covenants.  As of September 30, 2017 and December 31, 2016, the Company was in compliance with its covenants under the MU Credit Facility.

WesCorp Facility

On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Western Corporate Federal Credit Union (previously herein defined as “Lender”) entered into a $23.5 million credit facility refinancing transaction (the “WesCorp Credit Facility Extension”).  The WesCorp Credit Facility Extension amends, restates and replaces a credit facility entered into by and between the Company and Western Corporate Federal Credit Union on November 30, 2009.  Under the WesCorp Credit Facility Extension, accrued interest is due and payable monthly in arrears on the first day of each month at the lesser of the maximum rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the WesCorp Credit Facility Extension may not be re-borrowed.  The WesCorp Credit Facility Extension requires monthly principal and interest payments of $106 thousand.  As of September 30, 2017 and December 31, 2016, $18.4 million and $19.2 million, respectively, was outstanding on the WesCorp Credit Facility Extension. Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $129 thousand and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The WesCorp Credit Facility Extension includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable it to meet its obligation to maintain a minimum collateralization ratio.  As of September 30, 2017 and December 31, 2016, the collateral securing the WesCorp Credit Facility Extension had an aggregate principal balance of $27.0 million and $26.9 million, respectively. The loan collateral securing the facility was sufficient at September 30, 2017 and December 31, 2016.

As of September 30, 2017 and December 31, 2016, the Company was in compliance with its covenants under the Wescorp Credit Facility Extension.

Future estimated principal pay downs of the Company’s borrowings from financial institutions during the twelve month periods ending September 30 are as follows (dollars in thousands):

2018	$4,915
2019	5,046
2020	5,170
2021	5,307
2022	5,442
Thereafter	56,832
$82,712

Effective November 30, 2016, the Company and the Lender reached an agreement to amend both the MU Credit Facility and the Wescorp Credit Facility Extension to change the maturity date of the facilities from October 31, 2018 to November 1, 2026.  As part of this amendment, the required monthly payments on both facilities were increased.  The remaining principal owed on the facilities will be due and payable on November 1, 2026.

10.  Notes Payable

In addition to borrowings from financial institutions, the Company also relies on its investor notes to fund investments in mortgage loan assets and fund its general operations. Except for the Company’s private offering of secured notes, the notes are unsecured and are payable to investors who have purchased the securities, including individuals, churches, and Christian ministries, many of whom are members of ECCU and ACCU. Notes pay interest at stated spreads over an index rate that is adjusted every month. Interest can be reinvested or paid at the investor's option. The Company may repurchase all or a portion of these notes at any time at its sole discretion, and may allow investors to redeem their notes prior to maturity at its sole discretion.  The Company has offered its investor notes under registered public offerings with the SEC and in private placements exempt under the provisions of the Securities Act of 1933, as amended.

Until December 31, 2014, the Company offered its Class A Notes in three series, including a Fixed Series, Flex Series and Variable Series pursuant to registration statements filed with the SEC. On June 24, 2011, the Company filed a Registration Statement with the SEC seeking to register an additional $75 million of its Class A Notes.  All of the Class A Notes are unsecured.  The offering included three categories of notes, including a fixed interest note, a variable interest note, and a flex note, which allows borrowers to increase their interest rate once a year with certain limitations.  The interest rate the Company paid on the Fixed Series Notes and the Flex Series Notes are determined by reference to the Swap Index, an index that is based upon a weekly average Swap rate reported by the Federal Reserve Board, and is in effect on the date they are issued, or in the case of the Flex Series Notes, on the date the interest rate is reset. These notes bear interest at the Swap Index plus a rate spread of 1.7% to 2.5% and have maturities ranging from 12 to 84 months.  The interest rate the Company pays on a Variable Series Note is determined by reference to the three month LIBOR rate in effect on the date the interest rate is set plus a rate spread of 1.50% to 1.80%.

The Class A Notes also contain restrictive covenants pertaining to paying dividends, making redemptions, acquiring, purchasing or making certain payments, requiring the maintenance of minimum tangible net worth, limitations on the issuance of additional notes and incurring of indebtedness.  The Class A Notes require the Company to maintain a minimum tangible adjusted net worth, as defined in the Class A Notes Trust Indenture Agreement, of not less than $4.0 million.  The Company’s other indebtedness, as defined in the Class A Notes Trust Indenture Agreement, and subject to certain exceptions enumerated therein, may not exceed $20.0 million outstanding at any time while any Class A Notes are outstanding.  The Company was in compliance with these covenants as of September 30, 2017.

The Class A Notes have been issued under a Trust Indenture entered into between the Company and U.S. Bank National Association (US Bank).  The Class A Notes are part of up to $200 million of Class A Notes the Company may issue pursuant to the US Bank Indenture.  The Class A Note Offering expired on December 31, 2016 and the Company discontinued the sale of its Class A Notes as of that date.  At September 30, 2017 and December 31, 2016, $13.3 million and $17.3 million of these notes were outstanding, respectively.

In January 2015, the Company registered with the SEC $85.0 million of new Class 1 Notes in two series, including a Fixed Series and Variable Series.  This is a "best efforts" offering and will continue through December 31, 2017.  The offering includes two categories of notes, including a fixed interest note and a variable interest note.  The interest rates the Company will pay on the Fixed Series Notes are determined by reference to the Swap Index, an index that is based upon a weekly average Swap rate reported by the Federal Reserve Board, and is in effect on the date they are issued. These notes bear interest at the Swap Index plus a rate spread of 1.7% to 2.5% and have maturities ranging from 12 to 60 months.  The interest rates the Company pays on the Variable Series Notes are determined by reference to the Variable Index in effect on the date the interest rate is set and bear interest at a rate of the Swap Index plus a rate spread of .20% to .65%.  Effective as of January 6, 2015, the Variable Index is defined under the Class 1 Notes as the three month LIBOR rate.  The Variable Series Notes will be repaid at the noteholder’s request at any time after the note has been outstanding with an unpaid principal balance of $10,000 or more.  At September 30, 2017 and December 31, 2016, the Company had $7.7 million and $6.6 million in outstanding Class 1 Variable Series Notes with an unpaid principal balance over $10,000. The Company also had $29.9 million and $26.2 million in outstanding Class 1 Fixed Series Notes at September 30, 2017 and December 31, 2016, respectively.

The Class 1 Notes also contain restrictive covenants pertaining to paying dividends, making redemptions, acquiring, purchasing or making certain payments, requiring the maintenance of minimum tangible net worth, limitations on the issuance of additional notes and incurring of indebtedness.  The Class 1 Notes require the Company to maintain a minimum tangible adjusted net worth, as defined in the Class 1 Notes Trust Indenture Agreement, of not less than $4.0 million.  The Company is not permitted to issue any Class 1 Notes if, after giving effect to such issuance, the Class 1 Notes then outstanding would have an aggregate unpaid balance exceeding $125.0 million.  The Company’s other indebtedness, as defined in the Class 1 Notes Trust Indenture Agreement, and subject to certain exceptions enumerated therein, may not exceed $20.0 million outstanding at any time while any Class 1 Notes are outstanding. According to California state regulations, the Company is also not permitted to issue any Class 1 Notes if the issuance of those Notes would cause the aggregate unpaid balance of Class 1 Notes to reach or exceed ten times the Company’s equity at the time of issuance.

The Class 1 Notes were issued under a Trust Indenture between the Company and U.S. Bank National Association (“US Bank”).  The Class 1 Notes are part of up to $300 million of Class 1 Notes the Company may issue pursuant to the US Bank Indenture.  At September 30, 2017 and December 31, 2016, $37.7 million and $32.9 million of Class 1 Notes were outstanding, respectively.

From time to time, the Company has also sold unsecured general obligation notes having various terms to ministries and ministry related organizations in private offerings under the Securities Act of 1933, as amended.  Except for a small number of investors (in total not exceeding 35 persons), the holders of these notes are accredited investors who meet the requirements of Regulation D under the Securities Act.

In January 2015, the Company began offering its Secured Notes under a new private placement memorandum pursuant to the requirements of Rule 506 of Regulation D.  Under this offering, the Company may sell up to $80.0 million in Secured Notes to qualified investors.  The certificates require as collateral either cash pledged in the amount of 100% of the outstanding balance of the certificates or loans receivable pledged in the amount of 105% of the outstanding balance of the certificates.  At September 30, 2017 and December 31, 2016, $9.7 million and $3.4 million in Secured Notes were outstanding, respectively.

As part of this offering, the Company entered into a Loan and Security Agreement with MPF that appointed MPF as the collateral agent of any loans pledged as collateral for the Secured Notes.  At September 30, 2017 and December 31, 2016, $10.4 million and $2.9 million in loans were pledged as collateral on the Secured Notes, respectively.  As the balance of the loans pledged as collateral at December 31, 2016 was not sufficient to meet the minimum collateral requirements, the Company pledged $600 thousand in cash to meet the requirements of the Secured Investment Certificates.  The outstanding balance of loans pledged as collateral at September 30, 2017 met the minimum collateral requirements of the Company’s Loan and Security Agreement.

In February 2013, the Company launched the sale of its Series 1 Subordinated Capital Notes pursuant to a limited private offering to qualified investors that meet the requirements of Rule 506 of Regulation D.  The Series 1 Subordinated Capital Notes have been offered with maturity terms from 12 to 60 months at an interest rate fixed on the date of issuance, as determined by the then current seven-day average rate reported by the U.S. Federal Reserve Board for interest rate swaps. A total of $5.2 million and $5.1 million in notes sold pursuant to this offering were outstanding at September 30, 2017 and December 31, 2016, respectively.

In March 2013, the Company launched the sale of a new private offering of its 2013 International Notes.  This offering was made only to qualified investors that meet the requirements of Rule 902 of Regulation S. Under the Series 1 Subordinated Notes and 2013 International Notes offerings, the Company is subject to certain covenants, including limitations on restricted payments, limitations on the amount of notes that can be sold, restrictions on mergers and acquisitions, and proper maintenance of books and records.  The Company was in compliance with these covenants at September 30, 2017.  A total of $0 and $54 thousand of its 2013 International Notes were outstanding at September 30, 2017 and December 31, 2016, respectively.

The Company has the following notes payable at September 30, 2017 (dollars in thousands):

SEC Registered Public Offerings	Amount	Weighted Average Interest Rate
Class A Offering	$13,305	3.93%
Class 1 Offering	37,701	3.62%

Private Offerings
Special Offering	1,076	4.10%
Special Subordinated Notes	5,283	4.84%
Secured Notes	9,730	3.77%
International Offering	--	--%
Total	$67,095	3.80%

Future maturities for the Company’s investor notes during the twelve month periods ending September 30 are as follows (dollars in thousands):

2018	$15,972
2019	13,512
2020	11,824
2021	11,170
2022	11,971
$64,449

Debt issuance costs related to the Company’s notes payable were $57 thousand and $78 thousand at September 30, 2017 and December 31, 2016, respectively.

11.  Preferred and Common Units Under LLC Structure

The Series A Preferred Units are entitled to receive a quarterly cash dividend that is 25 basis points higher than the one-year LIBOR rate in effect on the last day of the calendar month for which the preferred return is approved.  The Company has also agreed to set aside an annual amount equal to 10% of its net profits earned for any year, after subtracting from profits the quarterly Series A Preferred Unit dividends paid, for distribution to its Series A Preferred Unit holders.

The Series A Preferred Units have a liquidation preference of $100 per unit; have no voting rights; and are subject to redemption in whole or in part at the Company’s election on December 31 of any year, for an amount equal to the liquidation preference of each unit, plus any accrued and declared but unpaid quarterly dividends and preferred distributions on such units. The Series A Preferred Units have priority as to earnings and distributions over the Common Units. The resale of the Company’s Series A Preferred Units and Common Units are subject to the Company’s first right of refusal to purchase units proposed to be transferred.  Upon the Company’s failure to pay a quarterly dividends for four consecutive quarters, the holders of the Series A Preferred Units have the right to appoint two managers to its Board of Managers.

The Class A Common Units have voting rights, but have no liquidation preference or rights to dividends, unless declared.

12.  Retirement Plans

401(k)

All of the Company’s employees are eligible to participate in the Automated Data Processing, Inc. (“ADP”) 401(k) plan effective as of the date their employment commences.  No minimum service is required and the minimum age is 21. Each employee may elect voluntary contributions not to exceed 60% of salary, subject to certain limits based on U.S. tax law. The plan has a matching program, which qualifies the plan as a Safe Harbor 401(k) plan. As a Safe Harbor Section 401(k) plan, the Company matches each eligible employee’s contribution, dollar for dollar, up to 3% of the employee’s compensation, and 50% of the employee’s contribution that exceeds 3% of their compensation, up to a maximum contribution of 5% of the employee’s compensation.  Company matching contributions for the nine months ended September 30, 2017 and 2016 were $70 thousand and $55 thousand, respectively.

Profit Sharing

The profit sharing plan is for all employees who, at the end of the calendar year, are at least 21 years old, still employed, and have at least 900 hours of service during the plan year. The amount annually contributed on behalf of each qualified employee is determined by the Company’s Board of Managers and is calculated as a percentage of the eligible employee's annual earnings. Plan forfeitures are used to reduce the Company’s annual contribution. The Company made no profit sharing contributions for the plan during the nine months ended September 30, 2016.  No profit sharing contribution has been made or approved for the nine months ended September 30, 2017.

13.  Commitments and Contingencies

Unfunded Commitments

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include un-advanced lines of credit, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. At September 30, 2017 and December 31, 2016, the following financial instruments were outstanding whose contract amounts represent credit risk (dollars in thousands):

	Contract Amount at:

	September 30, 2017	December 31, 2016
Undisbursed loans	$1,637	$2,073
Standby letter of credit	$416	$764

Undisbursed loans are commitments for possible future extensions of credit to existing customers. These loans are sometimes unsecured and may not necessarily be drawn upon to the total extent to which the Company is committed.  Commitments to extend credit are generally at variable rates.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Operating Lease Commitments

The Company has lease commitments covering its offices in Brea and Fresno, California. At September 30, 2017, future minimum rental payments for the twelve months ending September 30 are as follows:

2018	$135
2019	31
Total	$166

Total rent expense, including common area costs, was $107 thousand for the nine months ended September 30, 2017 and $106 thousand for the nine months ended September 30, 2016. The Fresno office lease is scheduled to expire in 2018.  There are no options to renew in the lease extension. The Brea office lease expires in 2018 and contains one additional option to renew for five years.

14.  Fair Value Measurements

Fair Value Measurements Using Fair Value Hierarchy

Measurements of fair value are classified within a hierarchy based upon inputs that give the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs that are observable for the asset or liability (such as interest rates, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by observable market data by correlation or by other means.

•

Level 3 inputs are unobservable and reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments at September 30, 2017 and December 31, 2016, are as follows (dollars in thousands):

		Fair Value Measurements at September 30, 2017 using

	Carrying Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3	Fair Value
FINANCIAL ASSETS:
Cash	$8,537	$8,537		$--	$--	$8,537
Loans, net	149,955	--		--	151,031	151,031
Investments	897	--		--	897	897
Accrued interest receivable	693	--		--	693	693
FINANCIAL LIABILITIES:
NCUA borrowings	$82,712	$--	$		$80,363	$80,363
Notes payable	67,037	--		--	67,972	67,972
Other financial liabilities	442	--		--	442	442

		Fair Value Measurements at December 31, 2016 using

	Carrying Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Fair Value
FINANCIAL ASSETS:
Cash	$9,683	$9,683	$--	$--	$9,683
Loans, net	144,264	--	--	144,125	144,125
Investments	892	--	--	892	892
Accrued interest receivable	657	--	--	657	657
FINANCIAL LIABILITIES:
NCUA borrowings	$86,326	$--	$--	$83,322	$83,322
Notes payable	60,479	--	--	60,759	60,759
Other financial liabilities	302	--	--	302	302

Management uses judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at September 30, 2017 and December 31, 2016.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash – The carrying amounts reported in the balance sheets approximate fair value for cash.

Loans – Fair value is estimated by discounting the future cash flows using the current average rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investments – Fair value is estimated by analyzing the operations and marketability of the underlying investment to determine if the investment is other-than-temporarily impaired.

Notes Payable – The fair value of fixed maturity notes is estimated by discounting the future cash flows using the rates currently offered for notes payable of similar remaining maturities.  The discount rate is estimated by Company management by using market rates which reflect the interest rate risk inherent in the notes.

NCUA Borrowings – The fair value of borrowings from financial institutions are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements. The discount rate is estimated by Company management using market rates which reflect the interest rate risk inherent in the notes.

Off-Balance Sheet Instruments – The fair value of loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counterparties' credit standing. The fair value of loan commitments is insignificant at September 30, 2017 and December 31, 2016.

Fair Value Measured on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents such assets carried on the balance sheet by caption and by level within the valuation hierarchy (dollars in thousands):

	Fair Value Measurements Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Obervable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets at September 30, 2017:
Collateral dependent loans (net of allowance and discount)	$--	$--	$5,313	$5,313
Investments	--	--	897	897
Total	$--	$--	$6,210	$6,210

Assets at December 31, 2016:
Collateral dependent loans (net of allowance and discount)	$--	$1,062	$4,736	$5,798
Investments	--	--	892	892
Total	$--	$1,062	$5,628	$6,690

Activity in Level 3 assets is as follows for the nine months ended September 30, 2017 and for the year ended December 31, 2016 (dollars in thousands):

Impaired loans
(net of allowance and discount)
Balance, December 31, 2016	$4,736
Re-classifications of assets from Level 2 into Level 3	1,046
Loan payments and payoffs	(469)
Balance, September 30, 2017	$5,313

Investments
(net of allowance and discount)
Balance, December 31, 2016	$892
Pro rata share of joint venture gains	5
Balance, September 30, 2017	$897

Impaired loans
(net of allowance and discount)
Balance, December 31, 2015	$5,940
Re-classifications of assets from Level 3 into Level 2	(990)
Allowance and discount, net of discount amortization	(452)

Loans that became impaired	653
Loan payments and payoffs	(415)
Balance, December 31, 2016	$4,736

Investments
(net of allowance and discount)
Balance, December 31, 2015	$--
Transfer of foreclosed assets to investments	900
Pro rata share of joint venture losses	(8)
Balance, December 31, 2016	$892

Foreclosed assets
(net of allowance and discount)
Balance, December 31, 2015	$900
Transfer of foreclosed assets to investments	(900)
Balance, December 31, 2016	$--

Impaired Loans

Collateral-dependent impaired loans are carried at the fair value of the collateral less estimated costs to sell, incorporating assumptions that experienced parties might use in estimating the value of such collateral. The fair value of collateral is determined based on appraisals. In some cases, adjustments were made to the appraised values for various factors including age of the appraisal, age of comparables included in the appraisal, and known changes in the market and in the collateral. When significant adjustments were based on unobservable inputs, the resulting fair value measurement has been categorized as a Level 3 measurement. Otherwise, collateral-dependent impaired loans are categorized under Level 2.

Joint Venture Investments

Joint venture investments are initially recorded at cost, and are subsequently analyzed for impairment on a nonrecurring basis by comparing fair value to carrying value. Fair value is based on the value of the underlying real property, which is determined by appraisal. In come cases, adjustments are made to the appraised value for various factors including age of the appraisal, age of comparable properties included in the appraisal, and known changes in the market or in the collateral. Subsequent valuations of the real property are based on management estimates or on updated appraisals. Joint venture investments are categorized under Level 3.

The valuation methodologies used to measure the fair value adjustments for Level 3 assets recorded at fair value on a nonrecurring basis at September 30, 2017 and December 31, 2016 are summarized below (dollars in thousands):

September 30, 2017
Assets	Fair Value (in thousands)	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired Loans	$5,313	Discounted appraised value	Selling cost	10% - 15% (10.30%)
		Internal evaluations	Estimated market decrease	0% - 41% (20.04%)

Investments	$897	Internal evaluations	Estimated future market value	0% (0%)

Internal evaluations	Discount due to market decline	0% - 70% (40.05%)

December 31, 2016
Assets	Fair Value (in thousands)	Valuation Techniques	Unobservable Input	Range (Weighted Average)
		Discounted appraised value	Selling cost	10% - 15% (10.55%)
Impaired Loans	$4,736	Internal evaluations	Estimated market decrease	0% - 41% (24.77%)
		Internal evaluations	Discount due to title dispute	0% - 57% (5.58%)
Investments	$892	Internal evaluations	Estimated future market value	0% (0%)

15.  Segment Information

Reportable Segments

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different management, personnel proficiencies, and marketing strategies.

There are two reportable segments: finance company (the parent company) and broker-dealer (MP Securities).  The finance company segment uses funds from the sale of debt securities, operations, and loan participations to originate or purchase mortgage loans. The broker-dealer segment sells debt securities and other investment products, as well as providing investment advisory and insurance services, to generate fee income.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. Intersegment revenues and expenses are accounted for at amounts that assume the transactions were made to unrelated third parties at the current market prices at the time of the transactions.

Management evaluates the performance of each segment based on net income or loss before provision for income taxes and LLC fees.

Financial information with respect to the reportable segments for the nine month period ended September 30, 2017 is as follows (dollars in thousands):

	Finance Company		Broker Dealer		Total

External income	$7,380	~~$~~	$735	~~$~~	$8,114
Intersegment revenue	--		738		738
External non-interest expenses	2,789		848		3,637
Intersegment non-interest expenses	491		--		491
Segment net profit (loss)	504		617		1,121
Segment assets	159,880		1,077		160,957

Revenue
Total revenue of reportable segments	$8,852
Inter-segment revenue	(738)
Consolidated revenue	$8,114

Non-interest expenses
Total non-interest expenses of reportable segments	$4,128
Inter-segment non-interest expenses	(491)
Consolidated non-interest expenses	$3,637

Profit
Total income of reportable segments	$1,121
Inter-segment profits	(247)
Consolidated net income	$874

Assets
Total assets of reportable segments	$160,957
Segment accounts receivable from corporate office	(66)
Consolidated assets	$160,891

Financial information with respect to the reportable segments for the nine month period ended September 30, 2016 is as follows (dollars in thousands):

	Finance Company		Broker Dealer		Total

External income	$6,857	~~$~~	$558	~~$~~	$7,415
Intersegment revenue	--		443		443
External non-interest expenses	2,645		883		3,528
Intersegment non-interest expenses	249		--		249
Segment net profit (loss)	801		118		919
Segment assets	152,187		331		152,518

Revenue
Total revenue of reportable segments	$7,858
Inter-segment revenue	(443)
Consolidated revenue	$7,415

Non-interest expenses
Total non-interest expenses of reportable segments	$3,777
Inter-segment non-interest expenses	(249)
Consolidated non-interest expenses	$3,528

Profit

Total income of reportable segments	$919
Inter-segment profits	(194)
Consolidated net income	$725

Assets
Total assets of reportable segments	$152,518
Inter-segment prepaid expenses	--
Segment accounts receivable from corporate office	(6)
Consolidated assets	$152,512

16.  Income Taxes and State LLC Fees

MPIC is subject to a California gross receipts LLC fee of approximately $12,000 per year.  MP Securities was subject to a California gross receipts LLC fee of approximately $6,400 for the year ended December 31, 2016.  MP Realty incurred a tax loss for the years ended December 31, 2016 and 2015, and recorded a provision of $800 per year for the state minimum franchise tax.

MP Realty, which is taxed as a C corporation under U.S. tax laws, has federal and state net operating loss carryforwards of approximately $319,000 and $316,000, respectively which begin to expire in 2030. Management assessed the realizability of the deferred tax asset and determined that a 100% valuation against the deferred tax asset was appropriate at December 31, 2016 and 2015.

Tax years ended December 31, 2013 through December 31, 2016 remain subject to examination by the Internal Revenue Service and the tax years ended December 31, 2012 through December 31, 2016 remain subject to examination by the California Franchise Tax Board.

Report of Independent Registered Public Accounting Firm

To The Members

Ministry Partners Investment Company, LLC

Brea, California

We  have  audited  the  accompanying  consolidated  balance  sheets  of  Ministry  Partners Investment Company, LLC and subsidiaries (the Company) as of December 31, 2016 and 2015 and the related consolidated statements of income, equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ministry Partners Investment Company, LLC and subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Hutchinson and Bloodgood LLP

Glendale, California

March 29, 2017

Ministry Partners Investment Company, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2016 and 2015

(Dollars in Thousands except for Unit Data)

	2016	2015
Assets:
Cash	$9,683	$10,959
Pledged cash	600	686
Loans receivable, net of allowance for loan losses of $1,875 and $1,785 as of December 31, 2016 and 2015, respectively	144,264	132,932
Accrued interest receivable	657	545
Investments	892	--
Property and equipment, net	115	58
Foreclosed assets, net	--	3,486
Other assets	427	356
Total assets	$156,638	$149,022
Liabilities and members’ equity
Liabilities:
NCUA credit facilities	$86,326	$90,237
Notes payable, net of debt issuance costs of $78 and $122 as of December 31, 2016 and 2015, respectively	60,479	49,793
Accrued interest payable	173	141
Other liabilities	853	693
Total liabilities	147,831	140,864
Members' Equity:
Series A preferred units, 1,000,000 units authorized, 117,100 units issued and outstanding (liquidation preference of $100 per unit)	11,715	11,715
Class A common units, 1,000,000 units authorized, 146,522 units issued and outstanding	1,509	1,509
Accumulated deficit	(4,417)	(5,066)
Total members' equity	8,807	8,158
Total liabilities and members' equity	$156,638	$149,022

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Ministry Partners Investment Company, LLC and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2016 and 2015

(Dollars in Thousands)

\

	2016	2015
Interest income:
Interest on loans	$8,803	$8,034
Interest on interest-bearing accounts	33	20
Total interest income	8,836	8,054
Interest expense:
Borrowings from financial institutions	2,241	2,328
Notes payable	1,969	1,787
Total interest expense	4,210	4,115
Net interest income	4,626	3,939
Provision (credit) for loan losses	113	(524)
Net interest income after provision (credit) for loan losses	4,513	4,463
Non-interest income:
Broker-dealer commissions and fees	687	525
Other lending income	390	307
Total non-interest income	1,077	832
Non-interest expenses:
Salaries and benefits	2,785	2,871
Marketing and promotion	131	104
Office occupancy	147	143
Office operations and other expenses	1,358	1,292
Foreclosed assets, net	(281)	(20)
Legal and accounting	506	527
Total non-interest expenses	4,646	4,917
Income before provision for income taxes	944	378
Provision for income taxes and state LLC fees	22	21
Net income	$922	$357

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Ministry Partners Investment Company, LLC and Subsidiaries

Consolidated Statements of Equity

Years Ended December 31, 2016 and 2015

(Dollars in Thousands)

	Series A Preferred				Class A Common
	Units				Units
	Number of Units		Amount		Number of Units		Amount			Accumulated Deficit	Total

Balance, December 31, 2014		117,100		11,715		146,522		1,509		(5,274)		7,950
Net income		--		--		--		--		357		357
Dividends on preferred units		--		--		--		--		(149)		(149)

Balance, December 31, 2015		117,100		$11,715		146,522		$1,509	~~$~~	$(5,066)	~~$~~	$8,158
Net income		--		--		--		--		922		922
Dividends on preferred units		--		--		--		--		(273)		(273)

Balance, December 31, 2016		117,100		$11,715		146,522		$1,509	~~$~~	$(4,417)	~~$~~	$8,807

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Ministry Partners Investment Company, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(Dollars in Thousands)

	2016	2015
Cash Flows from Operating Activities
Net income	$922	$357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20	45
Provision (credit) for loan losses	113	(524)
Credit for foreclosed asset losses	(6)	(11)
Amortization of deferred loan fees	(345)	(175)
Amortization of debt issuance costs	96	114
Accretion of allowance for loan losses on restructured loans	(5)	(22)
Accretion of loan discount	(43)	(44)
Gain on sale of loans	(135)	(49)
Gain on sale of foreclosed assets	(278)	(132)
Changes in:
Accrued interest receivable	(112)	17
Other assets	98	59
Other liabilities and accrued interest payable	117	83
Net cash provided (used) by operating activities	442	(282)
Cash Flows from Investing Activities
Loan originations	(42,733)	(26,651)
Loan sales	14,292	6,057
Loan principal collections, net	17,368	18,580
Foreclosed asset sales	2,865	588
Purchase of property and equipment	(77)	(16)
Net cash used by investing activities	(8,285)	(1,442)
Cash Flows from Financing Activities
Change in NCUA credit facilities	(3,911)	(3,643)
Net changes in notes payable	10,642	1
Debt issuance costs	(52)	(124)
Dividends paid on preferred units	(198)	(116)
Cash provided (used) by financing activities	6,481	(3,882)
Net decrease in cash	(1,362)	(5,606)
Cash at beginning of period	11,645	17,251
Cash at end of period	$10,283	$11,645

Supplemental Disclosures of Cash Flow Information
Interest paid	$4,178	$4,132
Income taxes and state LLC fees paid	$20	$15
Non-cash Investing and Financing Activities
Transfer of foreclosed assets to investments	$900	$--

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Note 1.Summary of Significant Accounting Policies

Nature of Business

Ministry Partners Investment Company, LLC (the “Company”) was incorporated in California in 1991 as a C corporation and converted to a limited liability company (“LLC”) on December 31, 2008.  The Company is owned by a group of 11 federal and state chartered credit unions, as well as the Asset Management Assistance Center of the National Credit Union Administration (“NCUA”), none of which owns a majority of the voting equity units of the Company.  The Asset Management Assistance Center owns only Series A Preferred Units, while our credit union equity holders own both our Class A Common Units and Series A Preferred Units.  Offices of the Company are located in Brea, California.  The Company provides funds for real property secured loans as well as unsecured loans for the benefit of evangelical churches and church organizations.  The Company funds its operations primarily through the sale of debt securities, as well as through other borrowings.  When the Company was formed, substantially all of the Company’s loans were purchased from its largest equity investor, the Evangelical Christian Credit Union (“ECCU”), of Brea, California. Currently the Company primarily originates church and ministry loans independently, and also from time to time purchases loans from credit unions other than ECCU. Nearly all of the Company’s business and operations currently are conducted in California and its mortgage loan investments cover approximately 30 states, with the largest number of loans made to California borrowers.

In 2007 the Company created a wholly-owned special purpose subsidiary, Ministry Partners Funding, LLC (“MPF”).  MPF was inactive from November 30, 2009 through November 2014.  The Company plans to maintain MPF for use as a financing vehicle to offer, manage or sell debt securities, participate in debt financing transactions and serve as a collateral agent to hold mortgage loans for the benefit of our secured note investors.  In December 2014, the Company reactivated MPF to hold loans used as collateral for i new Secured Investment Certificates.

On November 13, 2009, the Company formed a wholly-owned subsidiary, MP Realty Services, Inc., a California corporation (“MP Realty”).  MP Realty was formed to provide loan brokerage and other real estate services to churches and ministries in connection with the Company’s mortgage financing activities. On February 23, 2010, the California Department of Real Estate issued MP Realty a license to operate as a corporate real estate broker. MP Realty has conducted limited operations to date.

On April 26, 2010, the Company formed Ministry Partners Securities, LLC, a Delaware limited liability company (“MP Securities”). MP Securities was formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. Effective July 14, 2010, MP Securities was qualified to transact business in the State of California.  On March 2, 2011, MP Securities’ application for membership in the Financial Industry Regulatory Authority (“FINRA”) was approved.  In October 2012 MP Securities began acting as a selling agent for the Company’s Class A Notes offering offered under a registration statement declared effective by the U.S. Securities and Exchange Commission (“SEC”).  In January 2015, MP Securities began acting as a selling agent for the Company’s Class 1A Notes offering.  In November 2012, MP Securities also began selling investments in mutual funds.

In March 2013, MP Securities began selling the Company’s Series 1 Subordinated Capital Notes and 2013 International Notes. On July 11, 2013, MP Securities executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for MP Securities to provide registered investment advisory services. On September 26, 2013, MP Securities entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (“RBC Dain”), thereby enabling MP Securities to open brokerage accounts for its customers. On March 14, 2013, the Company received a resident license from the California Department of Insurance to act as an Insurance Producer under the name Ministry Partners Insurance Agency, LLC (“MPIA”).   MPIA has reached agreements with multiple insurance companies to offer their life and disability insurance products, as well as fixed and variable annuities.  MP

Securities can now offer a broad scope of investment services that will enable it to better serve the Company’s clients and customers.

Due to its broad offering of products and services, MP Securities is directly regulated by the following federal and state entities:  the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the California Department of Business Oversight, and the California Department of Insurance.  In addition, MP Securities is licensed with the state insurance or securities divisions in every state in which business is conducted. Through December 31, 2016, MP Securities was licensed for insurance in 13 states and for investments in 20 states.

Principles of Consolidation

The consolidated financial statements include the accounts of Ministry Partners Investment Company, LLC and its wholly-owned subsidiaries, MPF, MP Realty and MP Securities.  All significant inter‑company balances and transactions have been eliminated in consolidation.

Conversion to LLC

Effective December 31, 2008, the Company converted its form of organization from a corporation organized under California law to a limited liability company organized under the laws of the State of California.  With the filing of Articles of Organization-Conversion with the California Secretary of State, the separate existence of Ministry Partners Investment Corporation ceased and the entity continued by operation of law under the name Ministry Partners Investment Company, LLC.

Since the conversion became effective, the Company is managed by a group of managers that provides oversight of the affairs and carries out their duties similar to the role and function that the Board of Directors performed under the previous bylaws.  Operating like a Board of Directors, the managers have full, exclusive and complete discretion, power and authority to oversee the management of Company affairs.  Instead of Articles of Incorporation and Bylaws, management structure and governance procedures are now governed by the provisions of an Operating Agreement that has been entered into by and between the Company’s managers and members.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.  The Company had no cash positions other than demand deposits as of December 31, 2016 and 2015.

A portion of the Company’s cash held at credit unions is insured by the National Credit Union Insurance Fund, while a portion of cash held at other financial institutions is insured by the Federal Deposit Insurance Corporation (“FDIC”).  The Company maintains cash that may exceed insured limits.  The Company does not expect to incur losses in its cash accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to, but are not limited to, the determination of the allowance for loan losses and the valuation of foreclosed real estate.

Investments

In December 2015, the Company finalized an agreement with Intertex Property Management, Inc., a California corporation, to enter into a joint venture to form Tesoro Hills, LLC (the “Valencia Hills Project”), a company that will develop and market property formerly classified by the Company as a foreclosed asset.  In January 2016, the Company transferred ownership in the foreclosed asset to the Valencia Hills Project as part of the agreement and reclassified the carrying value of the property from foreclosed assets to investments.  The Company’s initial investment in the joint venture was $900 thousand, which was equal to its carrying value in the foreclosed asset at December 31, 2015.  The Company’s investment in the joint venture is analyzed for impairment by management on a periodic basis.  Any impairment charges will be recorded as a valuation allowance against the value of the asset.  The Company’s share of income and expenses of the joint venture will increase or decrease the Company’s investment and will be recorded on the income statement as realized gains or losses on investment.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding unpaid principal balance adjusted for an allowance for loan losses, deferred loan fees and costs, and loan discounts. Interest income on loans is accrued on a daily basis using the interest method. Loan origination fees and costs are deferred and recognized as an adjustment to the related loan yield using the interest method.  Loan discounts represent interest accrued and unpaid which has been added to loan principal balances at the time the loan was restructured.  Loan discounts are accreted to interest income over the term of the restructured loan once the loan is deemed fully collectible and is no longer considered impaired.  Loan discounts also represent the differences between the purchase price on loans we purchased from third parties and the recorded principal balance of the loan.  These discounts are accreted to interest income over the term of the loan using the interest method.  Discounts are not accreted to income on impaired loans.

The accrual of interest is discontinued at the time a loan is 90 days past due. Accrual of interest can be discontinued prior to the loan becoming 90 days past due if management determines the loan is impaired.  Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The Company sets aside an allowance or reserve for loan losses through charges to earnings, which are shown in the Company’s Consolidated Statements of Operations as a provision for loan losses.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the Company’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of general and specific components. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  In establishing the allowance for loan losses, management considers significant factors that affect the collectability of the Company’s loan portfolio. While historical loss experience provides a reasonable starting point for the analysis, such experience by itself does not form a sufficient basis to determine the appropriate level of the allowance for loan losses. Management also considers qualitative (or environmental) factors that are likely to cause estimated credit losses associated with our existing portfolio to differ from historical loss experience, including:

-Changes in lending policies and procedures, including changes in underwriting standards and collection;

-Changes in national, regional and local economic and business conditions and developments that affect the collectability of the portfolio;

-Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;

-Changes in the value of underlying collateral for collateral-dependent loans; and

-The effect of credit concentrations.

These factors are adjusted on an on-going basis. The specific component of the Company’s allowance for loan losses relates to loans that are classified as impaired.  For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

All loans in the loan portfolio are subject to impairment analysis.  The Company reviews its loan portfolio monthly by examining delinquency reports and information related to the financial condition of its borrowers and collateral value of its loans.  Through this process, the Company identifies potential impaired loans.  A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting future scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  A loan is generally deemed to be impaired when it is 90 days or more past due, or earlier when facts and circumstances indicate that it is probable that a borrower will be unable to make payments in accordance with the loan contract.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.  When the Company modifies the terms of a loan for a borrower that is experiencing financial difficulties, a troubled debt restructuring is deemed to have occurred and the loan is classified as impaired.  Loans or portions thereof are charged off when they are determined by management to be uncollectible.  Uncollectability is evaluated periodically on all loans classified as “Loans of Lesser Quality.”  As the Company has an established practice of working to explore every possible means of repayment with its borrowers, it has historically not charged off a loan until the borrower has exhausted all reasonable means of making loan payments from cash flows, at which point the underlying collateral becomes subject to foreclosure.  Among other variables, management will consider factors such as the financial condition of the borrower, and the value of the underlying collateral in assessing uncollectability.

Troubled Debt Restructurings

A troubled debt restructuring is a loan for which the Company, for reasons related to a borrower’s financial difficulties, grants a concession to a borrower that the Company would not otherwise consider. A restructuring of a loan usually involves an interest rate modification, extension of the maturity date, or reduction of accrued interest owed on the loan on a contingent or absolute basis.

Loans that are renewed at below-market terms are considered to be troubled debt restructurings if the below-market terms represent a concession due to the borrower’s troubled financial condition. Troubled debt restructurings are classified as impaired loans and are measured at the present value of estimated future cash flows using the loan's effective rate at inception of the loan. The change in the present value of cash flows attributable to the passage of time is reported as interest income.  If the loan is considered to be collateral-dependent, impairment is measured based on the fair value of the collateral.

Loan Portfolio Segments and Classes

Management segregates the loan portfolio into portfolio segments for purposes of evaluating the allowance for loan losses. A portfolio segment is defined as the level at which the Company develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.

Company’s loan portfolio consists of one segment – church loans. The loan portfolio is segregated into the following portfolio classes:

Wholly-Owned First Collateral Position. This portfolio class consists of the wholly-owned loans for which the Company possesses a senior lien on the collateral underlying the loan.

Wholly-Owned Junior Collateral Position. This portfolio class consists of the wholly-owned loans for which the Company possesses a lien on the underlying collateral that is superseded by another lien on the same collateral.  This class also contains any loans that are not secured. These loans present higher credit risk than loans for which the Company possesses a senior lien due to the increased risk of loss should the loan default.

Participations First Collateral Position. This portfolio class consists of the participated loans for which the Company possesses a senior lien on the collateral underlying the loan. Loan participations present higher credit risk than wholly owned loans because the Company does not maintain full control over the disposition and direction of actions regarding the management and collection of the loans.  The lead lender directs most servicing and collection activities, and major actions must be coordinated and negotiated with the other participants, whose best interests regarding the loan may not align with those of the Company.

Participations Junior Collateral Position. This portfolio class consists of the participated loans for which the Company possesses a lien on the underlying collateral that is superseded by another lien on the same collateral.  Loan participations in the junior collateral position loans have higher credit risk than wholly owned loans and participated loans where the Company possesses a senior lien on the collateral.  The increased risk is the result of the factors presented above relating to both junior lien positions and participations.

Credit Quality Indicators

The Company’s policies provide for the classification of loans that are considered to be of lesser quality as watch, special mention, substandard, doubtful, or loss assets. Special mention assets exhibit potential or actual weaknesses that present a higher potential for loss under certain conditions.  An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently existing facts, conditions and values. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose the Company to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are designated as watch.  Loans designated as watch are considered pass loans.

The Company has established a standard loan grading system to assist management and review personnel in their analysis and supervision of the loan portfolio.  The loan grading system is as follows:

Pass: The borrower has sufficient cash to fund debt services.  The borrower may be able to obtain similar financing from other lenders with comparable terms.  The risk of default is considered low.

Watch: These loans exhibit potential or developing weaknesses that deserve extra attention from credit management personnel. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay the debt in the future.  Loans graded Watch must be reported to executive management and the Board of Managers.  Potential for loss under adverse circumstances is elevated, but not foreseeable.  Watch loans are considered pass loans.

Special mention: These credit facilities exhibit potential or actual weaknesses that present a higher potential for loss under adverse circumstances, and deserve management’s close attention. If uncorrected, these weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Substandard: Loans and other credit extensions bearing this grade are considered to be inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. These obligations, even if apparently protected by collateral value, have well-defined weaknesses related to adverse financial, managerial, economic, ministry, or environmental conditions which have clearly jeopardized repayment of principal and interest as originally intended. Furthermore, there is the possibility that some future loss will be sustained if such weaknesses are not corrected.

Doubtful: This classification consists of loans that display the properties of substandard loans with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values. The probability of some loss is very high, but because of certain important and reasonably specific factors, the amount of loss cannot be exactly determined. Such pending factors could include merger or liquidation, additional capital injection, refinancing plans, or perfection of liens on additional collateral.

Loss: Loans in this classification are considered uncollectible and cannot be justified as a viable asset. This classification does not mean the loan has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off this loan even though partial recovery may be obtained in the future.

Foreclosed Assets

Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost.  After foreclosure, valuations are periodically performed by management, and foreclosed assets held for sale are carried at the lower of cost or fair value, less estimated costs of disposal.  Any write-down to fair value just prior to the transfer to foreclosed assets is charged to the allowance for loan losses.  The Company’s real estate assets acquired through foreclosure or other proceedings are evaluated regularly to ensure that the recorded amount is supported by its current fair value and that valuation allowances to reduce the varying amount to fair value less estimated costs of disposal are recorded as necessary.  Revenue and expense from the operation of the Company’s foreclosed assets and changes in the valuation allowance are included in net expenses from foreclosed assets. When the foreclosed property is sold, a gain or loss is recognized on the sale for the difference between the sales proceeds and the carrying amount of the property.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to have been surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company, from time to time, sells participation interests in mortgage loans it has originated or acquired. In order to recognize the transfer of a portion of a financial asset as a sale, the transferred portion and any portion that continues to be held by the transferor must represent a participating interest, and the transfer of the participating interest must meet the conditions for surrender of control. To qualify as a participating interest (i) each portion of a financial asset must represent a proportionate ownership interest in an entire financial asset, (ii) from the date of transfer, all cash flows received from the entire financial asset must be divided proportionately among the participating interest holders in an amount equal to their share of ownership, (iii) the transfer must be made on a non-recourse basis (other than standard representations and warranties made under the loan participation sale agreement) to, or subordination by, any participating interest holder, and (iv) no party has the right to pledge or exchange the entire financial asset. If the participating interest or surrender of control criteria is not met, the transaction is accounted for as a secured borrowing arrangement.

Under some circumstances, when the Company sells participations in wholly owned loans receivable that it services, it retains a servicing asset that is initially measured at fair value.  As quoted market prices are generally not available for these assets, the Company estimates fair value based on the present value of future expected cash flows associated with the loan receivable.  The Company amortizes servicing assets over the life of the associated receivable using the interest method.  Any gain or loss recognized on the sale of loans receivable depends in part on both the previous carrying amount of the financial assets involved in the sale, allocated between the assets sold and the interests that continue to be held by the Company based on their relative fair value at the date of transfer, and the proceeds received.

Property and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years.

Debt Issuance Costs

Debt issuance costs are related to borrowings from financial institutions as well as public offerings of unsecured notes, and are amortized into interest expense over the contractual terms of the debt using the straight-line method.

Employee Benefit Plan

Contributions to the qualified employee retirement plan are recorded as compensation cost in the period incurred.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Therefore, income and expenses of the Company are passed through to its members for tax reporting purposes.  According to its operating agreement, Tesoro Hills, LLC, a joint venture in which the Company has an investment, has also elected to be treated as a partnership for income tax purposes.

The Company uses a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken in a tax return. Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (vii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The guidance requires companies to apply the requirements in the year of adoption, through cumulative adjustment while the guidance related to equity securities without readily determinable fair values, should be applied prospectively. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the balance sheet, the new ASU 2016-02 will require both types of leases to be recognized on the balance sheet. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The guidance requires companies to apply the requirements in the year of adoption using a modified retrospective approach. We are currently evaluating the potential impact of the pending adoption of ASU 2016-02 on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The guidance requires companies to apply the requirements in the year of adoption through cumulative adjustment with some aspects of the update requiring a prospective transition approach. We are currently evaluating the potential impact of the pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force).” ASU 2016-15 is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 addresses eight classification issues related to the statement of cash flows: (i) debt prepayment or debt extinguishment, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method invitees, (vii) beneficial interest in securitizations transactions, and (viii) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The guidance requires companies to apply the requirements retrospectively to all prior periods presented. If it is impracticable for a company to apply ASU 2016-15 retrospectively, requirements may be applied prospectively as of the earliest date practicable. We are currently evaluating the potential impact of the pending adoption of ASU 2016-15 on our consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” which is intended to provide clarification of aspects of the guidance issued in ASU 2014-09. ASU 2016-20 addresses (i) loan guarantee fees, (ii) impairment testing of contract costs, (iii) provisions for losses on construction-type and production-type contracts, and (iv) various disclosures. ASU 2016-20 is effective concurrently with ASU 2014-09 which we are required to adopt in the first quarter of fiscal year 2018. Early adoption is permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. We are currently evaluating the potential impact of the pending adoption of ASU 2016-20 on our consolidated financial statements, and we have not yet identified which transition method will be applied upon adoption.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted for (i) transactions which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance, or (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The guidance requires companies to apply the requirements prospectively. ASU 2017-01 is not expected to have a significant impact on our consolidated financial statements.

Note 2.Pledge of Cash

Some of the company’s cash is pledged as collateral for its borrowings and is considered restricted cash.  At December 31, 2016, $600 thousand is pledged as collateral for the outstanding secured notes.  At December 31, 2015, $686 thousand was pledged as collateral for the NCUA credit facilities.

Note 3.Related Party Transactions

The Company maintains a portion of its cash at ECCU. Total funds held with ECCU were $1.2 million and $163 thousand at December 31, 2016 and 2015, respectively. Interest earned on these funds totaled approximately $15 thousand and $14 thousand for the years ended December 31, 2016 and 2015, respectively.

The Company leases offices from ECCU pursuant to an Office Lease dated November 4, 2009 and amended on October 11, 2013, and purchases other services from ECCU. Charges of approximately $109 thousand and $117 thousand for the years ended December 31, 2016 and 2015, respectively, were made primarily for rent, while charges for other services purchased from ECCU were immaterial. All of these charges are included in Office Occupancy or Office Operations expense. The method used to arrive at the periodic charge is based on the fair market value of services provided. Management believes that such method is reasonable.

In the past, the Company has purchased mortgage loans, including loan participation interests, from ECCU, our largest equity owner.  The Company did not purchase any loans from ECCU during the years ended December 31, 2016 and 2015.  During the years ended December 31, 2016 and 2015, the Company recognized $602 thousand and $1.4 million of interest income on loans purchased from ECCU, respectively.  ECCU currently acts as the servicer for seven of the 167 loans in the Company’s loan portfolio.  Per the loan servicing agreement with ECCU, a servicing fee of 65 basis points is deducted from the interest payments the Company receives on the wholly-owned loans ECCU services for the Company.  In lieu of a servicing fee, loan participations the Company purchases from ECCU have pass-through rates which are up to 75 basis points lower than the loan’s contractual rate.  On loan participation interests purchased from ECCU, the Company negotiates the pass-through interest rates with ECCU on a loan by loan basis.  At December 31, 2016 and 2015, the Company’s investment in wholly-owned loans serviced by ECCU totaled $899 thousand and $930 thousand, respectively.  At December 31, 2016 and 2015, the Company’s investment in loan participations serviced by ECCU totaled $11.2 million and $13.7 million, respectively.

On October 6, 2014, MP Securities reached an agreement with ECCU whereby ECCU will refer clients to MP Securities for investment advisory services.  In exchange, the Company will remit to ECCU a solicitor fee allowable by the California Department of Business Oversight.  The Company remitted $53 thousand and $34 thousand in fees during the years ended December 31, 2016 and 2015, respectively.

On April 8, 2016, the Company and ECCU entered into a Master Services Agreement (the “Services Agreement”), pursuant to which the Company will provide marketing, member and client services, operational and reporting services to ECCU commencing on the effective date of the Services Agreement and ending on December 31, 2016; provided, however, that unless either party provides at least thirty (30) days written notice to the other party prior to its expiration, the agreement will automatically renew for successive one year periods.  Either party may terminate the Services Agreement for any reason by providing thirty (30) days prior written notice.  The Company has agreed to assign a designated service representative which must be approved by ECCU in performing its duties under the Agreement.  Pursuant to the terms of the Services Agreement, the Company will make visits, deliver reports, provide marketing, educational and loan related services to ECCU’s members, borrowers, leads, referral sources and contacts in the southeast region of the United States.  For the year ended December 31, 2016, the Company recognized $68 thousand in income as a result of this agreement.

On October 5, 2016, the Company entered into a Successor Servicing Agreement with ECCU pursuant to which the Company has agreed to serve as the successor loan servicing agent for certain mortgage loans designated by ECCU in the event ECCU requests that the Company assume its obligation to act as the servicing agent for those loans.  The term of the Agreement is for a period of three years.  For the year ended December 31, 2016, the Company recognized $2 thousand in income as a result of this agreement.

Other Related Party Transactions

On April 15, 2016, Mendell Thompson was appointed to the Company’s Board of Managers.  Mr. Thompson currently serves as President and Chief Executive Officer of America’s Christian Credit Union.  The Company has sold $8.7 million in loan participations to ACCU since 2011.  As of December 31, 2016, the outstanding balance of loan participations sold to ACCU is $2.8 million.  As of September 30, 2017,the Company has sold one loan to ACCU for $4.0 million since Mr. Thompson’s appointment to the Board of Managers.

The Company maintains a portion of its cash at ACCU. Total funds held with ACCU were $4.8 million and $354 thousand at December 31, 2016 and 2015, respectively. Interest earned on these funds totaled approximately $7 thousand and $3 thousand for the years ended December 31, 2016 and 2015, respectively.

In addition, the Company’s wholly-owned subsidiary, MP Securities, has a Networking Agreement with ACCU pursuant to which MP Securities will assign one or more registered sales representatives to one or more locations designated by ACCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ACCU’s members. MP Securities has agreed to offer only those investment products and services that have been approved by ACCU or its Board of Directors and comply with applicable investor suitability standards required by federal and state securities laws and regulations. MP Securities offers these products and services to ACCU members in accordance with NCUA rules and regulations and in compliance with its membership agreement with FINRA. MP Securities has agreed to compensate ACCU for permitting it to use the designated location to offer such products and services to ACCU’s members under an arrangement that will entitle ACCU to be paid a percentage of total revenue received by MP Securities from transactions conducted for or on behalf of ACCU members.  The Networking Agreement may be terminated by either ACCU or MP Securities without cause upon thirty days prior written notice.  MP Securities paid $127 thousand and $73 thousand to ACCU under the terms of this agreement during the year ended December 31, 2016 and 2015, respectively.

On August 14, 2013, the Company entered into a Loan Participation Agreement with Western Federal Credit Union, which has since changed its name to UNIFY Financial Credit Union (“UFCU”).  UFCU is an owner of both the Company’s Class A Common Units and Series A Preferred Units.  Under this agreement, the Company sold UFCU a $5.0 million loan participation interest in one of its mortgage loan interests.  As part of this agreement, the Company retained the right to service the loan, and it charges UFCU 50 basis points for servicing the loan.

From time to time, managers and management have purchased investor notes issued by the Company.  Investor notes payable to related parties total $53 thousand and $51 thousand at December 31, 2016 and 2015, respectively.

The Company also entered into a selling agreement with MP Securities pursuant to which MP Securities served as its selling agent in distributing its Class 1A Notes.  Under the terms of the Class 1A Notes Offering, MP Securities received a selling concession for acting as a participating broker ranging from 1.25% to 5.0% on the sale of a fixed series note and an amount equal to .25% per annum on the average note balance for a variable series note.  No commissions were paid on any accrued interest that is added to the principal of a Class 1A Note pursuant to an interest deferral election made by the investor.

The Company has also entered into a Managing Participating Broker Agreement with MP Securities pursuant to which MP Securities will act as the managing broker for the offering of its Class 1A Notes.  As the managing participating broker, MP Securities will maintain sales records, process and approve investor applications, conduct retail and wholesale marketing activities for sales of the Class 1A Notes and undertake its own due diligence review of the offering.  MP Securities does not serve as a lead underwriter or syndicate manager for the offering.

Under the terms of the Amended and Restated Managing Broker Dealer Agreement (the “MB Agreement”) entered into with MP Securities and possible participating brokers in the future, the Company will pay gross selling commissions ranging from 1.25% to 1.75% for the sale of Fixed Series Class 1A Notes and an amount equal to .50% of the amount of Variable Series Class 1A Notes sold plus an amount equal to .25% per annum on the average note balance of such Variable Series Class 1A Note.  Both the gross commissions and managing participating broker commissions will be reduced by .25% of the total amount of each note sold in the offering to a repeat purchaser who is then, or has been within the immediately preceding thirty (30) days, an owner of one of the Company’s investor notes.  No commissions are paid on the accrued interest deferred and added to the principal balance of a note when an investor elects to defer interest received on a note.  In the event MP Securities provides wholesaling services in connection with the Class 1A Notes offering, the Company may reimburse MP Securities and any other selling group member up to $40 thousand in wholesaling expenses.  As of the date of this Report, no wholesaling expenses have been paid to MP Securities or any other selling group member under the Class 1A Notes offering.

In connection with the Company’s Secured Note offering, it has engaged MP Securities to act as its managing broker for the offering.  Under the terms of a Managing Broker-Dealer Agreement entered into by and between the Company and MP Securities, it will pay selling commissions ranging from 2% on its Secured Notes with a 18-month maturity to 5% on Secured Notes with a 54-month maturity, with total selling commissions not to exceed 5%.

In addition, the Company has signed an Administrative Services Agreement with MP Securities which stipulates that it will provide certain services to MP Securities.  These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services.  In December 2015, the Company agreed to waive and abate MP Securities’ obligation to pay the Company for these services for a limited period of time not to exceed twelve months and subject to a maximum expense abatement of $250 thousand.  For the year ended December 31, 2016, no abatements had been requested by MP Securities or made by the Company.  Pursuant to resolutions adopted by the Board of Managers in November 2016, the Board authorized the officers of the Company to extend the terms of this agreement for an additional twelve month period.

Pursuant to a Loan and Security Agreement, dated December 15, 2014, entered into by and among the Company, MPF and the holders of its Secured Notes (the “Loan Agreement”), MPF will serve as the collateral agent for the Secured Notes.  The Company will pledge and deliver mortgage loans and cash to MPF to serve as collateral for the Secured Notes.  As custodian and collateral agent for the Secured Notes, MPF will monitor the Company’s compliance with the terms of the Loan Agreement, take possession of, hold, operate, manage or sell the collateral conveyed to MPF for the benefit of the Secured Note holders.  MPF is further authorized to pursue any remedy at law or in equity after an event of default occurs under the Loan Agreement.

To assist in evaluating any related transactions the Company may enter into with a related party, its Board has adopted a Related Party Transaction Policy. Under this policy, a majority of the members of the Company’s Board and majority of its independent Board members must approve a material transaction that it enters into with a related party.  As a result, all transactions that the Company undertakes with an affiliate or related party are on terms believed by its management to be no less favorable than are available from unaffiliated third parties and are approved by a majority of its independent Board members.

Note 4.Loans

All of the loans are made to various evangelical churches and related organizations, primarily to purchase, construct or improve facilities. Loan maturities extend through 2031. The loans carry interest rates ranging from 3.00% to 8.50%, with a weighted average yield of 6.28% as of both December 31, 2016 and 2015.  A total of $106.3 million in loans are pledged as collateral for borrowings from financial institutions as

December 31, 2016. See Note 9.  A total of $2.9 million in loans are pledged as collateral for notes payable at December 31, 2016.  See Note 11. A summary of loans as of December 31 follows (dollars in thousands):

	2016	2015

Loans to evangelical churches and related organizations:
Real estate secured	$146,743	$136,250
Unsecured	1,239	126
Total loans	147,982	136,376

Deferred loan fees, net	(980)	(850)
Loan discount	(863)	(809)
Allowance for loan losses	(1,875)	(1,785)
Loans, net	$144,264	$132,932

The Company’s loan portfolio is comprised of one segment – church loans. The loans fall into four classes: wholly-owned loans for which the Company possesses the first collateral position, wholly-owned loans that are either unsecured or for which the Company possesses a junior collateral position, participated loans for which the Company possesses the first collateral position, and participated loans for which the Company possesses a junior collateral position.

Loans by portfolio segment (church loans) and the related allowance for loan losses are presented below. Loans and the allowance for loan losses are further segregated by impairment methodology (dollars in thousands).

	Loans and Allowance for Loan Losses (by segment)
	As of

	December 31, 2016	December 31, 2015

Loans:
Individually evaluated for impairment	$8,878	$11,892
Collectively evaluated for impairment	139,104	124,484
Balance	$147,982	$136,376

Allowance for loan losses:
Individually evaluated for impairment	$1,072	$1,115
Collectively evaluated for impairment	803	670
Balance	$1,875	$1,785

Allowance for Loan Losses

Management believes that the allowance for loan losses as of December 31, 2016 and 2015 is appropriate. Changes in the allowance for loan losses by loan portfolio segment (church loans) as of and for the years ended December 31 are summarized as follows (dollars in thousands):

	2016	2015

Balance, beginning of period	$1,785	$2,454
Provision (credit) for loan loss	113	(524)
Chargeoffs	(20)	(143)
Recoveries	2	20
Transfer to loan discount	--	--
Accretion of allowance related to restructured loans	(5)	(22)
Balance, end of period	$1,875	$1,785

The following table is a summary of the loan portfolio credit quality indicators by loan class.  During the year ended December 31, 2016, the Company amended its credit policy to include the special mention category, which is presented in the table below.  See the table below for balances at December 31, 2016 and 2015, which is the date on which the information was updated for each credit quality indicator (dollars in thousands):

Credit Quality Indicators (by class)
As of December 31, 2016
	Wholly-Owned First	Wholly-Owned Junior	Participation First	Participation Junior	Total

Grade:
Pass	$109,744	5,600	10,590	--	$125,934
Watch	12,950	--	220	--	13,170
Special mention	2,334	--	--	--	2,334
Substandard	6,339	205	--	--	6,544
Doubtful	--	--	--	--	--
Loss	--	--	--	--	--
Total	$131,367	$5,805	$10,810	$--	$147,982

Credit Quality Indicators (by class)
As of December 31, 2015
	Wholly-Owned First	Wholly-Owned Junior	Participation First	Participation Junior	Total

Grade:
Pass	$102,845	$4,809	$10,813	$--	$118,467
Watch	4,387	3,113	1,630	--	9,130
Substandard	8,564	215	--	--	8,779
Doubtful	--	--	--	--	--
Loss	--	--	--	--	--
Total	$115,796	$8,137	$12,443	$--	$136,376

The following table sets forth certain information with respect to the Company’s loan portfolio delinquencies by loan class and amount at December 31, 2016 and 2015 (dollars in thousands):

Age Analysis of Past Due Loans (by class)
As of December 31, 2016

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or more and Accruing

Church loans:
Wholly-Owned First	$3,598	886	1,334	5,818	125,549	131,367	$--
Wholly-Owned Junior	--	--	--	--	5,805	5,805	--
Participation First	1,358	--	--	1,358	9,452	10,810	--
Participation Junior	--	--	--	--	--	--	--

Total	$4,956	$886	$1,334	$7,176	$140,806	$147,982	$--

Age Analysis of Past Due Loans (by class)
As of December 31, 2015

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or more and Accruing

Church loans:
Wholly-Owned First	$3,433	$--	$1,063	$4,496	$111,300	$115,796	$--
Wholly-Owned Junior	--	--	--	--	8,137	8,137	--
Participation First	1,377	--	--	1,377	11,066	12,443	--
Participation Junior	--	--	--	--	--	--	--

Total	$4,810	$--	$1,063	$5,873	$130,503	$136,376	$--

Non-Performing Loans

Non-performing loans include non-accrual loans, loans 90 days or more past due and still accruing, and restructured loans.  Non-accrual loans represent loans on which interest accruals have been discontinued.  Restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress. Non-performing loans are closely monitored on an ongoing basis as part of management’s loan review and work-out process.  The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows.

The following tables are summaries of impaired loans by loan class at December 31, 2016 and 2015.  The recorded investment in impaired loans reflects the balances in the financial statements, net of loan discounts, whereas the unpaid principal balance reflects the contractual balances before application of collected interest payments toward the recorded investment (dollars in thousands):

Impaired Loans (by class)
As of and for the Year Ended December 31, 2016

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded:
Church loans:
Wholly-Owned First	$3,921	$5,419	$--	$4,085	$31
Wholly-Owned Junior	193	216	--	198	--
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--

With an allowance recorded:
Church loans:
Wholly-Owned First	4,008	5,345	1,072	4,181	13
Wholly-Owned Junior	--	--	--	--	--
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--

Total:
Church loans	$8,122	$10,980	$1,072	$8,464	$44

Impaired Loans (by class)
As of and for the Year Ended December 31, 2015

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded:
Church loans:
Wholly-Owned First	$1,720	$2,681	$--	$1,829	$--
Wholly-Owned Junior	--	--	--	--	--
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--

With an allowance recorded:
Church loans:
Wholly-Owned First	6,157	7,471	704	6,215	99
Wholly-Owned Junior	3,272	3,331	412	3,304	162
Participation First	--	--	--	--	--
Participation Junior	--	--	--	--	--

Total:
Church loans	$11,149	$13,483	$1,115	$11,348	$261

A summary of nonaccrual loans by loan class at December 31, 2016 and 2015 is as follows (dollars in thousands):

Loans on Nonaccrual Status (by class)
As of December 31, 2016

Church loans:
Wholly-Owned First	$8,674
Wholly-Owned Junior	205
Participation First	--
Participation Junior	--

Total	$8,878

Loans on Nonaccrual Status (by class)
As of December 31, 2015

Church loans:
Wholly-Owned First	$8,564
Wholly-Owned Junior	215
Participation First	--
Participation Junior	--

Total	$8,779

A summary of troubled debt restructurings by loan class that were modified during the year ended December 31 is as follows (dollars in thousands):

Troubled Debt Restructurings (by class)
For the year ended December 31, 2016

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment At Period End

Church loans:
Wholly-Owned First	1	$944	$944	$925

Total	1	$944	$944	$925

The Company restructured one loan during the year ended December 31, 2016. The Company lowered the interest rate on this loan as part of the restructure, but did not add any amounts to the principal balance. This loan had been previously restructured during prior years.  Interest was added to this loan as part of a prior restructuring transaction.

Troubled Debt Restructurings (by class)
For the year ended December 31, 2015

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Recorded Investment At Period End

Church loans:
Wholly-Owned First	3	$2,932	$3,019	$3,004
Wholly-Owned Junior	1	206	206	204

Total	4	$3,138	$3,225	$3,208

The Company restructured four loans during the year ended December 31, 2015. For each of the loans, the Company added unpaid accrued interest outstanding to the loan balance and offset this with a corresponding discount of the same amount.  For one of the loans, the Company added $88 thousand in additional principal related to advances made for property maintenance and taxes due on the property.  Since the time of the restructure, each restructured loan has made payments as agreed.

Troubled Debt Restructurings Defaulted (by class)
During the year ended December 31, 2016

	Number of Loans	Recorded Investment

Troubled debt restructurings that subsequently defaulted:
Church loans:
Wholly-Owned First	1	$925
Total:
Church loans	1	$925

For all nine of the restructured loans at December 31, 2016, unpaid accrued interest at the time of the loan restructure was added to the principal balance. The amount of interest added was also recorded as a loan discount, so that the net loan balance did not change. For some restructured loans cash advances were made for maintenance costs and taxes that increased the loan balance.  In addition, for each of the nine restructured loans, the interest rate was decreased. Each borrower involved in a troubled debt restructuring was experiencing financial difficulties at the time the loan was restructured.  Several of the loans have been restructured multiple times since the initial restructure.

The loan that was modified during the year ended December 31, 2016 defaulted during 2016.  No loans that were modified during the year ended December 31, 2015 defaulted in the same year they were modified.

Loans modified in a troubled debt restructuring are closely monitored for delinquency as an early indicator for future default.  If loans modified in a troubled debt restructuring subsequently default, the Company evaluates such loans for potential further impairment.  As a result of this evaluation, specific reserves may be increased.

No additional funds were committed to be advanced in connection with impaired loans, including restructured loans, as of December 31, 2016 or 2015.

Note 5. Investments

The Company’s investments at December 31, 2016 consist of an ownership interest in a joint venture, Tesoro Hills LLC.  The Company’s ownership interest is equal to the value of its initial investment in the joint venture, which consisted of a $900 thousand property that was previously foreclosed on by the Company.  The joint venture incurred $10 thousand in losses for the year ended December 31, 2016. $8 thousand of these losses were allocated to the Company according to the terms of the operating agreement.  As of December 31, 2016, the carrying value of the Company’s investment in the property is $892 thousand.  Management has conducted an evaluation of the investment as of December 31, 2016 and has determined that the investment is not impaired.  The Company did not have any investments at December 31, 2015.

Note 6. Foreclosed Assets

The Company held $3.5 million of foreclosed assets at December 31, 2015.  The Company owned one additional foreclosed asset at December 31, 2015 that had been written off.  All of the Company’s remaining foreclosed assets were sold or transferred to a joint venture investment during the year ended December 31, 2016.  The Company does not own any foreclosed assets at December 31, 2016.

Foreclosed assets are presented net of an allowance for losses.  An analysis of the allowance for losses on foreclosed assets is as follows (dollars in thousands):

	Allowance for Losses on Foreclosed Assets for the years ended December 31,
	2016	2015
Balance, beginning of period	$1,111	$2,431
Provision (credit) for losses	(6)	(11)
Charge-offs	(1,111)	(1,309)
Recoveries	6	--
Balance, end of period	$--	$1,111

Expenses and income applicable to foreclosed assets include the following (dollars in thousands):

	Foreclosed Asset Expenses for the years ended December 31,
	2016	2015
Net gain on sale of real estate	$(278)	$(132)
Provision (credit) for losses	(6)	(11)
Operating expenses, net of rental income	3	123
Net expense (income)	$(281)	$(20)

Note 7. Loan Participation Sales

During the year ended December 31, 2016, the Company sold participations in 22 church loans totaling $14.3 million.  During the year ended December 31, 2015, the Company sold participations in eight church loans totaling $6.0 million.  The Company retained servicing responsibilities in these loans, and as a result, the Company recorded servicing assets totaling $155 thousand and $59 thousand during the years ended December 31, 2016 and 2015, respectively. These assets are being amortized using the interest method over the terms of the loans.  The amortization of servicing assets is recorded as an adjustment to servicing fee income and totaled $83 and $57 thousand for the years ended December 31, 2016 and 2015, respectively.

A summary of servicing assets for the year ended December 31, 2016 and 2015 is as follows (dollars in thousands:

	2016	2015
Balance, beginning of period	$186	$184
Additions:
Servicing obligations from sale of loan participations	155	59
Subtractions:
Amortization	(83)	(57)
Balance, end of period	$258	$186

For the years ended December 31, 2016 and 2015, the Company recognized gains of $135 thousand and $49 thousand, respectively, on the sales of loan participations.

Note 8.Premises and Equipment

Premises and equipment consist of the following at December 31 (dollars in thousands):

	2016	2015

Furniture and office equipment	$468	$392
Computer system	222	221
Leasehold improvements	25	25
Total premises and equipment	715	638
Less accumulated depreciation and amortization	(600)	(580)
Premises and equipment, net	$115	$58

Depreciation and amortization expense for the years ended December 31, 2016 and 2015 amounted to $20 thousand and $45 thousand, respectively.

Note 9.NCUA Credit Facilities

Members United Facility

On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Members United Corporate Federal Credit Union (“Lender”) entered into an $87.3 million credit facility refinancing transaction (the “MU Credit Facility”).  The MU Credit Facility replaced the original $100 million CUSO Line entered into by and between the Company and Members United Corporate Federal Credit Union on May 7, 2008.  Accrued interest is due and payable monthly in arrears on the MU Credit Facility on the first day of each month at the lesser of the maximum interest rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the MU Credit Facility may not be re-borrowed.  On March 30, 2015, the Company and the NCUA entered into an agreement to amend to the Loan and Security Agreement (the “LSA Amendments”) for both the MU Credit Facility and the WesCorp Credit Facility.  The LSA Amendments altered the collateral requirements on both facilities, as well as some of the Company’s reporting requirements to the NCUA.  The balance of the MU Credit Facility was $67.1 million and $70.2 million at December 31, 2016 and December 31, 2015, respectively.  Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $450 thousand in and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The MU Credit Facility includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable us to meet its obligation to maintain a minimum collateralization ratio.  At December 31, 2016 and December 31, 2015, the collateral securing the MU Credit Facility had an aggregate principal balance of $79.4 million and $81.9 million, respectively.  In total, the collateral securing both facilities at December 31, 2015 did not satisfy the 120% minimum collateralization ratio required by the amended agreement.  The Company pledged $686 thousand in cash to satisfy the deficit in loan collateral at December 31, 2015.  The total collateral pledged, including loans receivable and cash, satisfies the requirements of the amended credit facility agreements.  The loan collateral securing the facility was sufficient at December 31, 2016.

In addition to the minimum collateralization requirement, the MU Credit Facility also includes covenants which prevent the Company from renewing or extending a loan pledged as collateral under this facility unless certain conditions have been met and requires the borrower to deliver current financial statements to the Company.  Under the terms of the MU Credit Facility, the Company has established a lockbox maintained for the benefit of Lender that will receive all payments made by collateral obligors.  The Company’s obligation to repay the outstanding balance on this facility may be accelerated upon the occurrence of an “Event of Default” as defined in the MU Credit Facility.  Such Events of Default include, among others, failure to make timely payments due under the MU Credit Facility and the Company's breach of any of its covenants.  As of December 31, 2016 and December 31, 2015, the Company was in compliance with its covenants under the MU Credit Facility.

WesCorp Facility

On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Western Corporate Federal Credit Union (previously herein defined as “Lender”) entered into a $23.5 million credit facility refinancing transaction (the “WesCorp Credit Facility Extension”).  The WesCorp Credit Facility Extension amends, restates and replaces a credit facility entered into by and between the Company and Western Corporate Federal Credit Union on November 30, 2009.  Under the WesCorp Credit Facility Extension, accrued interest is due and payable monthly in arrears on the first day of each month at the lesser of the maximum rate permitted by applicable law under the loan documents or 2.525%.  The term loan may be repaid or retired without penalty, but any amounts repaid or prepaid under the WesCorp Credit Facility Extension may not be re-borrowed.  The WesCorp Credit Facility Extension requires monthly principal and interest payments of $106 thousand.  As of December 31, 2016 and 2015, $19.2 million and $20.0 million, respectively, was outstanding on the WesCorp Credit Facility Extension. Effective as of November 30, 2016, the Company and the Lender agreed to amend the terms of the facility.  Under the amended terms of the facility, the required minimum monthly payment was increased to $129 thousand in and the facility will mature on November 1, 2026, at which point the final principal payment will be due.

The WesCorp Credit Facility Extension includes a number of borrower covenants, including affirmative covenants to maintain the collateral free of liens, to timely pay the amounts due on the facility, to provide the Lender with interim or annual financial statements and annual and periodic reports filed with the U.S. Securities and Exchange Commission and maintain a minimum collateralization ratio of at least 110% (120% for the MU Credit Facility and Wescorp Facility combined).  If at any time the Company fails to maintain its required minimum collateralization ratio, it will be required to deliver cash or qualifying mortgage loans in an amount sufficient to enable it to meet its obligation to maintain a minimum collateralization ratio.  As of December 31, 2016 and 2015, the collateral securing the WesCorp Credit Facility Extension had an aggregate principal balance of $26.9 million and $25.7 million, respectively.   In total, the collateral securing both facilities at December 31, 2015 did not satisfy the 120% minimum collateralization ratio required by the amended agreement.  The Company pledged $686 thousand in cash to satisfy the deficit in loan collateral at December 31, 2015.  The total collateral pledged, including loans receivable and cash, satisfies the requirements of the amended credit facility agreements.  The loan collateral securing the facility was sufficient at December 31, 2016.

As of December 31, 2016 and 2015, the Company was in compliance with its covenants under the Wescorp Credit Facility Extension.

Future principal paydowns of borrowings from financial institutions are as follows at December 31:

2017	$4,822
2018	4,952
2019	5,078
2020	5,203

2021	5,341
Thereafter	60,930
$86,326

Amendments to our Credit Facility Agreements

On March 30, 2015, the Company and the NCUA agreed to an Amendment to the Loan and Security Agreement (the “LSA Amendments”) for both the MU Credit Facility and the WesCorp Credit Facility Extension.  Under the terms of the LSA Amendments, the following changes to our credit facility agreements were made:

Members United and WesCorp Credit Facilities
	Previous	Amended Facility
Minimum collateralization ratio and minimum combined collateralization ratio	128% on the Members United facility and 150% on the WesCorp facility	110% on each facility and 120% combined portfolio
Loan to value ratio at time loan is pledged	80%	80%
Minimum combined portfolio loan-to-value ratio, based on the loan-to-value at the time the loans are pledged	No requirement	70%
Minimum debt service coverage ratio at time loan is pledged	110%	110%
Minimum combined portfolio debt service coverage ratio, based on the debt service coverage at the time the loans are pledged	No requirement	115%
Permit cash collateral substitution	Not available	Yes, at 1:1 ratio
Maximum weighted average risk rating of notes held as collateral	No requirement	3.0 (“acceptable quality”) on each facility and 2.85 on combined portfolio

If the Company receives proceeds from the sale of a collateral loan, it will be required to prepay the credit facility in an amount sufficient to meet minimum collateralization ratio and combined minimum collateralization ratio

	Company must meet the minimum collateralization ratio for each facility	Company must meet the minimum collateralization ratio requirement and combined minimum collateralization ratio requirement
Ability to substitute collateral if a pledged loan is paid off or a loan no longer qualifies as eligible	Ability to substitute mortgage collateral	Ability to substitute cash in addition to mortgage collateral
Credit Manager’s Report	No requirement	On a quarterly basis, the Company must deliver a credit manager’s report

Effective November 30, 2016, the Company and the lender reached an agreement to amend both the MU Credit Facility and the Wescorp Credit Facility Extension to change the maturity date of the facilities from October 31, 2018 to November 1, 2026.  As part of this amendment, the required monthly payments on both facilities were increased.  The remaining principal owed on the facilities will be due and payable on November 1, 2026.

Note 10.Commitments and Contingencies

Credit-Related Financial Instruments

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unadvanced lines of credit, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. At December 31, 2016 and December 31, 2015, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount at:

	December 31, 2016	December 31, 2015

Undisbursed loans	$2,073	$5,232
Standby letter of credit	$764	$1,071

Undisbursed loans are commitments for possible future extensions of credit to existing customers. These loans are sometimes unsecured and may not necessarily be drawn upon to the total extent to which the Company is committed.  Commitments to extend credit are generally at variable rates.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Contingencies

In the normal course of business, the Company may become involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

Operating Lease Commitments

The Company has lease commitments covering its offices in Brea and Fresno, California. At December 31, 2016, future minimum rental payments for the years ending December 31 are as follows:

2017	$142
2018	146
Total	$288

Total rent expense, including common area costs, was $147 thousand and $143 thousand for the years ended December 31, 2016 and 2015, respectively. The Brea office lease expires in 2018 and contains one additional option to renew for five years.

The Fresno office lease is scheduled to expire in 2018.  There are no options to renew in the lease extension.

Note 11.Notes Payable

Notes payable comprised unsecured and secured notes totaling $57.2 million and $3.4 million, respectively, at December 31, 2016.  Notes payable comprised of unsecured and secured notes totaling $47.6 million and $2.3 million, respectively, at December 31, 2015.  The notes are payable to investors who have purchased the securities, including individuals, churches, and Christian ministries, many of whom are members of ECCU or ACCU. Notes pay interest at stated spreads over an index rate that is adjusted every month. Interest can be reinvested or paid at the investor's option. The Company may repurchase all or a portion of notes at any time at its sole discretion, and may allow investors to redeem their notes prior to maturity at its sole discretion.

In April 2008, the Company registered with the SEC $80.0 million of new Class A Notes in three series, including a Fixed Series, Flex Series and Variable Series.  This was a "best efforts" offering and continued through April 30, 2010.  The Company registered an additional $100.0 million of Class A notes on both June 3, 2010 and May 4, 2011.  The offering included three categories of notes, including a fixed interest note, a variable interest note, and a flex note, which allows borrowers to increase their interest rate once a year with certain limitations.  The Class A Notes contained restrictive covenants pertaining to paying dividends, making redemptions, acquiring, purchasing or making certain payments, requiring the maintenance of minimum tangible net worth, limitations on the issuance of additional notes and incurring of indebtedness.  The Class A Notes required the Company to maintain a minimum tangible adjusted net worth, as defined in the Class A Notes Trust Indenture Agreement, of not less than $4.0 million.  The Company was in compliance with these covenants as of December 31, 2016 and 2015.

The Class A Notes were issued under a Trust Indenture between the Company and U.S. Bank National Association (“US Bank”). The Class A Note Offering expired on December 31, 2015 and the Company discontinued the sale of its Class A Notes. At December 31, 2016 and 2015, $17.3 million and $25.4 million of these notes were outstanding, respectively.

In January 2015, the Company registered with the SEC $85.0 million of new Class 1A Notes in two series, including a Fixed Series and Variable Series.  This is a "best efforts" offering and will continue through December 31, 2017.  The offering includes two categories of notes, including a fixed interest note and a variable interest note.  The interest rates the Company will pay on the Fixed Series Notes are determined by reference to the Swap Index, an index that is based upon a weekly average Swap rate reported by the Federal Reserve Board, and is in effect on the date they are issued. These notes bear interest at the Swap Index plus a rate spread of 1.7% to 2.5% and have maturities ranging from 12 to 60 months.  The interest rates the Company pays on the Variable Series Notes are determined by reference to the Variable Index in effect on the date the interest rate is set and bear interest at a rate of the Swap Index plus a rate spread of 0.20% to 0.65%.  Effective as of January 6, 2015, the Variable Index is defined under the Class 1A Notes as the three month LIBOR rate.

The Class 1A Notes also contain restrictive covenants pertaining to paying dividends, making redemptions, acquiring, purchasing or making certain payments, requiring the maintenance of minimum tangible net worth, limitations on the issuance of additional notes and incurring of indebtedness.  The Class 1A Notes require the Company to maintain a minimum tangible adjusted net worth, as defined in the Class 1A Notes Trust Indenture Agreement, of not less than $4.0 million.  The Company is not permitted to issue any Class 1A Notes if, after giving effect to such issuance, the Class 1A Notes then outstanding would have an aggregate unpaid balance exceeding $125.0 million.  The Company’s other indebtedness, as defined in the Class 1A Notes Trust Indenture Agreement, and subject to certain exceptions enumerated therein, may not exceed $20.0 million outstanding at any time while any Class 1A Notes are outstanding. The Company was in compliance with these covenants as of December 31, 2016.

The Class 1A Notes were issued under a Trust Indenture between the Company and U.S. Bank National Association (“US Bank”).  The Class 1A Notes are part of up to $300 million of Class 1A Notes the Company may issue pursuant to the US Bank Indenture.  At December 31, 2016 and 2015, $32.9 million and $15.9 million of Class 1A Notes were outstanding, respectively.

In January 2015, the Company began offering Secured Investment Certificates under a new private placement memorandum pursuant to the requirements of Rule 506 of Regulation D.  Under this offering, the Company may sell up to $80.0 million in Secured Investment Certificates to qualified investors.  The certificates require as collateral either cash pledged in the amount of 100% of the outstanding balance of the certificates or loans receivable pledged in the amount of 105% of the outstanding balance of the certificates.  At December 31, 2016, a total of $3.4 million in Secured Investment Certificates were outstanding.  The collateral securing the Secured Investment Certificates had an outstanding balance that totaled $2.9 million, which is not sufficient to satisfy the minimum collateral requirement of the private placement memorandum.  As a result, the Company pledged $600 thousand in cash to meet the minimum collateralization requirements of the Secured Investment Certificates.

In February 2013, the Company launched the sale of its Series 1 Subordinated Capital Notes pursuant to a limited private offering to qualified investors that meet the requirements of Rule 506 of Regulation D.  The Series 1 Subordinated Capital Notes have been offered with maturity terms from 12 to 60 months at an interest rate fixed on the date of issuance, as determined by the then current seven-day average rate reported by the U.S. Federal Reserve Board for interest rate swaps. At December 31, 2016 and 2015, a total of $5.1 million and $3.4 million in notes sold pursuant to this offering were outstanding, respectively.

In March 2013, the Company launched the sale of a new private offering of its 2013 International Notes.  This offering was made only to qualified investors that meet the requirements of Rule 902 of Regulation S. Including International Notes sold under previous private offerings, at December 31, 2016 and 2015, a total of $54 thousand and $52 thousand of its International Notes were outstanding, respectively.

Under the Series 1 Subordinated Capital Notes and 2013 International Notes offerings, the Company is subject to certain covenants, including limitations on restricted payments, limitations on the amount of notes that can be sold, restrictions on mergers and acquisitions, and proper maintenance of books and records.  The Company was in compliance with these covenants at December 31, 2016.

A summary of notes payable at December 31 is as follows (dollars in thousands):

	Amount		Weighted Average Interest Rate
	2016	2015	2016	2015
SEC Registered Public Offerings
Class 1A Offering	32,876	15,933	3.24%	3.08%
Class A Offering	$17,308	$25,360	3.86%	3.84%

Private Offerings
Special Offering	1,827	2,884	4.34%	3.66%
Special Subordinated Notes	5,147	3,425	4.74%	5.05%
Secured Notes	3,345	2,261	3.30%	3.33%
International Offering	54	52	3.62%	3.62%
Total	$60,557	$49,915

The following are maturities of notes payable for each of the next five years ending December 31 (dollars in thousands):

2017	$22,983
2018	13,256
2019	13,063
2020	6,500
2021	4,755
$60,557

Note 12.Office Operations and Other Expenses

Office operations and other expenses for the year ended December 31 comprise the following:

	2016	2015

Lending expenses	$60	$43
Repairs and maintenance	285	262
Depreciation	20	45
Insurance	321	324
Travel expenses	73	72
Human resources	59	71
Software servicing	44	59
Referral fees	191	106
Correspondent fees	60	64
Other	245	246

Total	$1,358	$1,292

Note 13.Preferred and Common Units Under LLC Structure

The Series A Preferred Units are entitled to a cumulative Preferred Return, payable quarterly in arrears, equal to the liquidation preference times a dividend rate of 190 basis points through March 2013 and 25 basis points thereafter over the 1-year LIBOR rate in effect on the last day of the calendar month in which the Preferred Return is paid.  In addition, the Series A Preferred Units are entitled to an annual Preferred Distribution, payable in arrears, equal to 10% of the Company’s profits, after subtracting from profits the Preferred Return.  The Company accrued $72 thousand and $23 thousand as an annual Preferred Distribution at December 31, 2016 and 2015, respectively.

The Series A Preferred Units have a liquidation preference of $100 per unit; have no voting rights; and are subject to redemption in whole or in part at the Company’s election on December 31 of any year, for an amount equal to the liquidation preference of each unit, plus any accrued and unpaid Preferred Return and Preferred Distribution on such units. The Preferred Units have priority as to earnings and distributions over the Common Units. The resale of the Company’s Preferred Units and Common Units are subject to the Company’s first right of refusal to purchase units proposed to be transferred.  Upon the Company’s failure to pay a Preferred Return for four consecutive quarters, the holders of the Series A Preferred Units have the right to appoint two managers.

The Class A Common Units have voting rights.

Note 14.Retirement Plans

401(k)

Employees who are at least 21 years of age are eligible to participate in the ADP 401(k) plan upon the hire date. No minimum service is required and the minimum age is 21. Each employee may elect voluntary contributions not to exceed 60% of salary, subject to certain limits based on Federal tax law. The plan has a matching program, which qualifies as a Safe Harbor 401(k) plan. As a Safe Harbor Section 401(k) plan, the Company matches each eligible employee’s contribution, dollar for dollar, up to 3% of the employee’s compensation and 50% of the employee’s contribution that exceeds 3%, up to a maximum of 5% of the employee’s compensation.  Company matching contributions for the plan years ended December 31, 2016 and 2015 were $73 thousand and $81 thousand, respectively.

Profit Sharing

The profit sharing plan is for all employees who, at the end of the calendar year, are at least 21 years old, still employed, and have at least 900 hours of service during the plan year. The amount annually contributed on behalf of each qualified employee is determined by the managers, and is calculated as a percentage of the eligible employee's annual earnings. There were no contributions to the profit sharing plan for the years ended December 31, 2016 and 2015.

Note 15.Fair Value

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31 are as follows (dollars in thousands):

	Fair Value Measurements at December 31, 2016 using

	Carrying Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Fair Value
FINANCIAL ASSETS:
Cash	$9,683	$9,683	$--	$--	$9,683
Loans, net	144,264	--	--	144,125	144,125
Investments	892	--	--	892	892
Accrued interest receivable	657	--	--	657	657
FINANCIAL LIABILITIES:
NCUA credit facilities	$86,326	$--	$--	$83,322	$83,322
Notes payable	60,479	--	--	60,759	60,759
Other financial liabilities	302	--	--	302	302

	Fair Value Measurements at December 31, 2015 using

	Carrying Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3	Fair Value
FINANCIAL ASSETS:
Cash	$11,645	$11,645		$--	$--	$11,645
Loans, net	132,932	--		--	136,468	136,468
Accrued interest receivable	545	--		--	545	545
FINANCIAL LIABILITIES:
NCUA credit facilities	$90,237	$--	$		$90,258	$90,258
Notes payable	49,915	--		--	50,693	50,693
Other financial liabilities	178	--		--	178	178

Management uses judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the underlying value of the Company, or the amounts the Company could have realized in a sales transaction at December 31, 2016 and 2015.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash – The carrying amounts reported in the consolidated balance sheets approximate fair value for cash.

Loans – Fair value is estimated by discounting the future cash flows using the current average rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investments – Fair value is estimated by determining the value of similar assets or the projected future cash flows from the investment.

Accrued Interest Receivable – The carrying amounts reported in the consolidated balance sheets approximate fair value as these receivables are short-term in nature.

Notes Payable – The fair value of fixed maturity notes is estimated by discounting the future cash flows using the rates currently offered for notes payable of similar remaining maturities.

Borrowings from Financial Institutions – The fair values of borrowings from financial institutions are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

Other Financial Liabilities - The carrying amounts reported in the consolidated balance sheets approximate fair value as these payables are short-term in nature.

Off-Balance Sheet Instruments – The fair value of loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of loan commitments is insignificant at December 31, 2016 and 2015.

Fair Value Measurements Using Fair Value Hierarchy

The following section describes the valuation methodologies used for assets measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy.

Fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs that are observable for the asset or liability (such as interest rates, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by observable market data by correlation or by other means.

•

Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following section describes the valuation methodologies used for assets measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Fair Value Measured on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents such assets carried on the balance sheet by caption and by level within the valuation hierarchy (dollars in thousands):

	Fair Value Measurements Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Obervable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets at December 31, 2016:
Collateral dependent loans (net of allowance and discount)	$--	$1,062	$4,736	$5,798
Investments	--	--	892	892
	$--	$1,062	$5,628	$6,690

Assets at December 31, 2015:
Collateral dependent loans (net of allowance and discount)	$--	$--	$5,940	$5,940
Foreclosed assets	--	2,586	900	3,486
	$--	$2,586	$6,840	$9,426

Impaired Loans

Collateral-dependent impaired loans are carried at the fair value of the collateral less estimated costs to sell. The fair value of collateral is determined based on appraisals. In some cases, adjustments were made to the appraised values for various factors including age of the appraisal, age of comparable properties included in the appraisal, and known changes in the market and in the collateral. When significant adjustments were based on unobservable inputs, the resulting fair value measurement has been categorized as a Level 3 measurement. Otherwise, collateral-dependent impaired loans are categorized under Level 2.  Because of the uncertain market, fair value for collateral-dependent loans based on appraisals more than 30 days old were deemed to involve significant adjustments based on unobservable inputs.

Joint Venture Investment

Joint venture investments are initially recorded at the estimated value of the assets contributed to the joint venture.  After the initial contribution, the recorded value of the joint venture is adjusted by the Company’s prorated share of income and expenses earned and incurred by the joint venture.  The Company also performs a periodic impairment analysis to determine whether the value of the joint venture based on the type of investment, the potential market for the investment, and the plan for disposing of the investment indicates is lower than the recorded value of the joint venture.  An impairment charge will be recorded on the investment if the analysis reveals any impairment to the asset’s value.

Foreclosed Assets

Real estate acquired through foreclosure or other proceedings (foreclosed assets) is initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost. After foreclosure, valuations are periodically performed and foreclosed assets held for sale are carried at the lower of cost or fair value, less estimated costs of disposal. The fair values of real properties initially are determined based on appraisals. In some cases, adjustments were made to the appraised values for various factors including age of the appraisal, age of comparables included in the appraisal, and known changes in the market or in the collateral. Subsequent valuations of the real properties are based on management estimates or on updated appraisals. Foreclosed assets are categorized under Level 3 when significant adjustments are made by management to appraised values based on unobservable inputs. Otherwise, foreclosed assets are categorized under Level 2 if their values are based solely on appraisals.

The following is a reconciliation of the assets for which significant unobservable inputs (Level 3) were used in determining fair value (dollars in thousands) for the years ended December 31, 2016 and 2015:

Impaired loans
(net of allowance and discount)
Balance, December 31, 2015	$5,940
Re-classifications of assets from Level 3 into Level 2	(990)
Allowance and discount, net of discount amortization	(452)
Loans that became impaired	653
Loan payments and payoffs	(415)
Balance, December 31, 2016	$4,736

Impaired loans
(net of allowance and discount)
Balance, December 31, 2015	$--
Transfer of foreclosed assets to investments	900
Pro rata share of joint venture losses	(8)
Balance, December 31, 2016	$892

Foreclosed assets
(net of allowance and discount)
Balance, December 31, 2015	$900
Transfer of foreclosed assets to investments	(900)
Balance, December 31, 2016	$--

Impaired loans
(net of allowance and discount)
Balance, December 31, 2014	$5,672
Allowance and discount, net of discount amortization	1,016
Transfer of loans into foreclosed assets	--
Loans that became impaired	2,268
Loan payments and payoffs	(3,016)
Balance, December 31, 2015	$5,940

Foreclosed assets
(net of allowance and discount)
Balance, December 31, 2014	$3,931
Transfer of loans into foreclosed assets	--
Sale of foreclosed assets	(456)
Valuation allowances recovered on foreclosed assets	11
Balance, December 31, 2015	$900

The following tables present the valuation methodology and unobservable inputs for level 3 assets measured at fair value on a non-recurring basis at December 31:

2016
Assets	Fair Value (in thousands)	Valuation Techniques	Unobservable Input	Range (Weighted Average)
		Discounted appraised value	Selling cost	10% - 15% (10.55%)
Impaired Loans	$4,736	Internal evaluations	Estimated market decrease	0% - 41% (24.77%)
		Internal evaluations	Discount due to title dispute	0% - 57% (5.58%)
Investments	$892	Internal evaluations	Estimated future market value	0% (0%)

2015
Assets	Fair Value (in thousands)	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired Loans	$5,940	Discounted appraised value	Selling cost	10% - 15% (10.61%)
		Internal evaluations	Estimated market decrease	0% - 20% (5.66%)

Foreclosed assets	$900	Discounted appraised value or discounted listing price	Selling cost	8% - 10% (9.30%)

Note 16.Income Taxes and State LLC Fees

The Company is subject to a California gross receipts LLC fee of approximately $12,000 per year.  MP Securities is subject to a California gross receipts LLC fee of approximately $6,400 for the year ended December 31, 2016.  MP Realty incurred a tax loss for the years ended December 31, 2016 and 2015, and recorded a provision of $800 per year for the state minimum franchise tax.

MP Realty has federal and state net operating loss carryforwards of approximately $319,000 and $316,000, respectively which begin to expire in 2030. Management assessed the realizability of the deferred tax asset and determined that a 100% valuation against the deferred tax asset was appropriate at December 31, 2016 and 2015.

Tax years ended December 31, 2011 through December 31, 2016 remain subject to examination by the Internal Revenue Service and the tax years ended December 31, 2010 through December 31, 2016 remain subject to examination by the California Franchise Tax Board.

Note 17.Segment Information

Reportable Segments

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different management, personnel proficiencies, and marketing strategies.

There are two reportable segments: finance company and broker-dealer.  The finance company segment uses funds from the sale of debt securities, operations, and loan participations to originate or purchase mortgage loans. The broker-dealer segment sells debt securities, mutual funds, and insurance products, and provides investment advisory services to generate fee income.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. Intersegment revenues and expenses are accounted for at amounts that assume the transactions were made to unrelated third parties at the current market prices at the time of the transactions.

Management evaluates the performance of each segment based on net income or loss before provision for income taxes and LLC fees.

Financial information with respect to the reportable segments is as follows (dollars in thousands):

	Financial Information by Segment for the Year Ended December 31, 2016
	Finance Company	Broker Dealer	Total

External income	$9,226	$687	$9,913
Intersegment revenue	--	738	738
External non-interest expenses	3,483	1,185	4,668
Intersegment non-interest expenses	363	--	363
Segment net profit (loss)	1,058	240	1,298
Segment assets	156,221	439	156,660

	Financial Information by Segment for the Year Ended December 31, 2015
	Finance Company	Broker Dealer	Total

External income	$8,361	$525	$8,886
Intersegment revenue	--	618	618
External non-interest expenses	3,581	1,357	4,938
Intersegment non-interest expenses	125	--	125
Segment net profit (loss)	571	(214)	357
Segment assets	148,907	241	149,148

The following schedules are presented to reconcile amounts in the foregoing segment information to the amounts reported in the Company's consolidated financial statements (dollars in thousands).

December 31, 2016
Revenue
Total revenue of reportable segments	$10,651
Intersegment revenue	(738)
Consolidated revenue	$9,913

Non-interest expenses
Total non-interest expenses of reportable segments	$5,031
Intersegment non-interest expenses	(363)
Consolidated non-interest expenses	$4,668

Profit
Total profit of reportable segments	$1,298
Interesegment profits	(376)
Consolidated net income	$922

Assets
Total assets of reportable segments	$156,660
Segment accounts receivable from corporate office	(22)
Consolidated assets	$156,638

December 31, 2015
Revenue
Total revenue of reportable segments	$9,504
Intersegment revenue	(618)
Consolidated revenue	$8,886

Non-interest expenses
Total non-interest expenses of reportable segments	$5,063
Intersegment non-interest expenses	(125)
Consolidated non-interest expenses	$4,938

Profit
Total profit of reportable segments	$357
Interesegment profits	--
Consolidated net income	$357

Assets
Total assets of reportable segments	$149,026
Segment accounts receivable from corporate office	(4)
Consolidated assets	$149,022

Note 18.Condensed Financial Statements of Parent Company

Financial information pertaining only to the parent company, Ministry Partners Investment Company, LLC, is as follows:

Balance Sheets	December 31
	2016	2015
Assets:
Cash	$9,883	$11,420
Loans receivable, net of allowance for loan losses	144,264	132,932
Accrued interest receivable	657	545
Investments	892	--
Property and equipment, net	107	48
Investment in subsidiaries	(24)	(230)
Due from subsidiaries	473	458
Foreclosed assets, net	--	3,486
Other assets	363	275
Total assets	$156,615	$148,934

Liabilities and equity:
NCUA credit facilities	$86,326	$90,237
Notes payable, net of debt issuance costs	60,479	49,793
Accrued interest payable	173	141
Other liabilities	830	605
Total liabilities	147,808	140,776

Equity	8,807	8,158

Total liabilities and members' equity	$156,615	$148,934

Statements of Income	Years Ended December 31
	2016	2015
Income:
Interest income	$8,836	$8,054
Other income	390	307
Total income	9,226	8,361
Interest expense:
NCUA credit facilities	2,241	2,328
Notes payable	1,969	1,787
Total interest expense	4,210	4,115
Provision (credit) for loan losses	113	(524)
Other operating expenses	4,172	4,150
Income before provision for income taxes	731	620
Provision for income taxes and state LLC fees	15	15
	716	605
Equity in undistributed net loss of subsidiaries	206	(248)
Net income	922	357

Statements of Cash Flows	Years Ended December 31
	2016	2015
Cash Flows from Operating Activities
Net income	$922	$357
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Equity in undistributed net loss of subsidiaries	(206)	248
Depreciation	14	41
Provision (credit) for loan losses	113	(524)
Provision (credit) for foreclosed asset losses	(6)	(11)
Amortization of deferred loan fees	(345)	(174)
Amortization of debt issuance costs	96	114
Accretion of allowance for loan losses on restructured loans	(5)	(24)
Accretion of loan discount	(43)	(44)
Gain on sale of loans	(135)	(49)
Gain on sale of foreclosed assets	(278)	(132)
Changes in:
Accrued interest receivable	(112)	17
Other assets	(9)	(65)
Other liabilities and accrued interest payable	257	51
Net cash provided (used) by operating activities	263	(195)

Cash Flows from Investing Activities
Loan originations	(42,733)	(26,651)
Loan sales	14,292	6,057
Loan principal collections, net	17,368	18,703
Foreclosed asset sales	2,865	588
Purchase of property and equipment	(73)	(14)
Net cash used by investing activities	(8,281)	(1,317)

Cash Flows from Financing Activities
Net change in NCUA credit facilities	(3,911)	(3,643)
Net changes in notes payable	10,642	1
Debt issuance costs	(52)	(124)
Dividends paid on preferred units	(198)	(116)
Cash provided (used) by financing activities	6,481	(3,882)
Net decrease in cash	(1,537)	(5,394)
Cash at beginning of period	11,420	16,814
Cash at end of period	$9,883	$11,420

Supplemental Disclosures of Cash Flow Information
Interest paid	$4,178	$4,128
Income taxes and state LLC fees paid	$14	$12

EXHIBIT A

CLASS 1A NOTES

TRUST INDENTURE

THIS TRUST INDENTURE, dated as of December 20, 2017  (the “Indenture”), is entered into by Ministry Partners Investment Company, LLC, a California limited liability company, the “Company”, and U.S. Bank National Association, as “Trustee,” pursuant to the terms hereof.

WHEREAS, the Company desires to issue up to an aggregate of $300,000,000 of the Notes (as defined herein) to investors; and

WHEREAS, the Company desires to enter into this Indenture with the Trustee, whereby the Company hereby appoints Trustee and Trustee agrees to act as Trustee hereunder for the Holders of the Notes;

NOW, THEREFORE, each of the Company and the Trustee agrees as follows for the benefit of the other and for the equal and ratable benefit of the Holders of the Notes:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. The terms used in this Indenture, unless otherwise expressly stated in this Indenture, have the following meanings.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities and Exchange Act of 1934.

“1939 Act” means the Trust Indenture Act of 1939, as amended.

“Act” means any Vote, request, demand, authorization, direction, notice, consent, waiver or other action required or permitted by this Indenture (including any act embodied therein and evidenced thereby).

“Adjusted Net Worth” means the sum of (i) the consolidated equity of the outstanding Equity Securities of the Company and any consolidated subsidiary, plus (ii) the respective amounts reported on such entity’s most recent balance sheet with respect to any series of preferred stock, plus (iii) the amount of any Subordinated Loan, whether or not then funded.  For purposes of computing Adjusted Net Worth, any Subordinated Loan included in Adjusted Net Worth as provided in the foregoing that is from an Affiliate shall be treated as a transaction with an unaffiliated third-party under GAAP.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” “controlling” and “controlled,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Bankruptcy Law” means the federal statutes, rules, and court and administrative proceedings decisions under or pertaining to the Federal Bankruptcy Law contained in Title 11 of the United States Code.

“Business Day” means any day other than a Saturday or Sunday or a day on which banking institutions in the State of California or by federal regulation are not required to be open.

“Cash Flow” means with respect to any period, the Consolidated Net Income of the Company and any subsidiary for such period plus (a) an amount equal to any extraordinary loss plus any net loss realized in connection with the sale or other disposition of any assets (to the extent such net losses were deducted in computing Net Income for such period), plus (b) provision for taxes based on income or profits to the extent any such provision for taxes was deducted in computing Net Income for such period, plus (c) Fixed Charges for such period, plus (d) depreciation and amortization (including amortization of goodwill and other intangibles) for such period to the extent such depreciation and amortization were deducted in computing Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP, plus (e) interest expense paid or accrued for such period with respect to the Subordinated Loan and any additional Indebtedness which is subordinated to the Notes, plus (f) the unused amount of any Subordinated Loan available to the Company on the date the determination of Cash Flow is made.

“Category” means a subseries of a Class 1A Note as so designated by the Company.

“Certificate” means a document certifying that the condition or requirement referenced therein has or has not been met or has occurred. The Certificate must be certified by the person executing it, but need not be acknowledged or verified.

“Class A Notes” means the up to $200 million in aggregate Principal Amount of Class A Notes which the Company issues under that certain Class A Notes Indenture dated April 18, 2008.

“Class 1 Notes” means the up to $300 million in aggregate principal amount of the Class 1 Notes which the Company has issued under that certain Class 1 Notes Indenture dated January 6, 2015.

“Class  1A Notes” means the up to $300 million in aggregate Principal Amount of the Class 1A Notes which the Company issues to the Holders on or after the Effective Date under this Indenture. The Class 1A Notes may be issued in one or more series or subseries as may be determined from time to time by the Company at its sole discretion, including, but not limited to, the Fixed Series and Variable Series as defined in this Indenture.

“Default” means any event that with the passage of time or the giving of notice or both is or could be an Event of Default.

“Effective Date” means the date the Prospectus is declared effective by the SEC.

“Equity Security” means any class or series of membership interest, including but not limited to, in the case of the Company, all classes of its membership interests.

“Events of Default” means those Events of Default defined under “Events of Default” herein, whatever the reason for such event and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

“Fixed Charge Coverage Ratio” means, with respect to any period, the ratio of the Cash Flow of the Company for such period to the Fixed Charges of the Company for such period. In the event the Company incurs, assumes, guarantees, repays, redeems or otherwise retires any Indebtedness (other than any Subordinated Loan) subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, redemption or retirement of Indebtedness, including, if applicable, the application of the proceeds therefrom, as if the same had occurred at the beginning of the applicable period. In making such calculations on a pro forma basis, interest attributable to Indebtedness bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

“Fixed Charges” means, with respect to any period, consolidated interest expense for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, noncash interest payments and the interest component of capital leases, but excluding amortization of deferred financing fees) plus, without duplication, all interest capitalized for such period on a consolidated basis and in accordance with GAAP. Fixed Charges shall not include any interest expense for such period paid or accrued with respect to any loan to the extent it is expressly subordinated in right of payment to amounts due and payable with respect to the Class 1A Notes.

“Fixed Series Note” means any Note designated as a Fixed Series Note and issued in the form determined by the Company and deposited with the Trustee as part of this Indenture. Fixed Series Notes may be issued in one or more of the following Categories.

“Fixed 1” Notes which require an initial investment of at least $1,000 but less than $5,000;

“Fixed 5” Notes which require an initial investment of at least $5,000 but less than $10,000.

“Fixed 10” Notes which require an initial investment of at least $10,000 but less than $25,000.

“Fixed 25” Notes which require an initial investment of at least $25,000 but less than $50,000.

“Fixed 50” Notes which require an initial investment of at least $50,000 but less than $100,000.

“Fixed 100” Notes which require an initial investment of at least $100,000.

Each Category of Fixed Note shall pay interest at the rate designated for its respective Category designated on the Rate Schedule effective on the date the Fixed Series Note is issued. The Fixed Series Notes shall have a term (“maturity”) of not less than twelve (12) months nor more than sixty (60) months.

“GAAP” means generally accepted accounting principles of the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are in effect from time to time.

“Holder” means the Person or Persons in whose name a Class 1A Note is registered on the books and records of the Company as a holder of Class 1A Notes.

“Holder Representative” means the person who may be designated by a Majority in Interest of the Holders to act on behalf of the Holders as provided in Section 11.02.

“Indebtedness” means any indebtedness, whether or not contingent, (i) in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or credit (or reimbursement agreements in respect thereof), (ii) representing the balance deferred and unpaid of the purchase price of any property, (iii) representing capital lease obligations; and (iv) representing any hedging obligations, except, in each case, any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing Indebtedness (other than hedging obligations) would appear as a liability upon a balance sheet prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the guarantee of obligations of other persons that would be included within this definition.

“Indenture” means this Indenture as originally executed or as it may from time to time be supplemented, modified or amended by one or more supplemental agreements hereto entered into pursuant to the applicable provisions hereof.

“Issuance Date” means the date the Note is first issued on the Company’s books and records.

“Majority in Interest” means, as of the date of determination, a majority of the unpaid Principal Amount of all Outstanding Notes plus all unpaid interest due thereon (as reflected on the books and records of the Company).  In determining whether the required Vote of the Holders has been met, Notes owned by the Company or an Affiliate of the Company shall be disregarded. For the purposes of determining whether the Trustee may rely on any such Vote, only Notes which the Trustee knows are owned by the Company or its Affiliate shall be disregarded.

“Maturity Date” means the date on which the unpaid balance of principal and accrued interest is due and payable on the respective Class 1A Note. The Maturity Date of the Fixed Series Notes may be twelve (12), twenty-four (24), thirty (30) or sixty (60) months from the Issuance Date. The Maturity Date of the Variable Series Notes shall have a Maturity Date of sixty  (60) months from the Issuance Date.

“Net Income” means, with respect to the Company for any period, the aggregate of the net income of the Company for such period, on a consolidated basis, determined in accordance with GAAP; provided that the Net Income of any entity that is not a subsidiary of the Company or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent entity or a wholly-owned subsidiary of the Company.

“Net Tangible Assets” means, with respect to the Company, the total amount of assets of the Company and any subsidiary (less applicable reserves) on a consolidated basis, as determined in accordance with GAAP, less intangible assets. For purposes of computing Net Tangible Assets, all transactions between the Company and any Affiliates shall be treated as if the transactions had been entered into with an unaffiliated third-party except to the extent GAAP would require any different treatment.

“Note Document” means a Note and any other document or instrument, other than this Indenture, which pertains to a Note issued under this Indenture.

“Note Document Amendment” means any amendment, change or other modification to an outstanding Note which is intended to be legally binding on the Company, the Trustee and the Holders of the Notes.

“Notes” means the Class 1A Notes.

“Opinion” means a written document expressly stating that it is the formal opinion of the Person executing it.

“Other Indebtedness” means any Indebtedness of the Company outstanding, except any balance owing on the Class A Notes, the Class 1Notes  and/or the Class 1A Notes, including any extension, refinancing, refunding, renewal, substitution or replacement of any such Notes, but only to the extent that any such extension, refinancing, refunding, renewal, substitution or replacement does not exceed the Principal Amount of the Note being extended, refinanced, refunded, renewed, substituted or replaced (plus the amount of the reasonable fees and expenses in connection therewith) and that no additional security is granted in connection with any such extension, refinancing, refunding, renewal, substitution or replacement.

“Outstanding Notes” when used with respect to Class 1A Notes means, as of the date of determination, all Class 1A Notes theretofore issued and delivered by the Company and not paid, prepaid or redeemed in full pursuant to their terms.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Amount” means, for the purposes of determining the amount of the Class 1A Notes issued or at any time outstanding, the unpaid aggregate advances to principal of the Class 1A Notes made by the holders thereof, whether upon issuance or subsequent thereto, except “Principal Amount” shall not include any unpaid interest, penalties or other charges added to principal of the Notes under the terms of the Class 1A Notes or otherwise.

“Prospectus” means, at any time determined, the final Prospectus then current as filed as part of the Registration Statement filed by the Company with the SEC under the 1933 Act covering the offer and the sale of the Notes, as it may be amended or supplemented.

“Rate Schedule” means the schedule of interest rates payable on the Class 1A Notes as the Company may from time to time designate.

“Responsible Officer” means in the case of the Trustee, any officer within the Trustee’s Corporate Trust Department (or successor group) or in the case of the Company or any non-individual Holder Representative, the Chief Executive Officer, President, Vice President, Chief Financial Officer or Secretary.

“SEC” means the U.S. Securities and Exchange Commission.

“State” means the State of California.

“Subordinated Loan” means any loan, credit line or other credit facility, whether or not then funded, to the extent the Company’s obligation to repay such loan, credit line or other credit facility is expressly subordinated in right to payment on a current basis to the Class 1A Notes.

“Subsidiary” means any corporation, limited liability company or partnership over which the Company may exercise majority control.

“Supplemental Agreement” means any amendment, change or other modification of this Indenture.

“Tangible Adjusted Net Worth” means the Adjusted Net Worth of the Company less the Company’s intangible assets, if any.

“Trustee” means U.S. Bank National Association or a successor Trustee approved pursuant to the applicable provisions of this Indenture.

“Variable Series Note” means any Note designated as a Variable Series Note and issued in the form determined by the Company and deposited with the Trustee as part of this Indenture. Variable Series Notes may be issued in one or more of the following Categories:

“Variable 10 Notes” which require an initial investment of at least $10,000, but less than $25,000.

“Variable 25 Notes” which require an initial investment of at least $25,000, but less than $50,000.

“Variable 50 Notes” which require an initial investment of at least $50,000, but less than $100,000.

“Variable 100 Notes” which require an initial investment of at least $100,000.

Each Category of Variable Note shall pay interest at the variable rate designated by the Company for the respective Category designated on the Rate Schedule effective on the date of issuance of the Note and shall have a term or maturity of sixty (60) months from the date of issuance.

“Vote” means any vote held at a meeting, whether by written ballot or by oral roll call, or any written consent or approval given without a meeting.

ARTICLE II

CONTINUING COVENANTS OF THE COMPANY

Section 2.01. Limitation on Restricted Payment.  While any Note is outstanding, the Company shall not, and will not permit any subsidiary to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company’s Equity Security or the Equity Security of any subsidiary (other than dividends or distributions payable (a) in Equity Security of the Company or the Equity Security of the subsidiary or (b) to the Company or any subsidiary); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Security of the Company or any wholly-owned subsidiary; (iii) voluntarily purchase, redeem or otherwise acquire or retire for value, prior to the scheduled maturity of any mandatory sinking fund payments thereon or the stated maturity thereof, any Indebtedness of the Company that is subordinated in right of payment to the Class 1A Notes (all such payments and other actions set forth in clauses (i) through (iii) above being collectively referred to as “Restricted Payments”) unless, at the time of such Restricted Payment:

(a)no Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company or any subsidiary, does not exceed the sum of:

(i)50% of the Net Income of the Company for the period (taken as one accounting period) commencing on January 1, 2000 and ending on the last day of the Company’s most recently ended full fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such Net Income for such period is a deficit, 100% of such deficit), plus

(ii)100% of the aggregate net cash proceeds received by the Company from the issue or sale of Equity Security of the Company (other than Equity Security sold to a subsidiary of the Company), debt securities or Equity Security convertible into Equity Security of the Company upon such conversion, or any funds advanced or loaned to the Company pursuant to any Subordinated Loan; plus

(iii)100% of the cash contributed to the capital of the Company by the holders of the Company’s Equity Securities;

(c)The foregoing notwithstanding, the provisions of subsection(b)(i), (ii) and (iii) above shall not prohibit the following Restricted Payments:

(i)the payment of any dividend within sixty (60) days after the date of declaration thereof, if at said date of declaration such payment would have complied with the foregoing provisions; or

(ii)the payment of interest or principal on, or the purchase, redemption or other acquisition or retirement for value prior to the stated maturity of any of the Class A Notes, Class 1 Notes, , or  Class A Notes; or

(iii)(a) the redemption, repurchase, retirement or other acquisition of any Equity Security of the Company, (b) the purchase, redemption or other acquisition or retirement for value prior to the scheduled maturity of any mandatory sinking fund payments or stated maturity of Indebtedness of the Company subordinated in right of payment to the Holders, or (c) the making of any investment in the Company or any subsidiary of the Company in each case of (a), (b) and (c) in exchange for, or out of the proceeds of the substantially concurrent sale (other than to the Company) of, Equity Security of the Company.

Section 2.02. Limitation on Outstanding Class 1A Notes.  The Company shall not issue any Class 1A Note if, after giving effect to such issuance, the unpaid Principal Amount of the Class 1A Notes outstanding at any time would have an aggregate unpaid balance exceeding one hundred twenty-five million dollars ($125,000,000).

Section 2.03. Limitation on Incurrence of Indebtedness.

(a)While any Class 1A Note is outstanding, the Company shall not, and will not permit any subsidiary to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become liable with respect to (collectively, “incur”) any Indebtedness;

unless, the Fixed Charge Coverage Ratio of the Company, determined on a consolidated basis, for the Company’s most recently ended four (4) full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least one and one-fifth (1.20) to one (1.0), determined on a pro forma basis (including a pro forma application of the net proceeds therefrom to a repayment of any Indebtedness), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.

(b)Notwithstanding the foregoing, the Company may incur Indebtedness that constitutes one or more of the following: (i) is evidenced by a Note issued pursuant to this Indenture; (ii) any Class A Note, Class 1 Notes or any Indebtedness which was existing on the last day of the calendar quarter last ending before the Effective Date, as such Indebtedness may be later renewed, extended or modified; (iii) is incurred in the Company’s ordinary course of business for the funding of its mortgage loan investments, including, but not limited to warehouse lines of credit, letters of credit, and/or gestation or repurchase credit facilities; (iv) is in respect of performance, completion, guarantee, surety and similar bonds, banker’s acceptances or letters of credit provided by the Company in its ordinary course of business; or (v) when incurred, does not result in aggregate Other Indebtedness in excess of twenty million dollars ($20,000,000) outstanding immediately after the Indebtedness is incurred.

Section 2.04. Merger, Consolidation or Sale of Assets. While any Class 1A Note is outstanding, the Company shall not consolidate or merge with or into any other Person (whether or not the Company is the surviving Person) or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (excepting loans held for sale in the normal course of the Company’s ordinary course of business) in one or more related transactions to, another Person, unless, immediately after such transaction no Default or Event of Default exists, and either: (i) the Company is the entity surviving such transaction, or (ii) if the entity surviving such transaction is not the Company, such entity assumes, by contract or operation of law, the Company’s obligations under the Class 1A Notes and under this Agreement.

Section 2.05. Maintenance of Tangible Adjusted Net Worth.  In the event that, while any Class 1A Note is outstanding, within 55 days after the end of any fiscal quarter (100 days after the end of any fiscal year) as of the end of which the Company’s Tangible Adjusted Net Worth is less than four million dollars ($4,000,000) (the “Minimum Tangible Adjusted Net Worth”), the Company shall notify the Holders of such event and shall within sixty (60) days thereafter restore its Tangible Adjusted Net Worth to an amount greater than the Minimum Tangible Adjusted Net Worth.

Section 2.06. Payment of Trustee’s Compensation and Expenses. The Company shall pay the Trustee’s compensation and expenses provided for in Section 3.08, and the Trustee shall look only to the Company for such payment except as the Holders may from time to time otherwise agree.

Section 2.07. SEC Reports. The Company shall file with the Trustee within fifteen (15) days after it files them with the SEC, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to section 13 or 15(d) of the 1934 Act. The Company also shall comply with the other provisions of Section 314(a) of the 1939 Act.

Section 2.08. The Company to Furnish Trustee Lists of Holders. The Company will furnish or cause to be furnished to the Trustee not more than five (5) days after its appointment and acceptance as Trustee, and at such other times as the Trustee may reasonably request in writing, within ten (10) business days after receipt by the Company of any such request, a list in such form as the Trustee may reasonably request containing all the information in the possession or control of the Company, or any of its paying agents, as to the names and addresses of the Holders of the Notes, obtained since the date as of which the next previous list, if any, was furnished, and the status of the amount of principal and interest paid or outstanding in respect of each of the Notes.

Section 2.09. Books and Records. The Company shall keep proper books of record and account, in which full and correct entries shall be made of all dealings or transactions of or in relation to the Class 1A Notes and the business and affairs of the Company in accordance with generally accepted accounting principles. The Company shall furnish to the Trustee any and all information related to the Notes as the Trustee may reasonably request and which is in the Company’s possession.

ARTICLE III

TRUSTEE

Section 3.01. Appointment of Trustee; Acceptance.  The Company hereby appoints U.S. Bank National Association as Trustee hereunder. The Trustee shall signify its acceptance of the duties and obligations imposed upon it by this Indenture, by executing this Indenture.

Section 3.02. Certain Duties and Responsibilities of Trustee.

(a)The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

(b)If an Event of Default exists, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and subject to subsection (c)(iii), use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(c)No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, in each case, as finally adjudicated by a court of law, except that

(i)this subsection shall not be construed to limit the effect of subsection (a);

(ii)the Trustee shall not be liable for any error of judgment made in good faith, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii)the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in accordance with the direction of the Holder Representative, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture; and

(iv)no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not assured to it in its sole discretion.

(d)Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 3.02.

(e)The Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Certificates of the Company’s officers and/or Opinions of the Company’s legal counsel furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such Certificates or Opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture.

(f)The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as a duty.

(g)The rights of the Trustee and limitations of liability enumerated herein and in Section 3.04 shall extend to actions taken or omitted in its role as assignee of the Company under any Note Documents.

Section 3.03. Notice of Defaults.  Upon the occurrence of any Event of Default hereunder and provided that a Responsible Officer of the Trustee is aware of or has received notice of the existence of such Event of Default, promptly with respect to the Company and the Holder Representative, and within thirty (30) days with respect to any other Holder, the Trustee shall transmit by mail to the Company and the Holder Representative, and to the Holders, notice of such Event of Default known to the Trustee pursuant to this Section 3.03, unless such Event of Default shall have been cured or waived.

Section 3.04. Certain Rights of Trustee.  Except as otherwise provided in Section 3.02:

(a)The Trustee may rely on, and shall be protected in acting or refraining from acting upon any resolution, Certificate, statement, instrument, Opinion, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Certificate or order executed by a Responsible Officer;

(c)Whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon a Certificate from an executive officer of the Company;

(d)The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of the Holder Representative pursuant to this Indenture, unless the Holder Representative shall have offered to the Trustee in writing security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction, provided that nothing contained in this subparagraph (d) shall be construed to require such security or indemnity for the performance by the Trustee of its obligations under this Indenture;

(e)The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, Certificate, statement, instrument, Opinion, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books and records of the Company, personally or by agent or attorney after reasonable notice and during normal business hours;

(f)The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and pay reasonable compensation thereto and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder. The Trustee may act, or refrain from acting, upon the advice of legal counsel of its choice concerning all matters regarding this Indenture and the Trustee shall not be responsible for any loss or damage resulting from any action or inaction taken in reliance upon said advice; and

(g)The Trustee shall not be required to take notice or be deemed to have notice of any Default or Event of Default except for Events of Default specified in Section 4.01, unless a Responsible Officer of the Trustee shall be specifically notified by a notice of such Default or Event of Default by the Company, the Holder Representative, or by any Holder, and all notices or other instruments required by this Indenture to be delivered to the Trustee, must, in order to be effective, be delivered in writing to a Responsible Officer of the Trustee at the corporate trust office of the Trustee at the address set forth in Section 11.03, and in the absence of such notice so delivered the Trustee may conclusively assume there is no Default or Event of Default as aforesaid.

Section 3.05. Not Responsible for Recitals.  The recitals contained herein and in the Notes, except the Certificate of authentication on the Notes, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the value or condition of the Notes, or as to any security which may be afforded thereby, or as to the validity or sufficiency of this Indenture or of the Notes.

Section 3.06. May Hold Notes.  The Trustee in its individual or any other capacity may become the Holder or pledgee of the Notes and may otherwise deal with the Company with the same rights it would have if it were not Trustee.

Section 3.07. Money Held in Trust.  Any money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise expressly provided in this Indenture.

Section 3.08. Compensation and Expenses of the Trustee. The Company shall pay compensation to and the expenses of the Trustee as follows:

(a)To pay the compensation set forth in Schedule 1 to this Indenture;

(b)To reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture, including reasonable fees and expenses of counsel for the Trustee, except as such expense, disbursement or advance may be attributable to the Trustee’s gross negligence or bad faith;

(c)To indemnify the Trustee for, and hold it harmless against any loss, liability or expense incurred without gross negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this Indenture, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.  The obligations of the Company hereunder shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

Section 3.09. Trustee Required; Eligibility.  Any successor Trustee shall at all times be a trust company, a state banking corporation or a national banking association with the authority to exercise trust powers in the State and (a) have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition; or (b) be a wholly-owned subsidiary of a bank holding company, or a wholly-owned subsidiary of a company that is a wholly-owned subsidiary of a bank holding company, having a combined capital surplus of at least $50,000,000 as set forth in its most recent published annual report of condition, or having at least $50,000,000 of trust assets under management and have a combined capital surplus of at least $2,000,000 as set forth in its most recent published annual report of condition; or (c) is otherwise acceptable to the Holder Representative in its sole and absolute discretion.

Section 3.10. Resignation and Removal; Appointment of Successor.

(a)No resignation or removal of the Trustee hereunder and no appointment of a successor Trustee pursuant to this Article III shall become effective until the written acceptance by the successor Trustee of such appointment.

(b)The Trustee may resign at any time by giving thirty (30) days’ notice thereof to the Company and the Holder Representative. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within thirty (30) days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(c)The Company or the Holder Representative may remove the Trustee at any time with thirty (30) days’ notice delivered to the Trustee, the Company, and the Holder Representative.

(d)If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, the Holder Representative shall promptly appoint a successor Trustee. If, within sixty (60) days after such resignation, removal or incapability or the occurrence of such vacancy, no successor Trustee shall have been appointed by the Holder Representative and accepted appointment in the manner hereinafter provided, any Holder or retiring Trustee, at the expense of the Company, may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(e)The retiring Trustee shall cause notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to be mailed by first-class mail, postage prepaid, to the Holders. Each notice shall include the name of the successor Trustee and the address of the successor Trustee.

Section 3.11. Acceptance of Appointment by Successor.

(a)Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the estates, properties, rights, powers, trusts and duties of the retiring Trustee; notwithstanding the foregoing, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument conveying and transferring to such successor Trustee upon the trusts herein expressed all the estates, properties, rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such estates, properties, rights, powers and trusts.

(b)No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article III, to the extent operative.

Section 3.12. Merger, Conversion, Consolidation or Succession to Business.  Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article III, to the extent operative, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

Section 3.13. Requirements for Holder Consent and Instruction to the Trustee.

(a)Notwithstanding anything to the contrary contained in this Indenture, except for any provision of Article IX and Article XI regarding the consent or approval of all Holders to any supplement or amendment to this Indenture, the Notes, or to any of the other documents relating to the Notes, the following provisions shall govern and control with respect to any consents, determinations, elections, approvals, waivers, acceptances, satisfactions or expression of opinion of or the taking of any discretionary act or the giving of any instructions or the taking of actions by the Holder Representative or the Holders under this Indenture.

(b)The Company and the Trustee acknowledge that the Holders by a Majority in Interest may designate a successor Holder Representative. Except as otherwise provided in this Indenture, the Holder Representative shall have the authority to bind the Holders for all purposes under this Indenture and under any Note Documents, including, without limitation, for purposes of exercising the rights of the Holder Representative. The Trustee shall be entitled to rely upon the acts of any such Holder Representative as binding upon the Holder Representative and the Holders.

(c)Until the Trustee receives notice signed by the Holder Representative that a new Holder Representative has been appointed by a Majority in Interest of the Holders, the Holder Representative shall continue to act in such capacity and the Trustee shall continue to rely on the actions of such Holder Representative for all purposes under this Indenture.

Section 3.14. Appointment of Co-Trustee.

(a)It is the intent and purpose of this Indenture that it result in no violation of any laws of any jurisdiction (including particularly the laws of the State) by denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of litigation as a result of any Event of Default, or in case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee, in trust, as herein provided, or take any other action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an additional individual or institution as a separate or co-trustee. The following provisions of this Section 3.14 are adopted to these ends.

(b)The Trustee is hereby authorized to appoint an additional individual or institution as a separate or co-trustee under this Indenture, upon notice to the Company and with the consent of the Company, but without the necessity of further authorization or consent, in which event each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to exercise such powers, rights and remedies, and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.

(c)Should any instrument in writing from the Company be required by the separate trustee or co-trustee appointed by the Trustee for more fully and certainly vesting in and confirming to him or it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request of the Trustee, be executed, acknowledged and delivered by the Company. In case any separate trustee or co-trustee, or a successor to either, shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate trustee or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a successor to such separate trustee or co-trustee.

Section 3.15. Loan Servicing.  The Company and the Trustee acknowledge that the Company shall service the Notes directly but may, in its sole discretion, appoint a Paying Agent as provided in Section 8.04.

Section 3.16. No Recourse Against Officers or Employees of Trustee.  No recourse with respect to any claim related to any obligation, duty or agreement contained in this Indenture or any Note Document shall be had against any officer, shareholder, director or employee, as such, of the Trustee, it being expressly understood that the obligations, duties and agreements of the Trustee contained in this Indenture and any Note Documents are solely corporate in nature.

Section 3.17. Trustee May Enforce Claims Without Possession of Notes. All rights of action and claims under this Indenture, or documents related thereto, may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust. Any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due to the Trustee hereunder, be for the ratable benefit of the Holders of the Notes (based on the aggregate amount of unpaid principal and interest due each such Holder on such date) in respect of which such judgment has been recovered.

Section 3.18. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion, may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion, may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 3.18 does not apply to a suit by the Trustee or a suit by Holders holding more than 10% of the Principal Amount of the Notes.

Section 3.19. Preferential Collection of Claims Against Company. The Trustee is subject to Section 311(a) of the 1939 Act, excluding any creditor relationship listed in Section 311(b) of the 1939 Act.  A Trustee who has resigned or been removed is subject to Section 311(a) of the 1939 Act to the extent indicated.

Section 3.20. Rights to Settle or Compromise. The Trustee may not waive or make any settlement or compromise concerning the rights of Holders, including in regard to payments of principal or interest, unless it is approved by a Majority in Interest of the Holders. Any waiver, settlement or compromise so approved would be binding upon all the Holders, except if and only if required by law, the Trustee may provide a procedure for any Holder so desiring to remove itself from the group settlement and to allow the Holder opting out of the group settlement to proceed to enforce its rights individually and as it sees fit.

Section 3.21. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(a)An Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)An Opinion of legal counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 3.22. Statements Required in Certificate or Opinion. Each Certificate or Opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a)A statement that the person making such Certificate or Opinion has read such covenant or condition;

(b)A brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such Certificate or Opinion are based;

(c)A statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)A statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

ARTICLE IV

DEFAULT AND REMEDIES

Section 4.01. Events of Default. Each of the following constitutes an Event of Default under the Notes:

(a)Default for thirty (30) days in the payment when due of interest on any Note;

(b)Default for thirty (30) days in the payment when due of principal of any Note;

(c)If not cured in a timely manner, failure by the Company to observe or perform any of the covenants or agreements in the Notes or set forth under Article II hereof required to be performed by it;

(d)If not cured in a timely manner, default under the instruments governing any Other Indebtedness or any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Other Indebtedness for money borrowed by the Company, whether such Other Indebtedness or guarantee now exists or is hereafter created, which default:

(i)is caused by a failure to pay when due principal or interest on such Other Indebtedness within the grace period provided in such Other Indebtedness and which continues beyond any applicable grace period (a “Payment Default”) or

(ii)results in the acceleration of such Other Indebtedness prior to its express maturity, provided in each case the unpaid principal balance of any such Other Indebtedness, together with the unpaid principal balance of any other such Other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $250,000 or more;

(e)The Company fails to comply with any of its other agreements in the Notes or this Indenture and the Default continues;

(f)The Company pursuant to or within the meaning of Bankruptcy Law:

(i)commences a voluntary case,

(ii)consents to the entry of an order for relief against it in an involuntary case,

(iii)consents to the appointment of a custodian of it or for all or substantially all of its property, or

(iv)makes a general assignment for the benefit of its creditors; or

(g)A court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)is for relief against the Company in an involuntary case,

(ii)appoints a custodian of the Company or for all or substantially all of its property, or

(iii)orders the liquidation of the Company,

and the order or decree remains unstayed and in effect for sixty (60) days.

Section 4.02. Acceleration. If an Event of Default occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% of the Principal Amount of the Notes by notice to the Company and the Trustee, may declare the principal of and accrued interest on all the Notes to be due and payable.  Upon such declaration the principal and interest shall be due and payable immediately. The Holders of a Majority in Interest by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

Section 4.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right to remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 4.04. Waiver of Past Defaults. The Holders of a Majority in Interest by notice to the Trustee may waive an existing Default and its consequences, except a Default in the payment of the principal of or interest on any Note. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereof.

Section 4.05. Limitation on Suits. A Holder may pursue a remedy with respect to this Indenture or the Notes only if:

(a)The Holder gives to the Trustee notice of a continuing Event of Default;

(b)The Holders of at least a Majority in Interest in Principal Amount of the Notes make a request to the Trustee to pursue the remedy;

(c)Such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(d)The Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

(e)During such 60-day period the Holders of a Majority in Interest do not give the Trustee a direction inconsistent with the request.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 4.06. Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal and interest on the Note, on or after the respective due dates expressed in the Note, or to bring suit for the enforcement of such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 4.07. Trustee May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Notes or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable, as therein expressed or by declaration or otherwise, and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(a)To file and prove a claim for the whole amount of principal, interest and penalty owing and unpaid in respect of the Outstanding Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including to the extent permitted by law any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(b)To collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under this Indenture.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to Vote in respect of the claim of any Holder.

Section 4.08. Application of Money Collected.  Any money collected by the Trustee pursuant to this Article, together with any other sums then held by the Trustee hereunder, shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest upon presentation of the Notes, and the notation thereof of the payment if only partially paid and upon surrender thereof if fully paid:

(a)First: To the payment of all unpaid amounts due to the Trustee hereunder;

(b)Second: To the payment of the whole amount then due and unpaid on the Outstanding Notes, for principal and interest and any penalties which may be due under the terms of the Notes, in respect of which or for the benefit of which such money has been collected; and in case such proceeds shall be insufficient to pay in full the whole amount so due and unpaid on such Notes, then to the payment of such principal and interest and without any preference or priority, ratably according to the aggregate amount so due; and

(c)Third: To the payment of the remainder, if any, to the Company or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Section 4.09. Cure of a Default. To cure a Payment Default, the Company must mail to the Holder, direct deposit or credit if that option is selected, the amount of the nonpayment plus a late payment penalty equal to simple interest on the amount unpaid at the rate of seven and one-half percent (7 ½%) per annum, measured from the date the payment should have been mailed, deposited or credited pursuant to the terms of the Class 1A Notes until the date it actually is mailed, deposited or credited.

Section 4.10. Rights and Remedies Cumulative. Except insofar as same shall contradict the express terms of this Indenture, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law and the terms of this Indenture, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.

Section 4.11. Delay or Omission not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon an Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Indenture or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

ARTICLE V

CERTAIN RIGHTS OF THE HOLDERS

Section 5.01. Control by Majority in Interest. The Holders of a Majority in Interest may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that the Trustee, in its sole discretion, determines to conflict with law or this Indenture, to be unduly prejudicial to the rights of other Holders, or to cause the Trustee to incur personal liability.

Section 5.02. Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal and interest on the Notes, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 5.03. Limitation on Actions. DURING THE PERIOD OF THE OPERATION OF THIS INDENTURE, NO HOLDER SHALL HAVE ANY RIGHT TO INSTITUTE OR CONTINUE ANY PROCEEDING or judicial action pursuant to Article IV or otherwise, under or with respect to this Indenture or the Notes, or for the appointment of a receiver or trustee or for any other remedy hereunder, unless all of the following have occurred:

(a)Such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(b)The Holders of not less than a Majority in Interest shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c)Such Holder has offered to the Trustee indemnity reasonably acceptable to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request and has provided security therefor reasonably acceptable to the Trustee;

(d)The Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)No written direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a Majority in Interest.

It being understood and intended that no one or more Holders of the Notes shall have any right in any manner whatever by virtue of, or pursuant to any provision of this Indenture to affect, disturb or prejudice the rights created under this Indenture or the rights of any other Holders of the Notes, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Outstanding Notes, no Holder shall have the right and each Holder hereby waives the right to sue individually except in accordance with the provisions of this Indenture.

ARTICLE VI

HOLDER LISTS, REPORTS BY THE

TRUSTEE AND THE COMPANY

Section 6.01. Reports by Trustee to Holders. Within sixty (60) days after December 31 of each year (the “reporting date”), the Trustee shall mail to Holders a brief report dated as of such reporting date that complies with Section 313(a) of the 1939 Act.  The Trustee also shall comply with Section 313(b)(2) of the 1939 Act.

Section 6.02. Reports to SEC. A copy of each report at the time of its mailing to Holders shall be filed with the SEC and any stock exchange on which the Notes are listed. The Company shall notify the Trustee when the Notes are listed on any stock exchange.

SECTION VII

SATISFACTION OF NOTES

Section 7.01. Payment of Notes, Satisfaction and Discharge of Indenture. Whenever the Company has paid or caused to be paid all amounts then due and payable pursuant to the terms of the Notes then this Indenture and the rights and interests created hereby shall cease and become null and void (except as to any surviving rights of transfer or exchange of Notes herein or therein provided for) and the Trustee then acting as such hereunder shall, at the expense of the Company, execute and deliver such instruments of satisfaction and discharge as may be necessary. Notwithstanding anything to the contrary herein contained, the obligations of the Company to pay or reimburse the Trustee as provided herein shall survive the termination, satisfaction and discharge of this Indenture.

ARTICLE VIII

THE NOTES

Section 8.01. Form and Dating. The Notes shall be substantially in the forms included in Exhibit A, which is part of this Indenture.  The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication.

Section 8.02. Execution and Authentication. The following provisions shall govern authentication of the Notes.

(a)A Note shall not be valid until authenticated by the manual signature of the Company. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

(b)At least one executive officer shall sign the Notes for the Company by manual or facsimile signature.

(c)If an executive officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

Section 8.03. Registrar and Paying Agent. The Company may, in its sole discretion, upon prior notice to the Trustee maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and/or an office or agency where Notes may be presented for payment (“Paying Agent”). Until such time, the Company shall perform all sufficient and necessary functions as Registrar and Paying Agent for the Notes. The Registrar shall keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co-registrars, one or more additional paying agents and one or more additional conversion agents. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture.

Section 8.04. Paying Agent to Hold Money in Trust. The Company may but is not required to appoint a Paying Agent for the Notes. The Company will require any Paying Agent to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee, all money held by the Paying Agent for the payment of principal or interest on the Notes, and will notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee.

Section 8.05. Holder Lists. The Registrar shall furnish to the Trustee within thirty (30) days after the end of each calendar quarter and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders. The Trustee shall preserve in as current a form as is reasonably practicable, the most recent list available to it of the names and addresses of Holders.

Section 8.06. Transfer and Exchange. Where Notes are presented to the Registrar or a co-registrar with a request to register transfer or to exchange them for an equal Principal Amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met. To permit registrations of transfer and exchanges, the Company shall authenticate Notes at the Registrar’s request. The Company may charge a reasonable fee for any registration of transfer or exchange.

Section 8.07. Replacement Notes. If the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and authenticate a replacement Note if the Company’s requirements are met. The Company may, in its sole discretion, require the Holder requesting replacement of a Note to post an indemnity bond sufficient in amount, in the Company’s judgment, to protect the Company from any loss if the Note is replaced. The Company may charge for its expenses in replacing a Note.

Section 8.08. Outstanding Notes. The Notes outstanding at any time are all the authenticated Notes except for those cancelled by it, those delivered to it for cancellation, and those described in this Section as not outstanding. If a Note is replaced pursuant to Section 8.07, it ceases to be outstanding unless the Company receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser. If Notes are considered paid under Section 7.01, they cease to be outstanding and interest on them ceases to accrue.

Section 8.09. Treasury Notes. A Note does not cease to be outstanding because the Company or an Affiliate holds the Note. However, in determining whether the Holders of the required Principal Amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded.

Section 8.10. Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and any Paying Agent shall forward to the Company any Notes surrendered to them for registration of transfer, exchange, payment or conversion. The Company shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of cancelled Notes as the Company determines. The Company may not issue new Notes to replace Notes that it has paid or delivered for cancellation.

Section 8.11. Defaulted Interest. If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner. It may pay the defaulted interest, plus any interest payable on the defaulted interest, to the persons who are Holders on a subsequent special record date. The Company shall fix the record date and payment date. At least fifteen (15) days before the record date, the Company shall mail to Holders a notice that states the record date, payment date, and amount of interest to be paid.

ARTICLE IX

SUPPLEMENTAL AGREEMENTS;

AMENDMENT OF ANY NOTE DOCUMENTS

Section 9.01. Supplemental Trust Agreements without Holders’ Consent.  The Company and the Trustee from time to time may enter into a Supplemental Agreement, without the consent of any Holders, as are necessary or desirable to:

(a)Cure any ambiguity or formal defect or omission or correct or supplement any provision herein that may be inconsistent with any other provision herein;

(b)Grant to or confer upon the Trustee for the benefit of the Holders any additional rights, remedies, powers, authority or security that may lawfully be granted to or conferred upon the Holders or the Trustee;

(c)Amend any of the provisions of this Indenture to the extent required to maintain the exclusion of interest on the Notes from gross income for federal income tax purposes;

(d)Add to the covenants and agreements of the Company in this Indenture other covenants and agreements thereafter to be observed by the Company or to surrender any right or power herein reserved to or conferred upon the Company;

(e)Make any change herein which may be required by any Rating Agency in order to obtain a rating by such Rating Agency on the Notes;

(f)Amend, alter, modify or supplement this Indenture in a manner necessary or desirable in connection with either the use or maintenance of a Book-Entry System for the Notes, or the issuance of certificated Notes following the termination of a Book-Entry System for the Notes; or

(g)Make any other change, which, pursuant to the notice of the Holder Representative, is not materially adverse to the interests of the Holders. The Trustee will provide the Holder Representative with at least ten (10) Business Days’ notice of any proposed Supplemental Agreement. Immediately after the execution of any Supplemental Agreement for any of the purposes of this Section 9.01, the Trustee shall cause a notice of the proposed execution of such Supplemental Agreement to be mailed, postage prepaid, to the Holders. Such notice shall briefly set forth the nature of the proposed Supplemental Agreement and shall state that copies thereof are on file at the designated office of the Trustee for inspection by Holders. A failure on the part of the Trustee to mail the notice required by this Section 9.01 shall not affect the validity of such Supplemental Agreement.

Section 9.02. Supplemental Trust Agreements with Holders’ Consent.

(a)Except as otherwise provided in Section 9.01, subject to the terms and provisions contained in this Section 9.02 and Section 9.03, the Holder Representative, or if none, the Majority in Interest of the Holders, anything contained in this Indenture to the contrary notwithstanding, must consent to and approve the execution by the Company and the Trustee, of each Supplemental Agreement as may be deemed necessary or desirable by the Company or the Holder Representative for the purpose of modifying, altering, amending, adding to or rescinding, in any particular, any of the terms or provisions contained in this Indenture or in any Supplemental Agreement; provided, however, that nothing herein contained shall permit, or be construed as permitting, without the consent of the Holders of all of the Notes affected by such Supplemental Agreement, (i) an extension in the payment with respect to any Note issued hereunder, or (ii) a reduction in any payment payable under or with respect to any Note, or the rate of interest on any Note, or (iii) the creation of a lien upon or pledge of the money or other assets pledged to the payment of the Notes hereunder, or the release of any such assets from the lien of this Indenture, or (iv) a preference or priority of any Note over any other Notes, or (v) a reduction in the aggregate Principal Amount of the Notes required for consent to such Supplemental Agreement or to any amendment, change or modification to this Indenture as provided in this Article IX, or (vi) an extension or reduction in the payment of any other amount payable on or in connection with any Note issued hereunder. Nothing herein contained, however, shall be construed as making necessary the approval of Holders (other than the Holder Representative) of the execution of any Supplemental Agreement authorized in Section 9.01.

(b)If at any time the Company shall request the Trustee to enter into a Supplemental Agreement for any of the purposes of this Section 9.02, the Trustee, at the expense of the Company, shall cause notice of such Supplemental Agreement and solicitation of the Vote of the Holders to consent to or approve such Supplemental Agreement as required by Section 9.02(a), to be mailed, postage prepaid, to the Holders. Such notice shall briefly set forth the nature and reason of the proposed Supplemental Agreement, advise the Holders that they must submit their approval within sixty (60) days of the date of such notice (or such shorter period as the Company  may choose in its sole discretion), and shall state that copies thereof are on file at the designated office of the Trustee for inspection by Holders. The Trustee shall not, however, be subject to any liability to any Holders by reason of its failure to mail the notice required by this Section 9.02, and any such failure shall not affect the validity of such Supplemental Agreement when consented to and approved as provided in this Section 9.02.

(c)Whenever, at any time within one year after the date of mailing of such notice, the Company delivers to the Trustee an instrument or instruments in writing purporting to be executed by the Holder Representative which instrument or instruments shall refer to the proposed Supplemental Agreement described in such notice and shall specifically consent to and approve the execution thereof in substantially the form of the copy thereof referred to in such notice, thereupon but not otherwise, the Trustee may, subject to the provisions of the subsection (a), execute such Supplemental Agreement in substantially such form.

(d)Subject to subsection (a), if, at the time of the execution of such Supplemental Agreement, the Holder Representative shall have consented to and approved the execution thereof as herein provided, no Holder shall have any right to object to the execution of such Supplemental Agreement, or to object to any of the terms and provisions contained therein or the operation thereof, or in any manner to question the propriety of the execution thereof, or to enjoin or restrain the Trustee or the Company from executing the same or from taking any action pursuant to the provisions thereof.

Section 9.03. Supplemental Agreements Part of Indenture.  Any Supplemental Agreement executed in accordance with the provisions of this Article IX shall thereafter be a part of this Indenture, and for any and all purposes and this Indenture shall be deemed modified and amended in accordance with such Supplemental Agreement. This Indenture shall thereafter be interpreted in the manner required by and consistent with the terms and conditions contained in such Supplemental Agreement and the respective rights, duties and obligations of the Company, the Trustee and Holders under this Indenture shall be determined, exercised and enforced in all respects in accordance with this Indenture as so supplemented. Express reference to any Supplemental Agreement may be made in the text of any Notes authenticated after the execution of such Supplemental Agreement, if deemed necessary or desirable by the Trustee.

Section 9.04. Discretion of Trustee to Execute Supplemental Agreement.  Except in the case of a direction from the Holder Representative (unless the Trustee determines, in its reasonable discretion, that such Supplemental Agreement increases its duties or adversely affects its rights, privileges or indemnities), the Trustee shall not be under any responsibility or liability to the Company or to any Holder or to anyone whomsoever for its refusal in good faith to enter into any Supplemental Agreement if such Supplemental Agreement is deemed by it to be contrary to the provisions of this Article IX or if the Trustee has received an Opinion of the Company’s legal counsel that such Supplemental Agreement is contrary to law or materially adverse to the rights of the Holders.

Section 9.05. Consents and Opinions.  Subject to Section 9.01, any Supplemental Agreement entered into under this Article IX shall not become effective unless and until the Holder Representative shall have approved the same in writing, each in its sole discretion. No Supplemental Agreement shall be effective until the Company, the Holder Representative and the Trustee shall have received a favorable Opinion of the Company’s legal counsel. The Trustee and the Company shall receive, at the expense of the Company, or, if such Supplemental Agreement is requested by the Holder Representative, at the expense of the Holder Representative, an Opinion of the Company’s legal counsel to the effect that any such proposed Supplemental Agreement is authorized and complies with the provisions of this Indenture.

Section 9.06. Notation of Modification on Notes; Preparation of New Notes. Notes authenticated and delivered after the execution of any Supplemental Agreement pursuant to the provisions of this Article IX may bear a notation, in form approved by the Trustee and the Company, as to any matter provided for in such Supplemental Agreement, and if such Supplemental Agreement shall so provide, new Notes, so modified as to conform, in the opinion of the Trustee and the Company, to any modification of this Indenture contained in any such Supplemental Agreement, may be prepared by the Company, at the expense of the Company, or, if such amendment is requested by the Holder Representative, at the expense of the Holder Representative, authenticated by the Trustee and delivered without cost to the Holders of the Notes then outstanding, upon surrender for cancellation of such Notes in the equal aggregate Principal Amount.

Section 9.07. Consents and Opinions.

(a)No Supplemental Agreement shall be effective until the Company and the Trustee shall have received an Opinion of the Company’s legal counsel to the effect that any such Supplemental Agreement complies with the provisions of this Indenture.

(b)Subject to Section 9.01, any Supplemental Agreement otherwise permitted under this Article IX shall not become effective unless the Holder Representative shall have approved the same in writing, in its sole discretion. The Trustee shall not be under any responsibility or liability to the Company or to any Holder or to anyone whomsoever for its refusal in good faith to enter into any Supplemental Agreement as provided in this Section 9.07 if it seems such instrument to be contrary to the provisions of this Article IX or if the Trustee has received an Opinion of its legal counsel that such Supplemental Agreement is contrary to law or materially adverse to the rights of the Holders or the liabilities or indemnities of the Trustee.

ARTICLE X

AMENDMENT TO NOTE DOCUMENTS

Section 10.01. Note Document Amendments Not Requiring Consent of Holders.  The Company and the Trustee may, without the consent of or notice to the Holders, consent to a Note Document Amendment that the Company deems to be necessary or desirable to:

(a)Cure any ambiguity or formal defect or omission, correct or supplement any provision in a Note Document;

(b)Amend any of the provisions of a Note Document to the extent required to maintain the exclusion from gross income of interest on the Notes for federal income tax purposes;

(c)Make any change to a Note Document that is required by any Rating Agency in order to obtain or maintain a rating by such Rating Agency on the Notes;

(d)Amend, alter, modify or supplement a Note Document in a manner required in connection with either the use or maintenance of a Book-Entry System for the Notes, or the issuance of certificated Notes following the termination of a Book-Entry System for the Notes; or

(e)Make any other change to a Note Document which is not materially adverse to the interests of a Holder of the applicable Note.

Section 10.02. Amendments to Note Documents Requiring Consent of Holders.

(a)Except for a Note Document Amendment permitted by Section 10.01, neither the Company nor the Trustee shall consent to any other amendment, change or modification of any Note Document Amendment without the consent of the Holder Representative, or if there is none, the consent or approval of a Majority in Interest of the Holders; provided, however, that nothing herein shall permit or be construed as permitting, without the consent of the Holders of all of the Notes, (i) an extension of the time of payment of any amounts payable under the Notes, or (ii) a reduction in the amount of any payment to be made with respect to the Notes, or the rate of interest on the Notes, or (iii) the creation of a lien upon or pledge of the money or other assets pledged to the payment of the Notes hereunder, or the release of any such assets from the lien of this Indenture, or (iv) a preference or priority of any Notes over any other Notes, or (v) a reduction in the aggregate Principal Amount of the Notes required for consent to any such amendment, change or modification as provided herein, or (vi) an extension or reduction in the payment of any other amount payable on or in connection with the Notes issued hereunder.

(b)If at any time the Company shall request the Trustee to enter into a Note Document Amendment for any of the purposes of this Section 10.02, the Trustee, at the expense of the Company, shall cause notice of such Note Document Amendment and solicitation of the Vote of the Holders to approve such Note Document Amendment as required by Section 10.02(a), to be mailed, postage prepaid, to the Holders. Such notice shall briefly set forth the nature and reason of the proposed Note Document Amendment, advise the Holders that they must submit their approval within sixty (60) days of the date of such notice (or such shorter period as the Company may choose in its sole discretion), and shall state that copies thereof are on file at the designated office of the Trustee for inspection by Holders. The Trustee shall not, however, be subject to any liability to any Holders by reason of its failure to mail the notice required by this Section 10.02, and any such failure shall not affect the validity of such Note Document Amendment when consented to and approved as provided in this Section 10.02.

(c)Whenever, at any time within one year after the date of mailing such notice, the Company delivers to the Trustee an instrument or instruments in writing purporting to be executed by the Holder Representative, which instrument or instruments shall refer to the proposed Note Document Amendment described in such notice and shall specifically consent to and approve the execution thereof in substantially the form of the copy thereof referred to in such notice, thereupon but not otherwise, the Company and/or the Trustee may execute such amendment in substantially the form on file as provided above, without liability or responsibility to any Holder, whether or not such Holder has consented thereto.

(d)Subject to subsection (a), if, at the time of the execution of such Note Document Amendment, the Holder Representative shall have consented to and approved the execution thereof as herein provided, no Holder shall have any right to object to the execution of such Note Document Amendment, or to object to any of the terms and provisions contained therein or the operation thereof, or in any manner to question the propriety of the execution thereof, or to enjoin or restrain the Trustee or the Company from executing the same or from taking any action pursuant to the provisions thereof.

ARTICLE XI

PROVISIONS OF GENERAL APPLICATION

Section 11.01. Acts by the Holders.

(a)Any Act required or permitted under this Indenture may be given by a Vote at a meeting of the Holders or without a meeting of the Holders. The Secretary of the Company shall conduct any Vote of the Holders and shall act as the inspector of the process resulting in the Vote however made. For the purposes of this Indenture, the Trustee shall rely exclusively on a certificate of the Secretary certifying the result of a Vote by the Holders in determining the outcome of a Vote of the Holders.

(b)Any Act to be given or taken by Holders may be embodied in and evidenced by an instrument duly executed and delivered by the Holder Representative, or if there is then none, by one or more substantially concurrent instruments of substantially similar tenor signed by such Holders in person or by an agent or attorney duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee, and, where it is herein expressly required or permitted, to the Company.

(c)Any Act by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

(d)The ownership of the Notes shall be conclusively proven by the books and records of the Company.

Section 11.02. Holder Representative.

(a)In the event of a Default, Holders shall appoint a Holder Representative to act on their behalf.  The Holder Representative shall provide written notice to the Trustee designating particular individuals authorized to execute any consent, waiver, approval, direction or other instrument on behalf of the Holder Representative and such notice may be amended or rescinded by the Holder Representative at any time. The Holder Representative may be removed and a successor appointed by a written notice given by a Majority in Interest of the Holders to the Holder Representative, to the Trustee, and to the Company. The removal and reappointment shall be effective immediately upon receipt of such notice by the Trustee.  A Majority in Interest of the Holders may appoint any Person to act as Holder Representative.

(b)If for any reason, no Holder Representative shall then be appointed, any act by a Holder Representative which is required or permitted in this Indenture may be taken by a Majority in Interest of the Holders and in such event all references to Holder Representative herein shall be deemed to refer to a Majority in Interest of the Holders.

(c)Whenever pursuant to this Indenture or any other Note Document the Holder Representative exercises any right given to it to approve or disapprove, or any arrangement or term is to be satisfactory to the Holder Representative, the decision of the Holder Representative to approve or disapprove or to decide whether arrangements or terms are satisfactory or not satisfactory shall (except as is otherwise specifically herein or therein provided) be in the sole discretion of the Holder Representative, and shall be final and conclusive.

(d)Whenever this Indenture or any Note Document requires the consent, determination, election, approval, waiver, acceptance, satisfaction or expression of opinion of the Trustee, or the taking of any discretionary Act by the Trustee (all being referred to as “Consent” in this Section 11.02), the right, power, privilege and option of the Trustee to withhold or grant its Consent shall be deemed to be the right, power, privilege and option of the Holder Representative to withhold or grant such Consent, and the Trustee shall have no responsibility for any action or inaction with respect thereto, except as may be otherwise set forth in this Indenture.

Section 11.03. Notices. Any notice, request, demand, authorization, direction, consent, waiver or Act of Holders or other direction, demand, notice or document provided or permitted by this Indenture to be made upon, given or furnished to, given, delivered or filed under this Indenture shall, unless otherwise expressly permitted in this Indenture, be in writing and shall be delivered as required to:

(a)The Trustee, U.S. Bank National Association, at 633 W. Fifth Street, 24th Floor, Los Angeles, California 90071, Attention: Global Corporate Trust Services;

(b)The Company, Ministry Partners Investment Company, LLC, at 915 West Imperial Highway, Suite 120, Brea, California 92821, Attention: the President;

(c)To each Holder of such Notes, at the address of such Holder as it appears in the books and records of the Company, not later than the latest date, and not earlier than the earliest date, prescribed for the first publication of such notice.

(d)Any notice to a Holder shall be delivered in person, sent via electronic communication, or mailed by first-class mail to the Holder’s address shown on the Note register kept by the Company. Failure to deliver a notice to a Holder or any defect in the delivery of a notice shall not affect its sufficiency with respect to other Holders. If the Company delivers a notice to Holders, it shall deliver a copy of the notice to the Trustee at the same time.

(e)Any notice or communication by the Company or the Trustee to the other that is duly given in writing and delivered in person, by facsimile or e-mail, or mailed by first-class mail to the other’s address stated in this Section 11.03 shall be sufficiently given. If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it. The Company or the Trustee by notice to the other, may designate additional or different addresses for subsequent notices or communications.

Section 11.04. Computations. All accounting computations herein provided for shall be made in accordance with GAAP.

Section 11.05. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof. Any reference to an Article or Section shall, unless otherwise stated, be to the corresponding Article or Section number of this Indenture.

Section 11.06. Successors and Assigns. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 11.07. Severability. In case any provision in this Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.08. Benefits of Indenture. Nothing in this Indenture or in the Class 1A Notes, expressed or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 11.09. Governing Law and Venue. This Indenture and all rights and obligations of the undersigned hereof shall be governed, construed and interpreted in accordance with the laws of the State of California without regard to conflict of law principles. Any proceeding in law or equity regarding or arising from this Indenture shall be conducted and prosecuted in the County of Orange, State of California.

Section 11.10. Persons Deemed Owners. The Company, the Trustee, and any of their respective agents may treat the Person named as the Holder of a Note as the correct recipient of any payment of principal of or interest on that Note and as the true owner of the Note for all other purposes whatsoever.

Section 11.11. Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required to be included in this Indenture by the 1939 Act, the required provision shall control.

Section 11.12. Communication by Holders with Other Holders. Holders may communicate pursuant to Section 312(c) of the 1939 Act.

Section 11.13. Counterparts. This Indenture may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

California corporation

THE COMPANY

MINISTRY PARTNERS INVESTMENT COMPANY, LLC,

a California limited liability company

By:     _______________________________

THE TRUSTEE

U.S. BANK NATIONAL ASSOCIATION

By:      _______________________________

Title:   _______________________________

SCHEDULE 1

TO CLASS 1A NOTES TRUST INDENTURE

SCHEDULE OF FEES FOR TRUSTEE
Acceptance Fee	$8,000
Legal Expenses	At Cost
Annual Trustee Fee	$10,000
Direct Out of Pocket Expenses	At Cost

[Remainder of this page intentionally left blank]

EXHIBIT B

SPECIMEN

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS 1A

FIXED SERIES NOTE

HOLDER:	INTEREST RATE: ____%
Name: _________________________________	ISSUANCE DATE:___________, 20_______
Name 2:__________________________	PAYMENT DATE: ________ day of ______
Address:__________________________	MATURITY DATE:__________, 20_______
PRINCIPAL AMOUNT: $____________	CATEGORY OF FIXED SERIES NOTE: ____________
DEFERRED INTEREST ELECTION MADE: _________________________________ [See Section 5 Below]	TERM:______________________________ NOTE NO.:__________________________

THIS FIXED SERIES CLASS 1A NOTE IS SUBJECT TO THE PROVISIONS OF THE INDENTURE dated December 20, 2017 (the “Indenture”), which authorizes the issuance of up to $300,000,000 of Class 1A Notes.

1.Maker’s Obligation to Pay. For value received, MINISTRY PARTNERS INVESTMENT COMPANY, LLC, a California limited liability company (“Maker”), hereby promises to pay to the order of the registered holder of this Note (“Holder”) at such address of Holder as stated above and set forth on the records of Maker, or at such other place as Holder may designate in writing to Maker, the Principal Amount plus any additional advances to the Principal Amount by Holder and accepted by Maker, together with interest accrued on the Principal Amount at the Interest Rate stated above. The Interest Rate equals the sum of the Fixed Spread and the CMT Index in effect on the Issuance Date.

2.Manner and Form of Payment. This Note shall be payable interest only, in arrears, commencing on the Payment Date of the month next following the month in which the Issuance Date occurs and continuing on the same day of each month following thereafter until the Maturity Date stated above occurs, on which date the unpaid balance of the Principal Amount and accrued interest shall be due and payable. All payments hereunder shall be in lawful money of the United States of America and shall be applied first to the payment of accrued interest and then to the payment of the Principal Amount.

3.Subject to the Indenture. This Note is issued subject to the terms and conditions of the Indenture.

4.Events of Default and Remedies. This Note shall be subject to each of the Events of Default and remedies set forth in the Indenture. In order to cure Payment Default, Maker must mail to the Holder, or direct deposit if that option is selected, the amount of the nonpayment plus a late payment penalty equal to simple interest on the amount unpaid at the rate of 10% per annum, measured from the date the payment should have been mailed, deposited or credited pursuant to the terms of this Note until the date it actually is mailed, deposited or credited.

If an Event of Default occurs and is continuing, then the Holders of at least 25% of the Principal Amount of the Notes may give notice to Maker and declare the unpaid balance of the Notes immediately due and payable. However, the Holders of at least a majority of the Principal Amount of the Notes (a “Majority of the Holders”) is required to direct the Trustee to act for the Holders and bring an action to collect payment of the Notes or to pursue another remedy for our default. No Holder has the right to institute or continue any proceeding, judicial or otherwise, with respect to the Notes except through an action authorized by the Indenture.

5. Deferred Interest Election. If the Holder makes this election, payment of accrued interest on this Note will be deferred and Maker shall defer all interest payable on this Note until the Payment Date by increasing the Principal Amount by an amount equal to each accrued interest payment otherwise payable on this Note, as of the Payment Date of such interest payment. Interest shall be payable on such increased Principal Amount thereon in the manner otherwise provided herein.

B-1

6.Maker’s Election to Prepay. The Maker may at any time, upon not less than thirty (30) nor more than sixty (60) days’ prior written notice to the Holder, elect to prepay the unpaid balance of the Principal Amount and interest of the Note, in whole or in part, by delivering to the Holder the payment so required. Notice of prepayment shall be mailed by first class mail to Holder. If less than all of the Series of the Note is prepaid, Maker shall prepay all Notes of the Series on a pro rata basis. In the event of such prepayment, a new Note in Principal Amount equal to the unpaid Principal Amount of the original Note shall be issued in the name of Holder and the original Note shall be canceled. On and after the prepayment date, interest shall cease to accrue on the portion of the Principal Amount prepaid. The foregoing obligation to prepay a Series of Notes on a pro rata basis herein shall not in any manner limit the Maker’s right to repurchase or prepay any Note on a voluntary basis agreed to by the Holder thereof, including any prepayment of the Note prior to maturity as described below.

7Early Presentment. Holder may, upon written notice to Maker, request prepayment of the Note by reason of the Holder’s demonstrated bona fide hardship at any time prior to maturity. Maker is under no obligation to prepay the Note. Maker will take into consideration Holder’s circumstances indicating family emergency or undue financial hardship. Regardless, whether to so prepay the Note shall be determined in Maker’s sole judgment. In the event Maker determines to prepay the Note, it shall prepay the unpaid balance of the Principal Amount or portion thereof, plus the accrued but unpaid interest through the date of prepayment, less an amount equal to an administrative fee not to exceed an amount equal to three (3) months’ interest on the Principal Amount of the Note prepaid.

8.Waivers. The Maker waives demand for payment, presentment for payment, protest, notice of protest, notice of dishonor, notice of nonpayment, notice of acceleration or maturity, and/or diligence in taking any action to collect sums owing hereunder.

9. Severability. In case any provision in this Note shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

10.    California Law; Jurisdiction. This Note is made in the State of California and the provisions hereof shall be construed in accordance with the laws of the State of California, except to the extent preempted by federal law. In the event of a default hereunder, this Note may be enforced in any court of competent jurisdiction in the State of California, and as a condition to the issuance of this Note, Maker and Holder submit to the jurisdiction of such court regardless of their residence or where this Note or any endorsement hereof may have been executed.

Orange County, California

MINISTRY PARTNERS INVESTMENT COMPANY, LLC
By: ___________________________________________

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EXHIBIT C

SPECIMEN

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS 1A

VARIABLE SERIES NOTE

HOLDER:	INTEREST RATE: ____%
Name: _________________________________	ISSUANCE DATE:___________, 20_______
Name 2:__________________________	PAYMENT DATE: ________ day of ______
Address:__________________________	MATURITY DATE:__________, 20_______
PRINCIPAL AMOUNT: $____________	CATEGORY OF VARIABLE SERIES NOTE: ____________
DEFERRED INTEREST ELECTION MADE: _________________________________ [See Section 7 Below]	TERM:______________________________ NOTE NO.:__________________________

THIS VARIABLE SERIES CLASS 1A NOTE IS SUBJECT TO THE PROVISIONS OF THE INDENTURE dated December 20, 2017 (the “Indenture”), which authorizes the issuance of up to $300,000,000 of Class 1A Notes.

1. Maker’s Obligation to Pay. For value received, MINISTRY PARTNERS INVESTMENT COMPANY, LLC, a California limited liability company (“Maker”), hereby promises to pay to the order of the registered holder of this Note (“Holder”) at such address of Holder as stated above and set forth on the records of Maker, or at such other place as Holder may designate in writing to Maker, the Principal Amount plus any additional advances to the Principal Amount by Holder and accepted by Maker, together with interest accrued on the Principal Amount at the Interest Rate stated above. The Interest Rate equals the Variable Spread plus the Variable Index in effect on the Issuance Date.

2. Interest Rate Adjustments. On the ___ day of each month, commencing with the month next following the month of the Issuance Date (an “Adjustment Date”) and continuing until the Note is repaid in full, the Interest Rate paid on this Note shall be adjusted to equal the Interest Rate which Maker would pay on the Category of this Variable Series Note had it been issued on the respective Adjustment Date.

3. Manner and Form of Payment. This Note shall be payable interest only, in arrears, commencing on the Payment Date of the month next following the month in which the Issuance Date occurs and continuing on the same day of each month following thereafter until the Maturity Date stated above occurs, on which date the unpaid balance of the Principal Amount and accrued interest shall be due and payable. All payments hereunder shall be in lawful money of the United States of America and shall be applied first to the payment of accrued interest and then to the payment of the Principal Amount.

4. Holder’s Call for Payment. Anything else in this Note to the contrary notwithstanding, the Holder may call the entire unpaid balance of the Principal Amount and accrued interest on this Note due and payable upon written notice to Maker at any time after the unpaid principal balance on the Note has equaled $10,000 or more for at least ninety consecutive (90) days.

5. Subject to the Indenture. This Note is issued subject to the terms and conditions of the Indenture.

6. Events of Default and Remedies. This Note shall be subject to each of the Events of Default and remedies set forth in the Indenture. In order to cure Payment Default, Maker must mail to the Holder, or direct deposit if that option is selected, the amount of the nonpayment plus a late payment penalty equal to simple interest on the amount unpaid at the rate of 10% per annum, measured from the date the payment should have been mailed, deposited or credited pursuant to the terms of this Note until the date it actually is mailed, deposited or credited.

If an Event of Default occurs and is continuing, then the Holders of at least 25% of the Principal Amount of the Notes may give notice to Maker and declare the unpaid balance of the Notes immediately due and payable. However, the Holders of at least a majority of the Principal Amount of the Notes (a “Majority of the Holders”) is required to direct the Trustee to act for the Holders and bring an action to collect payment of the Notes or to pursue another remedy for our default. No Holder has the right to institute or continue any proceeding, judicial or otherwise, with respect to the Notes except through an action authorized by the Indenture.

C-1

7. Deferred Interest Election. If the Holder makes this election, payment of accrued interest on this Note will be deferred and Maker shall defer all interest payable on this Note until the Payment Date by increasing the Principal Amount by an amount equal to each accrued interest payment otherwise payable on this Note, as of the Payment Date of such interest payment. Interest shall be payable on such increased Principal Amount thereon in the manner otherwise provided herein.

8. Maker’s Election to Prepay. The Maker may at any time, upon not less than thirty (30) nor more than sixty (60) days’ prior written notice to the Holder, elect to prepay the unpaid balance of the Principal Amount and interest of the Note, in whole or in part, by delivering to the Holder the payment so required. Notice of prepayment shall be mailed by first class mail to Holder. If less than all of the Series of the Note is prepaid, Maker shall prepay all Notes of the Series on a pro rata basis. In the event of such prepayment, a new Note in Principal Amount equal to the unpaid Principal Amount of the original Note shall be issued in the name of Holder and the original Note shall be canceled. On and after the prepayment date, interest shall cease to accrue on the portion of the Principal Amount prepaid. The foregoing obligation to prepay a Series of Notes on a pro rata basis herein shall not in any manner limit the Maker’s right to repurchase or prepay any Note on a voluntary basis agreed to by the Holder thereof, including any prepayment of the Note prior to maturity as described below.

9. Early Presentment. Holder may, upon written notice to Maker, request prepayment of the Note by reason of the Holder’s demonstrated bona fide hardship at any time prior to maturity. Maker is under no obligation to prepay the Note. Maker will take into consideration Holder’s circumstances indicating family emergency or undue financial hardship. Regardless, whether to so prepay the Note shall be determined in Maker’s sole judgment. In the event Maker determines to prepay the Note, it shall prepay the unpaid balance of the Principal Amount or portion thereof, plus the accrued but unpaid interest through the date of prepayment, less an amount equal to an administrative fee not to exceed an amount equal to three (3) months’ interest on the Principal Amount of the Note prepaid.

10. Waivers. The Maker waives demand for payment, presentment for payment, protest, notice of protest, notice of dishonor, notice of nonpayment, notice of acceleration or maturity, and/or diligence in taking any action to collect sums owing hereunder.

11. Severability. In case any provision in this Note shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

12. California Law; Jurisdiction. This Note is made in the State of California and the provisions hereof shall be construed in accordance with the laws of the State of California, except to the extent preempted by federal law. In the event of a default hereunder, this Note may be enforced in any court of competent jurisdiction in the State of California, and as a condition to the issuance of this Note, Maker and Holder submit to the jurisdiction of such court regardless of their residence or where this Note or any endorsement hereof may have been executed.

Orange County, California

MINISTRY PARTNERS INVESTMENT COMPANY, LLC
By: ___________________________________________

C-2

EXHIBIT D

SPECIMEN

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

RETAIL PURCHASE APPLICATION

CLASS 1A NOTES

This Retail Purchase Application (“Application”) constitutes your offer, as a natural person and Purchaser, to purchase the Class 1A Note(s) you identify in Section IV below. The Forms to purchase the Note(s) are set forth as Exhibit B (Fixed Series Note) and Exhibit C (Variable Series Note), respectively, in the prospectus dated ~~January 19,~~February 26, 2018, as amended and supplemented (the “Prospectus”). Unless otherwise expressly stated, the capitalized terms used in this Application have the respective meanings set forth in the Prospectus.

This Application is subject to the following terms and conditions.

PAYMENT. This Application must be accompanied by payment in full for the Total Notes Purchased stated in Section IV below. Unless otherwise preauthorized, payment must be made by check payable to “Ministry Partners Investment Company, LLC”.

SUITABILITY REQUIREMENTS. We will not accept this Application unless you represent to us that you satisfy one of the minimum suitability requirements below by initialing on the appropriate line. For the purposes of the following requirements, "net worth" means the estimated fair market value of your assets, excluding your personal residence.  We and our Selling Agent, Ministry Partners Securities, LLC, are responsible for determining if the Note purchasers meet the suitability standards required by applicable federal, state and regulatory standards required for broker dealer firms that are selling the Notes.

______ Initial

Your investment in the Note(s) does not exceed ten percent (10%) of your net worth and you have either (i) a minimum annual gross income of at least $40,000 and a net worth of $40,000, or (ii) a net worth of at least $70,000; OR

______ Initial

Your investment in the Note(s) does not exceed twenty percent (20%) of your net worth and you have either (i) a minimum annual gross income of at least $70,000 and a net worth of $70,000, or (ii) a net worth of at least $250,000.

Your broker or financial advisor will ask you for information to determine your ability to meet these suitability standards. You must verify that you have reviewed these suitability standards and that you meet the above-stated suitability standards.

We may, however, waive this concentration requirement for an investor who possesses sufficient means or sophistication, either alone or with the advice of a qualified financial advisor, to understand and tolerate the risks inherent in a concentrated investment in the Notes, provided they acknowledge in writing their understanding of the concentration and illiquidity risks posed by their investment.

ACCEPTANCE. We may accept or reject your offer in this Application, in our sole and absolute discretion. In the event we reject this Application, we will promptly return your payment to you, without interest or reduction. If we accept this Application, we will open an account in our records (your “Account”) in your name and you will become the holder of the Note(s) as of the date we accept this Application.

As required by the USA PATRIOT ACT, IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means for you: When you purchase a note, we will ask for your name, address, date of birth and other information that will allow us to identify you.

Deliver this Purchase Application to your securities broker, who is to deliver it on your behalf to:

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

915 West Imperial Highway, Suite 120

Brea, CA 92821

MINISTRY PARTNERS INVESTMENT COMPANY, LLC IS OWNED BY CREDIT UNIONS. SECURITIES PRODUCTS OFFERED BY MINISTRY PARTNERS INVESTMENT COMPANY, LLC ARE NOT DEPOSITS OF, OBLIGATIONS OF, OR GUARANTEED BY ANY CREDIT UNION OR OTHER PERSON. THEY ARE NOT INSURED OR GUARANTEED BY THE NCUSIF OR ANY OTHER GOVERNMENT AGENCY OR PRIVATE INSURER. THESE PRODUCTS INVOLVE INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL

I. Registration Type *(Only one Note registration type per purchase application)*

☐ **Individual** ☐ **Individual Transfer on Death (TOD form required)**

☐ **Joint Tenant** *Tenancy Clause (select one):* *Are the tenants married to each other?* Yes ☐ No ☐

◯ W/Right of Survivorship ◯ Community Property ◯ In Common ◯ Community Property w/ Right of Survivorship

Retirement: ☐ Traditional IRA ☐ SEP IRA ☐ ROTH IRA ☐ Simple IRA

☐ **Uniform Transfer to Minor Act (UTMA)** ☐ **Uniform Gift to Minor Act (UGMA)** *Note: Enter minor's information in Section II and Custodian's contact information in Section III.*

☐ **Trust*** *Is the trustee also the grantor of the trust?* Yes ☐ *No ☐

Trust Name ____________ Date Established ____________ Tax ID Number ____________

Number of Trustees ________ ***Can Trustees act independently?*** ☐ Yes ☐ No

** The applicant may be asked to furnish additional information when determining whether a retail or commercial application should be completed.*

II. Purchaser Information

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. Suffix ☐ Sr. ☐ Jr.

Name (include title if applicable) ____________

Mailing Address *(If your mailing address is a PO Box please provide a physical address below)* ____________

Physical Address, City, State, Zip ____________

Home Phone ________ Cell Phone ________ Work Phone ________ E-mail Address ________

USA PATRIOT Act Information (Required by Federal Law)

Date of Birth ________ Social Security ________ Country of Citizenship ________

ID Type ________ ID No. ________ Issue Date ________ Expiration Date ________ Issuing Entity/State/Country ________

III. Additional Purchaser Information/Custodian

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. Suffix ☐ Sr. ☐ Jr.

Name (include title if applicable) ____________

Mailing Address *(If your mailing address is a PO Box please provide a physical address below)* ____________

Physical Address, City, State, Zip ____________

Home Phone ________ Cell Phone ________ Work Phone ________ E-mail Address ________

USA PATRIOT Act Information (Required by Federal Law)

Date of Birth ________ Social Security ________ Country of Citizenship ________

ID Type ________ ID No. ________ Issue Date ________ Expiration Date ________ Issuing Entity/State/Country ________

12/2017 Page 2 of 4

IV. Purchase

Fixed Series

Category	Amount Purchased	Maturity (Term)	Interest Rate	Minimum Purchase
Fixed 1	$ ________	____ months	______ %	$ 1,000
Fixed 5	$ ________	____ months	______ %	$ 5,000
Fixed 10	$ ________	____ months	______ %	$ 10,000
Fixed 25	$ ________	____ months	______ %	$ 25,000
Fixed 50	$ ________	____ months	______ %	$ 50,000
Fixed 100	$ ________	____ months	______ %	$ 100,000
Fixed Series Total	$ ________			

Interest Payment Option (Select One): *If no option is selected, interest will be paid montly.*

☐ Deferred Interest Election: Defer payment of all accrued interest on each of the Purchaser's Fixed Series Notes and add the interest so deferred to the Note's principal balance. *
Note: We will pay no Asset Under Management Fees ("AUM Fees")

☐ Current Payment Election: I elect to receive all payments of interest on my Note

☐ Monthly ☐ Quarterly ☐ Semi-Annually ☐ Annually

Payment Method: *If no option is selected all principal and interest payments will be mailed to the address of record.*

☐ Mail to the address of record. ☐ ACH ☐ Deposit to ECCU Account #: ____________________

Note: ACH Interest Payment Authorization form and voided check is required for ACH.

Variable Series

Category	Amount Purchased	Maturity (Term)	Interest Rate	Minimum Purchase
Variable 10	$ ________	60 Months	______ %	$ 10,000
Variable 25	$ ________	60 Months	______ %	$ 25,000
Variable 50	$ ________	60 Months	______ %	$ 50,000
Variable 100	$ ________	60 Months	______ %	$ 100,000
Variable 250	$ ________	60 Months	______ %	$ 250,000
Variable Series Total	$ ________			

Interest Payment Option (Select One): *If no option is selected, interest will be paid montly.*

☐ Deferred Interest Election: Defer payment of all accrued interest on each of the Purchaser's Fixed Series Notes and add the interest so deferred to the Note's principal balance. *
Note: We will pay no AUM Fees

☐ Current Payment Election: I elect to receive all payments of interest on my Note

☐ Monthly ☐ Quarterly ☐ Semi-Annually ☐ Annually

Payment Method: *If no option is selected all principal and interest payments will be mailed to the address of record.*

☐ Mail to the address of record. ☐ ACH ☐ Deposit to ECCU Account #: ____________________

Note: ACH Interest Payment Authorization form and voided check is required for ACH.

Total Purchase: $ ________ ***Make check payable to "Ministry Partners Investment Company, LLC"***

12/2017

Page 3 of 4

VII. Relationships with Evangelical Christian Community

Please provide the name and address of the evangelical church, church organization or ministry of which you are a member, with which you are associated, or of which you have chosen to support with your investment in the Note(s).

Name of Church, Organization or Ministry

Address of Church, Organization or Ministry

VIII. Certain Acknowledgments, Representations and Agreements

You acknowledge and agree to each of the following:

(a) The information, acknowledgments and representations you provide to us in this Application, and may otherwise provide to us in writing, are true and correct as of the date of this Application and, should any material information you provide us change after the date of this Application, you will promptly provide us with the updated information.

(b) We will rely on the information, acknowledgments, representations and agreements in this Application in making a determination as to whether to accept you as a Purchaser in the Note(s). To the best of your information and belief the above information you supply us is true and correct in all respects. You agree that your representations will survive our acceptance of this Application.

(c) You have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the prospective investment in the Note(s).

(d) You have received a copy of the Prospectus and you have had the opportunity to review the Prospectus, which includes, among other things, a description of the Company, its business, its most recent year end and quarterly financial statements, and the material risks involved in the Company's business.

(e) You acknowledge that it may not be possible to liquidate, sell or redeem the Note(s) in case of emergency. You are purchasing the Note(s) with the understanding and intent to hold the Note(s) until they are due and payable in accordance with their terms.

(f) You have determined that you are capable of bearing the high economic risks of this investment, including the loss of your entire investment in the Note(s).

(g) You have the means of providing for your current financial needs and contingencies and have no need for liquidity in this investment.

IX. Signatures

By executing this PURCHASE APPLICATION, I (we), as Purchaser(s), acknowledge and represent to you (the "Company") that: **(1)** I (we) have received and reviewed the Prospectus, **(2)** each of my (our) questions concerning this offering has been answered to my (our) satisfaction, **(3)** I (we) adopt and agree to be bound by the terms and conditions of the Trust Indenture, **(4)** I (we) have read and understand the prepayment terms and conditions as set forth in my (our) Note(s), **(5)** I am (each of us is) a natural person 21 years or older, **(6)** I (we) have the power and authority to execute this Application, and **(7)** I (we) understand that the purchase of the Note(s) is subject to the Company's acceptance of this Application and if so accepted, I (we) agree to purchase the Note(s) identified in Section IV. (Sign below exactly as printed in Sections II and III. For joint registrations, each registered Purchaser must sign.)

Under penalty of perjury, I (we) certify with my (our) signature(s) below that the number(s) shown in Section II and III is (are) my (our) correct taxpayer identification number(s). Also, I (we) have not been notified by the Internal Revenue Service that I (we) am (are) currently subject to backup withholding unless otherwise indicated.

Signature	Print Name	Date
Signature	Print Name	Date

12/2017

Page 4 of 4

EXHIBIT D

SPECIMEN

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

COMMERCIAL PURCHASE APPLICATION

CLASS 1A NOTES

This Commercial Purchase Application (“Application”) constitutes your offer, as Purchaser, who is not a natural person, to purchase the Class 1A Note(s) you identify in Section V below. The Forms to purchase the Note(s) are set forth as Exhibit B (Fixed Series Note) and Exhibit C (Variable Series Note), respectively, in the prospectus dated ~~January 19,~~February 26, 2018, as amended and supplemented (the “Prospectus”). Unless otherwise expressly stated, the capitalized terms used in this Application have the respective meanings set forth in the Prospectus. Unless otherwise stated, “you” or “your” refers to the entity or other non-natural person making this offer.

This Application is subject to the following terms and conditions.

PAYMENT. This Application must be accompanied by payment in full for the Total Notes Purchased stated in Section V below. Unless otherwise preauthorized, payment must be made by check payable to “Ministry Partners Investment Company, LLC”.

SUITABILITY REQUIREMENTS. We will not accept this Application unless you represent to us that you satisfy one of the suitability requirements below by initialing on the appropriate line. For the purposes of the following requirements, "net worth" means the estimated fair market value of your assets.    For investments made by a Trust in which the grantor serves as trustee or if an individual is providing the funds to make an investment in the Notes, "net worth" means the estimated fair market value of your assets, excluding the individual’s personal residence. We and our Selling Agent, Ministry Partners Securities, LLC, are responsible for determining if the Note purchasers meet the suitability standards required by applicable federal, state and regulatory standards required for broker dealer firms that are selling the Notes.

______ Initial	Your investment in the Note(s) does not exceed ten percent (10%) of your net assets and you have either (i) liquid assets of at least $50,000, or (ii) total gross assets of at least $500,000; OR

______ Initial	Your investment in the Note(s) does not exceed twenty percent (20%) of your net assets and you have either (i) liquid assets of at least $100,000, or (ii) total gross assets of at least $1,000,000.

Your broker or financial advisor will ask you for information to determine your ability to meet these suitability standards. You must verify that you have reviewed these suitability standards and that you meet the above-stated suitability standards.

We may, however, waive this concentration requirement for an investor who possesses sufficient means or sophistication, either alone or with the advice of a qualified financial advisor, to understand and tolerate the risks inherent in a concentrated investment in the Notes, provided they acknowledge in writing their understanding of the concentration and illiquidity risks posed by their investment.

ACCEPTANCE. We may accept or reject your offer in this Application, in our sole and absolute discretion. In the event we reject this Application, we will promptly return your payment to you, without interest or reduction. If we accept this Application, we will open an account in our records (your “Account”) in your name and you will become the holder of the Note(s) as of the date we accept this Application.

As required by the USA PATRIOT ACT, IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means for you: When you purchase a note, we will ask for your name, address, date of birth and other information that will allow us to identify you.

Deliver this Purchase Application to your securities broker, who is to deliver it on your behalf to:

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

915 West Imperial Highway, Suite 120

Brea, CA 92821

I. Registration Type *(Only one Note registration type per purchase application)*

☐ Trust Date Established: ____________ Number of Trustees ________ ***Can Trustees act independently?*** ☐ Yes ☐ No

Trust type (select one): ◯ Charitable ◯ Family ◯ Living ◯ Revocable ◯ Irrevocable

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other ____________________

II. Purchaser Information

Legal Entity or Trust Name

Tax ID Number

Mailing Address *(If your mailing address is a PO Box please provide a physical address below)*

Physical Address, City, State, Zip

Phone Number

Fax Number

Website Address

☐ *Please check if your entity has been at the current address for less than one year.*

III. Relationships with Evangelical Christian Community

Please provide the name and address of the evangelical church, church organization or ministry of which you are a member, with which you are associated, or of which you have chosen to support with your investment in the Note(s).

Name of Church, Organization or Ministry

Address of Church, Organization or Ministry

12/2017

Page 2 of 5

IV. Authorized Person (Primary Contact)

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. Suffix ☐ Sr. ☐ Jr.

First, Middle, Last | Relationship to Entity

Mailing Address *(If your mailing address is a PO Box please provide a physical address below)*

Physical Address, City, State, Zip

Home Phone | Cell Phone | Work Phone | E-mail Address

USA PATRIOT Act Information (Required by Federal Law)

Date of Birth | Social Security | Country of Citizenship

ID Type | ID No. | Issue Date | Expiration Date | Issuing Entity/State/Country

V. Authorized Person (Secondary Contact Information)

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. Suffix ☐ Sr. ☐ Jr.

First, Middle, Last | Relationship to Entity

Mailing Address *(If your mailing address is a PO Box please provide a physical address below)*

Physical Address, City, State, Zip

Home Phone | Cell Phone | Work Phone | E-mail Address

USA PATRIOT Act Information (Required by Federal Law)

Date of Birth | Social Security | Country of Citizenship

ID Type | ID No. | Issue Date | Expiration Date | Issuing Entity/State/Country

12/2017 Page 3 of 5

VI. Purchase

Fixed Series

Category	Amount Purchased	Maturity (Term)	Interest Rate	Minimum Purchase
Fixed 1	$ ________	____ months	________ %	$ 1,000
Fixed 5	$ ________	____ months	________ %	$ 5,000
Fixed 10	$ ________	____ months	________ %	$ 10,000
Fixed 25	$ ________	____ months	________ %	$ 25,000
Fixed 50	$ ________	____ months	________ %	$ 50,000
Fixed 100	$ ________	____ months	________ %	$ 100,000
Fixed Series Total	$ ________			

Interest Payment Option (Select One): *If no option is selected, interest will be paid montly.*

☐ **Deferred Interest Election:** Defer payment of all accrued interest on each of the Purchaser's Fixed Series Notes and add the interest so deferred to the Note's principal balance. *
Note: We will pay no Asset Under Management Fees ("AUM Fees")

☐ **Current Payment Election:** I elect to receive all payments of interest on my Note

☐ Monthly ☐ Quarterly ☐ Semi-Annually ☐ Annually

Payment Method: *If no option is selected all principal and interest payments will be mailed to the address of record.*

☐ Mail to the address of record. ☐ ACH ☐ Deposit to ECCU Account #: ________________

Note: ACH Interest Payment Authorization form and voided check is required for ACH.

Variable Series

Category	Amount Purchased	Maturity (Term)	Interest Rate	Minimum Purchase
Variable 10	$ ________	60 Months	________ %	$ 10,000
Variable 25	$ ________	60 Months	________ %	$ 25,000
Variable 50	$ ________	60 Months	________ %	$ 50,000
Variable 100	$ ________	60 Months	________ %	$ 100,000
Variable 250	$ ________	60 Months	________ %	$ 250,000
Variable Series Total	$ ________			

Interest Payment Option (Select One): *If no option is selected, interest will be paid montly.*

☐ **Deferred Interest Election:** Defer payment of all accrued interest on each of the Purchaser's Fixed Series Notes and add the interest so deferred to the Note's principal balance. *
Note: We will pay no AUM Fees

☐ **Current Payment Election:** I elect to receive all payments of interest on my Note

☐ Monthly ☐ Quarterly ☐ Semi-Annually ☐ Annually

Payment Method: *If no option is selected all principal and interest payments will be mailed to the address of record.*

☐ Mail to the address of record. ☐ ACH ☐ Deposit to ECCU Account #: ________________

Note: ACH Interest Payment Authorization form and voided check is required for ACH.

Total Purchase: $ ________ ***Make check payable to "Ministry Partners Investment Company, LLC"***

12/2017 Page 4 of 5

VII. Certain Acknowledgments, Representations and Agreements

You acknowledge and agree to each of the following:

(a) The information, acknowledgments and representations you provide to us in this Application, and may otherwise provide to us in writing, are true and correct as of the date of this Application and, should any material information you provide us change after the date of this Application, you will promptly provide us with the updated information.

(b) We will rely on the information, acknowledgments, representations and agreements in this Application in making a determination as to whether to accept you as a Purchaser in the Note(s). To the best of your information and belief the above information you supply us is true and correct in all respects. You agree that your representations will survive our acceptance of this Application.

(c) You have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the prospective investment in the Note(s).

(d) You have received a copy of the Prospectus and you have had the opportunity to review the Prospectus, which includes, among other things, a description of the Company, its business, its most recent year end and quarterly financial statements, and the material risks involved in the Company's business.

(e) You acknowledge that it may not be possible to liquidate, sell or redeem the Note(s) in case of emergency. You are purchasing the Note(s) with the understanding and intent to hold the Note(s) until they are due and payable in accordance with their terms.

(f) You have determined that you are capable of bearing the high economic risks of this investment, including the loss of your entire investment in the Note(s).

(g) You have the means of providing for your current financial needs and contingencies and have no need for liquidity in this investment.

VIII. Signatures

By executing this PURCHASE APPLICATION, each person executing this Application (each a "signatory") acknowledges and represents that: **(1)** they have received and reviewed the current Prospectus, **(2)** each of their questions concerning this offering has been answered to their satisfaction, **(3)** the entity Purchaser identified in Section II above (the "Entity") adopts and agrees to be bound by the terms and conditions of the Trust Indenture, **(4)** they have read and understand the prepayment terms and conditions as set forth in the Note(s), **(5)** the Entity has been duly organized according to the laws of its state and is duly authorized and has the power and authority to purchase the Note(s) identified in Section V, **(6)** each signatory is a natural person 21 years or older, has been duly elected and is legally holding the office set forth opposite their name, **(7)** each signatory has the power and authority to execute this Application, and **(8)** the purchase of the Note(s) is subject to the Company's acceptance of this Application and if so accepted, the signatories on behalf of the Entity agree to purchase the Note(s) identified in Section V. (Sign below exactly as printed in Sections III and IV.)

Under penalty of perjury, the signatories below certify that the number shown in Section II above is the correct taxpayer identification number of the entity mentioned in Section II and that none of the signatories has been notified by the Internal Revenue Service that the Entity is currently subject to backup withholding unless otherwise indicated.

Signature	Title	Print Name	Date

12/2017 Page 5 of 5

No dealer, sales person or other individual has been authorized to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been any change in the affairs of the Company since the date hereof or that the information contained herein is correct or complete as of any time subsequent to the date hereof.

MINISTRY PARTNERS INVESTMENT COMPANY, LLC $90,000,000 CLASS 1A NOTES PROSPECTUS February ~~7,~~26, 2018

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by the company.

SEC Registration Fee	$11,205
FINRA Filing Fee	$14,000
Legal Fees and Expenses	$90,000
Accounting Fees and Expenses	$40,000
Printing Costs	$30,000
Blue Sky Registration Fees	$36,000
Trustee Fees	$60,000
Miscellaneous*	$10,795
TOTAL	$317,000

*Includes estimated costs for additional clerical services, stationery, printing and similar administrative support expenses.

All of the above items except the registration fee are estimates.

Item 14. Indemnification of Managers and Officers.

Registrant’s Operating Agreement authorizes Registrant to indemnify its agents (including its officers and managers to the fullest extent permitted under the California Revised Uniform Limited Liability Company Act). Registrant’s Operating Agreement generally allows for indemnification of managers and officers against certain loss from proceedings including threatened, pending or completed investigative, administrative civil and criminal proceedings, provided such persons acted in good faith and in a manner the person reasonably believed to be in the best interests of Registrant or that the person had reasonable cause to believe to be lawful.

Item 15. Recent Sales of Unregistered Securities.

The Company from time to time sells debt securities on a negotiated basis to ministries or individuals who have purchased notes from the Company before and/or are accredited persons within the meaning of Rule 501 under Regulation D. For each of these notes, interest rates, terms and other conditions of the loan were negotiated with the investor. The Company has relied upon the exemptions under Regulation D and/or Section 4(2) of the 1933 Act in selling these securities.

Part II, Page 1

Item 16. Exhibits.

Exhibit No.	Description
3.1	Articles of Organization - Conversion of Ministry Partners Investment Company, LLC, dated as of December 31, 2008 (1)
3.2	Operating Agreement of Ministry Partners Investment Company, LLC, dated as of December 31, 2008 (1)
3.3	Plan of Conversion of Ministry Partners Investment Corporation, dated September 18, 2008 (1)
3.4	Series A Preferred Unit Certificate of Ministry Partners Investment Company, LLC, dated as of December 31, 2008 (1)
3.5	First Amendment to the Operating Agreement of Ministry Partners Investment Company, LLC, effective as of February 11, 2010 (2)
3.6	Amended and Restated Certificate of Designation of the Powers, Designations, Preferences and Rights of Series A Preferred Units, effective as of May 23, 2013 (3)
5.1	Opinion of Rushall & McGeever (*)
5.2	Opinion of Bush Ross, P.A. (*~~*~~)
10.1	$10 Million Committed Line of Credit Facility and Security Agreement, dated October 8, 2007 (4)
10.2	$50 Million CUSO Committed Line of Credit Facility and Security Agreement, dated October 8, 2007 (4)
10.3

Loan and Security Agreement dated November 4, 2011, by and between Ministry Partners Investment Company, LLC and The National Credit Union Administration Board as Liquidating Agent of Western Corporate Federal Credit Union (5)

10.4

Loan and Security Agreement dated November 4, 2011, by and between Ministry Partners Investment Company, LLC and The National Credit Union Administration Board as Liquidating Agent of Members United Corporate Federal Credit Union (5)

10.5	CUSO Line of Credit Facility Note and Security Agreement, dated May 14, 2008, executed by Ministry Partners Investment Corporation in favor of Members United Corporate Federal Credit Union (5)
10.6	Office Lease, dated November 4, 2008, by and between Ministry Partners Investment Corporation and Evangelical Christian Credit Union (5)
10.7	Equipment Lease, dated as of January 1, 2009, by and between Ministry Partners Investment Company, LLC and Evangelical Christian Credit Union (6)
10.8	Professional Services Agreement, dated as of January 1, 2009, by and between Ministry Partners Investment Company, LLC and Evangelical Christian Credit Union (6)
10.9	Form of Individual Manager Indemnification Agreement (7)
10.10	Confidential Severance and Release Agreement by and between Ministry Partners Investment Company LLC and Billy M. Dodson, effective November 8, 2013 (8)
10.11	Interim CEO Employment Agreement by and between Ministry Partners Investment Company LLC and James. H. Overholt, effective November 12, 2013 (9)

Part II, Page 2

10.12	Employment Agreement by and between Ministry Partners Investment Company, LLC and James H. Overholt, effective May 13, 2014 (10)
10.13	Loan and Security Agreement by and between Ministry Partners Investment Company, LLC and Ministry Partners Funding, LLC dated December 15, 2014 (10)
10.14	Managing Broker Dealer Agreement by and between Ministry Partners Investment Company, LLC and Ministry Partners Securities, LLC, dated _____________, 2018 (*)
10.15

Amendment to Loan and Security Agreement by and between The National Credit Union Administration Board As Liquidating Agent of Members United Corporate Federal Credit Union and Ministry Partners Investment Company, LLC dated March 30, 2015. (13)

10.16

Amendment to Loan and Security Agreement by and between The National Credit Union Administration Board As Liquidating Agent of Western Corporate Federal Credit Union and Ministry Partners Investment Company, LLC dated March 30, 2015. (13)

10.17	Employment Agreement by and between Ministry Partners Securities, LLC and Joseph Turner dated May 27, 2015. (14)
10.18	Severance and Release Agreement dated January 7, 2016. (15)
10.19	Employment Agreement by and between Ministry Partners Securities, LLC and Joseph Turner dated May 5, 2016. (16)
10.20	Separation and Release Agreement dated September 7, 2016. (17)
10.21

Amendment and Modification of Promissory Note by and between The National Credit Union Administration Board As Liquidating Agent of Members United Corporate Federal Credit Union and Ministry Partners Investment Company, LLC dated November 30, 2016. (18)

10.22

Amendment and Modification of Promissory Note by and between The National Credit Union Administration Board As Liquidating Agent of Western Corporate Federal Credit Union and Ministry Partners Investment Company, LLC dated November 30, 2016. (18)

10.23	Networking Agreement by and between Ministry Partners Securities, LLC and America’s Christian Credit Union dated July 30, 2014 and Addendum related thereto dated December 1, 2016. (*)
10.24	Form of Indenture by and between Ministry Partners Investment Company, LLC and U.S. Bank National Association, as Trustee dated December 20, 2017 (**)
10.25	Form of Fixed Series Class 1A Note. (**)
10.26	Form of Fixed Series Class 1A Note Purchase Application. (**)
10.27	Form of Variable Series Class 1A Note. (**)
10.28	Form of Variable Series Class 1A Note Purchase Application. (**)
10.29	Administrative Services Agreement by and between Ministry Partners Investment Company, LLC and Ministry Partners Securities, LLC dated January 30, 2018 (*)
14.1	Code of Ethics for Ministry Partners Investment Company, LLC, effective as of February 11, 2010 (2)
21.1	List of Subsidiaries (19)

Part II, Page 3

23.1	Consent of Hutchinson and Bloodgood LLP (**)
23.2	Consent of Rushall & McGeever (included as Exhibit 5.1)
23.3	Consent of Bush Ross, P.A. (included as Exhibit 5.2)
25.1	Powers of Attorney (included as page II-7 of Registration Statement)
25.2	Form T-1 with exhibits (*)

_____________________________

(1)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on December 22, 2008.
(2)	Incorporated by reference to the Report on Form 10-K filed by the Company on March 31, 2010.
(3)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on May 23, 2013
(4)	Incorporated by reference to the Report on Form 8-K filed by the Company on October 15, 2007, as amended.
(5)	Incorporated by reference to the Report on Form 10-K filed by the Company on April 14, 2009.
(6)	Incorporated by reference to the Report on Form 10-K/A filed by the Company on April 3, 2012.
(7)	Incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1 filed by the Company on June 24, 2014.
(8)	Incorporated by reference to Exhibit 10.1 of the Report on Form 10-Q filed by the Company on November 14, 2013
(9)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on January 7, 2014
(10)	Incorporated by reference to Exhibit 10.30 of the Report on Form 10-Q filed by the Company on May 15, 2014
(11)	Incorporated by reference to the Report on Form 10-K filed by the Company on March 31, 2015.
(13)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on April 9, 2015
(14)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on June 3, 2015
(15)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on January 12, 2016
(16)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on May 11, 2016
(17)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on September 13 2016
(18)	Incorporated by reference to the Current Report on Form 8-K filed by the Company on December 5, 2016
(19)	Incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1 filed by the Company on May 5, 2017
*	Previously Filed as part of this Registration Statement.

Part II, Page 4

**	Filed herewith.

Item 17. Undertakings

(a)       The undersigned Registrant hereby undertakes:

(1)To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i)to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)to reflect in the prospectus any facts or events which, individually, or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)      to include any additional or changed material information on the plan of distribution.

(2)That, for determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof; and

(3)To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

(4)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other

Part II, Page 5

than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Part II, Page 6

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-1 Registration Statement and authorized this amended registration statement to be signed on its behalf by the undersigned, in the City of Brea, California, on the ~~7th~~26th day of February, 2018.

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

By: /s/ Joseph W. Turner, Jr.
Joseph W. Turner, Jr.
Chief Executive Officer, President

Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Joseph W. Turner, Jr., as his true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement on Form S-1 of Ministry Partners Investment Company, LLC and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission. In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ R. Michael Lee R. Michael Lee by Joseph W. Turner, Jr, his attorney-in-fact	Chairman of the Board of Managers	February ~~7,~~26, 2018

/s/ Joseph W. Turner, Jr Joseph W. Turner, Jr	Chief Executive Officer, President	February ~~7,~~26, 2018

/s/ Brian S. Barbre Brian S. Barbre	Senior Vice President, Chief Financial Officer, Principal Accounting Officer	February ~~7,~~26, 2018

/s/ Van C. Elliott Van C. Elliott by Joseph W. Turner, Jr, his attorney-in-fact	Secretary, Manager	February ~~7,~~26, 2018

/s/ Mendell L. Thompson Mendell L. Thompson by Joseph W. Turner, Jr, his attorney-in-fact	Manager	February ~~7,~~26, 2018

/s/ Juli Anne S. Lawrence Juli Anne S. Lawrence by Joseph W. Turner, Jr, his attorney-in-fact	Manager	February ~~7,~~26, 2018

Part II, Page 7

/s/ Jerrod L. Foresman Jerrod L. Foresman by Joseph W. Turner, Jr, his attorney-in-fact	Manager	February ~~7,~~26, 2018

/s/ Jeffrey T. Lauridsen Jeffrey T. Lauridsen by Joseph W. Turner, Jr, his attorney-in-fact	Manager	February ~~7,~~26, 2018

/s/ Abel Pomar Abel Pomar by Joseph W. Turner, Jr, his attorney-in-fact	Manager	February ~~7,~~26, 2018

Part II, Page 8

Document comparison by Workshare 9 on Monday, February 26, 2018 12:43:04 PM

Input:
Document 1 ID	file://C:\Users\sean.sanford\Desktop\MPIC\February 26, 2018\Pre-Effective Amendment No. 3.docx
Description	Pre-Effective Amendment No. 3
Document 2 ID	file://C:\Users\sean.sanford\Desktop\MPIC\February 26, 2018\Pre-Effective Amendment No. 4.docx
Description	Pre-Effective Amendment No. 4
Rendering set	Standard

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